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TABLE OF CONTENTS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on October 24, 2007

Registration No. 333-145813

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ARYx THERAPEUTICS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	77-0456039 (I.R.S. Employer Identification No.)
6300 Dumbarton Circle Fremont, CA 94555 (510) 585-2200 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Paul Goddard, Ph.D.
Chairman of the Board and Chief Executive Officer
ARYx Therapeutics, Inc.
6300 Dumbarton Circle
Fremont, CA 94555
(510) 585-2200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
James F. Fulton, Jr., Esq. Cooley Godward Kronish LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 (650) 843-5000	Bruce K. Dallas, Esq. Davis Polk & Wardwell 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)

Common Stock, $0.001 par value per share	5,750,000	$16.00	$92,000,000	$2,825

(1)
Includes 750,000 shares of common stock which may be purchased by the underwriters to cover over-allotments, if any.

(2)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) promulgated under the Securities Act of 1933, as amended.

(3)
A registration fee of $2,648 was previously paid in connection with the initial filing of this registration statement on August 30, 2007. The aggregate registration fee of $2,825 is being offset by the $2,648 payment previously made.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS (Subject to Completion)
Issued October 24, 2007

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

5,000,000 Shares

COMMON STOCK

ARYx Therapeutics, Inc. is offering shares of its common stock. This is our initial public offering and no public market exists for our shares. We anticipate that the initial public offering price will be between $14.00 and $16.00 per share.

We have applied to list our common stock on the NASDAQ Global Market under the symbol "ARYX."

Investing in the common stock involves risks. See "Risk Factors" beginning on page 8.

PRICE $     A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to ARYx Therapeutics
Per share	$	$	$
Total	$	$	$

We have granted the underwriters the right to purchase up to an additional 750,000 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares of common stock to purchasers on                     , 2007.

MORGAN STANLEY
CIBC WORLD MARKETS
JEFFERIES & COMPANY
LEERINK SWANN

                           , 2007

        You should rely only on the information contained in this prospectus and any free-writing prospectus that we authorize to be distributed to you. We have not, and the underwriters have not, authorized anyone to provide you with information different from or in addition to that contained in this prospectus or any related free-writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell, and are seeking offers to buy shares of common stock, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, financial conditions, results of operations and prospects may have changed since that date.

        Until            2007 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments of subscriptions.

        We have not taken any action to permit a public offering of the shares of common stock outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus that we consider important to investors. You should read the entire prospectus carefully, including the "Risk Factors" section, the "Business" section which more fully describes our product candidates and the status of our clinical trials and our financial statement and the related notes included at the end of this prospectus, before making an investment decision.

ARYx THERAPEUTICS, INC.

Overview

        We are a biopharmaceutical company focused on developing a portfolio of internally discovered product candidates designed to eliminate known safety issues associated with well-established, commercially successful drugs. We use our RetroMetabolic Drug Design technology to design structurally unique molecules that retain the efficacy of these original drugs but are metabolized through a potentially safer pathway to avoid specific adverse side effects associated with these compounds. Our most advanced product candidate, ATI-7505, is based on cisapride and has successfully completed Phase 2 clinical trials for the treatment of gastroesophageal reflux disease and symptoms associated with functional dyspepsia, a condition resulting in pain or a sense of fullness due to impaired digestion. Our second product candidate, ATI-5923, is based on warfarin and recently completed a Phase 2 proof-of-concept clinical trial for use as an anticoagulant to treat patients at risk for the formation of dangerous blood clots. Our third product candidate, ATI-2042, is based on amiodarone and is in Phase 2 clinical trials for the treatment of atrial fibrillation, a form of irregular heartbeat. We have multiple product candidates in preclinical development. Each of our product candidates is an orally available, patentable new chemical entity designed to address similar indications as those of the original drug upon which it is based. Our product candidates target what we believe to be multi-billion dollar markets. We have entered into a worldwide collaboration with Procter & Gamble Pharmaceuticals, Inc., or P&G, for the development and commercialization of ATI-7505 and we hold all worldwide commercial rights to our other product candidates.

        Despite their commercial success, many drugs still have significant safety issues, often related to their metabolism. Approximately 90% of approved drugs are metabolized by the cytochrome P450, or CYP450, enzyme system in the liver, a pathway used for the clearance of drugs from the body. When multiple drugs are administered together, they may compete for metabolism by the CYP450 pathway, which has limited capacity. This can lead to reduced drug clearance, resulting in dangerous residual levels of the drugs and adverse drug-drug interactions. Our RetroMetabolic Drug Design technology utilizes a series of steps designed to eliminate specific unwanted effects of the original drug. Key to this approach is the creation of a pharmacologically inactive, nontoxic, easily excreted end product which we call the "ideal metabolite." The ideal metabolite is a nontoxic, water soluble, pharmacologically inactive compound that is not metabolized by the CYP450 pathway. Our product candidates are not primarily eliminated by the CYP450 pathway but instead by a large capacity and generally non-saturable esterase pathway that exists in most tissues. The esterase pathway is a less frequently used enzyme system capable of clearing some drugs from the body. Through this esterase pathway, our product candidates are metabolized into the previously designed "ideal metabolite." In addition, we have eliminated specific off-target pharmacology from some of our product candidates. Off-target pharmacology occurs when a drug interacts directly with a system other than for which it is intended. The off-target pharmacology that we address is the unintended and undesirable action of the drug at receptors other than those targeted, which may cause serious or sometimes fatal side effects.

Our Product Candidates

        We are engineering potentially safer oral product candidates that retain the efficacy of commercially successful drugs for well-established chronic markets. Our most advanced product candidates include the following:

  •
  ATI-7505 for Gastrointestinal Disorders.    Our most advanced product is ATI-7505, an oral prokinetic drug, or an agent that speeds up the motion of contents through the gut, that has successfully completed Phase 2 clinical trials for the treatment of multiple gastrointestinal disorders including gastroesophageal reflux disease, or GERD, and functional dyspepsia. ATI-7505 was designed to have the same therapeutic benefits as cisapride, a drug marketed by Johnson & Johnson as Propulsid in the United States. Launched in 1993, cisapride reached sales of over $1.0 billion, according to a 2005 article in the New York Times, before it was withdrawn from the market in 2000 due to serious cardiovascular side effects. These side effects occurred as blood levels of the drug rose significantly when CYP450 clearance was blocked because of the presence of other drugs cleared by the same metabolic pathway. We designed

  ATI-7505 to be metabolized through the esterase pathway, eliminating metabolism through CYP450 as well as off-target cardiovascular effects. The gastrointestinal disorders for which ATI-7505 can be developed include chronic constipation, functional dyspepsia, GERD, gastroparesis and irritable bowel syndrome, or IBS, with constipation. While some patients may suffer from more than one of these disorders, it is estimated that there are more than 100 million cases of gastrointestinal disorders in the United States based on various sources, primarily the American Journal of Gastroenterology and the Alimentary Pharmacology and Therapeutics journal. We have treated more than 500 patients with ATI-7505 as part of our clinical trial program, including three Phase 2 trials. In these trials, dosing with ATI-7505 showed a reduction in acid reflux, and in some measurements of nighttime heartburn, nighttime acid regurgitation, and multiple functional dyspepsia symptoms, as well as a dose-related increase in GERD erosion healing rates in patients with less severe erosions. Although the primary endpoint was not achieved in comparison to placebo, we have shown statistically significant improvement in some measures of both upper and lower gastrointestinal motility in healthy volunteers. Based upon the data generated in these clinical trials, we entered into a collaboration agreement with P&G under which they will develop and commercialize ATI-7505. P&G has initiated a Phase 2 clinical trial with ATI-7505 in chronic constipation and plans to initiate an additional Phase 2 clinical trial in functional dyspepsia.

  •
  ATI-5923 for Anticoagulation.    ATI-5923 is an oral anticoagulant in Phase 2 clinical trials for the treatment of patients who are at risk for the formation of dangerous blood clots, such as those with atrial fibrillation or those at risk of venous thromboembolism. ATI-5923 was designed to have the same therapeutic benefits as the drug warfarin, which for over 50 years has been the treatment of choice as an oral anticoagulant. Despite its widespread use, warfarin has several significant limitations. It is metabolized by CYP450 and has many drug-drug interactions that often lead to serious side effects. We designed ATI-5923 to be metabolized through the esterase pathway, eliminating metabolism through CYP450 and avoiding drug-drug interactions. Warfarin also has a very steep dose response curve which means that a small change in dose may lead to a substantial change in the anticoagulation status of the patient. This can put patients at risk for either life-threatening clotting or bleeding. In preclinical testing, it appears that ATI-5923 may have a flatter dose response curve than warfarin, although confirmation of this observation will require substantial additional clinical data. According to a 2006 report by Datamonitor, atrial fibrillation is the most common form of cardiac arrhythmia, or abnormal heart rhythm, with approximately 2.4 million people in the United States currently diagnosed with this condition. According to the 2005 Decision Resource Cardium Thromboembolism (Treatment) Forecast Tool report, there were approximately 510,000 patients being treated for venous thromboembolism in the U.S in 2005. We recently completed a Phase 2 clinical trial with ATI-5923 involving 66 patients. In this study,

    ATI-5923 achieved a significant improvement in the maintenance of these patients at the targeted level of anticoagulation and also demonstrated a significant reduction in the occurrence of dangerously low levels of anticoagulation compared to these patients' historical level of anticoagulation when on warfarin. In preliminary discussions, the U.S. Food and Drug Administration, or FDA, indicated that the standardized measurement of anticoagulation status known as the International Normalized Ratio, or INR, will likely be an acceptable surrogate and primary endpoint for ATI-5923's clinical development. Using INR as a surrogate and primary endpoint should reduce both the size of and time to complete our planned clinical trials for ATI-5923 compared to clinical trials based on survival rates or other outcomes.

  •
  ATI-2042 for Atrial Fibrillation.    ATI-2042 is an oral anti-arrhythmic agent in Phase 2 clinical development for the treatment of patients with atrial fibrillation. ATI-2042 was designed to have the efficacy of amiodarone, a drug that has been used for many years, despite its adverse side effects, because physicians consider it to be the most effective drug for treating patients with atrial fibrillation. Amiodarone accumulates in many different organs and can only be metabolized by CYP450, potentially leading to serious side effects that are not immediately reversible upon withdrawal of the drug. Since ATI-2042 is predominantly metabolized through the esterase pathway, accumulation in the organs and drug-drug interactions are expected to be reduced. We have completed a Phase 2 clinical trial with ATI-2042 involving six atrial fibrillation patients with implanted recordable pacemakers who failed previous drug therapy. ATI-2042 quickly reduced the amount of time these patients were in atrial fibrillation by up to 87%. We are conducting an additional Phase 2 clinical trial to further characterize the dose-response effect of ATI-2042 in patients with atrial fibrillation.

Our Commercialization Strategy

        We plan to retain the rights to each of our product candidates at least until we have established its proof-of-concept in clinical trials after which we will consider licensing our product candidates to pharmaceutical companies. Because we are focused on developing oral products for large chronic markets, at some point each of our product candidates currently in development will require involvement from a pharmaceutical company with worldwide development and commercial capabilities in order to fully realize each product candidate's full potential. While partnering is a key part of our strategy, we intend to forward-integrate commercially by developing sales and marketing capabilities to targeted physician specialties.

        Our first strategic collaboration is with P&G involving ATI-7505. Under our agreement, we obtained the right to co-promote ATI-7505 to endocrinologists and gastroenterologists in the United States. If ATI-7505 is successfully commercialized, we intend to exercise our co-promotion option with P&G and to create a sales force of between 80 and 120 sales representatives in the United States. Once our sales force is established, we intend to develop, or possibly in-license, additional products which can be sold to these two physician specialties. We have undisclosed compounds and programs in the research or feasibility stage which could be sold through a sales force focused on these physician specialties.

Our Collaboration with P&G

        On June 30, 2006, we entered into a collaboration agreement with P&G for the development and commercialization of ATI-7505. In connection with this agreement, P&G paid us a $25.0 million nonrefundable upfront license fee and has agreed to pay us additional potential milestone payments and royalties on product sales. Additional milestone revenue could reach approximately $391.0 million over the remaining life of the collaboration, of which approximately $216.0 million could be earned prior to commercialization. P&G did not acquire any rights to any of our other products under this agreement. Under our agreement with P&G, we have the right to co-promote and/or co-develop ATI-7505.

Risks Related to Our Business

        Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in "Risk Factors." For example:

  •
  our success depends substantially on our most advanced product candidates, which are still under development. If we are unable to bring any or all of these product candidates to market, or experience significant delays in doing so, our ability to generate product revenue and our likelihood of success will be harmed;

  •
  we expect to depend on collaborative arrangements to complete the development and commercialization of each of our product candidates. The existing and potential collaborative arrangements will likely place the development of our product candidates outside our control, and will likely require us to relinquish important rights or may otherwise be on terms unfavorable to us;

  •
  safety issues with the original drugs on which our product candidates have been modeled, or with approved products of third parties that are similar to our product candidates, could give rise to delays in the regulatory approval process;

  •
  clinical trials may fail to demonstrate the safety and efficacy of our product candidates, preventing or delaying the completion of development and regulatory approval;

  •
  we have not received, and may not receive, regulatory approval for, or commercial revenues from, any of our product candidates;

  •
  we will need substantial additional funding and may be unable to raise capital when needed, which would force us to delay, reduce or eliminate our product development programs or commercialization efforts;

  •
  as of June 30, 2007, we had an accumulated deficit of approximately $107.3 million;

  •
  virtually all revenues to date have been received under a single corporate partnership with P&G which could be canceled at any time resulting in an inability to further develop ATI-7505; and

  •
  since our leading product candidates are in the early stages of clinical testing, we expect to continue to incur substantial and increasing losses over the next several years, and we may never become profitable.

Corporate Information

        We were incorporated in California in February 1997 and reincorporated in Delaware in August 2007. Our principal offices are located at 6300 Dumbarton Circle, Fremont, CA 94555, and our telephone number is (510) 585-2200. Our website address is http://www.aryx.com. Information found on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus. ARYx Therapeutics, the ARYx Therapeutics logo and RetroMetabolic Drug Design are our trademarks. Service marks, trademarks and trade names appearing in this prospectus are the property of their respective owners. Unless the context requires otherwise, references in this prospectus to "ARYx," "the company," "we," "us" and "our" refer to ARYx Therapeutics, Inc.

THE OFFERING

Common stock offered	5,000,000 shares
Common stock to be outstanding after this offering	17,536,645 shares
Use of proceeds
We expect to use the net proceeds from this offering for general corporate purposes, including clinical trials, research and development, general and administrative and manufacturing expenses and potential acquisitions of companies, products or technologies that complement our business. See "Use of Proceeds."
NASDAQ Global Market symbol	ARYX

        The number of shares of our common stock to be outstanding after the closing of this offering is based on 12,536,645 shares outstanding as of June 30, 2007. This number excludes:

  •
  1,793,058 shares of our common stock issuable upon exercise of options outstanding as of June 30, 2007 at a weighted average exercise price of $2.06 per share;

  •
  111,982 shares of common stock that are issuable upon the exercise of outstanding warrants outstanding as of June 30, 2007 at a weighted average exercise price of $9.83 per share;

  •
  106,560 shares of common stock reserved for future issuance under our 2001 Equity Incentive Plan; provided, however, that immediately upon the signing of the underwriting agreement for this offering, our 2001 Equity Incentive Plan will terminate so that no further awards may be granted under such plan; and

  •
  962,499 shares of common stock reserved for future issuance under our 2007 Equity Incentive Plan, 2007 Non-Employee Directors' Stock Option Plan and 2007 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under these benefit plans, each of which becomes effective immediately upon the signing of the underwriting agreement for this offering.

        Unless otherwise indicated, all information in this prospectus assumes:

  •
  a six-for-one reverse stock split of our common stock and preferred stock effected on October 22, 2007;

  •
  the conversion of all outstanding shares of our preferred stock into 11,415,130 shares of common stock upon the closing of this offering;

  •
  the filing of our amended and restated certificate of incorporation which will occur immediately prior to the closing of this offering; and

  •
  no exercise of the underwriters over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL DATA

        The following tables summarize financial data regarding our business and should be read in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes, all included elsewhere in this prospectus.

        The consolidated statements of operations data for the years ended December 31, 2004, 2005 and 2006 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the six months ended June 30, 2006 and 2007 and the balance sheet data as of June 30, 2007 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements contained in this prospectus and include, in the opinion of management, all adjustments necessary for the fair presentation of the financial information contained in those statements. Our historical results are not necessarily indicative of the results to be expected in any future period, and the results for the six months ended June 30, 2007 are not necessarily indicative of results to be expected for the full year. The pro forma balance sheet data gives effect to the conversion of all outstanding shares of convertible preferred stock into common stock immediately prior to the closing of this offering.

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Total revenue	$—	$—	$4,739	$—	$2,134
Costs and expenses:
Cost of collaboration service revenue	—	—	2,116	—	186
Research and development	16,725	22,498	23,973	14,849	11,016
Selling, general and administrative	4,608	5,671	6,938	3,512	3,624

Total costs and expenses	21,333	28,169	33,027	18,361	14,826

Loss from operations	(21,333)	(28,169)	(28,288)	(18,361)	(12,692)
Interest and other income	542	876	2,294	986	1,179
Interest expense	(36)	(671)	(1,324)	(636)	(643)

Loss before cumulative effect of change in accounting principle	(20,827)	(27,964)	(27,318)	(18,011)	(12,156)
Cumulative effect of change in accounting principle	—	—	(10)	(10)	—

Net loss	$(20,827)	$(27,964)	$(27,328)	$(18,021)	$(12,156)

Basic and diluted net loss per common share	$(24.28)	$(30.74)	$(26.84)	$(17.90)	$(11.41)

Shares used to compute basic and diluted net loss per common share	858	910	1,018	1,007	1,065

Pro forma basic and diluted net loss per common share (unaudited)(1)			$(2.24)		$(0.97)

Shares used to compute pro forma basic and diluted net loss per common share (unaudited)(1)			12,221		12,480

	As of June 30, 2007
	Actual	Pro Forma	Pro Forma As Adjusted(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$35,206	$35,206	$103,006
Total assets	42,204	42,204	110,004
Working capital	24,900	25,698	93,498
Deferred revenue	21,465	21,465	21,465
Notes payable, net of current portion	5,106	5,106	5,106
Preferred stock warrants liability	798	—	—
Convertible preferred stock	110,679	—	—
Total stockholders' equity (deficit)	(105,355)	6,122	73,922

(1)
See Note 1 to the notes to our consolidated financial statements for an explanation of the method used to calculate basic and diluted net loss per common share and pro forma basic and diluted net loss per common share.

(2)
Adjusted to reflect proceeds from the sale of 5,000,000 shares of common stock in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share, would increase (decrease) each of cash, cash equivalents and marketable securities, total assets, working capital and total stockholders' equity by approximately $4.7 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of one million shares in the number of shares offered by us, together with a concomitant $1.00 increase in the assumed initial public offering price of $15.00 per share, would increase each of cash, cash equivalents and short-term investments, working capital, total assets and total stockholders' equity by approximately $19.5 million. Similarly, a decrease of one million shares in the number of shares offered by us, together with a concomitant $1.00 decrease in the assumed initial public offering price of $15.00 per share, would decrease each of cash, cash equivalents and marketable securities, total assets, working capital and total stockholders' equity by approximately $17.7 million. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below together with all of the other information contained in this prospectus before deciding whether to purchase any shares of our common stock. If any of the following risks occur, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Business and Industry

        We have incurred significant operating losses since inception and expect to continue to incur substantial and increasing losses for the foreseeable future. We may never achieve or sustain profitability.

        We have a limited operating history and have incurred significant losses since our inception, including net losses of approximately $27.3 million for the year ended December 31, 2006, $28.0 million for the year ended December 31, 2005 and $20.8 million for the year ended December 31, 2004. As of June 30, 2007, we had an accumulated deficit of approximately $107.3 million. We expect our research and development expenses to continue to increase as we continue to expand our development programs, and, subject to regulatory approval for any of our product candidates, we expect to incur significant expenses associated with the potential establishment of a North American specialty sales force and increased manufacturing expenses. Although it is not expected to occur in the next several years, we estimate our cost of establishing a 100-person specialty sales force to co-promote ATI-7505 to amount to approximately $20.0 million. Manufacturing expenses in 2008 and 2009 could be as much as $6.0 million and $8.0 million, respectively, compared to an estimated total cost of manufacturing of $3.0 million in 2007. As a result, we expect to continue to incur substantial and increasing losses for the foreseeable future. These losses have had and will continue to have an adverse effect on our stockholders' equity (deficit) and working capital.

        Because of the numerous risks and uncertainties associated with drug development, we are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or sustain profitability. Currently, we have no products approved for commercial sale, and, to date, we have not generated any product revenue. We have financed our operations primarily through the sale of equity securities, capital lease and equipment financings, debt financings and a single corporate partnership with Procter & Gamble Pharmaceuticals, Inc., or P&G. We have devoted substantially all of our efforts to research and development, including clinical trials. If we are unable to develop and commercialize any of our product candidates, if development is delayed or if sales revenue from any product candidate that receives marketing approval is insufficient, we may never become profitable. Even if we do become profitable, we may not be able to sustain or increase our profitability on a quarterly or annual basis.

        Our success depends substantially on our most advanced product candidates, which are still under development. If we are unable to bring any or all of these product candidates to market, or experience significant delays in doing so, our ability to generate product revenue and our likelihood of success will be harmed.

        Our three most advanced product candidates are in Phase 2 clinical trials. Our ability to generate product revenue in the future will depend heavily on the successful development and commercialization of these product candidates. Our other product candidates are in the discovery stage. Any of our product candidates could be unsuccessful for a variety of reasons, including that they:

  •
  do not demonstrate acceptable safety and efficacy in preclinical studies or clinical trials or otherwise do not meet applicable regulatory standards for approval;

  •
  do not offer therapeutic, safety or other improvements over existing or future drugs used to treat the same conditions;

  •
  are not capable of being produced in commercial quantities at acceptable costs; or

  •
  are not accepted in the medical community and by third-party payors.

        We do not expect any of our current product candidates to be commercially available before 2012, if at all. If we are unable to make our product candidates commercially available, we will not generate product revenues and we will not be successful. The results of our clinical trials to date do not provide assurance that acceptable efficacy or safety will be shown upon completion of Phase 3 clinical trials.

        We expect to depend on collaborative arrangements to complete the development and commercialization of each of our product candidates. The existing and potential collaborative arrangements will likely place the development of our product candidates outside of our control and will likely require us to relinquish important rights or may otherwise be on terms unfavorable to us.

        We plan to enter into collaborative arrangements with third parties to develop and commercialize each of our lead product candidates. Dependence on collaborative arrangements for development and commercialization of our product candidates will subject us to a number of risks, including:

  •
  we may not complete a collaborative arrangement in time to avoid delays in clinical development, if at all, and if no collaborative arrangement is achieved, product development may be halted altogether;

  •
  we may not be able to control the amount and timing of resources that our collaborators may devote to the development or commercialization of product candidates or to their marketing and distribution;

  •
  collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

  •
  we may have limited control over our clinical trial design;

  •
  disputes may arise between us and our collaborators that result in the delay or termination of the research, development or commercialization of our product candidates or that result in costly litigation or arbitration that diverts management's attention and resources;

  •
  our collaborators may experience financial difficulties;

  •
  collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our proprietary information or expose us to potential litigation;

  •
  business combinations or significant changes in a collaborator's business strategy may adversely affect a collaborator's willingness or ability to fulfill its obligations under any arrangement;

  •
  a collaborator could independently move forward with a competing product candidate developed either independently or in collaboration with others, including our competitors; and

  •
  any collaborative arrangement may be terminated or allowed to expire, which would delay the development and may increase the cost of developing our product candidates.

        We have established the first such collaboration arrangement with P&G relating to ATI-7505. The terms of this arrangement give P&G ultimate control over the development and commercialization of ATI-7505 and subject us to many of the risks described above. If there is a disagreement between the parties, P&G has the right to make the final decision. Therefore, we are dependent on P&G to undertake the clinical and regulatory requirements as well as to generate product sales of ATI-7505 that are required in order for us to receive milestone and royalty revenue under the agreement. This revenue may not materialize due to the occurrence of one or more of the conditions described above and, as a result, our results of operations will be adversely affected.

        To date, we have established a single corporate partnership with P&G to develop and commercialize ATI-7505. Collaborative arrangements do not currently exist for our other product candidates. If we do not establish collaborations for each of our ATI-5923 and ATI-2042 product candidates or future product candidates, we may have to alter our development and commercialization plans.

        Our strategy includes selectively collaborating with leading pharmaceutical and biotechnology companies to assist us in furthering the development and potential commercialization of some of our product candidates, including ATI-7505 (in place with P&G), ATI-5923 and ATI-2042. We intend to seek partners because the commercialization of each of our three lead product candidates involves a large, primary care market that must be served by large sales and marketing organizations and because we do not currently have Phase 3 clinical trial capabilities. We face significant competition in seeking appropriate collaborators, and these collaborations are complex and time-consuming to negotiate and document. We may not be able to negotiate collaborations on acceptable terms, if at all. We are unable to predict when, if ever, we will enter into any collaborations because of the numerous risks and uncertainties associated with establishing collaborations. If we are unable to negotiate an acceptable collaboration, we may have to curtail the development of a particular product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of our sales or marketing activities or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms, if at all. If we do not have sufficient funds, we will not be able to bring our product candidates to market and generate product revenues.

        The commercial success of our collaboration with P&G depends in part on the development and marketing efforts of P&G, over which we have limited control. If our collaboration with P&G is unsuccessful, our ability to develop and commercialize and to generate future revenue from the sale of ATI-7505 would be significantly reduced.

        Our dependence on our collaboration arrangement with P&G subjects our company to a number of risks. Our ability to develop and commercialize ATI-7505 with our collaboration partner depends on our and P&G's ability to establish the safety and efficacy of ATI-7505, obtain and maintain regulatory approvals and achieve market acceptance of ATI-7505 once commercialized. Our collaboration partner may elect to delay or terminate development of ATI-7505, independently develop products that compete with ATI-7505, or fail to commit sufficient resources to the marketing and distribution of ATI-7505. Competing products, either developed by P&G or to which they have rights or acquire such rights in the future, may result in their withdrawal of support for ATI-7505.

        In the event that P&G fails to use commercially reasonable efforts to diligently develop or commercialize ATI-7505 under our collaboration agreement, we have the right to terminate their rights to ATI-7505, but we will not receive any future revenue from that product candidate unless we are able either to find another partner or to commercialize the product candidate on our own, which is likely to result in significant additional expense. Business combinations, significant changes in business strategy, litigation and/or financial difficulties may also adversely affect the willingness or ability of P&G to fulfill their obligations under our collaboration agreement. If P&G fails to perform in the manner we expect, our potential to develop and commercialize ATI-7505 through other collaborations and to generate future revenue from the sale of ATI-7505 would be significantly reduced. If a conflict of interest arises between us and P&G, they may act in their own self-interest and not in the interest of our company or our stockholders. P&G may terminate our collaboration agreement at any time pursuant to its terms. If P&G breaches or terminates their collaboration agreement with us or otherwise fails to perform their obligations thereunder in a timely manner, the clinical development or commercialization of ATI-7505 could be delayed or terminated.

        If we are not able to obtain required regulatory approvals, we will not be able to commercialize our product candidates, our ability to generate revenue will be materially impaired and our business will not be successful.

        Our product candidates and the activities associated with their development and commercialization are subject to comprehensive regulation by the Food and Drug Administration, or FDA, and other federal and state regulatory agencies in the United States and by comparable authorities in other countries. The inability to obtain FDA approval or approval from comparable authorities in other countries would prevent us and our collaborative partners from commercializing our product candidates in the United States or other countries. Under our collaborative partnership with P&G, they are responsible for all regulatory interactions regarding ATI-7505 and future collaborative agreements will also likely force us to give up control of these interactions. We or our partners may never receive regulatory approval for the commercial sale of any of our product candidates. We have only limited experience in preparing and filing the applications necessary to gain regulatory approvals and have not received regulatory approval to market any of our product candidates in any jurisdiction. The process of applying for regulatory approval is expensive, often takes many years and can vary substantially based upon the type, complexity and novelty of the product candidates involved.

        Because our product candidates are modeled after drugs which are known to have safety problems, the FDA and other regulatory agencies may require additional safety testing which may delay our clinical progress, increase our expected costs or make further development unfeasible. For instance, we were required to conduct significant monitoring for cardiac toxicity in our clinical studies of ATI-7505.

        Changes in regulatory approval policies during the development period, changes in, or the enactment of, additional regulations or statutes or changes in the regulatory review team for each submitted product application may cause delays in the approval or rejection of an application. Even if the FDA or a foreign regulatory agency approves a product candidate, the approval may impose significant restrictions on the indicated uses, conditions for use, labeling, advertising, promotion, marketing and/or production of such product and may impose requirements for post-approval studies, including additional research and development and clinical trials. The FDA and other agencies also may impose various civil or criminal sanctions for failure to comply with regulatory requirements, including substantial monetary penalties and withdrawal of product approval.

        The FDA has substantial discretion in the approval process and may refuse to accept any application or decide that our data are insufficient for approval and require additional preclinical, clinical or other studies. For example, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent regulatory approval of a product candidate. Moreover, the FDA may not agree that certain target indications are approvable. For instance, the FDA has never approved a drug for postprandial distress syndrome, or PDS, and we cannot be certain that the FDA will recognize PDS as an indication for which ATI-7505 or other drugs can be approved.

        We will need to obtain regulatory approval from authorities in foreign countries to market our product candidates in those countries. We have not yet initiated the regulatory process in any foreign jurisdictions. Approval by one regulatory authority does not ensure approval by regulatory authorities in other jurisdictions. If we fail to obtain approvals from foreign jurisdictions, the geographic market for our product candidates would be limited.

        Safety issues relating to our product candidates or the original drugs upon which our product candidates have been modeled, or relating to approved products of third parties that are similar to our product candidates, could give rise to delays in the regulatory approval process.

        Discovery of previously unknown problems with an approved product may result in restrictions on its permissible uses, including withdrawal of the medicine from the market. Each of the opportunities upon which we have chosen to focus is based upon our belief that our RetroMetabolic Drug Design technology can be used to create a new product based upon an existing product which is efficacious in treating a specific condition, but which has a known safety problem. Each of our three lead product candidates is modeled on drugs which have significant safety problems. ATI-7505 is modeled on cisapride which was withdrawn from the market owing to fatal cardiac problems. ATI-5923 is modeled on warfarin which is known to have safety risks because of its potential for bleeding and for drug-drug interactions with numerous other drugs as listed on the package insert for the product. ATI-2042 is modeled on amiodarone which is used, but not approved, for atrial fibrillation in spite of known safety problems due to its accumulation in the body and interaction with other drugs. Both amiodarone and ATI-2042 contain iodine which can accumulate in the thyroid and must be monitored for safety purposes. As will be required with each of our product candidates, P&G will soon initiate the standard regulatory study designed to more definitively determine what effect, if any, ATI-7505 has on Qt interval, or a measure of the relaxation phase of the heart which occurs after each beat. In addition, ATI-2042 is partially metabolized by CYP450 and, at high dose levels has caused drug-drug interactions with warfarin which increased INR and could increase the risk of hemorrhage complications. Although we have designed our drugs to largely address each of the original drugs' key safety problems, we will need to continue to demonstrate this through continued clinical testing. It is possible that the FDA may impose additional requirements on the development or approval of our products because of its concern about the original drug's safety problems. These potential additional barriers could delay, increase the cost of, or prevent the commercialization of our product candidates.

        Our product candidates are engineered to be broken down by the body's natural metabolic processes in a manner we believe to be safer than that of the original drug. There can be no assurance that the products we develop will actually be metabolized as we expect. While we have designed the breakdown products to be safe, it is possible that there will be unexpected toxicity associated with these breakdown products that could cause our products to be poorly tolerated by, or toxic to, humans. Additionally, while we believe we have addressed the key safety problem of each of the original drugs, it is possible that our change to the chemical structure may result in new unforeseen safety issues. Any unexpected toxicity or suboptimal tolerance of our products would delay or prevent commercialization of these product candidates.

        Additionally, problems with approved products marketed by third parties that utilize the same therapeutic target as our product candidates could adversely affect the development of our product candidates. For example, the recent product withdrawals of Vioxx by Merck & Co., Inc. and Bextra by Pfizer because of safety issues caused other drugs that have the same therapeutic target, such as Celebrex from Pfizer, to receive additional scrutiny from regulatory authorities. Another prokinetic, tegaserod marketed by Novartis Pharmaceuticals Corporation as Zelnorm, was withdrawn from the market due to certain cardiac effects which we believe were related to its off-target effects. It is possible we may be required by regulatory agencies to perform tests, in addition to those we have planned, in order to demonstrate that ATI-7505 does not have the safety problems associated with Zelnorm. Any failure or delay in commencing or completing clinical trials or obtaining regulatory approvals for our product candidates would delay commercialization of our product candidates and severely harm our business and financial condition.

        We will need substantial additional funding and may be unable to raise capital when needed, which would force us to delay, reduce or eliminate our product development programs or commercialization efforts.

        Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts of cash to fund our operations, including research and development expenses and costs associated with the conduct of clinical trials for our product candidates. Net cash used in operating activities was $20.2 million, $22.4 million and $4.2 million in 2004, 2005 and 2006, respectively. Our net cash used in operating activities for 2006 accounts for the receipt of a $25.0 million nonrefundable upfront license fee payment and other revenue from P&G, without which our net cash used would have been significantly higher in 2006. For the six months ended June 30, 2007, our average monthly cash burn was approximately $2.5 million. We expect that our net cash used in operations will increase significantly in each of the next several years in order to support our operations and complete the development and commercialization of our product candidates. We will need to raise additional capital to fund our operations and complete the development of our product candidates. It is our intention to enter into collaborations to commercialize our products, but we retained the commercial right to co-promote ATI-7505 to selected physicians through a specialty sales force. If ATI-7505 or any other product candidates receive regulatory approval for commercial sale, we will need to raise additional capital to fund our portion of the commercialization efforts. Our future funding requirements will depend on many factors, including:

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  the scope, rate of progress, results and cost of our preclinical testing, clinical trials and other research and development activities;

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  the terms and timing of any collaborative, licensing and other arrangements that we may establish;

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  the cost, timing and outcomes of regulatory approvals;

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  the number and characteristics of product candidates that we pursue;

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  the cost and timing of establishing sales, marketing and distribution capabilities for our specialty sales force;

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  the cost of establishing clinical and commercial supplies of our product candidates and any products that we may develop;

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  the timing, receipt and amount of sales or royalties, if any, from our potential products;

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  the cost of preparing, filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights; and

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  the extent to which we acquire or invest in businesses, products or technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

        Until we can generate a sufficient amount of product revenue, if we ever do, we expect to finance future cash needs through public or private equity offerings, debt financings or corporate collaboration and licensing arrangements, as well as through interest income earned on cash balances.

        If we raise additional funds by issuing equity securities, our stockholders will experience dilution. Any debt financing or additional equity that we raise may contain terms that are not favorable to our stockholders or us. If we raise additional funds through collaboration and licensing arrangements with third parties, we may be required to relinquish some rights to our technologies or our product candidates or grant licenses on terms that are not favorable to us.

        We do not expect our existing capital resources and the net proceeds from this offering to be sufficient to enable us to fund the completion of the development of any of our product candidates. We expect that our existing capital resources and the net proceeds from this offering will enable us to maintain currently planned operations into the fourth quarter of 2009. However, our operating plan may change, and we may need additional funds sooner than planned to meet operational needs and capital requirements for product development and commercialization. We currently have no credit facility or committed sources of capital. If this offering is not completed, we believe we have sufficient funds to maintain currently planned operations through the third quarter of 2008.

        Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available on a timely basis, we may:

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  terminate or delay clinical trials for one or more of our product candidates;

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  delay our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates; or

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  curtail significant drug development programs that are designed to identify new product candidates.

        Any failure or delay in commencing or completing clinical trials for our product candidates could severely harm our business.

        To date, we have not completed the clinical trial program of any product candidate. The commencement and completion of clinical trials for our product candidates may be delayed or terminated as a result of many factors, including:

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  our inability or the inability of our collaborators or licensees to manufacture or obtain from third parties materials sufficient for use in preclinical studies and clinical trials;

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  delays in patient enrollment, which we have experienced in the past specifically in the enrollment of atrial fibrillation patients with implanted recordable pacemakers as part of our Phase 2 clinical trials for ATI-2042, and variability in the number and types of patients available for clinical trials;

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  difficulty in maintaining contact with patients after treatment, resulting in incomplete data;

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  poor effectiveness of product candidates during clinical trials;

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  unforeseen safety issues or side effects; and

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  governmental or regulatory delays and changes in regulatory requirements, policies and guidelines.

        Any delay in commencing or completing clinical trials for our product candidates would delay commercialization of our product candidates and severely harm our business and financial condition. It is also possible that none of our product candidates will complete clinical trials in any of the markets in which our collaborators or we intend to sell those product candidates. Accordingly, our collaborators or we would not receive the regulatory approvals needed to market our product candidates, which would severely harm our business and financial condition.

        We rely on third parties to conduct our clinical trials. If these third parties do not perform as contractually required or expected, we may not be able to obtain regulatory approval for or commercialize our product candidates.

        We do not have the ability to independently conduct clinical trials for our product candidates, and we must rely on our existing corporate partner for ATI-7505, and for each of our other product candidates we must rely on third parties such as contract research organizations, medical institutions, clinical investigators and contract laboratories, to conduct our clinical trials. We have, in the ordinary course of business, entered into agreements with these third parties. To date, we have utilized 13 vendors to provide clinical trial management, data collection and analysis, laboratory and safety analysis services to us in the conduct of our clinical trials. In addition, to date we have conducted our clinical trials at more than 100 sites in North America and Europe. Our corporate partner for ATI-7505, P&G, also engages third parties to conduct clinical trials. Nonetheless, we or our corporate partner are responsible for confirming that each of our clinical trials is conducted in accordance with its general investigational plan and protocol. Moreover, the FDA requires us to comply with regulations and standards, commonly referred to as good clinical practices, for conducting and recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the trial participants are adequately protected. Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if the third parties need to be replaced or if the quality or accuracy of the data they obtain is compromised owing to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our clinical trials may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory approval for, or successfully commercialize, our product candidates.

        If some or all of our patents expire, are invalidated or are unenforceable, or if some or all of our patent applications do not yield issued patents or yield patents with narrow claims, competitors may develop competing products using our intellectual property and our business will suffer.

        Our success will depend in part on our ability to obtain and maintain patent and trade secret protection for our technologies and product candidates both in the United States and other countries. We rely on composition of matter patents for the compounds we develop. We cannot guarantee that any patents will issue from any of our pending or future patent applications. Alternatively, a third party may successfully circumvent our patents. Our rights under any issued patents may not provide us with sufficient protection against competitive products or otherwise cover commercially valuable products or processes.

        The degree of future protection for our proprietary technologies and product candidates is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

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  we might not have been the first to make the inventions covered by each of our pending patent applications and issued patents;

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  we might not have been the first to file patent applications for these inventions;

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  others may independently develop similar or alternative technologies or duplicate any of our technologies;

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  it is possible that none of our pending patent applications will result in issued patents;

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  any patents issued to us or our collaborators may not provide a basis for commercially viable products or may be challenged by third parties;

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  the patents of others may have an adverse effect on our ability to do business; or

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  regulators or courts may retroactively diminish the value of our intellectual property.

        Even if valid and enforceable patents cover our product candidates and technologies, the patents will provide protection only for a limited amount of time. As our patents are based on a parent drug where much research has been conducted, we may encounter many competitive patents from covered analogs of the parent drug. Our know-how and trade secrets may only provide a competitive advantage for a short amount of time.

        Our ability and our collaborators' ability to obtain patents is highly uncertain because, to date, some legal principles remain unresolved, there has not been a consistent policy regarding the breadth or interpretation of claims allowed in patents in the United States and the specific content of patents and patent applications that are necessary to support and interpret patent claims is highly uncertain due to the complex nature of the relevant legal, scientific and factual issues. Recent changes to patent law in the United States may make protection of patents in our industry even more difficult. In addition, these changes or future changes to either patent laws or interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection. Furthermore, the policies governing biotechnology patents outside the United States are even more uncertain.

        Even if patents are issued regarding our product candidates or methods of using them, those patents can be challenged by our competitors who can argue such patents are invalid and/or unenforceable. Patents also may not protect our product candidates if competitors devise ways of making these or similar product candidates without legally infringing our patents. The Federal Food, Drug and Cosmetic Act and FDA regulations and policies provide incentives to manufacturers to challenge patent validity or create modified, noninfringing versions of a drug in order to facilitate the approval of generic substitutes. These same types of incentives encourage manufacturers to submit new drug applications that rely on literature and clinical data not prepared for or by the drug sponsor.

        As of August 20, 2007, we held 39 issued or allowed U.S. patents and had 14 patent applications pending before the U.S. Patent and Trademark Office, or USPTO. For some of our inventions, corresponding foreign patent protection is pending. Of the 39 U.S. patents that we hold, 36 patents are compound- and composition-related, having expiration dates from 2013 to 2025. The composition of matter patent for our lead compound ATI-7505 for the treatment of gastrointestinal disorders issued in February 2007, and has an expiration date in 2025. Our composition of matter patent for ATI-5923, our compound for anticoagulation, issued in August 2007 and has an expiration date in 2025. Our composition of matter patent for ATI-2042, our compound for the treatment of atrial fibrillation, issued in April 2002 and has an expiration date in 2020. Although third parties may challenge our rights to, or the scope or validity of, our patents, to date we have not received any communications from third parties challenging our patents or patent applications covering our clinical candidates

        While ATI-7505, ATI-5923 and ATI-2042 are all covered in the United States by issued composition of matter patents, additional patent applications would be required to extend patent protection beyond 2025, 2025 and 2020, respectively (assuming the validity and enforceability of the current composition of matter patents). We cannot guarantee that any patents will be issued from our pending or future patent applications, and any patents that issue from such pending or future patent applications would be subject to the same risks described herein for currently issued patents.

        Our research and development collaborators may have rights to publish data and other information in which we have rights. In addition, we sometimes engage individuals or entities to conduct research that may be relevant to our business. The ability of these individuals or entities to publish or otherwise publicly disclose data and other information generated during the course of their research is subject to certain contractual limitations. In most cases, these individuals or entities are, at the least, precluded from publicly disclosing our confidential information and are only allowed to disclose other data or information generated during the course of the research after we have been afforded an opportunity to consider whether patent and/or other proprietary protection should be sought. If we do not apply for patent protection prior to such publication or if we cannot otherwise maintain the confidentiality of our technology and other confidential information, then our ability to receive patent protection or protect our proprietary information may be jeopardized.

        Failure to adequately protect our trade secrets and other intellectual property could substantially harm our business and results of operations.

        We also rely on trade secrets to protect our technology, especially where we do not believe that patent protection is appropriate or obtainable. This is particularly true for our RetroMetabolic Drug Design technology. However, trade secrets are difficult to protect. Our employees, consultants, contractors, outside scientific collaborators and other advisors are required to sign confidential disclosure agreements but they may unintentionally or willfully disclose our confidential information to competitors. Enforcing a claim that a third party illegally obtained and is using our trade secrets is expensive and time-consuming, and the outcome is unpredictable. Failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

        Third-party claims of intellectual property infringement would require us to spend significant time and money and could prevent us from developing or commercializing our products.

        Our commercial success depends in part on not infringing the patents and proprietary rights of other parties and not breaching any licenses that we have entered into with regard to our technologies and products. Because others may have filed, and in the future are likely to file, patent applications covering products or other technologies of interest to us that are similar or identical to ours, patent applications or issued patents of others may have priority over our patent applications or issued patents. There are numerous issued and applied for patents related to the original molecules and analogs of such from which our products are engineered. If the patents are determined to be valid and construed to cover our products, the development and commercialization of any or all could be affected. We do not believe that our activities infringe the patents of others or that the patents of others inhibit our freedom to operate. However, it is possible that others may choose to challenge this position and that a judge or jury will disagree with our conclusions, and we could incur substantial costs in litigation if we are required to defend against patent suits brought by third parties. Similarly, if we initiate suits to defend our patents, such litigation could be costly and there is no assurance we would be successful in such processes. Any legal action against our collaborators or us claiming damages and seeking to enjoin commercial activities relating to the affected products and processes could, in addition to subjecting us to potential liability for damages, require our collaborators or us to obtain a license to continue to manufacture or market the affected products and processes. Licenses required under any of these patents may not be available on commercially acceptable terms, if at all. Failure to obtain such licenses could materially and adversely affect our ability to develop, commercialize and sell our product candidates. We believe that there may continue to be significant litigation in the biotechnology and pharmaceutical industry regarding patent and other intellectual property rights. If we become involved in litigation, it could consume a substantial portion of our management and financial resources and we may not prevail in any such litigation.

        Furthermore, our commercial success will depend, in part, on our ability to continue to conduct research to identify additional product candidates in current indications of interest or opportunities in other indications. Some of these activities may involve the use of genes, gene products, screening technologies and other research tools that are covered by third-party patents. Court decisions have indicated that the exemption from patent infringement afforded by Title 35, Section 271(e)(1) of the United States Code does not encompass all research and development activities associated with product development. In some instances, we may be required to obtain licenses to such third-party patents to conduct our research and development activities, including activities that may have already occurred. It is not known whether any license required under any of these patents would be made available on commercially acceptable terms, if at all. Failure to obtain such licenses could materially and adversely affect our ability to maintain a pipeline of potential product candidates and to bring new products to market. If we are required to defend against patent suits brought by third parties relating to third-party patents that may be relevant to our research activities, or if we initiate such suits, we could incur substantial costs in litigation. Moreover, an adverse result from any legal action in which we are involved could subject us to damages and/or prevent us from conducting some of our research and development activities.

        If third parties do not manufacture our product candidates in sufficient quantities or at an acceptable cost, clinical development and commercialization of our product candidates would be delayed.

        We presently do not have sufficient quantities of our product candidates to complete clinical trials of any of our lead product candidates. We do not currently own or operate manufacturing facilities, and we rely and expect to continue to rely on a small number of third-party manufacturers and active pharmaceutical ingredient formulators for the production of clinical and commercial quantities of our product candidates. We do not have long-term agreements with any of these third parties, and our agreements with these parties are generally terminable at will by either party at any time. If for any reason, these third parties are unable or unwilling to perform under our agreements or enter into new agreements, we may not be able to locate alternative manufacturers or formulators or enter into favorable agreements with them. Any inability to acquire sufficient quantities of our product candidates in a timely manner from these third parties could delay clinical trials and prevent us from developing and commercializing our product candidates in a cost-effective manner or on a timely basis.

        Under our collaborative agreement, P&G is responsible for the production of ATI-7505 for both clinical and commercial purposes. They presently do not have sufficient quantities of ATI-7505 to complete clinical trials of the product candidate. They do not currently produce ATI-7505 in their manufacturing facilities, and they rely and expect to continue to rely on a small number of third-party manufacturers and active pharmaceutical ingredient formulators for the production of clinical and commercial quantities of ATI-7505. P&G currently uses two vendors, SCI Pharmtech, Inc. and Corum, Inc., for the production of clinical and commercial quantities of ATI-7505. If, for any reason, these third parties are unable or unwilling to perform under their agreements or enter into new agreements, P&G may not be able to locate alternative manufacturers or formulators or enter into favorable agreements with them. Any inability to acquire sufficient quantities of ATI-7505 in a timely manner from these third parties could delay clinical trials and prevent us and P&G from developing and commercializing ATI-7505 in a cost-effective manner or on a timely basis. P&G is also attempting to develop a commercially viable manufacturing process for ATI-7505. There is no assurance they will be able to do so.

        To date, the active pharmaceutical ingredient for ATI-5923 has been produced exclusively by ChemShop BV of the Netherlands, as a single source supplier, on an ongoing purchase order basis. However, we have transferred the ATI-5923 manufacturing processes to an additional vendor, Ampac Fine Chemicals, or Ampac, and are currently qualifying this vendor. Should Ampac not be qualified as a vendor to manufacture ATI-5923, an additional manufacturer would need to be qualified. Should ChemShop BV cease to serve as the supplier of ATI-5923 and our current vendor qualification efforts fail, a delay in the development of ATI-5923 could occur, impairing our ability to commercialize ATI-5923 on our existing timeline. ATI-5923's active pharmaceutical ingredient is processed into 1 milligram, 5 milligram or 10 milligram tablets by QS Pharma.

        The starting materials for production of ATI-2042 are provided by the following vendors: SCI Pharmtech, Inc., Lexen Inc., Panchim, Julich GmbH and Weylchem Inc. To date, Ricerca and ScinoPharm Ltd. have produced all of ATI-2042's active pharmaceutical ingredient. We have also qualified an additional vendor, SCI Pharmtech. Historically, we have relied on Ricerca and ScinoPharm as single-source suppliers for ATI-2042's active pharmaceutical ingredients. In the event that Ricerca or ScinoPharm could not produce ATI-2042, we would not be able to manufacture ATI-2042's active pharmaceutical ingredients unless SCI Pharmtech is able to produce ATI-2042. This could delay the development of, and impair our ability to, commercialize ATI-2042. To produce ATI-2042 drug product, drug substance is processed into 50 milligram or 200 milligram capsule forms by Patheon Inc.

        All of our current arrangements with third-party manufacturers and suppliers for the production of our product candidates are on a purchase order basis. P&G's arrangements with the third-party manufacturers and suppliers for ATI-7505 are also on a purchase order basis. We, and P&G with respect to ATI-7505, currently do not have long-term supply contracts with any of the third-party manufacturers and suppliers for our product candidates, and they are not required to supply us, or P&G in the case of ATI-7505, with products for any specified periods, in any specified quantities or at any set price, except as may be specified in a particular purchase order. We have no reason to believe any of the current manufacturers and suppliers for our product candidates is the sole source for the materials they supply us. However, if we or P&G were to lose one of these vendors and were unable to obtain an alternative source on a timely basis or on terms acceptable to us, our clinical and production schedules could be delayed. In addition, to the extent that any of these vendors uses technology or manufacturing processes that are proprietary, we may be unable to obtain comparable materials from alternative sources.

        If we are required to obtain alternate third-party manufacturers, it could delay or prevent the clinical development and commercialization of our product candidates.

        We may not be able to maintain or renew our existing or any other third-party manufacturing arrangements on acceptable terms, if at all. If we are unable to continue relationships with our current suppliers, or to do so at acceptable costs, or if these suppliers fail to meet our requirements for these product candidates for any reason, we would be required to obtain alternative suppliers. Any inability to obtain qualified alternative suppliers, including an inability to obtain or delay in obtaining approval of an alternative supplier from the FDA, would delay or prevent the clinical development and commercialization of these product candidates.

        Changes in manufacturing site, process or scale can trigger additional regulatory requirements that could delay our or P&G's ability to perform certain clinical trials or obtain approval.

        The manufacturing and formulation of each of our lead product candidates that have been tested in humans to date has been performed by entities other than those that will likely manufacture the products for future clinical trials or commercial use. There is a possibility that analysis of future clinical trials will show that the results from our earlier clinical trials have not been replicated. The failure to replicate these earlier clinical trials would delay our clinical development timelines. New impurity profiles that occur as a result of changing manufacturers may lead to delays in clinical trial testing and approvals.

        Use of third-party manufacturers may increase the risk that we will not have adequate supplies of our product candidates.

        Our current and anticipated future reliance on third-party manufacturers will expose us and our collaborative partner, P&G, to risks that could delay or prevent the initiation or completion of our clinical trials, the submission of applications for regulatory approvals, the approval of our product by the FDA or the commercialization of our products or result in higher costs or lost product revenues. In particular, our contract manufacturers could:

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  encounter difficulties in achieving volume production, quality control and quality assurance or suffer shortages of qualified personnel, which could result in their inability to manufacture sufficient quantities of drugs to meet our clinical schedules or to commercialize our product candidates;

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  terminate or choose not to renew manufacturing agreements, based on their own business priorities, at a time that is costly or inconvenient for us;

  •
  fail to establish and follow FDA-mandated current good manufacturing practices, or cGMPs, which are required for FDA approval of our product candidates, or fail to document their adherence to cGMPs, either of which could lead to significant delays in the availability of material for clinical studies and delay or prevent marketing approval for our product candidates; and

  •
  breach or fail to perform as agreed under manufacturing agreements.

        If we are not able to obtain adequate supplies of our product candidates, it will be more difficult for us to develop our product candidates and compete effectively. Our product candidates and any products that we may develop may compete with other product candidates and products for access to manufacturing facilities.

        In addition, Lexen, SCI Pharmtech, Scinopharm and ChemShop BV are located outside of the United States. This may give rise to difficulties in importing our product candidates or their components into the United States as a result of, among other things, FDA import inspections, incomplete or inaccurate import documentation, or defective packaging.

        If our preclinical studies do not produce successful results or our clinical trials do not demonstrate safety and efficacy in humans, we will not be able to commercialize our product candidates.

        To obtain the requisite regulatory approvals to market and sell any of our product candidates, we must demonstrate, through extensive preclinical studies and clinical trials, that the product candidate is safe and effective in humans. To date, we have not completed the clinical trials of any product candidate. Preclinical and clinical testing is expensive, can take many years and has an uncertain outcome. A failure of one or more of our clinical trials could occur at any stage of testing. In addition, success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and interim results of a clinical trial do not necessarily predict final results. We may experience numerous unforeseen events during, or as a result of, preclinical testing and the clinical trial process, which could delay or prevent our ability to commercialize our product candidates, including:

  •
  regulators or institutional review boards may not authorize us to commence a clinical trial at a prospective trial site;

  •
  our preclinical studies or clinical trials may produce negative or inconclusive results, which may require us to conduct additional preclinical or clinical testing or to abandon development projects;

  •
  we may suspend or terminate our clinical trials if the participating patients are being exposed to unacceptable health risks;

  •
  regulators or institutional review boards may suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements;

  •
  the effects of our product candidates may not be the desired effects or may include undesirable side effects; and

  •
  our preclinical studies or clinical trials may show that our product candidates are not superior to the original drugs on which our product candidates are modeled.

        For instance, our preclinical studies and clinical trials may indicate that our product candidates cause unexpected drug-drug interactions and result in adverse events. As another example, more extensive and robust clinical trials of ATI-5923 will be necessary in order to demonstrate clinical superiority to warfarin. Even if we adequately demonstrate that ATI-5923 is safe and effective and obtain FDA approval, we may not be permitted to market it as superior to warfarin. In addition, ATI-2042's preclinical studies contain results that are currently being monitored in the clinic. Inhibition of testicular function was observed in one animal species as part of these studies. No such effect has been observed to date in the clinic and monitoring continues. In published studies, a similar effect is thought to be correlated with the accumulation of amiodarone in tissues. A possible renal effect was also observed at high doses in our rat and dog toxicology studies for ATI-2042. While we will continue to monitor patients for these effects, there is no assurance these effects will not occur in patients as part of our ongoing and planned clinical trials for ATI-2042, and have a resulting adverse effect on our ability to obtain requisite regulatory approval to market and sell ATI-2042. In an ongoing canine toxicology study of ATI-7505 being performed by P&G, six deaths occurred at doses that were 10 and 20 times greater than doses currently being used in clinical trials. Our clinical trials to date have indicated only mild to moderate side effects in humans. However, further observation is warranted.

        Even when our product candidates do not cause any adverse effects, clinical studies of efficacy may show that our product candidates do not have significant effects on target symptoms or may be inconclusive. For example, ATI-7505 was tested in two Phase 2 clinical trials in which the primary endpoints were not met in comparison to placebo. Although these studies did support ATI-7505's efficacy against certain symptoms as secondary endpoints, if future studies show that ATI-7505 is not sufficiently efficacious to justify its use as a therapy, our business and prospects will be materially adversely affected.

        Unforeseen events could cause us to experience significant delays in, or the termination of, clinical trials. Any such events would increase our costs and could delay or prevent our ability to commercialize our product candidates, which would adversely impact our financial results.

        We may not be successful in our efforts to identify or discover additional candidates using our RetroMetabolic Drug Design Technology.

        An important element of our strategy is to continue to identify existing molecules which have demonstrated efficacy, but have safety problems that are amenable to our RetroMetabolic Drug Design technology. Other than ATI-7505, ATI-2042 and ATI-5923, all of our programs are in the preclinical or discovery stage. Research programs to identify new product candidates require substantial technical, financial and human resources. These programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for a number of reasons, including:

  •
  the research methodology used may not be successful in identifying potential product candidates; or

  •
  potential product candidates may, on further study, be found not to retain the efficacy profile of the original molecule or be shown to retain harmful side effects or other characteristics suggesting that they are unlikely to be effective products. For instance, at high doses our ATI-2042 product candidate interacts with warfarin and causes prolonged INR which could increase the risk of hemorrhage complications.

        If we are unable to develop suitable product candidates through internal research programs or otherwise, we may not be able to increase our revenues in future periods, which could result in significant harm to our financial position and adversely impact our stock price.

        Our product candidates will remain subject to ongoing regulatory review even if they receive marketing approval. If we fail to comply with continuing regulations, we could lose these approvals and the sale of our products could be suspended.

        Even if we receive regulatory approval to market a particular product candidate, the approval could be conditioned on our conducting additional costly post-approval studies or could limit the indicated uses included in our labeling. Moreover, the product may later cause adverse effects that limit or prevent its widespread use, force us to withdraw it from the market or impede or delay our ability to obtain regulatory approvals in additional countries. In addition, the manufacturer of the product and its facilities will continue to be subject to FDA review and periodic inspections to ensure adherence to applicable GMPA regulations. After receiving marketing approval, the manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion and record keeping related to the product will remain subject to extensive regulatory requirements.

        If we fail to comply with the regulatory requirements of the FDA and other applicable U.S. and foreign regulatory authorities or previously unknown problems with our products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions, including:

  •
  restrictions on the products, manufacturers or manufacturing processes;

  •
  warning letters;

  •
  civil or criminal penalties or fines;

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  injunctions;

  •
  product seizures, detentions or import bans;

  •
  voluntary or mandatory product recalls and publicity requirements;

  •
  suspension or withdrawal of regulatory approvals;

  •
  total or partial suspension of production; and

  •
  refusal to approve pending applications for marketing approval of new drugs or supplements to approved applications.

        Because we have a number of product candidates and are considering a variety of target indications, we may expend our limited resources to pursue a particular candidate or indication and fail to capitalize on candidates or indications that may be more profitable or for which there is a greater likelihood of success.

        Because we have limited financial and managerial resources, we must focus on research programs and product candidates for the specific opportunities that we believe are the most amenable to our RetroMetabolic Drug Design and are the most commercially promising. As a result, we may forego or delay pursuit of opportunities with other product candidates or other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. In addition, we may spend valuable time and managerial and financial resources on research programs and product candidates for specific indications that ultimately do not yield any commercially viable products. If we do not accurately evaluate the technical feasibility and the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in situations where it would have been more advantageous for us to retain sole rights to development and commercialization.

        The commercial success of any products that we may develop will depend upon the degree of market acceptance among physicians, patients, healthcare payors and the medical community.

        Any products that we may develop may not gain market acceptance among physicians, patients, healthcare payors and the medical community. If these products do not achieve an adequate level of acceptance, we may not generate material product revenues and we may not become profitable. The degree of market acceptance of any of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

  •
  demonstration of efficacy and safety in clinical trials;

  •
  demonstration that we have adequately addressed the specific safety problem of the original molecule;

  •
  the prevalence and severity of any side effects;

  •
  potential or perceived advantages over alternative treatments;

  •
  perceptions about the relationship or similarity between our product candidates and the original drug upon which each RetroMetabolic Drug Design candidate was based;

  •
  advantage over other drugs may not be sufficiently great enough to obtain premium pricing;

  •
  the timing of market entry relative to competitive treatments;

  •
  the ability to offer our product candidates for sale at competitive prices;

  •
  relative convenience and ease of administration;

  •
  the strength of marketing and distribution support;

  •
  sufficient third-party coverage or reimbursement; and

  •
  the product labeling or product insert required by the FDA or regulatory authorities in other countries.

        If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our product candidates, we may be unable to generate product revenue.

        We do not have a sales and marketing organization and have no experience in the sales, marketing and distribution of pharmaceutical products. It is our intention to use collaborative arrangements to gain access to large sales and marketing organizations in order to commercialize our product candidates. By exercising our co-promotion rights under our agreement with P&G, we intend to eventually build a small specialty sales force to market our product candidates to specific physician groups. There are risks involved with establishing our own sales and marketing capabilities and entering into arrangements with third parties to perform these services. Developing an internal sales force is expensive and time-consuming and could delay any product launch. Importantly, our co-promotion agreement with P&G only provides for a partial reimbursement of the cost of our sales force and only for the cost of sales actually made. The cost to establish the sales force will not be reimbursed by P&G. The sales force only has the potential to become a profitable effort if additional products are obtained that could be marketed by this specialty sales force. However, there is no assurance that future products will be obtained through internal or external efforts. On the other hand, if we enter into arrangements with third parties to perform sales, marketing and distribution services, our product revenues are likely to be lower than if we market and sell any products that we develop ourselves.

        We plan to establish our own specialty sales force and engage pharmaceutical or other healthcare companies with an existing sales and marketing organization and distribution system to sell, market and distribute our products. We may not be able to establish these sales and distribution relationships on acceptable terms, or at all. Factors that may inhibit our efforts to commercialize our products without collaborators or licensees include:

  •
  our inability to convince future corporate partners to allow us to retain commercialization rights for specific physician groups;

  •
  our inability to obtain financing to establish the specialty sales force;

  •
  our inability to recruit and retain adequate numbers of effective sales and marketing personnel;

  •
  the inability of sales personnel to obtain access to or persuade adequate numbers of physicians to prescribe our products;

  •
  the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

  •
  unforeseen costs and expenses associated with creating an independent sales and marketing organization.

        Because the establishment of sales and marketing capabilities depends on the progress toward commercialization of our product candidates and because of the numerous risks and uncertainties involved with establishing our own sales and marketing capabilities, we are unable to predict when we will establish our own sales and marketing capabilities. If we are not able to partner with a third party and are not successful in recruiting sales and marketing personnel or in building a sales and marketing infrastructure, we will have difficulty commercializing our product candidates, which would adversely affect our business and financial condition.

        Our ability to generate revenue from any products that we may develop will depend on reimbursement and drug pricing policies and regulations.

        Many patients may be unable to pay for any products that we may develop. In the United States, many patients will rely on Medicare, Medicaid, private health insurers and other third-party payors to pay for their medical needs. Our ability to achieve acceptable levels of reimbursement for drug treatments by governmental authorities, private health insurers and other organizations will have an effect on our ability to successfully commercialize, and attract collaborative partners to invest in the development of, our product candidates. We cannot be sure that reimbursement in the United States, Europe or elsewhere will be available for any products that we may develop, and any reimbursement that may become available may be decreased or eliminated in the future. Third-party payors increasingly are challenging prices charged for medical products and services, and many third-party payors may refuse to provide reimbursement for particular drugs when an equivalent generic drug is available. Although we believe that the safety profile of any products that we may develop will be sufficiently different from the original drugs from which they are modeled to be considered unique and not subject to substitution by a generic of the original drug in the case of ATI-2042 and ATI-5923, it is possible that a third-party payor may consider our product candidate and the generic original drug as equivalents and only offer to reimburse patients for the generic drug. Even if we show improved safety with our product candidates, pricing of the existing original drug may limit the amount we will be able to charge for each of our product candidates. In the case of ATI-7505, the original molecule, cisapride, was withdrawn from the market and no generic version exists, but there are many competitive products which may limit the amount we can charge for this product candidate. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our product candidates, and may not be able to obtain a satisfactory financial return on products that we may develop.

        The trend toward managed healthcare in the United States and the changes in health insurance programs, as well as legislative proposals to reform healthcare or reduce government insurance programs, may result in lower prices for pharmaceutical products, including any products that may be offered by us. In addition, any future regulatory changes regarding the healthcare industry or third-party coverage and reimbursement may affect demand for any products that we may develop and could harm our sales and profitability.

        If our competitors are able to develop and market products that are more effective, safer or less costly than any products that we may develop, our commercial opportunity will be reduced or eliminated.

        We face competition from established pharmaceutical and biotechnology companies, as well as from academic institutions, government agencies and private and public research institutions. Our commercial opportunity will be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer side effects or are less expensive than any products that we may develop. In addition, significant delays in the development of our product candidates could allow our competitors to bring products to market before us and impair our ability to commercialize our product candidates.

        ATI-7505 has potential use in five indications: chronic constipation, functional dyspepsia, GERD, gastroparesis and IBS with constipation. Some of these indications may not be recognized by the FDA as sufficiently defined to enable regulatory approval of a drug for treatment. ATI-7505 is a prokinetic which has been shown to increase motility in the upper and lower gastrointestinal tract, including the ability to improve gastric emptying and colonic motility. Products which affect the gastrointestinal system's motility could be useful in the treatment of each of these disorders. Other prokinetics are on the market or in development which will also be competitive to ATI-7505, including tegaserod, marketed by Novartis Pharmaceuticals Corporation as Zelnorm, which was withdrawn from the market and recently re-introduced with restrictive use labeling, renzapride, being developed by Alizyme plc, and erythromycin. Many additional prokinetics are in development targeting these indications. We believe the most significant competition to ATI-7505 for the treatment of GERD are proton pump inhibitors and H2 blockers, which are currently on the market in both prescription formulations and strengths as well as in over-the-counter forms. Many major pharmaceutical companies currently market proton pump inhibitors and H2 blockers generating worldwide sales of over $17.0 billion in 2006. ATI-7505 is targeted at the approximately 20–25% of GERD patients who do not receive adequate relief from proton pump inhibitors, which reduce the creation of acid in the stomach. ATI-7505 will face competition from the prokinetics as well as many inexpensive over-the-counter indications for the treatment of these gastrointestinal disorders.

        Competition for ATI-5923 for use as an oral anticoagulant will continue to come from generic coumadin owing to its pricing and the years of experience physicians and patients have with the drug. Other oral anticoagulants are in development throughout the pharmaceutical and biotechnology industry. Most of these development programs fall into either the factor Xa or direct thrombin inhibitor categories. We are aware that Johnson & Johnson in collaboration with Bayer AG, Bristol-Myers Squibb Company in collaboration with Pfizer, Inc., Eli Lilly and Company and Portola Pharmaceuticals, Inc. each have factor Xa programs in Phase 2 or Phase 3 testing. We are aware of a direct thrombin inhibitor program at Boehringer-Ingelheim GmbH. The first direct thrombin inhibitor presented to the FDA for approval, ximelagatran, previously marketed as Exanta by AstraZeneca plc, has not been recommended for approval due to idiosyncratic liver toxicity problems. Although we believe ATI-5923's mechanism of action (VKOR inhibition as with warfarin) and broadly available inexpensive monitoring methodology (INR) provide an advantage, these factor Xa and direct thrombin inhibitor programs will likely provide major competition in this market. In addition, there may be other compounds of which we are not aware that are at an earlier stage of development and may compete with our product candidates. If any of those compounds are successfully developed and approved, they could compete directly with our product candidates.

        We believe generic amiodarone will continue to provide competition to ATI-2042 for the treatment of atrial fibrillation, even though it is not labeled for use in atrial fibrillation. Amiodarone will continue to be used off-label in spite of its safety problems because of its generic pricing. Other treatments for atrial fibrillation, such as sotalol, marketed by Bayer HealthCare Pharmaceuticals, Inc., flecainide marketed by 3M Company and propafenone, marketed by Reliant Pharmaceuticals, Inc., do not have equivalent efficacy to amiodarone, but will continue to compete in the atrial fibrillation marketplace. Cardiome Pharma Corp. is in Phase 2 testing with an oral product, vernakalant, for the treatment atrial fibrillation which they hope will have efficacy equal to or better than flecainide or sotalol, but with reduced pro-arrhythmic effects. There are other companies developing devices or procedures to treat atrial fibrillation through ablation, including CryoCor, Inc. and CryoCath Technologies, Inc.

        Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Established pharmaceutical companies may invest heavily to quickly discover and develop novel compounds that could make our product candidates obsolete. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. In addition, these third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies and technology licenses complementary to our programs or advantageous to our business. Accordingly, our competitors may succeed in obtaining patent protection, receiving FDA approval or discovering, developing and commercializing medicines before we do. We are also aware of other companies that may currently be engaged in the discovery of medicines that will compete with the product candidates that we are developing. In addition, in the markets that we are targeting, we expect to compete against current market-leading medicines. If we are not able to compete effectively against our current and future competitors, our business will not grow and our financial condition will suffer.

        If we fail to attract and keep senior management and key scientific personnel, we may be unable to successfully develop or commercialize our product candidates.

        Our success depends on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel and on our ability to develop and maintain important relationships with leading clinicians. If we are not able to retain Dr. Goddard, our Chairman and Chief Executive Officer, Dr. Milner, our President, Research and Development, Dr. Canafax, our Vice President and Chief Development Officer, and Dr. Druzgala, our Vice President and Chief Scientific Officer, we may not be able to successfully develop or commercialize our product candidates. Competition for experienced scientists may limit our ability to hire and retain highly qualified personnel on acceptable terms. In addition, none of our employees have employment commitments for any fixed period of time and could leave our employment at will. We carry "key person" insurance in the amount of $1 million for each of Drs. Milner and Druzgala, but do not carry "key person" insurance covering any other members of senior management or key scientific personnel. If we fail to identify, attract and retain qualified personnel, we may be unable to continue our development and commercialization activities.

        We will need to hire additional employees in order to commercialize our product candidates. Any inability to manage future growth could harm our ability to commercialize our product candidates, increase our costs and adversely impact our ability to compete effectively.

        In order to commercialize our product candidates, we will need to expand the number of our managerial, operational, financial and other employees. We currently anticipate that we will need between 164 and 204 additional employees by the time that ATI-7505 is initially commercialized, which includes 80 to 120 sales representatives in the United States. Because the projected time frame for hiring these additional employees depends on the development status of our product candidates and because of the numerous risks and uncertainties associated with drug development, we are unable to project when we will hire these additional employees. While to date we have not experienced difficulties in recruiting, hiring and retaining qualified individuals, the competition for qualified personnel in the pharmaceutical and biotechnology field is intense.

        Future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. Our future financial performance and our ability to commercialize our product candidates and compete effectively will depend, in part, on our ability to manage any future growth effectively.

        If product liability lawsuits are brought against us, we will incur substantial liabilities and may be required to limit commercialization of any products that we may develop.

        We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and will face an even greater risk if we commercially sell any products that we may develop. If we cannot successfully defend ourselves against claims that our product candidates or products that we may develop caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

  •
  decreased demand for any product candidates or products that we may develop;

  •
  injury to our reputation;

  •
  withdrawal of clinical trial participants;

  •
  costs to defend the related litigation;

  •
  substantial monetary awards to clinical trial participants or patients;

  •
  loss of revenue; and

  •
  the inability to commercialize any products that we may develop.

        We have product liability insurance that covers our clinical trials up to an aggregate $5.0 million annual limit. We intend to expand our insurance coverage to include the sale of commercial products if marketing approval is obtained for any products that we may develop. Insurance coverage is increasingly expensive, and we may not be able to maintain insurance coverage at a reasonable cost and we may not be able to obtain insurance coverage that will be adequate to satisfy any liability that may arise.

        If we use biological and hazardous materials in a manner that causes contamination, injury or violates laws, we may be liable for damages.

        Our research and development activities involve the use of potentially harmful biological materials as well as hazardous materials, chemicals and various radioactive compounds. We cannot completely eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for damages that result, and any liability could exceed our resources. We, the third parties that conduct clinical trials on our behalf and the third parties that manufacture our product candidates are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and waste products. The cost of compliance with these laws and regulations could be significant. The failure to comply with these laws and regulations could result in significant fines and work stoppages and may harm our business.

        Our principal facility is located in California's Silicon Valley, in an area with a long history of industrial activity and use of hazardous substances, including chlorinated solvents. Certain environmental laws, including the U.S. Comprehensive, Environmental Response, Compensation and Liability Act of 1980, impose strict, joint and several liabilities on current operators of real property for the cost of removal or remediation of hazardous substances. These laws often impose liability even if the owner or operator did not know of, or was not responsible for, the release of such hazardous substances. As a result, while we have not been notified of any claim against us, we are not aware of any such release, nor have we been held liable for costs to address contamination at the property beneath our facility in the past, we cannot rule out the possibility that this may occur in the future. We do not carry specific insurance against such a claim.

        We will need to implement additional finance and accounting systems, procedures and controls in the future as we grow our business and organization and to satisfy new reporting requirements.

        As a public reporting company, we will need to comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission, including expanded disclosures and accelerated reporting requirements and more complex accounting rules. Compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements will increase our costs and require additional management resources. We recently have been upgrading our finance and accounting systems, procedures and controls and will need to continue to implement additional finance and accounting systems, procedures and controls as we grow our business and organization and to satisfy new reporting requirements. Compliance with Section 404 will first apply to our annual report on Form 10-K for our fiscal year ending December 31, 2008. If we are unable to complete the required assessment as to the adequacy of our internal control reporting or if our independent registered public accounting firm is unable to provide us with an unqualified report as to the effectiveness of our internal controls over financial reporting as of December 31, 2008, investors could lose confidence in the reliability of our internal controls over financial reporting, which could adversely affect our stock price and our ability to raise capital.

        Our principal facility is located near known earthquake fault zones, and the occurrence of an earthquake, extremist attack or other catastrophic disaster could cause damage to our facilities and equipment, which could require us to cease or curtail operations.

        Our principal facility is located in California's Silicon Valley near known earthquake fault zones and, therefore, is vulnerable to damage from earthquakes. In October 1989, a major earthquake struck this area and caused significant property damage and a number of fatalities. We are also vulnerable to damage from other types of disasters, including power loss, attacks from extremist organizations, fire, floods and similar events. If any disaster were to occur, our ability to operate our business could be seriously impaired. In addition, the unique nature of our research activities and of much of our equipment could make it difficult for us to recover from this type of disaster. We currently may not have adequate insurance to cover our losses resulting from disasters or other similar significant business interruptions, and we do not currently plan to purchase additional insurance to cover such losses because of the cost of obtaining such coverage. Any significant losses that are not recoverable under our insurance policies could seriously impair our business and financial condition. Our current insurance does not specifically cover property loss or business interruption due to earthquake damage.

Risks Related to the Offering

        If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

        The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing common stock in this offering will incur immediate dilution of $10.78 per share, based on the assumed initial public offering price of $15.00 per share, the midpoint of the range set forth on the cover page of this prospectus. If the holders of outstanding options or warrants exercise those options or warrants, you will suffer further dilution. In addition, purchasers of common stock in this offering will have contributed approximately 40.3% of the aggregate price paid by all purchasers of our stock but will own only approximately 28.5% of our common stock outstanding after this offering.

        Our stock price may be extremely volatile, and your investment in our common stock could suffer a decline in value.

        You should consider an investment in our common stock risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. The initial public offering price for the shares of our common stock sold in this offering will be determined by negotiation between the underwriters and us based on several factors. This price may not reflect the market price of our common stock following this offering. You may be unable to sell your shares of common stock at or above the initial public offering price owing to fluctuations in the market price of our common stock arising from changes in our operating performance or prospects. Market prices for securities of biopharmaceutical companies have been highly volatile. In addition, the volatility of biopharmaceutical company stocks often does not correlate to the operating performance of the companies represented by such stocks. Some of the factors that may cause the market price of our common stock to fluctuate include:

  •
  adverse results or delays in our clinical trials;

  •
  the timing of achievement of our clinical, regulatory, partnering and other milestones, such as the commencement of clinical development, the completion of a clinical trial, the receipt of regulatory approval or the establishment of a commercial partnership for one or more of our product candidates;

  •
  announcement of FDA approval or nonapproval of our product candidates or delays in the FDA review process;

  •
  actions taken by regulatory agencies with respect to our product candidates, our clinical trials or our sales and marketing activities;

  •
  the commercial success of any product approved by the FDA or its foreign counterparts;

  •
  regulatory developments in the United States and foreign countries;

  •
  changes in the structure of healthcare payment systems;

  •
  any intellectual property infringement lawsuit involving us;

  •
  announcements of technological innovations or new products by us or our competitors;

  •
  market conditions for the biotechnology or pharmaceutical industries in general;

  •
  changes in financial estimates or recommendations by securities analysts;

  •
  sales of large blocks of our common stock;

  •
  sales of our common stock by our executive officers, directors and significant stockholders;

  •
  restatements of our financial results and/or material weaknesses in our internal controls; and

  •
  the loss of any of our key scientific or management personnel.

        The stock markets in general, and the markets for biotechnology stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. In the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Any such litigation brought against us could result in substantial costs, which would hurt our financial condition and results of operations, divert management's attention and resources, and possibly delay our clinical trials or commercialization efforts.

        Fluctuations in our operating results could cause our stock price to decline.

        The following factors are likely to result in fluctuations of our operating results from quarter to quarter and year to year:

  •
  adverse results or delays in our clinical trials;

  •
  the timing and achievement of our clinical, regulatory, partnering and other milestones, such as the commencement of clinical development, the completion of a clinical trial, the receipt of regulatory approval or the establishment of a commercial partnership for one or more of our product candidates;

  •
  announcement of FDA approval or nonapproval of our product candidates or delays in the FDA review process;

  •
  actions taken by regulatory agencies with respect to our product candidates, our clinical trials or our sales and marketing activities;

  •
  the commercial success of any product approved by the FDA or its foreign counterparts;

  •
  regulatory developments in the United States and foreign countries;

  •
  changes in the structure of healthcare payment systems;

  •
  any intellectual property infringement lawsuit involving us; and

  •
  announcements of technological innovations or new products by us or our competitors.

        Because of these potential fluctuations in our operating results, a period-to-period comparison of our results of operations may not be a good indication of our future performance. In any particular financial period the actual or anticipated fluctuations could be below the expectations of securities analysts or investors and our stock price could decline.

        Because a small number of existing stockholders own a large percentage of our voting stock, they may be able to control our management and operations, acting in their best interests and not necessarily those of other stockholders.

        Based on our outstanding shares as of June 30, 2007, after this offering, our executive officers, directors and holders of 5.0% or more of our outstanding common stock will beneficially own approximately 48.8% of our common stock. As a result, these stockholders, acting together, will be able to control all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of this group of stockholders may not always coincide with our interests or the interests of other stockholders.

        Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

        Provisions in our certificate of incorporation and our bylaws that will become effective upon the closing of this offering may delay or prevent an acquisition of us, a change in our management or other changes that stockholders may consider favorable. These provisions include:

  •
  a classified board of directors;

  •
  a prohibition on actions by our stockholders by written consent;

  •
  the ability of our board of directors to issue preferred stock without stockholder approval, which could be used to adopt a stockholders' rights plan that would make it difficult for a third party to acquire us;

  •
  notice requirements for nominations for election to the board of directors; and

  •
  limitations on the removal of directors.

        Moreover, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

        We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

        We will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. Our failure to apply these funds effectively could have a material adverse effect on our business, delay the development of our product candidates and cause the price of our common stock to decline.

        If a significant number of shares of our common stock are sold into the market following this offering, the market price of our common stock could drop substantially, even if our business is doing well.

        The market price of our common stock could decline as a result of substantial sales in the market following this offering or the perception that these sales could occur. If a trading market develops for our common stock, many of our stockholders will have an opportunity to sell their stock for the first time. Based on shares outstanding as of June 30, 2007, upon completion of this offering, 17,536,645 shares of our common stock will be outstanding, assuming no exercise of the underwriters' option to purchase additional shares and no exercise of options or warrants outstanding. As of June 30, 2007, 1,793,058 shares of our common stock were issuable upon exercise of currently outstanding stock options, at a weighted average exercise price of $2.06 per share, 111,982 shares of our common stock were issuable upon the exercise of outstanding warrants, at a weighted average exercise price of $9.83 per share, and up to 106,560 shares of our common stock were reserved for future issuance under our 2001 Equity Incentive Plan. However, immediately upon the signing of the underwriting agreement for this offering our 2001 Equity Incentive Plan will terminate so that no further awards may be granted under such plan. In addition, an aggregate of 962,499 shares of common stock are reserved for issuance under our 2007 Equity Incentive Plan, 2007 Non-Employee Directors' Stock Option Plan and 2007 Employee Stock Purchase Plan, each of which becomes effective immediately upon the signing of the underwriting agreement for this offering. These equity benefit plans also provide for annual increases in the number of shares that may be granted under the plans. All of the shares of common stock sold in this offering will be freely tradable, without restriction, in the public market unless held by an affiliate of ours. Except as set forth below, the remaining 12,536,645 shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. Morgan Stanley, as representative of the underwriters, may, in its sole discretion, permit our officers, directors, employees and current stockholders who are subject to the 180-day contractual lock-up to sell shares prior to the expiration of the lock-up agreements. The 180-day restricted period under the lock-up agreements may be extended under specified circumstances. See "Underwriters."

        After the lock-up agreements pertaining to this offering expire, up to an additional 12,536,645 shares, less 37,152 shares subject to a repurchase option in our favor tied to a holder's continued service with us (which will be eligible for sale upon lapse of the repurchase option), will be eligible for sale in the public market subject to various vesting agreements, of which 6,444,915 are held by our directors and executive officers and their affiliates and will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, and various vesting agreements. In addition, the shares that are either subject to outstanding options or warrants or reserved for future issuance under our 2007 Equity Incentive Plan, 2007 Non-Employee Directors' Stock Option Plan and 2007 Employee Stock Purchase Plan could become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. While we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Many important factors affect our ability to achieve our objectives, including the following:

  •
  the success and timing of our preclinical studies and clinical trials;

  •
  our ability to obtain and maintain regulatory approval for our product candidates;

  •
  our plans to research, develop and commercialize our product candidates;

  •
  the loss of key scientific or management personnel;

  •
  our ability to identify and develop new products and product candidates;

  •
  the size and growth potential of the potential markets for our product candidates and our ability to serve those markets;

  •
  regulatory developments in the United States and foreign countries;

  •
  the rate and degree of market acceptance of our product candidates;

  •
  the accuracy of our estimates regarding expenses, future revenues, capital requirements and needs for additional financing, and our ability to obtain additional financing;

  •
  our ability to attract collaborators with development, regulatory and commercialization expertise;

  •
  our ability to obtain and maintain intellectual property protection for our product candidates;

  •
  the successful development of our marketing capabilities;

  •
  the success of competing therapies that are or become available; and

  •
  the performance of third-party manufacturers with which we contract to provide a supply of our product candidates.

        In addition, you should refer to the "Risk Factors" section of this prospectus for a discussion of other important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act do not protect any forward-looking statements that we make in connection with this offering.

        You should read this prospectus completely. In some cases, you can identify forward-looking statements by the following words: "may," "will," "could," "would," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "project," "potential," "continue," "ongoing" or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. We qualify all the forward-looking statements contained in this prospectus by the foregoing cautionary statements.

USE OF PROCEEDS

        We estimate that the net proceeds from the sale of the shares of our common stock in this offering will be approximately $67.8 million, or approximately $78.3 million if the underwriters exercise their right to purchase additional shares of common stock to cover any over-allotments in full, based upon an assumed initial public offering price of $15.00 per share, the mid-point of the range reflected on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses. Each $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share would increase (decrease) the net proceeds to us from this offering by approximately $4.7 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. Each increase of one million shares in the number of shares offered by us, together with a concomitant $1.00 increase in the assumed initial public offering price of $15.00 per share, would increase the net proceeds to us from this offering by approximately $19.5 million. Similarly, each decrease of one million shares in the number of shares offered by us, together with a concomitant $1.00 decrease in the assumed initial public offering price of $15.00 per share, would decrease the net proceeds to us from this offering by approximately $17.7 million. We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our uses of the proceeds from this offering, although it may impact the amount of time prior to which we will need to seek additional capital.

        We currently expect to use the net proceeds from this offering as follows:

  •
  approximately $22.4 million to fund research and development activities other than external clinical trial expenses;

  •
  approximately $28.4 million to fund external clinical trial activities, including funding manufacturing expenses related to the clinical development of our product candidates; and

  •
  approximately $17.0 million to fund general and administrative expenses, working capital needs and other general corporate purposes.

        We may also use a portion of the proceeds for the potential acquisition of, or investment in, technologies, products or companies that complement our business, although we have no current understandings, commitments or agreements to do so.

        The amounts and timing of our actual expenditures will depend upon numerous factors, including the status of our development and commercialization efforts, the amount of proceeds actually raised in this offering, the amount of cash generated through our existing strategic collaborations and any additional strategic collaborations into which we may enter. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering.

        We do not expect our existing capital resources and the net proceeds from this offering to be sufficient to enable us to fund the completion of the development of any of our product candidates. We believe that our existing capital resources and the net proceeds from this offering will be sufficient to enable us to complete our ongoing clinical trials and to maintain currently planned operations into the fourth quarter of 2009, including:

  •
  completion of our ongoing Phase 2 proof-of-concept clinical trial for ATI-2042 for the treatment of atrial fibrillation;

  •
  initiation and completion of a second Phase 2 clinical trial for ATI-5923, our oral anticoagulant; and

  •
  filing of an investigational new drug application and initiation of Phase 1 clinical trials for ATI-9242 for the treatment of schizophrenia.

        However, the actual costs and timing of clinical trials are highly uncertain and subject to risk and will change depending upon the clinical indication targeted, the development strategy pursued and the results of earlier clinical trials.

        Until the funds are used as described above, we intend to invest the net proceeds from this offering in interest-bearing, investment grade, short-term marketable securities.

DIVIDEND POLICY

        We have never declared or paid cash dividends on any of our shares of capital stock. We currently intend to retain future earnings, if any, to finance the expansion and growth of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors that our board of directors deems relevant. In addition, we are prohibited from paying dividends, other than dividends payable solely in common stock, by covenants contained in our loan agreements with Lighthouse Capital Partners V, L.P. and General Electric Commercial Finance.

CAPITALIZATION

        The following table sets forth our cash, cash equivalents and marketable securities and capitalization as of June 30, 2007:

  •
  on an actual basis;

  •
  on a pro forma basis to reflect the conversion of all of our outstanding shares of preferred stock into 11,415,130 shares of common stock immediately prior to the closing of this offering and the reclassification of the preferred stock warrant liability to additional paid-in capital upon conversion of the preferred stock underlying the warrants into common stock; and

  •
  on a pro forma as adjusted basis to reflect the sale of 5,000,000 shares of common stock in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the range reflected on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and assuming no repayment of indebtedness.

        You should read the information in this table together with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2007
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	(in thousands, except per share data)
Cash, cash equivalents and marketable securities	$35,206	$35,206	$103,006

Notes payable, net of current portion	$5,106	$5,106	$5,106
Preferred stock warrant liability	798	—	—
Convertible preferred stock, $0.001 par value; issuable in series, 11,508,156 shares authorized, 11,376,277 shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted	110,679	—	—
Stockholders' equity (deficit):
Preferred stock, $0.001 par value; no shares authorized, issued or outstanding, actual; 10,000,000 shares authorized pro forma and pro forma as adjusted, no shares issued or outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.001 par value; 15,991,829 shares authorized, 1,121,515 issued and outstanding, actual; 150,000,000 shares authorized, 12,536,645 shares issued and outstanding, pro forma and 17,536,645 shares issued and outstanding, pro forma as adjusted	1	12	17
Additional paid-in capital	1,968	113,434	181,229
Accumulated other comprehensive loss	(5)	(5)	(5)
Accumulated deficit	(107,319)	(107,319)	(107,319)

Total stockholders' equity (deficit)	(105,355)	6,122	73,922

Total capitalization	$11,228	$11,228	$79,028

(1)
Each $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share, the midpoint of the range reflected on the cover page of this prospectus, would increase (decrease) each of additional paid-in capital, total stockholders' equity and total capitalization by approximately $4.7 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of one million shares in the number of shares offered by us would increase (decrease) each of additional paid-in capital, total stockholders' equity and total capitalization by approximately $14.0 million, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

        The table above does not include:

  •
  1,793,058 shares of common stock that are issuable upon exercise of stock options that were outstanding as of June 30, 2007, at a weighted average exercise price of $2.06 per share;

  •
  111,982 shares of common stock that are issuable upon the exercise of warrants outstanding as of June 30, 2007 at a weighted average exercise price of $9.83 per share;

  •
  106,560 shares of common stock that are reserved for future issuance under the 2001 Equity Incentive Plan; provided, however, that immediately upon the signing of the underwriting agreement for this offering, our 2001 Equity Incentive Plan will terminate so that no further awards may be granted under such plan; and

  •
  962,499 shares of common stock reserved for future issuance under our 2007 Equity Incentive Plan, 2007 Non- Employee Directors' Stock Option Plan and 2007 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under these benefit plans, each of which become effective immediately upon the signing of the underwriting agreement for this offering.

DILUTION

        If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value of our common stock immediately after the closing of this offering. Historical net tangible book value per share is determined by dividing our total tangible assets (total assets less intangible assets), less total liabilities, convertible preferred stock and common stock subject to repurchase, by the number of outstanding shares of our common stock. As of June 30, 2007, the historical net tangible book value of our common stock was $(105.4) million, or $(93.94) per share. The pro forma net tangible book value of our common stock as of June 30, 2007 was approximately $6.1 million, or approximately $0.49 per share, based on the number of shares of common stock outstanding as of June 30, 2007, after giving effect to the conversion of all outstanding convertible preferred stock into shares of common stock and the reclassification of the preferred stock warrant liability to equity immediately prior to the closing of this offering.

        Investors participating in this offering will incur immediate and substantial dilution. After giving effect to the sale of common stock offered in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the range reflected on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2007 would have been approximately $73.9 million, or approximately $4.22 per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $3.73 per share to existing stockholders, and an immediate dilution of $10.78 per share to investors participating in this offering. The following table illustrates this per share dilution:

Initial public offering price per share		$15.00
Historical net tangible book value per share as of June 30, 2007	$(93.94)
Increase attributable to conversion of convertible preferred stock and reclassification of preferred stock warrant liability	94.43

Pro forma net tangible book value per share before this offering	0.49
Pro forma increase in net tangible book value per share attributable to investors participating in this offering	3.73

Pro forma as adjusted net tangible book value per share after offering		4.22

Pro forma as adjusted dilution per share to investors participating in this offering		$10.78

        Each $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share would increase (decrease) our pro forma as adjusted net tangible book value by approximately $4.7 million, or approximately $0.26 per share, and the pro forma dilution per share to investors in this offering by approximately $0.74 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of one million shares in the number of shares offered by us would increase our pro forma as adjusted net tangible book value by approximately $14.0 million, or $0.75 per share, and decrease the pro forma dilution per share to investors in this offering by approximately $0.52 per share, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a decrease of one million shares in the number of shares offered by us would decrease our pro forma as adjusted net tangible book value by approximately $14.0 million, or $0.84 per share, and increase the pro forma dilution per share to investors in this offering by approximately $0.59 per share, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

        If the underwriters exercise their option in full to purchase 750,000 additional shares of common stock in this offering, the pro forma as adjusted net tangible book value per share after the offering would be $4.61 per share, the increase in the pro forma net tangible book value per share to existing stockholders would be $4.12 per share and the pro forma dilution to new investors purchasing common stock in this offering would be $10.39 per share.

        The following table summarizes, on a pro forma basis as of June 30, 2007, the differences between the number of shares of common stock purchased from us, the total consideration and the weighted average price per share paid by existing stockholders and by investors participating in this offering at an assumed initial public offering price of $15.00 per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
	(in thousands, except per share amounts)
Existing stockholders	12,537	71.5%	$110,965	59.7%	$8.85
New investors	5,000	28.5	75,000	40.3	15.00

Total	17,537	100.0%	$185,965	100.0%

        The above discussion and table are based on 12,536,645 shares of common stock outstanding as of June 30, 2007. This number excludes the following:

  •
  1,793,058 shares of common stock issuable upon exercise of options outstanding as of June 30, 2007, at a weighted average exercise price of $2.06 per share;

  •
  111,982 shares of our common stock issuable upon exercise of warrants outstanding as of June 30, 2007 at a weighted average exercise price of $9.83 per share;

  •
  106,560 shares of common stock that are reserved for future issuance under the 2001 Equity Incentive Plan; provided, however, that immediately upon the signing of the underwriting agreement for this offering, our 2001 Equity Incentive Plan will terminate so that no further awards may be granted under such plan; and

  •
  962,499 shares of common stock reserved for future issuance under our 2007 Equity Incentive Plan, 2007 Non-Employee Directors' Stock Option Plan and 2007 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under these benefit plans, each of which become effective immediately upon the signing of the underwriting agreement for this offering.

        The following table summarizes, on a pro forma basis as of June 30, 2007, after giving effect to the exercise of all stock options and warrants outstanding as of June 30, 2007, the differences between the number of shares of common stock purchased from us, the total consideration and the weighted average price per share paid by existing stockholders and by investors participating in this offering at an assumed initial public offering price of $15.00 per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
	(in thousands, except per share amounts)
Existing stockholders	14,442	74.3%	$115,760	60.7%	$8.02
New investors	5,000	25.7	75,000	39.3	15.00

Total	19,442	100.0%	$190,760	100.0%

        The number of shares of common stock outstanding in the table above is based on the pro forma number of shares outstanding as of June 30, 2007 and assumes no exercise of the underwriters' option to purchase additional shares. If the underwriters' option to purchase additional shares is exercised in full, the number of shares of common stock held by existing stockholders will be reduced to 68.6% of the total number of shares of common stock to be outstanding after this offering, and the number of shares of common stock held by investors participating in this offering will be increased to 5,750,000 shares or 31.4% of the total number of shares of common stock to be outstanding after this offering.

        Effective upon the closing of this offering, an aggregate of up to 2,755,557 shares of our common stock will be reserved for future issuance under our equity benefit plans, and these share reserves will also be subject to automatic annual increases in accordance with the terms of the plans. To the extent that new options are issued under our equity benefit plans or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations even, if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

        You should read the following selected consolidated financial data together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus.

        We have derived the consolidated statement of operations data for the years ended December 31, 2004, 2005 and 2006 and the consolidated balance sheet data as of December 31, 2005 and 2006 from our audited consolidated financial statements, which are included in this prospectus. We have derived the consolidated statements of operations data for the years ended December 31, 2002 and 2003 and the balance sheets data as of December 31, 2002, 2003 and 2004 from our audited consolidated financial statements, which are not included in this prospectus. We have derived the consolidated statement of operations data for the six-month periods ended June 30, 2006 and 2007 and the consolidated balance sheet data as of June 30, 2007 from our unaudited consolidated financial statements, which are included in this prospectus. The unaudited consolidated financial data include, in the opinion of our management, all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of our financial position and results of operations for these periods. Our historical results are not necessarily indicative of the results to be expected in any future period, and the results for the six months ended June 30, 2007 are not necessarily indicative of results to be expected for the full year.

	Year Ended December 31,					Six Months Ended June 30,
	2002	2003	2004	2005	2006	2006	2007
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue:
Collaboration services	$—	$—	$—	$—	$2,116	$—	$186
License fees	—	—	—	—	1,623	—	1,948
Contractual milestone payments	—	—	—	—	1,000	—	—

Total revenue	—	—	—	—	4,739	—	2,134
Cost and expense:
Cost of collaboration service revenue	—	—	—	—	2,116	—	186
Research and development	2,166	10,684	16,725	22,498	23,973	14,849	11,016
Selling, general and administrative	1,555	3,379	4,608	5,671	6,938	3,512	3,624

Total cost and expense	3,721	14,063	21,333	28,169	33,027	18,361	14,826

Loss from operations	(3,721)	(14,063)	(21,333)	(28,169)	(28,288)	(18,361)	(12,692)
Interest and other income	84	155	542	876	2,294	986	1,179
Interest expense	(1)	(58)	(36)	(671)	(1,324)	(636)	(643)

Loss before cumulative effect of change in accounting principle	(3,638)	(13,966)	(20,827)	(27,964)	(27,318)	(18,011)	(12,156)
Cumulative effect of change in accounting principle	—	—	—	—	(10)	(10)	—

Net loss	$(3,638)	$(13,966)	$(20,827)	$(27,964)	$(27,328)	$(18,021)	$(12,156)

Basic and diluted loss per share applicable to common stockholders(1)	$(4.36)	$(16.67)	$(24.28)	$(30.74)	$(26.84)	$(17.90)	$(11.41)

Shares used to compute basic and diluted loss per share applicable to common stockholders	834	838	858	910	1,018	1,007	1,065

Pro forma basic and diluted net loss per common share (unaudited)(1)					$(2.24)		$(0.97)

Shares used to compute pro forma basic and diluted net loss per common share (unaudited)					12,221		12,480

(1)
See Note 1 to the notes to our consolidated financial statements for an explanation of the method used to calculate basic and diluted net loss per common share and pro forma basic and diluted net loss per common share.

	As of December 31,
						As of June 30, 2007
	2002	2003	2004	2005	2006
	(in thousands, except per share data)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$8,862	$7,644	$41,395	$26,341	$50,308	$35,206
Total assets	9,654	8,847	44,195	33,312	56,764	42,204
Working capital	8,845	6,541	39,992	19,970	39,884	24,900
Deferred revenue	—	—	—	—	23,377	21,465
Notes payable, net of current portion	—	—	—	8,921	6,679	5,106
Preferred stock warrant liability	—	—	—	—	853	798
Convertible preferred stock	14,129	25,952	80,617	81,355	110,665	110,679
Total stockholders' equity (deficit)	(4,935)	(18,874)	(39,695)	(67,088)	(93,712)	(105,355)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        You should read this discussion and analysis in conjunction with our consolidated financial statements and accompanying notes included at the end of this prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in "Risk Factors."

Overview

        ARYx is a biopharmaceutical company focused on developing a portfolio of internally discovered product candidates designed to eliminate known safety issues associated with well-established, commercially successful drugs. We use our RetroMetabolic Drug Design technology to design structurally unique molecules that retain the efficacy of these original drugs but are metabolized through a potentially safer pathway to avoid specific adverse side effects associated with these compounds. Our most advanced product candidate, ATI-7505, is based on cisapride and has successfully completed Phase 2 clinical trials for the treatment of gastroesophageal reflux disease and symptoms associated with functional dyspepsia. Our second product candidate, ATI-5923, is based on warfarin and recently completed a Phase 2 proof-of-concept clinical trial for use as an anticoagulant to treat patients at risk for the formation of dangerous blood clots. Our third product candidate, ATI-2042, is based on amiodarone and is in Phase 2 clinical trials for the treatment of atrial fibrillation, a form of irregular heartbeat. We have multiple product candidates in preclinical development. Each of our product candidates is an orally available, patentable new chemical entity designed to address similar indications as those of the original drug upon which it is based. Our product candidates target what we believe to be multi-billion dollar markets. We have entered into a worldwide collaboration with Procter & Gamble Pharmaceuticals, Inc., or P&G, for the development and commercialization of ATI-7505 and we hold all worldwide commercial rights to our other product candidates.

        We maintain a wholly owned subsidiary, ARYx Therapeutics Limited, in the United Kingdom. We established this subsidiary for the purpose of meeting regulatory requirements for our clinical trial activities in Europe. This subsidiary is currently inactive and has had no operations since its inception in September 2004.

        On June 30, 2006, we entered into a collaboration agreement with P&G for the development and commercialization of ATI-7505. In connection with this agreement, P&G paid us a $25.0 million nonrefundable upfront license fee and has agreed to pay us additional potential milestone payments and royalties on product sales. Additional milestone revenue could reach approximately $391.0 million over the remaining life of the collaboration, of which approximately $216.0 million could be earned prior to commercialization. P&G did not acquire any rights to any of our other products under this agreement. Under our agreement with P&G, we have the right to co-promote and/or co-develop ATI-7505.

        Since our inception, we have incurred significant net losses, and we expect to continue to incur net losses for the next several years as we develop, acquire or in-license additional products or product candidates, conduct clinical trials, manufacture materials for use in nonclinical studies and clinical trials, expand our research and development activities, seek regulatory approvals and engage in commercialization preparation activities. It is very expensive to gain approval of and launch a pharmaceutical product, and many expenses are incurred before revenue is received. We are unable to predict the extent of any future losses or when we will become profitable, if at all.

        While we believe that our current cash, cash equivalents and marketable securities and the anticipated net proceeds from this offering, and interest earned thereon, together with anticipated revenue from our collaboration agreement with P&G, will be sufficient to satisfy our current operations for at least the next

24 months, we expect to raise additional funds within this period of time through additional development collaborations, or public or private debt or equity financings.

    Revenue

        In connection with our collaboration agreement with P&G, we received a $25.0 million nonrefundable upfront license fee in August 2006. The $25.0 million payment was recorded in our balance sheet as deferred revenue upon receipt and we estimate that it will be recognized in our consolidated statement of operations as revenue on a straight-line basis through December 2012. For the year ended December 31, 2006 and six-month period ended June 30, 2007, $1.6 million and $1.9 million, respectively, have been recognized as license fee revenue. Further, we received a nonrefundable $1.0 million milestone payment from P&G that was recognized as revenue in 2006 upon the delivery to P&G of the data related to the final results of one of the Phase 2 clinical trials for our ATI-7505 product candidate.

        Under the terms of the agreement, we are obligated to provide certain transitional services to P&G. These transitional services represent the pass through of actual costs billed to the Company by third party vendors, are standard support services for the biopharmaceutical industry and are readily available from multiple vendors. We are also entitled to compensation from P&G for specified development services provided by us. These services include product formulation and manufacturing, patent filing and maintenance, and other development services related to the ATI-7505 program. Reimbursements we receive for these services are recorded as collaboration service revenue. Pursuant to the agreement, we are under no obligation to perform any such services. As of June 30, 2007, we have recognized a cumulative total of $2.3 million as collaboration service revenue. We anticipate that revenue related to these services in the future will be minimal and will decline as we transition to P&G direct responsibility for all development costs related to our ATI-7505 product candidate.

        Revenue generated from the P&G agreement is currently our only source of revenue. We are at risk of loss of anticipated future revenue if P&G terminates the agreement or is unable or unwilling to remit to us amounts owed in accordance with the terms of the agreement. P&G may terminate the agreement at any time pursuant to its terms.

    Cost of Collaboration Service Revenue

        Related to the service revenue we generate in connection with our collaboration agreement with P&G, we incur costs for certain services provided including costs for pharmaceutical development, patent filing and maintenance and other activities related to the ATI-7505 program. These expenses are reported separately in our income statement as cost of collaboration service revenue. As of June 30, 2007, we have recognized a total of $2.3 million of expense related to these activities.

        Under our collaboration agreement with P&G, although we have options to co-promote or co-develop ATI-7505, we have no obligation to fund expenses related to its development or commercialization.

    Research and Development

        Our research and development expense consists of expenses incurred in identifying, testing and developing our product candidates. These expenses consist primarily of fees paid to contract research organizations and other third parties to assist us in managing, monitoring and analyzing our clinical trials, clinical trial costs paid to sites and investigators' fees, costs of nonclinical studies including toxicity studies in animals, costs of contract manufacturing services, costs of materials used in clinical trials and nonclinical studies, laboratory related expenses, research and development support costs including certain regulatory, quality assurance, project management and administration, allocated expenses such as facilities and information technology that are used to support our research and development activities and related personnel expenses, including stock-based compensation. Research and development costs are expensed as incurred.

        Clinical trial costs are a significant component of our research and development expense. Currently, we conduct our clinical trials primarily through coordination with contract research organizations and other third-party service providers. We recognize research and development expense for these activities based upon a variety of factors, including actual and estimated patient enrollment, clinical site initiation activities, direct pass-through costs and other activity-based factors.

        The following table summarizes our research and development expense for the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2007:

				Six Months Ended June 30, 2007
	Year Ended December 31,
	2004	2005	2006
	(in thousands)
Direct research and development expense by program:
ATI-7505	$4,530	$7,532	$7,667	$27
ATI-5923	1,341	3,687	4,216	1,494
ATI-2042	5,146	1,289	2,405	2,099
ATI-9242	96	280	671	952
Other research programs	291	129	447	246

Total direct research and development program expense	$11,404	$12,917	$15,406	$4,818
Personnel, administrative and other expense	5,321	9,581	10,639	6,328
Less: research and development portion of the cost of collaboration service revenue	—	—	(2,072)	(130)

Total research and development expense	$16,725	$22,498	$23,973	$11,016

        From our inception through December 31, 2003, we incurred total research and development expense of approximately $14.2 million. Prior to 2004, our accounting records do not reflect expense on a program by program basis. However, during the period from our inception through December 31, 2003, we estimate that approximately $2.3 million was incurred on behalf of our ATI-7505 program, approximately $60,000 was incurred on behalf of our ATI-5923 program and approximately $11.8 million was incurred (including internal and external activities) on behalf of our ATI-2042 program which includes research and development program expense, personnel, administrative and other expense.

        We designate development programs to which we have allocated significant research and development resources with the term "ATI" and a unique number. All of the product candidates designated with "ATI" are currently in development. The expenditures summarized in the above table reflect costs directly attributable to each development candidate and to our other research programs. We do not allocate salaries, employee benefits, or other indirect costs to our development candidates or other research programs and have included those expenses in "Personnel, administrative and other costs" in the above table. The portion of our research and development expense that is identified as cost of collaboration service revenue is included within a separate category of expense in our consolidated financial statements and is subtracted from total expenses in the above table to derive total research and development expense as reported in our consolidated financial statements.

        Drug development will likely take several years to complete and will vary in cost depending upon the complexity and nature of our product candidates. We expect our research and development expense to generally increase annually. However, those expenses are not incurred on a consistent basis over time as activities related to our manufacturing campaigns, nonclinical toxicology studies, clinical trials and other research and development efforts are not incurred on a continuous basis, but rather, on a periodic basis. Additionally, to the extent that we enter into new collaboration agreements with development partners, our development expenses related to partnered programs may decrease significantly or completely as the collaboration agreements we enter into may provide that our collaborative partners incur a substantial portion or all costs related to the continued development of those programs.

        At this time, due to the risks inherent in the clinical trial process and given the various stages of development of our product candidates, we are unable to estimate with any certainty the costs we will incur in the continued development of our product candidates, except for ATI-7505 for which costs will be negligible due to the provisions of our collaboration agreement with P&G. Clinical development timelines, the probability of success and development costs can differ materially from expectations. While we are currently focused on advancing each of our product development programs, our future research and development expense will depend on the clinical success of each product candidate, as well as ongoing assessments as to each product candidate's commercial potential. In addition, we cannot forecast with any degree of certainty which product candidates will be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

        The process of developing and obtaining FDA approval of products is costly and time consuming. Development activities and clinical trials can take years to complete, and failure can occur at any time during the development and clinical trial process. In addition, the results from early clinical trials may not be predictive of results obtained in subsequent and larger clinical trials, and product candidates in later stages of clinical trials may fail to show the desired safety and efficacy despite having progressed successfully through initial clinical testing. Although our program for identifying and developing new product candidates is designed to mitigate risk, the successful development of our product candidates is highly uncertain. Further, even if our product candidates are approved for sale, they may not be successfully commercialized and therefore the future revenue we anticipate may not materialize.

        If we fail to complete the development of any of our product candidates in a timely manner, it could have a material effect on our operations, financial position and liquidity. In addition, any failure by us or our partners to obtain, or any delay in obtaining, regulatory approvals for our product candidates could have a material effect on our results of operations. A further discussion of the risks and uncertainties associated with completing our programs on schedule, or at all, and certain consequences of failing to do so are discussed further in the "Risk Factors" section of this prospectus.

    General and Administrative

        Our general and administrative expense consists primarily of salaries and related costs for personnel in executive, finance, accounting, human resources, business development and other internal support functions. In addition, administrative expenses include professional fees for legal, consulting, tax, accounting and other services. We anticipate increases in our general and administrative expense as we add personnel, comply with the reporting obligations applicable to publicly-held companies, and continue to build our corporate infrastructure in support of our continued research, development and potential commercialization of our product candidates.

    Interest and Other Income

        Interest and other income consists primarily of interest earned on our cash, cash equivalents and short-term investments.

    Interest Expense

        Interest expense consists primarily of cash and non-cash interest costs related to our outstanding debt.

    Income Taxes

        As of December 31, 2006, we had net operating loss carryforwards for federal income tax purposes of approximately $69.3 million which expire between 2021 and 2026 if not utilized, and federal research and development tax credit carryforwards of approximately $1.7 million which expire beginning in 2018 if not utilized. The difference between our accumulated deficits of approximately $95.2 million and the net operating loss carryforwards of approximately $69.3 million for federal income tax purposes was primarily due to the $25.0 million P&G upfront license fee being recognized for tax purposes but deferred for financial reporting purposes. In addition, we have net operating loss carryforwards for state income tax purposes of approximately $61.5 million which expire between 2013 and 2016 if not utilized, and state research and development tax credit carryforwards of approximately $1.8 million which do not expire. Utilization of our net operating loss and tax credit carryforwards may be subject to substantial annual limitation in the event that there is a change in ownership as provided by Section 382 of the Internal Revenue Code of 1986, as amended, and similar state provisions. Such a limitation could result in the expiration of the net operating loss carryforwards and tax credits before utilization.

Critical Accounting Policies and Significant Judgments and Estimates

        We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States. Accordingly, we have had to make estimates, assumptions and judgments that affect the amounts reported in our consolidated financial statements. These estimates, assumptions and judgments about future events and their effects on our results cannot be determined with certainty, and are made based upon our historical experience and on other assumptions that are believed to be reasonable under the circumstances. These estimates may change as new events occur or additional information is obtained, and we may periodically be faced with uncertainties, the outcomes of which are not within our control and may not be known for a prolonged period of time.

        We have identified the policies below as critical to our business operations and understanding of our financial condition and results of operations. A critical accounting policy is one that is both material to the presentation of our consolidated financial statements and requires us to make difficult, subjective or complex judgments that could have a material impact on our consolidated financial statements. Different estimates that we could have used, or changes in the estimates that are reasonably likely to occur, may have a material impact on our financial condition or results of operations. We also refer you to our "Organization and Summary of Significant Accounting Policies" discussed in the accompanying notes to our financial statements included elsewhere in this prospectus.

    Revenue Recognition

        We follow the revenue recognition criteria outlined in the SEC Staff Accounting Bulletin, or SAB, No. 104, Revenue Recognition in Financial Statements, and Emerging Issues Task Force, or EITF, Issue 00-21, Revenue Arrangements with Multiple Deliverables. Revenue arrangements with multiple components are divided into separate units of accounting if certain criteria are met, including whether the delivered component has stand-alone value to the customer, and whether there is objective and reliable evidence of the fair value of the undelivered items. Consideration received is allocated among the separate units of accounting based on their respective fair values. Applicable revenue recognition criteria, such as persuasive evidence an arrangement exists, transfer of technology has been completed or services have been rendered, the fee is fixed or determinable, and collectibility is reasonably assured, are then applied to each of the units. Determination of whether persuasive evidence of an arrangement exists, what the period of involvement is, whether transfer of technology has been completed or services have been rendered during the period of involvement, and the ultimate collectibility of payments is based on management's judgments. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

        For each source of revenue, we comply with the above revenue recognition criteria in the following manner:

  •
  Nonrefundable upfront license fees received with separable stand-alone values are recognized when intangible property rights are transferred, provided that the transfer of rights is not dependent upon continued efforts by us with respect to the agreement. If the transferred rights do not have stand-alone value, or if objective and reliable evidence of the fair value of the undelivered elements does not exist, the amount of revenue allocable to the transferred rights and the undelivered elements is deferred and amortized over the related involvement period in which the remaining undelivered elements are provided to our partner. With respect to our collaboration agreement with P&G, the $25.0 million nonrefundable upfront license fee was deferred upon receipt, as objective evidence of the fair value of the undelivered elements under the agreement cannot be established, and is recognized as revenue on a straight-line basis over the estimated period of our obligatory performance under the terms of the agreement. We revisit our estimate of the expected duration of the performance period on an on-going basis and adjust our recognition of deferred revenue accordingly.

  •
  Service revenue consists of reimbursement of services performed or costs incurred under contractual arrangements. Revenue from such services is based upon 1) negotiated rates for full time equivalent employees that are intended to approximate our anticipated costs, or 2) direct costs incurred. Certain of our costs incurred under the collaboration agreement with P&G are reimbursable, and such reimbursement of costs is recognized as revenue on a gross basis as costs are incurred in accordance with the provisions of EITF 99-19, Reporting Revenue Gross Versus Net as an Agent.

  •
  Payments associated with milestones, which are contingent upon future events for which there is reasonable uncertainty as to their achievement at the time the agreement was entered into, are recognized as revenue when these milestones, as defined in the contract, are achieved and provided that no further performance obligations are required of us. Milestone payments are typically triggered either by the progress or results of clinical trials or by external events, such as regulatory approval to market a product or the achievement of specified sales levels, all of which are substantially at risk at the inception of the respective collaboration agreement. In applying this policy, we ascertain certain factors that include: 1) whether or not each milestone is individually substantive, 2) the degree of risk associated with the likelihood of achieving each milestone, 3) whether or not the payment associated with each milestone is reasonably proportional to the substantive nature of the milestone, 4) the level of effort, if any, that is anticipated or actually involved in achieving each milestone and 5) the anticipated timing of the achievement of each milestone in relation to other milestones or revenue elements. Amounts received in advance, if any, are recorded as deferred revenue until the associated milestone is reached. A $1.0 million milestone payment earned for the delivery to P&G of the final trial data related to one of our Phase 2 clinical trials for our ATI-7505 product candidate was recognized as revenue in our statement of operations for the year ended December 31, 2006.

  •
  Royalty revenue from sales of our licensed products will be recognized when received.

    Expenses Accrued Under Contractual Arrangements with Third Parties

        A substantial portion of our ongoing research and development activities are performed under contractual arrangements we enter into with external service providers, including contract research organizations and contract manufacturers. We accrue for costs incurred under these arrangements based on our estimates of services performed and costs incurred as of a particular balance sheet date. Our estimation of expenses incurred is based on facts and circumstances known to us and includes the consideration of factors such as the level of services performed, patient enrollment, administrative costs incurred, and other indicators of services completed. The majority of our service providers invoice us in arrears, and to the extent that amounts invoiced are less than our estimates of expenses incurred, we accrue for those additional costs. Further, based on amounts invoiced to us by our service providers, we may also record certain payments made to those providers as prepaid expenses that will be recognized as expense in future periods as services are rendered. We make these estimates as of each balance sheet date in our consolidated financial statements.

        Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in us reporting expenses that are too high or too low. Any such differences may result in adjustments in future periods.

    Stock-Based Compensation

        Prior to January 1, 2006, we accounted for stock-based employee compensation arrangements using the intrinsic value method in accordance with the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, or APB 25, Accounting for Stock Issued to Employees, and related interpretations, including the Financial Accounting Standards Board, or FASB, Interpretation No. 44, or FIN 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB 25. Under APB 25, no compensation expense is recognized when the exercise price of our employee stock options equals the fair value of the underlying stock on the date of grant.

        The following table illustrates the pro forma effect on our net loss per share as if we had applied the fair value recognition provisions of Statements of Financial Accounting Standards No. 123, or SFAS 123, using the Black-Scholes option valuation method to value stock-based employee compensation for each period presented:

		Year Ended December 31,
		2004	2005
		(in thousands, except per share data)
Net loss, as reported		$(20,827)	$(27,964)
Stock-based employee compensation expense included in reported net loss		—	52
Less:	Stock-based employee compensation determined under the fair value method	(64)	(307)

Adjusted net loss		$(20,891)	$(28,219)

Adjusted basic and diluted net loss per common share		$(24.36)	$(31.02)

        Effective January 1, 2006, we adopted SFAS No. 123(R), Share-Based Payment, or SFAS 123R, which requires compensation expense related to share-based transactions, including employee stock options, to be measured and recognized in the financial statements based on fair value. SFAS 123R revises SFAS 123, as amended, and supersedes APB 25. We adopted SFAS 123R using the modified prospective approach. Under the modified prospective approach, SFAS 123R applies to new awards and to awards modified, repurchased, or cancelled after the required effective date. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of the required effective date are recognized as the requisite service is rendered on or after the required effective date. The compensation expense for that portion of awards is based on the grant-date fair value of those awards. The compensation expense for awards with grant dates prior to January 1, 2006, are attributed to periods beginning on or after the effective date using the attribution method that was used under SFAS 123, except that the method of recognizing forfeitures only as they occur is not continued.

        Our consolidated financial statements as of December 31, 2006 and June 30, 2007 and for the year ended December 31, 2006 and six months ended June 30, 2006 and 2007 reflect the impact of SFAS 123R. In accordance with the modified prospective transition method, our financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123R.

        We estimate the fair value of our share-based awards to employees and directors using the Black-Scholes option valuation model. The Black-Scholes model requires the input of subjective assumptions, including the expected stock price volatility and the calculation of expected term, amongst other inputs. As a private entity, company specific historical volatility data are not available as input assumptions. We, therefore, follow guidance discussed in SAB No. 107 basing our estimate of expected volatility on the expected volatility of a group of similar entities whose share prices are publicly available. We will continue to consistently apply this process using the same similar entities until a sufficient amount of historical information regarding the volatility of our own share price becomes available. As we have a history of exercise experience for use in the calculation of expected term, we believe our historical experience, adjusting for the exercise patterns of a group of similar entities in our industry, is the best estimate of our future exercise patterns. The expected term represents the period of time that options granted are expected to be outstanding. The risk-free interest rate for periods pertaining to the expected life of each option is based on the U.S. Treasury strip yield of a similar duration in effect at the time of grant. We have never paid, and do not expect to pay, dividends in the foreseeable future. The fair value of stock options was estimated at the grant date using the following assumptions:

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)
Expected volatility	73%	73%	73%	73%	73%
Expected term (in years)	4.4	4.7	4.1	4.2	4.0
Weighted-average risk-free interest rate	3.5%	4.3%	4.8%	4.8%	4.6%
Expected dividends	—%	—%	—%	—%	—%
Weighted-average grant date fair value per share	$0.84	$1.62	$1.80	$1.62	$1.92

        SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from estimates. Forfeitures are estimated based on our historical experience; separate groups of employees that have similar historical forfeiture behavior are considered separately for expense recognition. Prior to the adoption of SFAS 123R, we accounted for forfeitures as they occurred.

        In the absence of a public trading market for our common stock, the fair value of our common stock during the years ended December 31, 2004, 2005 and 2006, and for the six months ended June 30, 2007 was determined by our board of directors in good faith based upon consideration of a number of objective and subjective factors, including the factors described below:

  •
  our stock option grants involved illiquid securities in a private company;

  •
  the shares of our common stock acquired upon exercise of stock options are subject to vesting;

  •
  prices of our Series A, Series B, Series C, Series D and Series E convertible preferred stock issued primarily to outside investors in arms-length transactions, and the rights, preferences and privileges of our preferred stock relative to those of our common stock;

  •
  our results of operations, financial status and the status of our research and product development efforts;

  •
  our stage of development and business strategy;

  •
  the composition of and changes to our management team; and

  •
  the likelihood of achieving a liquidity event for the shares of our common stock underlying stock options, such as an initial public offering of our common stock or our sale to a third-party, given prevailing market conditions.

        In February 2006, in response to Section 409A of the Internal Revenue Code of 1986, as amended, or Section 409A, and the related regulations proposed by the U.S. Internal Revenue Service, we performed an in-depth contemporaneous valuation analysis as of February 2006 to determine the fair market value of our common stock and retrospective analyses as of April 2005 and August 2005. Those dates were specifically chosen as certain corporate events occurred approximate to those dates that, in retrospect, our management determined would possibly have had bearing upon the relative fair value of our common stock, for accounting purposes, at the time the events occurred. Namely, approximate to April 2005, our ATI-2042 and ATI-7505 programs began Phase 2 clinical trial activities; approximate to August 2005, our ATI-5923 program began Phase 1 clinical trial activities; and approximate to February 2006, we had completed our Series E convertible preferred stock financing and had received the completed trial results related to one of the Phase 2 clinical trials for our ATI-7505 product candidate. In conducting this valuation, we relied upon a selected private financing methodology to ascertain the fair value of our common stock. The selected private financing methodology included consideration of a range of 37 to 47 specifically identified private financing events for companies with a similar number of products, with products that address similar markets and with products at similar stages of development as our own. This approach is consistent with the methods outlined in the AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Based on this assessment, we determined the fair value of our common stock to be $3.00 per share as of February 2006. Furthermore, we retrospectively concluded that the fair value of our common stock, for accounting purposes, had increased to $2.88 per share as of April 2005, and remained at $2.88 per share as of August 2005. The primary reason for the relatively consistent common stock fair value during the period April 2005 to February 2006 is that although we successfully furthered the development of our product candidate portfolio and completed our Series E convertible preferred stock financing, we witnessed no significant clinical developments during this period.

        During 2005, we recorded a deferred stock-based compensation balance of $0.3 million in accordance with APB 25 due to the granting of stock options during the year with exercise prices that were below the reassessed fair values of our common stock that had been reassessed for accounting purposes. Additionally, we recorded $52,000 of stock based compensation expense during 2005 related to the amortization of the previously recorded deferred stock based compensation. In accordance with the requirements of SFAS 123R and upon adoption in January 2006, the remainder of the $0.3 million balance of deferred stock based compensation was reversed.

        In July 2006, we performed a valuation analysis which resulted in an estimated fair market value per share at that date of $3.30, reflecting an increase in fair value due primarily to our signing of the collaboration agreement with P&G. In October 2006, our board of directors reaffirmed the fair value of our common stock at $3.30 per share. We performed a subsequent valuation analysis to determine the fair market value of our common stock as of July 2007, which resulted in an estimated fair market value per share at that date of $6.00 principally due to our decision to commence the offering to which this prospectus relates. All equity awards to our employees, including executive officers, and to our directors were granted at no less than the fair market value of our common stock as determined in good faith by our board of directors on the date of grant.

        SFAS 123R provides for a choice between two attribution methods for allocating stock-based compensation costs: the "straight-line method" which allocates expense on a straight-line basis over the requisite service period of the last separately vesting portion of an award, or the "graded vesting attribution method" which allocates expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. We have selected the latter method and amortize the fair value of each award on a straight-line basis over the requisite service period for each separately vesting portion of each award.

        We continue to account for stock options issued to non-employees in accordance with the recognition provisions of SFAS 123, and Emerging Issues Task Force (EITF) Issue 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, using a fair value approach. The compensation costs of these arrangements are subject to re-measurement over the vesting terms as earned. The fair value of non-employee options in 2004, 2005 and 2006 was estimated using the Black-Scholes method with the following weighted-average assumptions: a dividend yield of zero, volatility of 73%, maximum contractual life of ten years, and a risk-free interest rate of 3.5%, 4.3% and 4.8%, respectively. Compensation expense related to non-employee option grants of $42,000, $364,000, and $20,000 was recorded for 2004, 2005 and 2006, respectively, and $10,000 and $3,000 for the six months ended June 30, 2006 and 2007, respectively. As of June 30, 2007, options to purchase 5,955 shares of our common stock were subject to re-measurement accounting under EITF Issue 96-18 and, as a result, during the six months ended June 30, 2007, $2,000 was recognized as compensation expense.

        Total compensation expense that has been charged against income, which includes stock-based compensation expense under SFAS 123R, the amortization of deferred stock-based compensation in 2005, and the value of options issued to non-employees for services rendered, are allocated as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands)
Research and development: officer compensation	$—	$26	$54	$29	$78
Research and development: employee & consultant compensation	17	41	102	49	127
Selling, general and administrative: director and officer compensation	17	342	431	207	245
Selling, general and administrative: employee and consultant compensation	8	7	41	13	29

Total compensation expense	$42	$416	$628	$298	$479

        A summary of total outstanding and vested options as of June 30, 2007 is as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Price	Number Outstanding	Weighted- Average Remaining Contractual Life (in years)	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
$0.90	316,228	5.96	$0.90	297,678	$0.90
$1.80	966,541	7.46	1.80	531,784	1.80
$3.00	27,089	8.80	3.00	11,160	3.00
$3.30	483,150	9.58	3.30	23,986	3.30

$0.90–$3.30	1,793,058	7.79	2.06	864,608	1.55

        The total compensation expense related to unvested stock option grants not yet recognized as of June 30, 2007 was $1.4 million, and the weighted-average period over which these grants are expected to vest is 2.01 years.

Results of Operations

    Comparison of Six Months Ended June 30, 2006 and 2007 (unaudited)

    Revenue

	Six Months Ended June 30,
	2006	2007
	(in thousands)
Collaboration services	$—	$186
Technology license fees	—	1,948
Contractual milestone payments	—	—

Total revenue	$—	$2,134

        We generated no revenue during the six months ended June 30, 2006. For the six months ended June 30, 2007, we generated $186,000 of service revenue consisting of reimbursements for certain pharmaceutical development and patent costs incurred and $1.9 million of deferred license fee revenue recognized. All revenue in the periods presented is related to our collaboration agreement with P&G Pharmaceuticals.

    Cost of Collaboration Services

	Six Months Ended June 30,
	2006	2007
	(in thousands)
Cost of collaboration service revenue	$—	$186

        We did not have collaboration service revenue nor any associated costs in the six months ended June 30, 2006. For the six months ended June 30, 2007, $186,000 of costs associated with collaboration service revenue consist primarily of certain pharmaceutical development and patent filing and maintenance expenses.

    Research and Development Expense

	Six Months Ended June 30,		Change
	2006	2007	$	%
	(dollars in thousands)
Clinical development	$7,505	$3,733	$(3,772)	(50)%
Research and nonclinical development	4,309	4,099	(210)	(5)
Pharmaceutical development	1,874	1,530	(344)	(18)
Research and development administrative and other expenses	1,161	1,654	493	42

Total research and development expense	$14,849	$11,016	$(3,833)	(26)%

        The decrease in research and development expense for the six months ended June 30, 2007 as compared to the same period in 2006 was principally due to:

  •
  a decrease of $3.8 million in clinical trial activities primarily related to our transition of the ATI-7505 development program to P&G and lower clinical development expenses incurred for our ATI-5923 program, partially offset by higher clinical development costs primarily related to expense incurred for one of the Phase 2 clinical trials for our ATI-2042 product candidate;

  •
  lower research and nonclinical development costs of $0.2 million are primarily due to lower expenses for nonclinical toxicology studies;

  •
  a decrease of $0.3 million in pharmaceutical development costs primarily related to the transition of our ATI-7505 development program to P&G and lower expenditures for our ATI-5923 program, partially offset by higher expenditures for our ATI-2042 and ATI-9242 programs; and

  •
  a partial offset of higher research and development administrative costs of $0.5 million primarily due to additions to staff and higher personnel related expenses.

    Selling, General and Administrative Expense

	Six Months Ended June 30,		Change
	2006	2007	$	%
	(dollars in thousands)
Selling, general and administrative	$3,512	$3,624	$112	3%

        The increase in selling, general and administrative expense for the six months ended June 30, 2007 as compared to the same period in 2006 was primarily due to increased personnel related expenses including an increase to stock compensation costs.

    Interest and Other Income

	Six Months Ended June 30,		Change
	2006	2007	$	%
	(dollars in thousands)
Interest and other income	$986	$1,179	$193	20%

        The increase in interest and other income for the six months ended June 30, 2007 as compared to the same period in 2006 was primarily due to higher average cash, cash equivalent and short-term investments on-hand primarily due to the receipt of a $25.0 million upfront payment as part of our P&G collaboration agreement, and a generally higher short-term interest rate environment.

    Interest Expense

	Six Months Ended June 30,		Change
	2006	2007	$	%
	(dollars in thousands)
Interest expense	$636	$643	$7	1%

        Interest expense consists primarily of interest costs related to our outstanding debt. The increase in interest expense for the six months ended June 30, 2007 as compared to the same period in 2006 was primarily due to a higher effective interest rate on our loan with Lighthouse Capital Partners V, L.P., or Lighthouse, and additional equipment financing obtained during 2006, partially offset by a lower average total debt balance outstanding.

    Comparison of Years Ended December 31, 2004, 2005 and 2006

    Revenue

	Year Ended December 31,
	2004	2005	2006
	(in thousands)
Collaboration services	$—	$—	$2,116
Technology license fees	—	—	1,623
Contractual milestone payments	—	—	1,000

Total revenue	$—	$—	$4,739

        We generated no revenue in the years ended December 31, 2004 and 2005. For the year ended December 31, 2006, we generated $4.7 million in revenue related to our collaboration agreement with P&G. Our revenue consisted of $2.1 million in service revenue related to reimbursements for certain development expenses incurred, $1.6 million in deferred license fee revenue recognized and $1.0 million in milestone revenue earned upon the delivery of data related to one of the Phase 2 clinical trials for our ATI-7505 product candidate.

    Cost of Collaboration Services

	Year Ended December 31,
	2004	2005	2006
	(in thousands)
Cost of collaboration services	$—	$—	$2,116

        We did not generate collaboration service revenue nor any associated costs in the years ended December 31, 2004 and 2005. For the year ended December 31, 2006, the $2.1 million of costs associated with our collaboration service revenue consist of $1.8 million related to pharmaceutical development, $0.2 million related to toxicology studies and $0.1 million of legal expense incurred for patent filings and maintenance. All of these costs are associated with our collaboration agreement with P&G.

    Research and Development Expense

	Year Ended December 31,			2004 to 2005 Change		2005 to 2006 Change
	2004	2005	2006	$	%	$	%
	(dollars in thousands)
Clinical development	$4,655	$8,504	$11,464	$3,849	83%	$2,960	35%
Research and nonclinical development	5,424	8,388	8,129	2,964	55	(259)	(3)
Pharmaceutical development	3,684	2,994	2,056	(690)	(19)	(938)	(31)
Research and development administrative and other expense	2,962	2,612	2,324	(350)	(12)	(288)	(11)

Total research and development expense	$16,725	$22,498	$23,973	$5,773	35%	$1,475	7%

        The increase in research and development expense for 2006 as compared to 2005 was principally due to an increase of $3.0 million in clinical trial activities related to our ATI-7505, ATI-5923 and ATI-2042 development programs, partially offset by lower nonclinical development costs of $0.3 million, a decrease in our pharmaceutical development costs of $0.9 million primarily due to the classification of certain costs related to our ATI-7505 program as cost of collaboration services revenue partially offset by higher expenses related to our ATI-2042 program, and lower research and development administrative costs of $0.3 million.

        The increase in research and development expense for 2005 as compared to 2004 was principally due to:

  •
  an increase in clinical trial activities of $3.8 million for our ATI-7505, ATI-5923 and ATI-2042 development programs;

  •
  an increase of $3.0 million in research and nonclinical development expenses primarily due to significant additions to our research and development personnel staff levels and higher expenses related to our ATI-5923 program, partially offset by lower nonclinical research and development costs related to our ATI-7505 and ATI-2042 programs; and

  •
  a partial offset of $0.7 million due to lower pharmaceutical development costs and $0.4 million due to lower research and development administrative and other expenses.

    Selling, General and Administrative Expense

	Year Ended December 31,			2004 to 2005 Change		2005 to 2006 Change
	2004	2005	2006	$	%	$	%
	(dollars in thousands)
Selling, general and administrative	$4,608	$5,671	$6,938	$1,063	23%	$1,267	22%

        The increase in selling, general and administrative expense of $1.3 million in 2006 as compared to 2005 was primarily due to additions to our administrative personnel staff levels, $0.1 million of additional stock-based compensation expense resulting from the adoption of FAS 123R in 2006, increased patent filing costs and fees related to the protection of our intellectual property rights, and higher general administration costs.

        The increase in selling, general and administrative expense of $1.1 million in 2005 as compared to 2004 was primarily due to additions to our administrative personnel staff levels, increased patent filing costs related to the protection of our intellectual property rights and $0.2 million of expense associated with the relocation and consolidation of our principal offices from three facilities into one location in Fremont, California in 2005.

    Interest and Other Income

	Year Ended December 31,			2004 to 2005 Change		2005 to 2006 Change
	2004	2005	2006	$	%	$	%
	(dollars in thousands)
Interest and other income	$542	$876	$2,294	$334	62%	$1,418	162%

        Interest income for 2004, 2005 and 2006 was generated primarily from interest earned on our cash, cash equivalents and marketable securities. The increase in interest income in 2006 as compared to 2005, and in 2005 as compared to 2004, was due to higher average cash, cash equivalent and marketable securities on-hand and a generally increasing short-term interest rate environment.

    Interest Expense

	Year Ended December 31,			2004 to 2005 Change		2005 to 2006 Change
	2004	2005	2006	$	%	$	%
	(dollars in thousands)
Interest expense	$36	$671	$1,324	$635	1,764%	$653	97%

        The increase in interest expense in 2006 as compared to 2005, and in 2005 as compared to 2004, was due to financing costs related to our debt financing with Lighthouse and equipment financing provided by General Electric Commercial Finance, or GE.

    Impairment of Long-Lived Assets

        We conducted a physical inventory of our fixed assets to validate the existence and functional use of our property and equipment during 2006. As a result, in December 2006 we recorded an impairment charge of $105,000 for the write-down of assets that we determined to have no remaining useful life.

    Cumulative Effect of Change in Accounting Principle

        We adopted the Financial Accounting Standards Board Staff Position No. 150-5 (FSP 150-5), Issuer's Accounting under Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable, and accounted for the cumulative effect of the change in accounting principle as of January 1, 2006, the first reporting period following June 30, 2005 as prescribed under the transition provision of FSP 150-5. As a result of the adoption, $848,000 was reclassified from additional paid-in capital to preferred stock warrant liability on the balance sheet. For the year ended December 31, 2006, the total impact of the change in accounting principle was an increase to net loss of $5,000. The increase to our net loss consists of $10,000 in expense for the cumulative effect upon adoption as of January 1, 2006 reflecting the fair value of the warrants as of that date, and $5,000 was recorded in interest and other income, net, to reflect the decrease in fair value between January 1, 2006 and December 31, 2006. As of June 30, 2007, $40,000 was recorded in interest and other income, net, to reflect the decrease in fair value between January 1, 2007 and June 30, 2007 as a result of warrant re-measurement according to FSP 150-5.

Liquidity and Capital Resources

	Year Ended December 31,
				Six Months Ended June 30, 2007
	2004	2005	2006
		(in thousands)
Cash provided by (used in):
Operating activities	$(20,151)	$(22,431)	$(4,213)	$(13,323)
Investing activities	(23,253)	9,525	(18,512)	10,685
Financing activities	54,707	11,181	28,930	(1,371)

Total cash provided (used)	$11,303	$(1,725)	$6,205	$(4,009)

        Since inception, we have incurred significant net losses and, as of June 30, 2007, we had an accumulated deficit of $107.3 million. We have not achieved profitability and we anticipate that we will continue to incur significant net losses for the next several years. We have financed our operations primarily through private placements of equity securities, receiving aggregate net proceeds from such sales totaling $110.7 million. In August 2006, we received a $25.0 million nonrefundable upfront license fee under the terms of our collaboration agreement with P&G. As of June 30, 2007, we had $35.2 million in cash, cash equivalents and marketable securities and a $22,000 receivable from P&G under the collaboration agreement. With respect to our marketable securities, we have considered whether or not any decreases in the market values of our holdings are considered to be other than temporary impairments and have concluded that they are not as we generally hold our fixed-income marketable securities to maturity. Our investment policy allows us to place our cash and investment balances into a variety of interest bearing instruments, including obligations of the United States government and its agencies, high credit quality corporate borrowers, certain types of asset-backed securities, specifically excluding mortgage-backed securities, floating rate securities, auction rate securities, obligations of states and municipalities and money market instruments. Cash in excess of immediate operational requirements is invested for capital preservation, to provide liquidity as needed and for investment income. We have established guidelines related to diversification, credit quality and maturities of our investments to preserve principal and maintain liquidity.

        Net cash used in operating activities was $20.2 million, $22.4 million and $4.2 million in 2004, 2005 and 2006, respectively. Net cash used in each of these periods was primarily a result of external research and development expenses, clinical trial costs, personnel-related costs, contract manufacturing costs, professional fees and administrative expenses, partially offset by the receipt of a $25.0 million nonrefundable upfront license fee payment and other revenue from P&G in 2006. Net cash used by operating activities was $13.3 million during the six months ended June 30, 2007 primarily due to the funding of our internal operating costs and expenses associated with the conduct of clinical trials for the ATI-5923 and ATI-2042 development programs. For the six months ended June 30, 2007, our average monthly cash used to fund our operations was approximately $2.5 million. We expect that our net cash use will increase significantly in each of the next several years in order to support our operations and complete the development and commercialization of our product candidates.

        Net cash used in investing activities was $23.3 million and $18.5 million in 2004 and 2006, respectively, and net cash provided by investing activities was $9.5 million in 2005. Net cash provided by investing activities for the six months ended June 30, 2007 was $10.7 million. Investing activities consist primarily of purchases and sales of marketable securities and capital asset purchases. Purchases of property, equipment and leasehold improvements were $0.8 million, $3.8 million, $1.0 million and $0.2 million in 2004, 2005, 2006 and the six months ended June 30, 2007, respectively. We expect that we will continue to make investments in property, equipment and leasehold improvements as we expand our operations in the future.

        Net cash provided by financing activities was $54.7 million, $11.2 million and $28.9 million in 2004, 2005 and 2006, respectively. Net cash used in financing activities was $1.4 million during the six months ended June 30, 2007 and was primarily related to principal payments made to lenders for long-term debt financing. Proceeds from financing activities consist primarily of the net proceeds from the sale of our preferred stock and long-term debt financing arrangements. In 2004 and 2006, we received net proceeds from the issuance of preferred stock of $54.7 million and $30.2 million, respectively. In 2005, we received proceeds from long-term debt financing arrangements, net of payments, of $11.2 million, which was comprised of a $10 million loan facility from Lighthouse and a secured equipment financing arrangement with GE of up to $2.5 million.

        On March 28, 2005, we entered into a loan agreement with Lighthouse that was amended on October 19, 2007. The original agreement provided for up to $10.0 million in debt financing. The amended agreement provides for up to $9.0 million of additional financing. The original loan agreement provided for a 42 month repayment term which began on April 1, 2006. To date, the total principal amount borrowed under the agreement is $10.0 million. As of June 30, 2007, the total unpaid principal balance outstanding was $6.8 million. The current outstanding promissory note provides for monthly cash payments of principal and interest at a stated interest rate of 9.75% per annum through September 2009 and a balloon interest payment of $1.2 million in September 2009. The agreement also provides for prepayment of principal with respect to the promissory note currently outstanding whereupon the $1.2 million terminal interest payment is accelerated and due at the time of prepayment of the loan balance. We are under no obligation to utilize any of the $9.0 million of additional funding provided to us under the amended agreement. The amended agreement provides that amounts borrowed, if any, under a new promissory note will be subject to an interest-only period expiring in September 2008 followed by 36 equal monthly payments of principal and interest at a fixed rate of the prime rate plus 2.0%, to be fixed as of September 2008. In addition, we will be obligated to make a final interest payment of 7.5% of the amount borrowed at loan maturity. The agreement contains no financial covenants. Default terms under the agreement are standard terms including borrower default upon nonpayment of amounts due, noncompliance with loan covenants, misrepresentations under the agreement, bankruptcy and other standard provisions. Under the terms of the original and amended agreement, Lighthouse has a first priority security interest in all of our tangible and intangible assets except for the following: (i) assets specifically identified and used as security for GE equipment loans, (ii) any first priority interest Comerica Bank may have in our operating bank accounts at Comerica Bank, (iii) any certificates of deposit that are used as security for letters of credit issued to third parties, (iv) any interest or claims our landlord may have in certain leasehold improvements and (v) our intellectual property assets. The agreement precludes us from incurring additional material debt amounts with the exception of up to an aggregate of $3.0 million in equipment financing and up to $500,000 in other indebtedness.

        Our debt financing with GE provides for a 42 month repayment term from each date of funding, a stated interest rate that is based on an average of the Federal Reserve's three-year and five-year Treasury Constant Maturities rate plus a spread of 766 basis points and standard default provisions. We currently have three promissory notes outstanding under the agreement with stated interest rates ranging from 11.73% to 12.89%. Under the agreement, events of default include non-payment of amounts owed, a non-permitted sale or transfer of collateral, misrepresentations under the agreement, bankruptcy and other standard provisions. Funds borrowed under the agreement are secured by specific equipment assets and GE has a first priority security interest in those assets. The agreement contains no financial covenants and no warrants to purchase shares of our capital stock were issued to GE in connection with the debt financing. The arrangement provides for monthly payments of principal and interest through July 2010.

        Based on our current operating plan, we believe that our existing capital resources, together with anticipated revenue from our collaboration agreement with P&G, will be sufficient to meet our financial obligations for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed in "Risk Factors." Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, and the extent to which we are able to enter into collaborations with third parties to develop and commercialize our product candidates, we are unable to estimate the amounts of increased capital outlays and operating expenditures associated with our current and anticipated cost of operations. Our future funding requirements will depend upon many factors, including:

  •
  the scope, rate of progress, results and cost of our preclinical testing, clinical trials and other research and development activities;

  •
  the terms and timing of any collaborative, licensing and other arrangements that we may establish;

  •
  the cost, timing and outcomes of regulatory approvals;

  •
  the number and characteristics of product candidates that we pursue;

  •
  the cost and timing of establishing sales, marketing and distribution capabilities;

  •
  the cost of establishing clinical and commercial supplies of our product candidates and any products that we may develop;

  •
  the timing, receipt and amount of sales or royalties generated, if any, from our product candidates; and

  •
  the cost of preparing, filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.

        We will need to raise additional funds to support our operations, and such funding may not be available to us on acceptable terms, or at all. If we are unable to raise additional funds when needed, we may not be able to continue development of our product candidates or we could be required to delay, scale back or eliminate some or all of our research and development programs. We may seek to raise any necessary additional funds through public or private equity, debt financings, collaborative arrangements with corporate partners or other sources. If we raise additional funds through the issuance of debt securities, these securities could have rights that are senior to the holders of our common stock and could contain covenants that restrict our operations. If we raise additional funds by issuing equity securities, dilution to our existing stockholders may result. In addition, if we raise additional funds through the sale of equity securities, new investors could have rights superior to our existing stockholders. To the extent that we raise additional capital through licensing arrangements or arrangements with collaborative partners, we may be required to relinquish, on terms that are not favorable to us, rights to some of our technologies or product candidates that we would otherwise seek to develop or commercialize ourselves. The terms of future financings may restrict our ability to raise additional capital, which could delay or prevent the further development of our product candidates or commercialization of our products. Our failure to raise capital when needed may harm our business and operating results.

Contractual Obligations

        Our contractual obligations at June 30, 2007 were as follows:

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1–3 Years	3–5 Years	After 5 Years
	(in thousands)
Short and long-term debt (including interest)	$10,109	$4,010	$6,099	$—	$—
Operating lease obligations	5,402	918	1,870	1,945	669
Other obligations	233	232	1	—	—

Total contractual obligations	$15,744	$5,160	$7,970	$1,945	$669

        The table above reflects only payment obligations that are fixed and determinable. Our contractual obligations as of June 30, 2007 included short and long-term debt obligations to Lighthouse and GE, operating lease obligations for our facility in Fremont, California, obligations for certain leased equipment, and other obligations including minimum contractual obligations for research and development agreements containing specific cancellation terms.

Recent Accounting Pronouncements

        In July 2006, FASB issued Interpretation No. 48, or FIN 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 10, 9, which clarifies the accounting for uncertainty in tax positions. FIN 48 provides measurement and recognition guidance related to accounting for uncertainty in income taxes by prescribing a recognition threshold for tax positions. FIN 48 also requires extensive disclosures about uncertainties in the income tax positions taken. We adopted FIN 48 on January 1, 2007, and concluded that no cumulative adjustment to our accumulated deficit was required upon the adoption of FIN 48. The impact on the adoption of this standard is described in Note 12.

        In September 2006, FASB issued Statements of Financial Accounting Standards No. 157, or SFAS 157, Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of the provisions of SFAS 157 on our consolidated financial position, results of operations and cash flows.

        In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, or SAB 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in

Current Year Financial Statements. SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects on each of balance sheets and statement of operations and the related financial statement disclosures. We adopted SAB 108 in the first quarter of 2007 and have determined that the adoption of SAB 108 had no material effect on our consolidated results of operations and financial position.

        In February 2007, FASB issued Statements of Financial Accounting Standards No. 159, or SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115. SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Most of the provisions in SFAS 159 are elective; however, the amendment to FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. SFAS 159 is effective as of the beginning of an entity's fiscal year beginning after November 15, 2007. We are currently evaluating the impact of the provisions of SFAS 159 on our consolidated financial position, results of operations and cash flows.

Off-Balance Sheet Arrangements

        Since inception, except for standard operating leases, we have not engaged in any off-balance sheet arrangements, including the use of structured finance, special purpose entities or variable interest entities.

Quantitative and Qualitative Disclosures About Market Risk

    Interest Rate Risk

        Our exposure to interest rate risk is related to our cash, cash equivalents and marketable securities portfolio. As of June 30, 2007, we had cash, cash equivalents and marketable securities of $35.2 million individually having maturities or interest rate reset periods of less than one year. Some of our investments may be subject to interest rate risk and could decline in value if market interest rates increase. Since our inception, unrealized and realized losses in our marketable securities portfolio arising from interest rate fluctuations have not been material. We actively monitor changes in the interest rate environment to assess its potential impact on our investment portfolio. A portion of our marketable securities are invested in auction rate securities having long-term contractual maturities with short-term interest rate reset periods giving them characteristics of short-term maturity instruments. We are at risk of illiquidity in those instruments if in the event that an interest rate reset period should experience a short-fall in demand for those instruments.

        The primary objective of our marketable securities investment activity is to preserve our capital to fund operations. We also seek to maximize income from such investments without assuming significant risk.

    Foreign Currency Risk

        In conducting our business, we occasionally enter into contractual arrangements with third-party research and development service providers having operations in locations outside of the United States. To the extent that payments for those services are contractually required to be made in currencies other than the U.S. dollar, we may be subject to exposure to fluctuations in foreign exchange rates. To date, the effect of our exposure to these fluctuations in foreign exchange rates has not been material, and we do not expect it to become material in the foreseeable future. We do not hedge our foreign currency exposures and have not used derivative financial instruments for speculation or trading purposes.

BUSINESS

Overview

        ARYx is a biopharmaceutical company focused on developing a portfolio of internally discovered product candidates designed to eliminate known safety issues associated with well-established, commercially successful drugs. We use our RetroMetabolic Drug Design technology to design structurally unique molecules that retain the efficacy of these original drugs but are metabolized through a potentially safer pathway to avoid specific adverse side effects associated with these compounds. Our most advanced product candidate, ATI-7505, is based on cisapride and has successfully completed Phase 2 clinical trials for the treatment of gastroesophageal reflux disease and symptoms associated with functional dyspepsia, a condition resulting in pain or a sense of fullness due to impaired digestion. Our second product candidate, ATI-5923, is based on warfarin and recently completed a Phase 2 proof-of-concept clinical trial for use as an anticoagulant to treat patients at risk for formation of dangerous blood clots. Our third product candidate, ATI-2042, is based on amiodarone and is in Phase 2 clinical trials for the treatment of atrial fibrillation, a form of irregular heartbeat. We have multiple product candidates in preclinical development. Each of our product candidates is an orally available, patentable new chemical entity designed to address similar indications as those of the original drug upon which it is based. Our product candidates target what we believe to be multi-billion dollar markets. We have entered into a worldwide collaboration with Procter & Gamble Pharmaceuticals, Inc., or P&G, for the development and commercialization of ATI-7505 and we hold all worldwide commercial rights to our other product candidates.

        Despite their commercial success, many drugs still have significant safety issues, often related to their metabolism. Approximately 90% of approved drugs are metabolized by the cytochrome P450, or CYP450, enzyme system in the liver, a pathway used for the clearance of drugs from the body. When multiple drugs are administered together, they may compete for metabolism by the CYP450 pathway, which has limited capacity. This can lead to reduced drug clearance, resulting in dangerous residual levels of the drugs and adverse drug-drug interactions. Our RetroMetabolic Drug Design technology utilizes a series of steps designed to eliminate specific unwanted effects of the original drug. Key to this approach is the creation of a pharmacologically inactive, nontoxic, easily excreted end product which we call the "ideal metabolite." The ideal metabolite is a nontoxic, water soluble, pharmacologically inactive compound that is not metabolized by the CYP450 pathway. Our product candidates are not primarily eliminated by the CYP450 pathway but instead by a large capacity and generally non-saturable esterase pathway that exists in most tissues. The esterase pathway is an enzyme system that is a less used pathway for the clearance of drugs from the body. Through this esterase pathway, our product candidates are metabolized into the previously designed "ideal metabolite." In addition, we have eliminated specific off-target pharmacology from some of our product candidates. Off-target pharmacology occurs when a drug interacts directly with a system other than for which it is intended. The off-target pharmacology that we address is the unintended and undesirable action of the drug at receptors other than those targeted, which may cause serious or sometimes fatal side effects.

        We are engineering potentially safer oral product candidates that retain the efficacy of commercially successful drugs for well-established chronic markets. Our most advanced product candidates include the following:

  •
  ATI-7505 for Gastrointestinal Disorders.    Our most advanced product is ATI-7505, an oral prokinetic drug or an agent that speeds up the motion of contents through the gut, that has successfully completed Phase 2 clinical trials for the treatment of multiple gastrointestinal disorders including gastroesophageal reflux disease, or GERD, and functional dyspepsia. ATI-7505 was designed to have the same therapeutic benefits as cisapride, a drug marketed by Johnson & Johnson as Propulsid in the United States. Launched in 1993, cisapride reached sales of over $1.0 billion, according to a 2005 article in the New York Times, before it was withdrawn from the market in 2000 due to serious cardiovascular side effects. These side effects occurred as blood levels of the drug rose significantly when CYP450 clearance was blocked because of the presence of other drugs cleared by the same metabolic pathway. We designed ATI-7505 to be metabolized through the esterase pathway, eliminating metabolism through CYP450 as well as off-target cardiovascular effects. The gastrointestinal disorders for which ATI-7505 can be developed include chronic constipation, functional dyspepsia, GERD, gastroparesis and irritable bowel syndrome, or IBS, with constipation. While some patients may suffer from more than one of these disorders, it is estimated that there are more than 100 million cases of gastrointestinal disorders in the United States based on various sources, primarily the American Journal of Gastroenterology and the Alimentary Pharmacology and Therapeutics journal. We have treated more than 500 patients with ATI-7505 as part of our clinical trial program, including three Phase 2 trials. In these trials, dosing with ATI-7505 showed a reduction in acid reflux, and in some measurements of nighttime heartburn, nighttime acid regurgitation, and multiple functional dyspepsia symptoms, as well as a dose-related increase in GERD erosion healing rates in patients with less severe erosions. In addition, we have shown statistically significant improvement in some measures of both upper and lower gastrointestinal motility in healthy volunteers. Based upon the data generated in these clinical trials, we entered into a collaboration agreement with P&G under which they will develop and commercialize ATI-7505. P&G has initiated a Phase 2 clinical trial with ATI-7505 in chronic constipation and plans to initiate an additional Phase 2 clinical trial in functional dyspepsia.

  •
  ATI-5923 for Anticoagulation.    ATI-5923 is an oral anticoagulant in Phase 2 clinical trials for the treatment of patients who are at risk for the formation of dangerous blood clots, such as those with atrial fibrillation or those at risk of venous thromboembolism. ATI-5923 was designed to have the same therapeutic benefits as the drug warfarin, which for over 50 years has been the treatment of choice as an oral anticoagulant. Despite its widespread use, warfarin has several significant limitations. It is metabolized by CYP450 and has many drug-drug interactions that often lead to serious side effects. We designed ATI-5923 to be metabolized through the esterase pathway, eliminating metabolism through CYP450 and avoiding drug-drug interactions. Warfarin also has a very steep dose response curve which means that a small change in dose may lead to a substantial change in the anticoagulation status of the patient. This can put patients at risk for either life-threatening clotting or bleeding. In preclinical testing, it appears that ATI-5923 may have a flatter dose response curve than warfarin, although confirmation of this observation will require substantial additional clinical data. According to a 2006 report by Datamonitor, atrial fibrillation is the most common form of cardiac arrhythmia, or abnormal heart rhythm, with approximately 2.4 million people in the United States currently diagnosed with this condition. According to the 2005 Decision Resource Cardium Thromboembolism (Treatment) Forecast Tool report, there were approximately 510,000 patients being treated for venous thromboembolism in the U.S in 2005. We recently completed a Phase 2 clinical trial with ATI-5923 involving 66 patients. In this study, ATI-5923 achieved a significant improvement in the maintenance of these patients at the targeted level of anticoagulation and also demonstrated a significant reduction in the occurrence of dangerously low levels of anticoagulation compared to these patients' historical levels of anticoagulation when on warfarin. In preliminary discussions, the U.S. Food and Drug Administration, or FDA, indicated that the standardized measurement of anticoagulation status known as the International Normalized Ratio, or INR, will likely be an acceptable surrogate and primary endpoint for ATI-5923's clinical development. Using INR as a surrogate and primary endpoint should reduce both the size of and time to complete our planned clinical trials for ATI-5923 compared to clinical trials based on survival rates or other outcomes.

  •
  ATI-2042 for Atrial Fibrillation.    ATI-2042 is an oral anti-arrhythmic agent in Phase 2 clinical development for the treatment of patients with atrial fibrillation. ATI-2042 was designed to have the efficacy of amiodarone, a drug that has been used for many years, despite its adverse side effects, because physicians consider it to be the most effective drug for treating patients with atrial fibrillation. Amiodarone accumulates in many different organs and can only be metabolized by

    CYP450, potentially leading to serious side effects that are not immediately reversible upon withdrawal of the drug. Since ATI-2042 is predominantly metabolized through the esterase pathway, accumulation in the organs and drug-drug interactions are expected to be reduced. We have completed a Phase 2 clinical trial with ATI-2042 involving six atrial fibrillation patients with implanted recordable pacemakers who failed previous drug therapy. ATI-2042 quickly reduced the amount of time these patients were in atrial fibrillation by up to 87%. We are conducting an additional Phase 2 clinical trial to further characterize the dose-response effect of ATI-2042 in patients with atrial fibrillation.

Problems with Toxicity in Existing Drugs

        Drugs are eliminated from the body by excretion generally through the urine or the bile. Some drugs may be excreted unchanged while others first undergo metabolism. How drugs are metabolized may have a direct impact on safety. Through a process of biotransformation, drugs are metabolized into other compounds, called metabolites, that are generally water soluble, allowing them to be easily excreted by the kidney or liver.

        CYP450 is a family of naturally occurring enzymes, present primarily in the liver but also found in other organs, that are estimated to be responsible for the metabolism of approximately 90% of the drugs available today. The CYP450 system has evolved to break down the small amount of pharmacologically active or potentially toxic materials found in plants. This system has a low capacity and can process only small quantities of pharmacologically active substance at a time. In addition, certain drugs can inhibit the functioning of these enzymes while other pharmaceuticals induce the activity of the enzymes. When a person takes more than one drug at the same time, a potentially harmful competition results for the limited quantity of CYP450 enzymes. As a result, drug-drug interaction occurs because drugs are not able to be metabolized and instead remain in the body at elevated levels, potentially resulting in either on-target or off-target side effects. These unwanted side-effects are referred to as adverse drug reactions. For this reason, as reported by the FDA, the frequency of adverse drug reactions rises exponentially in patients taking multiple pharmaceuticals. For example, 80% of patients on the oral anticoagulant warfarin take at least one additional drug that interferes with its clearance. This is why warfarin use is the third most common cause of adverse drug reactions.

        The increase in adverse drug reactions attributable to a patient taking several medications at the same time results from an increase in the circulating level of the drug in the body and the increased potential for a toxic effect either as a result of "over dosing" or an "off-target" effect. Altered drug level directly impacts the safety and efficacy of that drug. In order to be effective, a drug must circulate in the body in sufficient therapeutic levels to allow it to reach and impact its primary site of action. However, if the blood levels remain higher than required for the desired on-target pharmacological effect to occur, then a toxic side effect can result either due to the drug over-loading the primary site of action (exaggeration of "on-target" pharmacology) or due to the drug affecting another site of action, causing an off-target effect with potentially undesirable outcomes.

        According to the FDA, it is estimated that over two million serious adverse drug reactions occur annually in the United States, resulting in more than 100,000 deaths. The FDA also reports that adverse drug reactions are the fourth leading cause of death in the United States, ahead of pulmonary disease, diabetes, AIDS, pneumonia, accidents and automobile deaths. Complications caused by adverse drug reactions are estimated to increase health care costs in the United States by approximately $136.0 billion per year.

Our Strategy

        Our goal is to develop and commercialize a portfolio of internally discovered drugs designed to have the same therapeutic benefits of well-established, commercially successful oral drugs in large chronic markets without the associated safety issues that have either limited or prohibited the full commercial potential of these existing drugs. We believe that there are many drugs on the market today with known safety issues that may be amenable to our RetroMetabolic Drug Design technology. The steps we take to implement our strategy are:

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  Select attractive potential product candidates.    We select our potential product candidates using a well-established internal screening process that includes an evaluation of the scientific feasibility of applying our RetroMetabolic Drug Design technology to an existing drug that has safety problems, the potential for a commercial opportunity of at least $1.0 billion, the potential for a drug development pathway that can demonstrate we have retained efficacy and eliminated key safety problems in a reasonable period of time and for a reasonable cost, and the likelihood of obtaining patents on our newly created product candidate. We review each of these criteria with increasing scrutiny during each successive transition of the product candidate into the research, preclinical and clinical stages.

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  Generate proof-of-concept data for our product candidates.    We intend to generate proof-of-concept data for our product candidates by demonstrating that we have addressed the major safety concerns identified with the original drugs while retaining their efficacy. We plan to retain the rights to each of our product candidates at least until we have established its proof-of-concept in clinical trials. We have established proof-of-concept with ATI-7505 and currently are conducting proof-of-concept Phase 2 clinical trials for our other two leading product candidates: ATI-5923 for the treatment of patients in need of anticoagulation therapy and ATI-2042 for the treatment of patients with atrial fibrillation.

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  Partner with leading pharmaceutical companies to develop and commercialize our products.    Once we have established proof-of-concept, we will consider licensing our product candidates to pharmaceutical companies. Because we are focused on developing oral products for large chronic markets, at some point each of our product candidates currently in development will require involvement from a pharmaceutical company with worldwide development and commercial capabilities in order to fully realize their full potential. The goal of any future collaborations we establish is to provide for the sharing of development costs, provide us with additional development and commercial expertise and increase the likelihood our product candidates achieve clinical and commercial success.

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  Implement our collaboration with P&G to develop and commercialize ATI-7505.    We have partnered ATI-7505 with P&G, a leader in the gastrointestinal therapeutic market. Although P&G is responsible for all of the development costs associated with ATI-7505, we intend to continue to expend significant internal resources managing our alliance with P&G in order to achieve the goals we have for ATI-7505. We retain certain rights related to the commercial potential of ATI-7505 through our co-promotion option with P&G.

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  Forward integrate commercially by building a sales and marketing infrastructure.    Under our agreement with P&G, we obtained the right to co-promote ATI-7505 to endocrinologists and gastroenterologists. Obtaining this right is an important first step in our plan to forward integrate commercially. If ATI-7505 is successfully commercialized, we intend to exercise our co-promotion option with P&G and create a sales force of between 80 and 120 sales representatives in the United States. Once our sales force is established, we intend to internally develop, or possibly in-license, additional products which can be sold to these two physician specialties. We have undisclosed compounds and programs in the discovery stage which could be sold through a sales force focused on these physician specialties.

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  Leverage our technology platform to develop a pipeline of new drugs.    We believe our RetroMetabolic Drug Design technology can be applied to many other drugs. According to a 2002 article in the Journal of the American Medical Association, over 10% of all new chemical entities approved by the FDA between 1975 and 1999 have either received "Black-Box" warnings or been withdrawn from the market after commercial launch. In addition, many drugs currently on the market exhibit safety concerns due to drug-drug interactions or off-target pharmacological effects. We expect that increased public, regulatory and congressional scrutiny of drug safety and adverse event reporting of prescription pharmaceuticals will lead to public awareness of serious safety concerns in additional drugs. We continually evaluate this increasing pool of opportunities from which to select potential product candidates.

Our RetroMetabolic Drug Design

        A key element of our process is to determine whether our RetroMetabolic Drug Design technology can be successfully applied to an existing drug that has safety problems. We apply our approach to reengineer drugs that are metabolized by the CYP450 enzyme pathway. In order to apply our technology, our scientists fully analyze the existing drug's pharmacological mechanisms, attributes and potential liabilities. It is our scientists' knowledge of how to design a product candidate that retains the on-target pharmacological effects of the existing drug while primarily eliminating clearance through the CYP450 pathway and eliminating the most important off-target liabilities that allows us to make safer alternatives to existing drugs. Our drug design technology is based upon an understanding of drug metabolism and how it can be modified to potentially enhance drug safety.

        Unlike traditional drug discovery, our RetroMetabolic Drug Design is a three-step process that begins with a thorough understanding of the structure of an existing drug and leads to the creation of a new molecule through a series of unique steps.

        Design and Synthesis of Ideal Metabolites.    The first step in this process is the design and synthesis of a series of theoretical "ideal metabolites." These ideal metabolites are nontoxic, water-soluble, pharmacologically inactive compounds that are not metabolized by the CYP450 pathway. These "ideal metabolites" are novel chemical entities not created through the metabolism of the existing drug with safety problems and are covered in our patent portfolio.

        Retrometabolic Engineering.    As a second step, our scientists utilize these ideal metabolites to engineer a series of new pharmacologically active molecules that are designed to break down outside of the CYP450 enzyme system into our ideal metabolite. Successful product candidates mirror the pharmacology of the original drug. This is why we call our approach "retrometabolic." We begin with an engineered inactive metabolite and then create a limited number of product candidates rather than screening tens of thousands of active molecules as is done in traditional drug discovery.

        Evaluation of Metabolism.    As a third step, our scientists test the metabolism of the new product candidates in animal models. Successful product candidates are broken down by the esterase system into their "ideal metabolites." The esterase system, unlike CYP450, is widely available throughout the body. Once converted by the esterase system, our metabolized product candidates should be easily excreted from the body primarily through the liver and kidneys, avoiding competition from other drugs metabolized through the CYP450 pathway.

        The product candidates engineered through our RetroMetabolic Drug Design technology are fully patentable new chemical entities. In our clinical trials to date, we have demonstrated that our approach to drug discovery maintains the established pharmacological effect of the therapies we are mirroring and utilizes an alternative non-CYP450 metabolic pathway that should avoid the drug-drug interactions and, with certain candidates, the off-target pharmacology of the original drug.

Our Product Candidates

        The following table summarizes our product candidates that are currently in development:

ARYx Product Candidate	Target Indications	Model Compound	Worldwide Commercialization Rights	Development Status
ATI-7505	Gastrointestinal Disorders	Cisapride	P&G	Phase 2
ATI-5923	Anticoagulation	Warfarin	ARYx	Phase 2
ATI-2042	Atrial Fibrillation	Amiodarone	ARYx	Phase 2
ATI-9242	Schizophrenia	Clozapine	ARYx	Preclinical
ATI-20,000	Metabolic Disorders	Not Disclosed	ARYx	Discovery
ATI-24,000	Gastrointestinal Disorders	Not Disclosed	ARYx	Discovery

ATI-7505—A Prokinetic Agent for the Treatment of Gastrointestinal Disorders

        Our most advanced product candidate is ATI-7505, which we are developing in partnership with P&G for the treatment of various gastrointestinal disorders. We hold several composition of matter patents on ATI-7505 and have several other patent applications pending in the United States and other jurisdictions.

    Cisapride Background

        ATI-7505 is a new chemical entity designed to maintain the therapeutic efficacy of cisapride. Cisapride is an oral drug which was approved by the FDA only for the treatment of nocturnal heartburn associated with GERD. It had a track record of clinical success in alleviating gastrointestinal discomfort or pain that occurs in the upper gastrointestinal tract (esophagus and stomach). Launched in 1993, cisapride reached annual sales of approximately $1.0 billion by the year 2000 when it was withdrawn from the market because of serious safety issues. Serious cardiovascular side effects caused by heart rhythm abnormalities occurred when blood levels of the drug rose significantly because CYP450 clearance was blocked due to the presence of other drugs cleared by the same metabolic pathway. It was discovered that cisapride had an off-target effect on a potassium channel in the heart (hERG or IKr) when blood levels rose as a result of a drug-drug interaction, leading to potentially fatal cardiac side effects.

        In spite of its withdrawal, cisapride was and still is considered by many to be the most effective agent for gastric motility. While it was only approved for nighttime heartburn, cisapride was also used extensively for GERD, gastroparesis and other motility disorders. Cisapride is a potent agonist of human serotonin type-4, or 5-HT4, receptors which exist throughout the gastrointestinal tract and regulate gastric emptying and the motility of food through the intestines.

        Since cisapride was withdrawn from the market, no other product has taken its place. Other therapies exist which address certain disorders affecting the gastrointestinal tract, but there is still a need for better motility agents which can be used for long-term relief of upper gastrointestinal problems. An agent that promotes motility in the upper and lower gastrointestinal tracts without the cardiac liability of cisapride continues to be an important unmet need for patients suffering from various gastrointestinal disorders.

    Our Prokinetic Agent

        ATI-7505 is an orally bioavailable, small organic molecule that is structurally similar to cisapride. Like cisapride, ATI-7505 is a potent 5-HT4 receptor agonist that has prokinetic effects. However, ATI-7505 is more selective than cisapride, with minimal activity on the hERG channel as well as minimal to no activity at the 5-HT3 or other serotonergic receptors. This selectivity minimizes the potential for off-target pharmacological effects. The results of preclinical animal and clinical human testing to date suggest that ATI-7505 has similar pharmacologic activity to that described in the literature for cisapride but has a substantially different metabolic and cardiac safety profile.

        ATI-7505 is designed to address the deficiencies of cisapride by maintaining its proven therapeutic benefit while eliminating its known cardiac side effects. ATI-7505 is designed to avoid CYP450 metabolism and the associated drug-drug interactions. We engineered ATI-7505 to undergo rapid esterase-mediated metabolism into a single major nontoxic metabolite, ATI-7500. During our preclinical studies neither ATI-7505 nor its metabolite ATI-7500 exhibited any interaction with CYP450. In over 700 patients treated, the most frequently reported side effect considered to be off-target was headache and this was reported no more frequently in the ATI-7505 treated patients than in the placebo group. Data generated to date indicate that ATI-7505 has no significant activity at any potassium channel including the hERG channel or other key cardiac ion channels. As a result, ATI-7505 may avoid prolongation of the Qt interval as measured on an electrocardiogram, or ECG, an indicator of potential cardiac toxicity, as well as avoiding significant 5-HT4 receptor-mediated increases in heart rate at therapeutically relevant doses. This was a significant cardiac liability of cisapride and its CYP450 metabolite known as norcisapride.

        ATI-7505 is designed to provide prokinetic activity in the gastrointestinal tract without cardiac safety problems at anticipated therapeutic doses.

    Indications and Market Opportunity

        ATI-7505 has the potential for use in various gastrointestinal disorders for which increased motility would be beneficial. There are five potential major indications that our collaborative partner P&G may pursue:

        Chronic constipation results from a lack of an adequate number of bowel movements over an extended period of time (usually defined as greater than six months). When suffering from chronic constipation, patients often try laxatives and fiber supplements prior to physician prescribed therapy. Due to limitations in existing treatments, a significant need exists for a safe chronic constipation therapy. Based on a 2004 article in Review of Gastrointestinal Disorders, it is estimated that between 36 and 57 million people in the U.S. have chronic constipation and that approximately 33% of them see a physician for this condition.

        Functional dyspepsia is characterized by a number of symptoms associated with upper intestinal discomfort. In 2006, a specialist panel of clinicians issued a report entitled Rome III recommending that certain of these symptoms, including mid-to-upper abdominal discomfort characterized by postprandial fullness, early satiety or upper abdominal bloating, be classified as postprandial distress syndrome, or PDS. These symptoms are believed to be associated with deficiencies in motility of the upper gastrointestinal tract. ATI-7505 is being developed for the treatment of PDS. No currently marketed therapy is considered to be an optimal treatment for this condition. As indicated in a 2004 article in the Alimentary Pharmacology and Therapeutics journal, it is estimated that between 35 and 44 million people suffer from functional dyspepsia in the United States.

        GERD is a digestive system disorder characterized by the frequent unwanted passage of stomach contents into the esophagus that result in such symptoms as heartburn and, in some cases, damage to the lining of the esophagus. According to a 2007 report in Med Ad News, approximately $17.0 billion is spent worldwide each year on GERD and heartburn medications. According to a 2006 article in the Digestion International Journal of Gastroenterology, approximately 10 percent of the population experiences GERD symptoms daily. While most patients are treated with drugs that reduce the acid contents of the stomach, approximately 20 to 25 percent of patients (or 6.0 to 7.5 million people in the United States) do not obtain adequate relief from this type of treatment. This is the population that is targeted with ATI-7505.

        Gastroparesis is a disorder of the stomach in which contents from the stomach do not move efficiently into the small intestine. The digestive system, including the stomach, uses muscular contractions to move its contents along the gastrointestinal tract. Gastroparesis results when there is some damage or malfunction to this process in the stomach, resulting in symptoms such as nausea and vomiting, severe abdominal pain, bacterial infections and weight loss. Diabetics are particularly susceptible to this condition. According to the Digestive Diseases Interagency Coordinating Committee 2004, it is estimated that approximately five million patients suffer from gastroparesis in the United States. No existing therapies adequately meet this patient need.

        IBS is a set of chronic symptoms associated with the lower gastrointestinal tract, particularly the colon, and is usually experienced as abdominal pain, bloating and discomfort. This can include constipation with difficult or painful bowel movements or diarrhea due to excess fluid in the colon. While the causes of IBS are still in question, lack of colonic motility is thought to be a primary cause. As with chronic constipation, patients need an effective motility agent when other remedies, such as change in diet, reduction of stress or consumption of laxatives or fibers, do not relieve the IBS symptoms. ATI-7505 is targeted for use in the segment of IBS patients who also suffer from chronic constipation. According to a 2005 article in the Alimentary Pharmacology and Therapeutics journal, an estimated 5.5 million adults in the United States suffer from IBS with constipation while an estimated 28 million adults suffer from IBS with intermittent constipation.

    Clinical Development Status

        Under the terms of the P&G agreement, P&G is responsible for the development of ATI-7505. P&G has completed a maximum tolerated dose study during which healthy subjects were treated with doses as high as 250 mg qid. The dose limiting side effect observed was diarrhea. No cardiac safety problems or other significant side effects were observed at any doses. Based on consultations with the FDA, P&G has initiated a standard, thorough Qt study involving the investigation of ATI-7505 at both therapeutic doses as well as at four times the expected therapeutic dose to investigate its effect on cardiovascular functions. In addition, P&G is conducting a Phase 2 study in idiopathic chronic constipation involving three doses of ATI-7505 dosed twice daily compared to placebo over a four-week period. They also intend to initiate an additional Phase 2 clinical trial in functional dyspepsia to evaluate the potential therapeutic benefits of ATI-7505 in PDS.

        We have successfully concluded three Phase 2 trials testing ATI-7505's potential as both a lower (large bowel) and upper (stomach and esophagus) gastrointestinal therapy. The safety and tolerability of the drug was also observed.

        Phase 2 Symptomatic GERD Safety and Efficacy Trial (CLN-709).    This randomized double-blind, placebo controlled, multi-center Phase 2 trial was successfully completed, enrolling 404 patients diagnosed with symptomatic GERD, the majority of whom completed the full treatment period of four weeks. The severity of patients' symptoms in this trial was measured during a two-week run in period prior to randomization into either placebo or treatment drug groups of either 12 mg qid or 40 mg qid. We measured five symptoms associated with symptomatic GERD as well as seven symptoms associated with functional dyspepsia as secondary endpoints.

        The primary endpoint measuring adequate symptomatic relief of GERD did not achieve statistical significance when the effect of active drug was compared to placebo. However, in the 40 mg qid group, the combined measurement of the improvement in the proportion of symptom-free days for the five GERD symptoms approached significance when compared to placebo (p=0.066). Statistical significance was achieved in two of these five symptoms, namely, nighttime acid regurgitation (p=0.0027) and nighttime heartburn (p=0.0037). A p-value of 0.05 or less generally represents a statistically significant difference in treatments, or between treatment and baseline. A lower p-value indicates greater confidence in the results. No significant treatment effect was seen in the other secondary endpoints of GERD.

        ATI-7505 at 40 mg qid also achieved statistical significance in the improvement of the proportion of symptom-free days in three out of seven individual dyspeptic symptoms compared to placebo, namely, pain in the upper abdomen (p=0.0288), discomfort in the upper abdomen (p=0.0241) and upper abdominal fullness (p=0.0099). A trend towards statistical significance was seen in a fourth dyspeptic symptom, bloating in the upper abdomen. While the overall effect of 40 mg qid on all dyspeptic symptoms was not significant, the exclusion of nausea and vomiting resulted in statistically significant effect for all other symptoms combined (p=0.01). There was no effect on nausea and vomiting symptoms, thought to be mediated in the central nervous system. We believe that ATI-7505 does not enter the brain and acts only outside the central nervous system. These effects on dyspeptic symptoms are further evidence that the drug's treatment effects are very similar to cisapride and that ATI-7505 behaves as one would expect of a prokinetic agent.

        Safety data obtained in CLN-709 continued to support our belief that ATI-7505 is safe and generally well-tolerated. No serious effects were reported, and the only dose-related adverse effects were generally mild-to-moderate cases of diarrhea and loose stools observed consistently throughout the Phase 1 and Phase 2 clinical trials of ATI-7505. This would be expected of a prokinetic agent intended to enhance motility in both the upper and lower gastrointestinal tracts.

        The cardiac safety data were similarly supportive of earlier results and the intended design of the drug. These cardiac safety data contained no clinically relevant changes in heart function nor were any patients outliers from the norm. These data contribute to our belief that we have avoided the most serious side effect of cisapride while conserving its efficacy.

        Phase 2 Erosive Esophagitis Safety and Efficacy Trial (CLN-708).    This randomized, double-blind, placebo-controlled, multi-center Phase 2 trial was successfully completed enrolling 202 patients diagnosed with erosive esophagitis, or EE. This condition is evidenced by lesions on the esophageal lining which results from excess acid in the esophagus over an extended period of time. This excess acid is due to the reflux of the stomach's contents into the esophagus possibly because the circular band of muscle between the stomach and esophagus, called the lower esophageal sphincter, relaxes abnormally. In extreme cases, prolonged EE can lead to cancer of the esophagus. The primary endpoint of this trial was to determine the treatment effect of ATI-7505 versus placebo in reducing the severity of EE by at least one grade on a generally accepted four-point scale of measuring esophageal lesions. This scale is known as the Los Angeles Classification Scale, or the LA Scale. The doses of active drug used in the trial were 12 mg qid and 40 mg qid. The extent of a patient's lesion was measured by an endoscopic evaluation at the beginning and end of the treatment period of four weeks (28 days).

        The primary endpoint in this trial was not met when ATI-7505 was compared to placebo. However, a dose related treatment effect was seen with both active doses although the effect was not significantly better than that seen with placebo. Patients in the 40 mg qid and 12 mg qid treatment groups achieved response rates of 38.9% and 33.3%, respectively, in the measurement of improvement by at least one grade on the LA Scale compared to a placebo response rate of 31.5%. In four weeks of treatment ATI-7505 achieved approximately the same degree of healing that cisapride was able to achieve only after 12 weeks of treatment as documented by published clinical studies. However, of note, patients treated with ATI-7505 with the least severe EE, or Grade A patients, displayed the highest percent complete healing rate of 57.1% at 40 mg qid and 41% at 12 mg qid as compared to a placebo rate of 33.3%. This suggests that the drug may be responsible for the improvement in EE score.

        The adverse events during this trial were similar to prior trials, and were generally mild or moderate. The drug appeared to be safe and well tolerated. The side effect seen most often was mild diarrhea. Cardiac safety was also closely monitored and no clinically relevant changes in heart activity were observed.

        Overall, the results of this Phase 2 trial confirmed earlier evidence that ATI-7505 acts in a similar way to cisapride without the cardiac safety concerns of that therapy.

        Phase 2 Gastro Esophageal Reflux Disorder Trial (CLN-706).    This double-blind, randomized, placebo-controlled, cross-over designed trial in 30 GERD patients was successfully completed using two doses of ATI-7505, 12 mg qid and 40 mg qid versus placebo. The purpose of the study was to evaluate ATI-7505's safety and its effectiveness in reducing acid exposure in the esophagus of patients with GERD. The study measured the length of time within 24-hour periods that the patient had a certain level of acid (pH<4) in the esophagus while on placebo, and compared that to the periods of time over 24 hours that a patient had that acid level (pH<4) while on the two doses of ATI-7505. The lower the pH level in the esophagus, the higher the acid exposure. It is known that the relationship between acid exposure in the esophagus and heartburn symptoms or even esophageal erosions represent one of the strongest correlations between the mechanism of an upper gastrointestinal therapy and clinical outcomes. We believe that if ATI-7505 can show effectiveness in reducing the amount of acid traveling from the stomach into the esophagus and/or the amount of time acid remains in the esophagus, it would clarify its potential as a therapy for upper gastrointestinal disorders. The study design also included the use of cardiovascular Holter monitors to further measure the cardiac safety of ATI-7505.

        The study objective to demonstrate dose-related reduction in acid exposure in the esophagus was achieved. In terms of acid exposure, the results were approaching significance (p= 0.0625 versus placebo) at 40 mg qid in measuring the time within a 24-hour period that the patients' esophageal acid level was pH<4. Statistical significance was achieved in a post hoc analysis when we evaluated whether the effect of ATI-7505 on acid reduction improved as the dose increased. This analysis compared ATI-7505 12 mg qid to 40 mg qid. The resulting p-value of 0.0014 indicates that the treatment effect improves as the dose increases.

        The trial provided evidence of a statistically significant effect at 40 mg qid versus placebo in reducing the number of acid reflux episodes lasting more than five minutes (p=0.0007). It is believed that acid reflux episodes lasting longer than five minutes directly relate to esophageal erosions and severe symptoms of GERD. A statistically significant dose response relationship was also established with this endpoint (p=0.0049) when comparing 40 mg qid and 12 mg qid doses. A number of the other secondary endpoints in the trial did not demonstrate a consistent effect or reach statistical significance.

        Taken together, these results provided important data suggesting that ATI-7505 acts similarly to cisapride in having an effect in the upper gastrointestinal tract. In addition, no drug-related serious adverse events occurred, with diarrhea and loose stools as the most commonly reported adverse effect. They were all mild or moderate in severity.

        Holter monitoring provided further evidence about the cardiac safety profile of ATI-7505. There were no clinically relevant changes in the heart rate or prolongation of the Qt interval of the patients and there were no individual outliers in these findings. No clinically important or consistent effects on heart functions were observed.

        Phase 1 Clinical Trials.    We have successfully completed four Phase 1 clinical trials testing the safety, tolerability, pharmacokinetics and effect on motility of ATI-7505 in healthy volunteers. The drug candidate has been found to be generally well tolerated and similar to cisapride in its prokinetic effects. Most importantly, no clinically significant effects on cardiac safety were observed, providing initial clinical evidence that ATI-7505 avoids the cardiac liabilities inherent in cisapride. Our Phase 1 trials were distinguished by the fact that intensive cardiovascular monitoring was conducted on all individuals, including one trial in which the subjects were fitted with 24-hour Holter monitors.

        Our Phase 1 clinical trial program included a multi-dose study of ATI-7505, as compared to placebo, that measured the rate of gastric emptying. The results suggest that ATI-7505 accelerates gastric emptying and therefore may improve motility in the upper gastrointestinal tract, while also accelerating overall colonic, or lower gastrointestinal tract, transit. In addition, there appeared to be a dose relationship in the loosening of stools.

ATI-5923—An Oral Anticoagulant Agent

        ATI-5923 is an orally bioavailable new chemical entity being developed as an oral anticoagulant. It is intended to prevent the formation of blood clots associated with medical conditions such as atrial fibrillation, valvular heart disease and venous thromboembolism. Patents have been issued or allowed covering a broad range of intellectual property rights, including composition of matter, pharmaceutical formulations, and methods of use. ATI-5923 is currently in Phase 2 clinical development.

    Warfarin Background

        ATI-5923 is structurally similar to the anticoagulant warfarin. Warfarin is a well-established and effective anticoagulant agent that is metabolized by CYP450 enzymes. For patients on warfarin therapy, the level of their anticoagulation is monitored using the standardized measurement of anticoagulation status known as the International Normalized Ratio, or INR. The goal of warfarin therapy for most patients is to provide effective anticoagulation by maintaining INR within established therapeutic ranges of 2.0 to 3.0. Outside of this range, patients are at risk of bleeding (INR too high) or formation of blood clots (INR too low), both of which can have serious consequences. In order to maintain warfarin's therapeutic effect, INR must be kept in the target range. However, as reported in the published studies, warfarin treated patients are typically only maintained in the target INR range 50-68% of the time. Patients' level of warfarin in the blood can be highly impacted by drug-drug interactions, or by the concomitant consumption of certain foods, due to warfarin's dependence on CYP450 enzymes as its only metabolic pathway. In turn, varying levels of warfarin in the blood can lead to undesirable and potentially dangerous INR levels. Therefore, patients on warfarin require regular monitoring of INR and dose adjustments.

    Our Anticoagulant Agent

        ATI-5923 is designed using our RetroMetabolic Drug Design technology to retain the proven therapeutically effective mechanism of action of warfarin and to produce a more predictable and stable pattern of anticoagulation when taken with other medications or coincidentally with food. ATI-5923 is cleared by a non-saturable esterase pathway, eliminating warfarin's CYP450-mediated drug-drug interactions and related instabilities in INR. We anticipate that patients utilizing ATI-5923 may require monitoring of INR at less frequent intervals than patients on warfarin.

        ATI-5923 is a selective inhibitor of the vitamin K epoxide reductase enzyme, or a VKOR inhibitor. The blood clotting process in the body is a complex and well-controlled cascade of events that involves multiple clotting factors. Four of these factors are known to be controlled by the VKOR enzyme. Our product candidate, like warfarin, is a VKOR inhibitor and by inhibiting this enzyme acts as an anticoagulant. By this mode of action, ATI-5923 should prevent the formation of blood clots in susceptible patients.

    Potential Market and Commercialization Strategy

        Like warfarin, ATI-5923 has the potential for use in patients with atrial fibrillation, valvular heart disease or venous thromboembolism who are treated with anticoagulants to reduce their risk of clotting that can cause stroke. Because ATI-5923 is a VKOR inhibitor with a long half-life, the onset and offset of its therapeutic activity is slow and therefore the dose will need to be titrated to obtain the appropriate anticoagulation levels as measured by INR. However, once a target dose is achieved, we expect patients should have a stable level of anticoagulation. Given the need for titration, we expect that the commercial focus for ATI-5923 will be the chronic segment of the oral anticoagulation market. We estimate that approximately 80% of the overall anticoagulant market would be considered to be for chronic use. There are three major indications where ATI-5923 has the potential for use.

        Atrial fibrillation is the most common form of cardiac arrhythmia, with approximately 2.4 million people in the United States diagnosed with this condition in 2006. Approximately 1.5 million of these patients are chronic users of oral anticoagulants. Atrial fibrilation is caused when the atria quiver instead of beat, causing the heart to beat erratically. Because the pumping function of the upper chambers of the heart are not working properly in atrial fibrillation patients, blood is not completely emptied from the heart's chambers, causing it to pool and sometimes clot. In patients with atrial fibrillation, clotted blood can dislodge from the atria and flow to the brain, causing a stroke. According to a 2005 article in the American Journal of Geriatric Cardiology, it is estimated that atrial fibrillation is responsible for more than 75,000 strokes per year in the United States alone.

        Valvular heart disease is any disease that involves one or more of the heart's four valves. For more advanced disease, the diseased valves may be replaced with either tissue or mechanical valves. It is estimated that 72,000 patients in the United States had either a tissue or mechanical valve replacement in 2005. Patients with mechanical heart valves are at great risk of clotting and must have their level of anticoagulation managed with particular diligence for the remainder of their lives. According to the 2005 National Hospital Discharge Survey, there are an estimated 340,000 patients with mechanical heart valves in the United States and an estimated 34,000 mechanical valve replacements in 2005. Chronic oral anticoagulant therapy is almost always prescribed for patients with mechanical valves and is frequently prescribed for patients after tissue valve replacement surgery to reduce the risk of thromboembolic complications caused by the presence of the valve.

        Venous thromboembolism is the formation of a blood clot, or thrombus, in the veins, that may travel to other parts of the body and block blood flow. This condition includes both deep vein thrombosis and pulmonary embolism. According to the 2005 Decision Resource Cardium Thromboembolism (Treatment) Forecast Tool report, there were approximately 510,000 patients being treated for venous thromboembolism in the United States in 2005, with approximately 130,000 estimated to be receiving chronic treatment. Chronic oral anticoagulant therapy, frequently with warfarin, is prescribed to both prevent and treat the formation of blood clots that cause venous thromboembolism.

        Anticoagulants interfere either directly or indirectly with the clotting cascade and include warfarin, unfractionated heparin and injectable low molecular weight heparins. Of all the currently approved anticoagulants, only warfarin can be administered orally and thus remains positioned as the mainstay of routine chronic anticoagulation used for the prevention or treatment of thromboembolic events. According to the IMS Health Database, it is estimated that 33.6 million prescriptions were written in the United States for warfarin in 2006 alone, translating into estimated warfarin sales of approximately $376 million in the United States during 2006.

        We expect that new classes of oral anticoagulants (direct thrombin inhibitors and factor Xa inhibitors) may enter the market from 2009 to 2012. These new classes of agents will be formidable competitors and positioned as easy to use anticoagulants that do not require INR monitoring and are not inferior to warfarin in terms of efficacy. We anticipate the new entry of these agents will expand the oral anticoagulation market with a significant increase in promotional spend, higher pricing and particular appeal in the acute market due to their rapid on and off set of action and limited dose titration. According to the 2005 Decision Resource Cardium Thromboembolism (Treatment) Forecast Tool report, the market for oral anticoagulants is estimated to be approximately $6.5 billion by 2015.

        There are two other classes of antithrombotic drugs that are not anticoagulants: antiplatelet agents and thrombolytics. Antiplatelet agents block the aggregation or clumping of platelets and include aspirin, ADP receptor blockers, such as Plavix, and glycoprotein IIb/IIIa blockers. Antiplatelet agents, which are generally used for the prevention of heart attacks and strokes that would result from atherosclerosis, or a build-up of fatty deposits in the arteries, are not indicated for prevention of clotting in atrial fibrillation and venous thromboembolism patients. Thrombolytics comprise agents that degrade fibrin clots and include tPA, streptokinase and urokinase. Although thrombolytics are used to treat thrombosis, their use is limited to short-term administration for treatment of acute myocardial infarction or acute ischemic stroke. ATI-5923 would not be used for these indications.

        ATI-5923 is intended to be positioned as offering superior and therefore safer anticoagulation control compared to warfarin as well as easier administration and with fewer drug-drug interactions. Assuming that the results from our Phase 2 clinical trials are positive and confirmed in further clinical trials, ATI-5923 will provide more dependable initial titration to target INR, fewer dose adjustments once the appropriate INR is attained and less need for monitoring in the long-term. Potential targeted patient segments include patients with mechanical valves, patients with a prior history of bleeding or thrombotic events, patients with metabolic impairment (renal and hepatic), patients taking multiple drugs, patients with poor compliance in taking anticoagulant therapies and patients with extreme bodyweight. In addition, we have demonstrated that unlike warfarin, ATI-5923 does not have teratogenic effects which may be a key advantage in patients who are pregnant but where anticoagulant therapy is mandatory. In sum, we believe ATI-5923 has an opportunity to effectively compete in the future oral anticoagulant market.

    Clinical Development Status

        We have recently successfully completed a Phase 2 clinical trial that assessed ATI-5923's safety and efficacy. This was the first Phase 2 trial in a development strategy intended to not only evaluate safety and efficacy but also to assess the potential for therapeutic superiority of ATI-5923 over warfarin. If successful, we believe the clinical development of ATI-5923 will establish its safety, ease of use and superior efficacy, making it preferable to warfarin as an anticoagulant. We intend to use this proof-of-concept clinical trial and other Phase 2 clinical trials to enable a collaboration with a pharmaceutical partner for the further development and commercialization of ATI-5923.

        In preliminary discussions, the FDA indicated that INR will likely be an acceptable surrogate and primary endpoint for ATI-5923's clinical development. Using INR as a surrogate and primary endpoint should reduce both the size of and time to complete our planned clinical trials for ATI-5923 compared to clinical trials based on survival rates or other outcomes.

        The results of this first Phase 2 trial in patients requiring anticoagulation shows an initial acceptable safety and tolerability profile for ATI-5923, and the ability to maintain patients within a target therapeutic range as measured by INR. The goal of warfarin therapy is to maintain a patient's INR within a target therapeutic range between 2.0 and 3.0. There exists a group of patients in whom maintaining a therapeutic range of INR between 2.0 and 3.0 is particularly difficult. These difficult to control patients are defined as patients on warfarin therapy with an INR in the target range less than 45% of the time. It is estimated that this difficult to control population is generally 25% of the overall anticoagulated patient population. It has been shown that increasing the time this patient population spends within the target range can substantially improve health outcomes. For every 10% increase in patients' time out of the target INR range of 2.0 to 3.0, the risk of mortality due to significant thrombotic or hemorrhagic events increases by 29%.

        Phase 2 Anticoagulation Trial (CLN-504).    This open-label single-arm Phase 2 trial enrolled 66 patients in twelve centers in the United States to test ATI-5923 in patients with atrial fibrillation and who require anticoagulation. The key objective of this trial was to establish the optimal dosing regimen and an INR monitoring schedule to maintain stable anticoagulation in patients, and to assess the safety and tolerability of ATI-5923. The time to reach stable dosing was also evaluated as measured by the time needed for the patient to have three consecutive INR readings in therapeutic range without the need for dose adjustment.

        The treatment period for patients in this trial was 12 weeks. Patients were closely monitored for the first three weeks to adjust the ATI-5923 dose to achieve an INR of between 2.0 and 3.0. Upon reaching target INR, patients continued to be monitored weekly with dose adjustments as necessary. Historical data detailing the patient's INR values on warfarin for approximately one year prior to enrollment were collected. Patients were also titrated to a stable dose, defined as three consecutive weeks on the same dose with the weekly measured INR in the therapeutic range of 2.0 to 3.0.

        The results from this trial showed that patients in CLN-504 achieved the target INR range 71.5% of the time after completing their initial three weeks of dose titration, as compared to these patients' historical experience on warfarin when they were within target INR only 59.3% of the time. This result represents the primary endpoint when applying a statistical analysis plan adopted while the open-label trial was underway. Statistical significance was achieved (p=0.0009) when applying this analysis. These results are illustrated in the table below. In calculating the time within the INR therapeutic range, we utilized the Rosendaal INR interpolated method, the most commonly applied method to determine the amount of time an individual patient spends within the therapeutic INR range. After one week of treatment with

ATI-5923, 77% of the patients reached a therapeutic INR, and after two weeks of treatment, 95% of the patients had attained a therapeutic INR. Also, a stable maintenance dose on ATI-5923 was achieved in approximately 81% of the patients within 12 weeks of treatment, as compared with historical published data indicating that only 50% of warfarin patients reach a stable dose within 12 weeks of starting therapy. The average maintenance dose of ATI-5923 was 16 mg per day, with a range of 6 mg to 29 mg per day. The most commonly reported drug related adverse effects were mild bleeding complications consistent with anticoagulation, such as bruising and nose bleeds. One patient suffered a severe hematoma on his elbow caused by the trauma from a fall.

        When comparing ATI-5923 INR interim results to patients' historical INR data on warfarin using the Rosendaal interpolated method, the percent of patients maintaining INR values between 2.0 and 3.0 less than 45% of the time following the initial three weeks of dose titration dropped from 22.6% when historically on warfarin to 10.9% when on ATI-5923, a more than 50% reduction (p=0.1435). Patients with INR in range less than 45% of the time are considered to have poor control of anticoagulation and they have a higher stroke and severe hemorrhage rate compared to patients with good control of anticoagulation. Even more importantly, patients on ATI-5923 were significantly out of range less than on warfarin. Patients treated with ATI-5923 were below an INR of 1.5 only 1.2% of the time as compared to 3.9% of the time historically on warfarin (p=0.0022, interpolated method), and were above an INR of 4 only 1.2% of the time compared to 3.3% when they were on warfarin (p=0.0727, interpolated method). These data appear to demonstrate the potential of ATI-5923 to significantly reduce the amount of time that patients are out of INR range. Literature reports suggest that if this observation is confirmed in future trials, there would also be a reduction in the risk of mortality due to significant thrombotic or hemorrhagic events compared to warfarin treatment.

        These results in CLN-504 begin to demonstrate the ability of ATI-5923 to reach a stable dose and to improve patients' ability to maintain a stable INR within the target therapeutic range. We believe these results indicate the potential for the drug's safety and efficacy superiority to warfarin. However, there can be no assurance that these results will be replicated in a planned head-to-head comparison against warfarin.

        Phase 1 Clinical Trials.    We have completed five Phase 1 clinical trials on 156 individuals testing the safety and tolerability of ATI-5923 in healthy volunteers. In trials completed to date, ATI-5923 has been well tolerated at all doses with no unexpected safety signals as measured by adverse events, vital signs, ECG and laboratory testing. There have been no frequent or consistent adverse events suggestive of off-target toxicity. Mild adverse events reported included headache and gastrointestinal effects. Adverse events related to ATI-5923 were also mild and included nose bleeds and bruising. These studies have also demonstrated that coagulation factors II, VII and X were reduced as predicted in proportion to increases in INR consistent with the mode of action of warfarin. In addition, we demonstrated that we could reverse the effect of ATI-5923 with vitamin K or fresh plasma. One drug-drug interaction clinical trial has been completed to assess whether blood levels of ATI-5923 are affected by fluconazole, a known inhibitor of CYP450 that can decrease the metabolism of warfarin, potentially resulting in dangerous over anticoagulation. This study compared the effect on blood levels of ATI-5923 as compared to warfarin when fluconazole was administered. Fluconazole did not affect the blood levels of ATI-5923 while warfarin levels increased substantially when fluconazole was administered. As expected, we believe this is due to ATI-5923's clearance through the non-CYP metabolic pathway. A second similar drug-drug interaction study is underway to measure the potential impact of amiodarone on the blood levels of warfarin as compared to ATI-5923 when co-administered.

        Preclinical Results.    ATI-5923 is an orally active VKOR inhibitor with no known off-target pharmacological activity. In vivo anticoagulant effects of ATI-5923 are associated with selective reductions in VKOR-dependent coagulation factors (II, VII, IX and X) whereas VKOR-independent coagulation factors are unaffected. Anticoagulant and antithrombotic effects of ATI-5923 have been demonstrated by in vivo studies in multiple animal models. ATI-5923 undergoes non-oxidative metabolism to yield a single primary metabolite, ATI-5900. An in vivo preclinical study demonstrated ATI-5923 anticoagulation was unaffected by treatment with the CYP450 inhibitor, amiodarone. In contrast, amiodarone treatment resulted in markedly elevated coagulation times in warfarin treated animals. Also, preclinical in vivo assays indicated that ATI-5923 may provide a safety advantage over warfarin when needed during pregnancy since the well-known teratogenic effects of warfarin were not seen in reproductive toxicity studies on ATI-5923.

ATI-2042—Anti-Arrhythmic Agent for the Treatment of Atrial Fibrillation

        Our third product candidate, ATI-2042, is currently in development for the treatment of atrial fibrillation. We engineered ATI-2042 with the goal of developing a therapy equally effective as, but safer than, amiodarone. We hold a composition of matter patent on ATI-2042 and have filed for other use and manufacturing patent applications in the United States and other jurisdictions. ATI-2042 is currently in Phase 2 clinical development.

    Amiodarone Background

        Atrial fibrillation is the most common form of cardiac arrhythmia, or abnormal heart rhythm, affecting greater than 6.4 million people in the United States, Europe and Japan. Atrial fibrillation is caused when the atria quiver instead of beat. During atrial fibrillation, the atria contract and relax erratically between 350 and 600 times per minute versus normal heart rhythm of 60 to 80 beats per minute. Patients with atrial fibrillation experience debilitating symptoms and suffer a compromised quality of life. Because the pumping function of the atria does not work properly in atrial fibrillation patients, blood is not completely emptied from the heart's chambers, causing it to pool and sometimes clot. In patients with atrial fibrillation, clotted blood can dislodge from the atria and flow to the brain, causing stroke. Atrial fibrillation also compromises the pumping function of the heart often leading often to intolerable symptoms that need therapy.

        Atrial fibrillation treatments focus on a reduction of symptoms and returning the heart to normal rhythm. Concerns surrounding available atrial fibrillation treatments include both safety and efficacy issues. The most common treatment for atrial fibrillation is drug therapy. Current pharmacological treatments for atrial fibrillation are limited in their use due to safety and efficacy issues, while non-pharmacological approaches such as implantable devices and surgery are currently less favored because of their costs and invasive nature.

        Amiodarone is the current "gold standard" for the pharmacological treatment of atrial fibrillation. Amiodarone possesses a unique, balanced pharmacological effect on sodium, potassium and calcium channel inhibition as well as certain receptors in the heart that are responsible for its effectiveness. Clinical studies have shown that amiodarone is uniquely superior to other anti-arrhythmic drug treatments. While amiodarone is not approved by the FDA for the treatment of atrial fibrillation, it is a commonly prescribed off-label treatment due to the lack of equally efficacious treatments. However, amiodarone has a slow onset of action and its use has been severely limited by life-threatening and toxic side effects that result from the accumulation of the drug in the liver, lungs, nerves, thyroid and other tissues.

        Many of the adverse effects of amiodarone are believed to derive from its very slow elimination from the body due to its dependence on the CYP450 system for metabolism. In patients taking daily oral doses of amiodarone, the drug slowly accumulates in the body where it remains, avoiding metabolism by liver enzymes. This leads to the gradual development of organ specific toxicities. Similarly, when amiodarone is discontinued many weeks or months are required for the drug to be totally eliminated from the body. Due to this slow elimination, toxicity and side effects due to accumulation usually take months or weeks to reverse, if ever. Since these side effects can be progressive, they can be fatal before all the drug is eliminated from the body.

    Our Anti-Arrhythmic Agent

        We are developing ATI-2042 for the reduction of atrial fibrillation burden in patients who suffer from repeated episodes of atrial fibrillation, or paroxysmal atrial fibrillation, and prevention of recurrence of symptomatic atrial fibrillation in patients with or without structural heart disease who experience on-going, or persistent, atrial fibrillation. Paroxysmal atrial fibrillation is generally defined as episodes of atrial fibrillation that can terminate spontaneously and last no longer than one week and generally no less than 24 hours.

        ATI-2042 is designed using our RetroMetabolic Drug Design technology with the goal of retaining the efficacy of amiodarone but with better safety. ATI-2042's affinity for the major calcium, potassium and sodium ion channels, as well as certain receptors in the heart, very closely matches that of amiodarone. ATI-2042, like amiodarone, contains iodine which we intentionally retained since we believe it contributes to amiodarone's efficacy. We have engineered ATI-2042 not to be primarily dependent on CYP450 for its metabolism while matching amiodarone's balanced receptor profile. A variety of preclinical studies with ATI-2042 provide evidence that the drug preserves the efficacy of amiodarone but with more rapid metabolism and no tendency towards accumulation.

    Potential Market and Commercialization Strategy

        According to the 2007 Atrial Fibrillation Decision Resources Patientbase, approximately 2.4 million people in the United States have been diagnosed with atrial fibrillation. It is estimated that atrial fibrillation is responsible for more than 75,000 strokes per year in the United States alone. According to a 2005 article in The American Journal of Geriatric Cardiology, it is estimated that approximately two million patients in the United States were treated for their atrial fibrillation with a prescription drug in 2006. According to a 2005 Datamonitor Stakeholder Insight Atrial Fibrillation report, it is estimated that 45% of atrial fibrillation patients in the United States receive a therapeutic which is considered primarily to be arrhythmic therapy while the remainder is treated with a therapeutic primarily considered to be "rate therapy." Based on our own primary market research in 2007, we believe an estimated one-third, or approximately 600,000, of atrial fibrillation patients treated in the United States for their arrhythmia receive amiodarone. In addition, although a generic drug, and in spite of its serious safety issues, amiodarone achieved annual sales in the six largest global markets, outside the United States, of approximately $147 million.

        Based on our own market research, we believe amiodarone is considered to be the "gold standard" antiarrhythmia medication for the prevention of atrial fibrillation recurrence. ATI-2042 was designed to retain the efficacy of amiodarone, but a better side effect profile. Amiodarone is believed to provide both rhythm and rate therapy, and ATI-2042 is intended to retain this effect.

    Clinical Development Status

        We have completed one pilot Phase 2 clinical trial in patients who suffer from repeated episodes of atrial fibrillation, or paroxysmal atrial fibrillation. This is a patient population that is particularly difficult to treat.

        We have a larger ongoing Phase 2 trial in patients who suffer from paroxysmal atrial fibrillation designed to characterize the safety, tolerability and efficacy of ATI-2042. Based upon these data, if positive, we intend to seek a large pharmaceutical company partner to continue to develop the product candidate through Phase 3 clinical trials and commercialization. We anticipate that the partner will be responsible for these late-stage development and commercialization costs. We believe that the Phase 2 trial underway will provide the safety and efficacy data necessary to establish the proof-of-concept for ATI-2042.

        Phase 2 Trial in Paroxysmal Atrial Fibrillation (CLN-208).    We successfully completed this open-label dose-escalation design Phase 2 trial testing the safety and efficacy of ATI-2042 in the treatment of paroxysmal atrial fibrillation in six patients for an eight week period. This type of atrial fibrillation occurs intermittently with the frequency and duration of the paroxysmal atrial fibrillation episodes defining its severity. The endpoint was to establish that the percent of time the patient spent in atrial fibrillation, called their atrial fibrillation burden, would be significantly reduced compared to baseline. Atrial fibrillation burden is an accepted method by which cardiologists and electrophysiologists monitor the effectiveness of treatment in patients with paroxysmal atrial fibrillation. The patients in this trial had an implanted pacemaker with the capability of monitoring the duration and severity of the episodes of atrial fibrillation and logging the results. The patients' atrial fibrillation burden was measured at weekly intervals. The first two weeks served as the untreated baseline period. Following the baseline period, ATI-2042 was then administered twice a day (bid) in ascending doses over the next eight weeks; 200 mg bid for two weeks, 400 mg bid for two weeks, 600 mg bid for two weeks, and 800 mg bid for two weeks. Treatment with ATI-2042 was then stopped and the final two weeks served as a washout period to measure the level of atrial fibrillation burden.

        The results provide evidence of the efficacy of ATI-2042 in reducing the atrial fibrillation burden in all six patients, with a statistically significant reduction in atrial fibrillation burden apparent even at the lowest dose of 200 mg bid. The results are illustrated in the following table. At baseline, the patients had a mean atrial fibrillation burden of 20%. This was reduced to a mean of 1.5% of time spent in atrial fibrillation over a two-week period at the highest dose of 800 mg bid. As dosing increased, average atrial fibrillation burden was reduced by 71% at 200 mg bid compared to baseline (p=0.03), by 72% at 400 mg bid compared to baseline (p=0.03), by 80% at 600 mg bid compared to baseline (p=0.06) and by 87% at 800 mg bid compared to baseline (p=0.06). At the two highest doses, one patient decided to not complete the study due to gastrointestinal discomfort and statistical significance was not achieved. After the cessation of treatment, the atrial fibrillation burden gradually increased to pretreatment values by the second week.

        The rapid onset and offset of antiarrhythmic activity of ATI-2042 are mirrored by the blood levels of the candidate drug that were measured at intervals throughout the trial. Plasma levels of ATI-2042 increased in proportion to the increase in dose, and after cessation of dosing, the concentration of ATI-2042 and its metabolites all decreased to almost zero within one week. This is an important advantage for ATI-2042 compared to amiodarone, which can take months to be completely eliminated from the body, giving rise to the serious side effects that ATI-2042 is designed to address. ATI-2042 was generally well tolerated, with transient and expected changes in measures of thyroid function, as well as gastrointestinal complaints such as dyspepsia, lower abdominal pain, loose stools and nausea being reported, especially at the highest dose. The more prevalent side effects coupled with considerations for the incremental improvement in response at the highest dose led us to not include the 800 mg bid dose in further clinical trials. These mild side effects are similar to those seen with amiodarone. There were no drug related serious adverse events.

22.0
20.0
18.0
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
Atrial Fibrillation Burden - %
n=6
SD=15
n=6
SD=4
n=6
SD=5
n=5
SD=3
n=5
SD=0.5
n=5
SD=14
Baseline
200 mg bid
400 mg bid
600 mg bid
800 mg bid
Washout
Weeks
1-2
3-4
5-6
7-8
9-10
11-12
Period of Trial

        Phase 2 Trial in Paroxysmal Atrial Fibrillation (CLN-205).    This Phase 2 trial is currently enrolling patients in North America and Europe. Targeted to test the safety and efficacy of ATI-2042 in paroxysmal atrial fibrillation patients who have an implanted dual-chamber pacemaker with recording capabilities, this randomized, double-blind, placebo-controlled study builds off of the results of CLN-208. Doses of 200 mg bid, 400 mg bid and 600 mg bid, or placebo, are being administered for a twelve week treatment period. Administration of ATI-2042 or placebo follows a four week baseline period during which each patient's untreated atrial fibrillation burden is established so that only appropriately highly burdened patients are enrolled and the drug's effect can be properly established. The safety of the drug will also be assessed. If the results of CLN-205 mirror the results of the completed CLN-208, we believe we will have established the proof-of-concept on this product candidate and determined the appropriate dosing regimen to be used in Phase 3.

        Phase 1 Clinical Trials.    We have successfully completed three Phase 1 clinical trials testing ATI-2042 in 83 healthy volunteers. The results of these Phase 1 clinical trials in healthy volunteers indicated that single doses up to 800 mg and repeat oral dose safety studies at doses up to 1600 mg/day in healthy volunteers did not show any clinically significant adverse events. Moreover, pharmacokinetic analysis in these subjects showed that ATI-2042 had a shorter half-life than amiodarone and did not display the tendency towards the accumulation associated with amiodarone. The results of a drug-drug interaction study indicated that at doses expected to be used in Phase 3 trials ATI-2042 was well tolerated when administered with the anticoagulant warfarin. Also at expected therapeutic doses, no cardiovascular adverse events were noted, and there was no effect on the surface electrocardiogram. An additional Phase 1 clinical trial was discontinued due to the inability to identify suitable subjects.

ATI-9242—An Agent for the Treatment of Schizophrenia

        We currently plan to move our fourth drug candidate based on the most effective atypical antipsychotics, into clinical development in 2008. Our target product profile for this drug candidate calls for maintaining the positive efficacy attributes of clozapine and certain other atypical antipsychotics while eliminating their most serious side effects. ATI-9242 is also designed to avoid metabolism through CYP450.

Our Preclinical Development Programs

        We are currently pursuing two late stage discovery programs, ATI-20,000 and ATI-24,000, which focus on metabolic and gastrointestinal disorders, respectively. We have identified potent pharmacologically active compounds in each of these programs. In addition to these two active discovery programs, we have a number of additional feasibility programs which we believe will continue to provide future research and development programs for us.

Our Collaboration with Procter & Gamble Pharmaceuticals

        On June 30, 2006, we entered into a collaboration agreement with P&G for the development and commercialization of our product candidate ATI-7505. Under the agreement, we granted P&G a worldwide, royalty-bearing, exclusive license to exploit ATI-7505 and a number of structurally related back-up compounds for all therapeutic or preventative uses. P&G will be primarily responsible for the clinical development of ATI-7505 and the other licensed compounds, including all related regulatory filings, and P&G will bear the cost of such activities. P&G will also undertake the manufacturing and commercialization of the licensed compounds at its expense. The parties will share oversight of development and commercialization through a joint committee, but P&G has ultimate decision-making authority over most issues.

        Under the agreement, we agreed to perform, at our expense, certain limited transition activities relating to preclinical and clinical work on ATI-7505 that was ongoing at the time we entered into the agreement. At our option, we may fund a portion of the future development of some or all of the licensed compounds, including ATI-7505, in return for a share of the profit generated by the commercial sale of such compounds, under terms to be negotiated at the time of such election. In addition, we have the right to co-promote some or all of the licensed compounds, including ATI-7505, to gastroenterologists and endocrinologists in the United States.

        In connection with the agreement, P&G paid us a $25.0 million nonrefundable upfront license fee and may owe up to an aggregate of approximately $391.0 million in development, product approval and sales-based milestone payments over the remaining life of the agreement, of which approximately $216.0 million could be earned prior to commercialization. We are also entitled to receive royalties on sales and a share of certain payments received by P&G from its sublicensees. The agreement provides for certain reductions in royalty rates and milestone payments for products that fail to meet specific criteria relating to safety and approved dosing.

        The license granted to P&G includes a license under certain patents owned or controlled by us. P&G shall have the first right, but not the obligation, to enforce such patents against infringement where the infringing activities relate to human and animal prophylactic and therapeutic uses. Where the infringing activities relate to other uses, we shall have the sole right to enforce such patents against infringement. Each party shall have an obligation to provide assistance to the other party in prosecuting an action against a third party infringer and an obligation to join the suit as a co-plaintiff if necessary.

        The agreement will expire when neither party has any remaining payment obligations. We are unable to predict the duration of these payment obligations because these payment obligations will depend on a number of future events, including the types of products ultimately commercialized by P&G, the date of first commercial sale of these products, the achievement of certain levels of product sales and the expiration of our United States and foreign patents. In addition, either party may terminate the agreement for the bankruptcy or the uncured breach of the other party, and P&G has the right to terminate the agreement in its entirety at any time with advance written notice to us. In the event that P&G terminates the agreement for our uncured, material breach, P&G may continue to develop and commercialize the licensed compounds, in which case its royalty, milestone, and other payment obligations will also continue. Our co-development and co-promotion rights will cease upon any termination of the agreement.

        In the event of termination, we will not owe P&G any predetermined payment obligations. However, in the event of a termination other than for our material breach, P&G is obligated under the agreement to grant us a license of certain of P&G's technology, subject to certain contingent payment obligations we will have under such license.

Competition

        The pharmaceutical industry is highly competitive, with a number of established, large pharmaceutical companies, as well as smaller companies. Many of these companies have greater financial resources, marketing capabilities and experience in obtaining regulatory approvals for product candidates. There are many pharmaceutical companies, biotechnology companies, public and private universities, government agencies and research organizations actively engaged in research and development of products which may target the same markets as our product candidates. We expect any future products we develop to compete on the basis of, among other things, product efficacy and safety, time to market, price, extent of adverse side effects experienced and convenience of administration and drug delivery. One or more of our competitors may develop products based upon the principles underlying our proprietary technologies earlier than us, obtain approvals for such products from the FDA more rapidly than us or develop alternative products or therapies that are safer, more effective and/or more cost effective than any future products developed by us. We also expect to face competition in our efforts to identity appropriate collaborators or partners to help commercialize our product candidates in our target commercial areas.

        ATI-7505 has potential use in five indications: chronic constipation, functional dyspepsia, GERD, gastroparesis and IBS with constipation. ATI-7505 is a prokinetic which has been shown to increase motility in the upper and lower gastrointestinal tract, including the ability to improve gastric emptying and colonic motility. Products which affect the gastrointestinal system's motility could be useful in the treatment of each of these disorders. Other prokinetics are on the market or in development which will be competitive to ATI-7505, including tegaserod, marketed by Novartis Pharmaceuticals Corporation as Zelnorm, which was withdrawn from the market and recently re-introduced with restrictive use labeling, renzapride, being developed by Alizyme plc, and erythromycin. Many additional prokinetics are in development targeting these indications. We believe the most significant competition to ATI-7505 for the treatment of GERD are proton pump inhibitors and H2 blockers, which are currently on the market in both prescription formulations and strengths as well as in over-the-counter forms. Many major pharmaceutical companies currently market proton pump inhibitors and H2 blockers generating worldwide sales of over $17.0 billion in 2006. ATI-7505 is targeted at the approximately 20-25% of GERD patients who, according to a 2006 article in the Digestion International Journal of Gastroenterology do not

receive adequate relief from proton pump inhibitors, which reduce the creation of acid in the stomach. ATI-7505 will face competition from the prokinetics as well as many inexpensive over-the-counter indications for the treatment of these gastrointestinal disorders.

        Competition for ATI-5923 for use as an oral anticoagulant will continue to come from generic coumadin due to its pricing and the years of experience physicians and patients have with the drug. Other oral anticoagulants are in development throughout the pharmaceutical and biotechnology industry. Most of these development programs fall into either the factor Xa or direct thrombin inhibitor categories. We are aware that Johnson & Johnson in collaboration with Bayer AG, Bristol- Myers Squibb Company in collaboration with Pfizer, Inc., Eli Lilly and Company, and Portola Pharmaceuticals, Inc., each have factor Xa programs in Phase 2 or Phase 3 testing. We are aware of a direct thrombin inhibitor program at Boehringer-Ingelheim GmbH. The first direct thrombin inhibitor presented to the FDA for approval, ximelagatran, previously marketed outside the United States as Exanta by AstraZeneca plc, has not been recommended for approval due to idiosyncratic liver toxicity problems. Although we believe ATI-5923's mechanism of action (VKOR inhibition as with warfarin) and broadly available inexpensive monitoring methodology (INR) provide an advantage, these factor Xa and direct thrombin inhibitor programs will likely provide major competition in this market. In addition, there may be other compounds of which we are not aware that are at an earlier stage of development and may compete with our product candidate. If any of those compounds are successfully developed and approved, they could compete directly with our product candidate.

        We believe generic amiodarone will continue to provide competition to ATI-2042 for the treatment of atrial fibrillation even though it is not labeled for use in atrial fibrillation. Amiodarone will continue to be used off-label in spite of its safety problems due to its generic pricing. Other treatments for the treatment of atrial fibrillation, such as sotalol, marketed by Bayer HealthCare Pharmaceuticals, Inc., flecainide, marketed by 3M Company, and propafenone, marketed by Reliant, do not have equivalent efficacy to amiodarone, but will continue to compete in the atrial fibrillation marketplace. Cardiome Pharma Corp. is in Phase 2 testing with an oral product, vernakalant, for the treatment atrial fibrillation which they hope will have efficacy equal to or better than flecainide or sotalol, but with reduced pro-arrhythmic effects. There are other companies developing devices or procedures to treat atrial fibrillation through ablation, including CryoCor, Inc. and CryoCath Technologies, Inc.

Patents and Intellectual Property

        Our success will depend in large part on our ability to maintain a proprietary position for our products and product candidates through patents, trade secrets and FDA exclusivity. We rely upon patents, trade secrets, know-how and continuing technological innovation to develop and maintain our competitive position. We will continue to aggressively protect, defend and extend our proprietary position. We will maintain sole ownership of our patents as a critical element of any development and commercialization partnership we may enter into.

        As of August 20, 2007, we held 77 patents and 103 pending patent applications worldwide, as well as an additional three patent applications in the United States formally allowed but not yet issued. 39 of the 77 patents have issued or been allowed in the United States, and 14 of the 103 patent applications were pending in the United States. The United States and foreign patent applications related to the composition of matter of our lead compound for the treatment of gastrointestinal disorders, ATI-7505, were filed in January 2005 and first published in Europe in July 2005. We hold two issued patents, one formally allowed patent application and four pending patent applications in the United States as well as one issued patent and 18 patent applications in certain foreign jurisdictions related to the ATI-7505 program. Composition of matter patent protection in the United States for ATI-7505 will expire in 2025. Our composition of matter patent for ATI-5923, our product candidate for anticoagulation, was filed in April 2005, first published in Europe in October 2005, and issued in the United States in August 2007. Composition of matter protection for ATI-5923 in the United States will expire in 2025. We also hold 15 foreign patent applications related to the ATI-5923 composition of matter. The broader patent family related to the ATI-5923 program also includes two issued patents and one pending application in the United States and four pending foreign applications. Our composition of matter patent for ATI-2042, our compound for the treatment of atrial fibrillation, issued in 2002 and expires in 2020. The patent family related to ATI-2042 includes an additional 41 patents and 30 pending patent applications issued in the United States and certain foreign jurisdictions.

        Additionally, for each of our product candidates, we may be entitled to an additional period of exclusivity in the United States for up to five years pursuant to the United States Drug Price Competition and Patent Term Restoration Act of 1984, more commonly known as the Hatch-Waxman Act. The Hatch-Waxman Act provides for up to five years to be added to a patent term in order to compensate the patentee for delays associated with seeking regulatory approval. If we gain such a five-year extension, we could have certain patent rights in the United States for ATI-7505 until 2030, for ATI-5923 until 2030 and for ATI-2042 until 2025. The five year extension, however, is not guaranteed and may be subject to a reduction if we fail to act diligently in the regulatory lenient period or if the term restoration extends the commercial life of a product covered by the patent beyond 14 years. In Europe, similar legislative enactments may allow us to obtain five-year extensions of certain of the European patents (once obtained) covering our product candidates through the granting of Supplementary Protection Certificates.

        We seek United States and international patent protection for a variety of products and technologies, including compositions of matter, formulations, methods of use, and processes for synthesis. Our commercial success will depend in part on obtaining this patent protection. In addition to patents, we rely upon unpatented trade secrets and know-how and continuing technological innovation to develop and maintain our competitive position. We seek to protect our proprietary information, in part, using confidentiality agreements with our commercial partners, collaborators, employees and consultants and invention assignment agreements with our employees. We also have confidentiality agreements or invention assignment agreements with some of our commercial partners and consultants. These agreements are designed to protect our proprietary information and, in the case of the invention assignment agreements, to grant us ownership of technologies that are developed in-house or through a relationship with a third party.

Manufacturing

        We do not have, and do not intend to establish in the near term, any of our own manufacturing capability for our product candidates, or their active pharmaceutical ingredients, or the capability to package any products we may sell in the future. With the exception of ATI-7505, we rely on a number of third-party manufacturers and suppliers to produce and supply the active pharmaceutical ingredients and drug products we require to meet the preclinical and clinical requirements of our product candidates. P&G is responsible for all manufacturing requirements of ATI-7505 for preclinical and clinical development and for commercial supply under our agreement with them.

        We currently do not have long-term supply contracts with any of our third-party manufacturers and suppliers, and they are not required to supply us with products for any specified periods, in any specified quantities or at any set price, except as may be specified in a particular purchase order. Our third-party manufacturers are subject to the FDA's current Good Manufacturing Practices, or cGMP, requirements and other rules and regulations prescribed by domestic and foreign regulatory authorities. We depend on our third-party suppliers and manufacturers for continued compliance with cGMP requirements and applicable foreign standards.

        We believe that qualified suppliers and manufacturers for our marketed products will continue to be available in the future, at a reasonable cost to us, although there can be no assurance that this will be the case.

Government Regulation

    FDA approval process

        In the United States, pharmaceutical products are subject to extensive regulation by the FDA. The Federal Food, Drug, and Cosmetic Act, or the FDC Act, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending new drug applications or NDAs, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution.

        Pharmaceutical product development in the United States typically involves preclinical laboratory and animal tests, the submission to the FDA of a notice of claimed investigational exemption or an investigational new drug application or IND, which must become effective before clinical testing may commence, and adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication for which FDA approval is sought. Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease.

        Preclinical tests include laboratory evaluation of product chemistry, formulation and toxicity, as well as animal trials to assess the characteristics and potential safety and efficacy of the product. The conduct of the preclinical tests must comply with federal regulations and requirements including good laboratory practices. The results of preclinical testing are submitted to the FDA as part of an IND along with other information including information about product chemistry, manufacturing and controls and a proposed clinical trial protocol. Long term preclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted.

        A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans. If the FDA has not commented on or questioned the IND within this 30-day period, the clinical trial proposed in the IND may begin.

        Clinical trials involve the administration of the investigational new drug to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted in compliance with federal regulations, good clinical practices or GCP, as well as under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol involving testing on U.S. patients and subsequent protocol amendments must be submitted to the FDA as part of the IND.

        The FDA may order the temporary or permanent discontinuation of a clinical trial at any time or impose other sanctions if it believes that the clinical trial is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. The study protocol and informed consent information for patients in clinical trials must also be submitted to an institutional review board, or IRB, for approval. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB's requirements, or may impose other conditions.

        Clinical trials to support NDAs for marketing approval are typically conducted in three sequential phases, but the phases may overlap. In Phase 1, the initial introduction of the drug into healthy human subjects or patients, the drug is tested to assess metabolism, pharmacokinetics, pharmacological actions, side effects associated with increasing doses and, if possible, early evidence on effectiveness. Phase 2 usually involves trials in a limited patient population, to determine the effectiveness of the drug for a particular indication or indications, dosage tolerance and optimum dosage, and identify common adverse effects and safety risks. If a compound demonstrates evidence of effectiveness and an acceptable safety profile in Phase 2 evaluations, Phase 3 trials are undertaken to obtain the additional information about clinical efficacy and safety in a larger number of patients, typically at geographically dispersed clinical trial sites, to permit FDA to evaluate the overall benefit-risk relationship of the drug and to provide adequate information for the labeling of the drug.

        After completion of the required clinical testing, an NDA is prepared and submitted to the FDA. FDA approval of the NDA is required before marketing of the product may begin in the United States. The NDA must include the results of all preclinical, clinical and other testing and a compilation of data relating to the product's pharmacology, chemistry, manufacture, and controls. The cost of preparing and submitting an NDA is substantial. Under federal law, the submission of most NDAs is additionally subject to a substantial application user fee, currently $1,178,000, and the manufacturer and/or sponsor under an approved new drug application are also subject to annual product and establishment user fees, currently $65,030 per product and $392,700 per establishment. These fees are typically increased annually.

        The FDA has 60 days from its receipt of a NDA to determine whether the application will be accepted for filing based on the agency's threshold determination that it is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of new drug applications. Most such applications for non-priority drug products are reviewed within ten months. The review process may be extended by FDA for three additional months to consider certain information or clarification regarding information already provided in the submission. The FDA may also refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA will inspect the facility or the facilities at which the drug is manufactured. FDA will not approve the product unless compliance with current good manufacturing practices is satisfactory and the NDA contains data that provide substantial evidence that the drug is safe and effective in the indication studied.

        After FDA evaluates the NDA and the manufacturing facilities, it issues an approval letter, an approvable letter or a not-approvable letter. Both approvable and not-approvable letters generally outline the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed to the FDA's satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included.

        An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of NDA approval, the FDA may require substantial post-approval testing and surveillance to monitor the drug's safety or efficacy and may impose other conditions, including labeling restrictions which can materially affect the potential market and profitability of the drug. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

    Pediatric Information

        Under the Pediatric Research Equity Act, or PREA, NDAs or supplements to NDAs must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan designation has been granted.

    The Hatch-Waxman Act

        In seeking approval for a drug through an NDA, applicants are required to list with the FDA each patent with claims that cover the applicant's product. Upon approval of a drug, each of the patents listed in the application for the drug is then published in the FDA's Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. Drugs listed in the Orange Book can, in turn, be cited by potential competitors in support of approval of an abbreviated new drug application, or ANDA. An ANDA provides for marketing of a drug product that has the same active ingredients in the same strengths and dosage form as the listed drug and has been shown through bioequivalence testing to be therapeutically equivalent to the listed drug. ANDA applicants are not required to conduct or submit results of pre-clinical or clinical tests to prove the safety or effectiveness of their drug product, other than the requirement for bioequivalence testing. Drugs approved in this way are commonly referred to as "generic equivalents" to the listed drug, and can often be substituted by pharmacists under prescriptions written for the original listed drug.

        The ANDA applicant is required to certify to the FDA concerning any patents listed for the approved product in the FDA's Orange Book. Specifically, the applicant must certify that: (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or (iv) the listed patent is invalid or will not be infringed by the new product. A certification that the new product will not infringe the already approved product's listed patents or that such patents are invalid is called a Paragraph IV certification. If the applicant does not challenge the listed patents, the ANDA application will not be approved until all the listed patents claiming the referenced product have expired.

        If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months, expiration of the patent, settlement of the lawsuit or a decision in the infringement case that is favorable to the ANDA applicant.

        The ANDA application also will not be approved until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the referenced product has expired. Federal law provides a period of five years following approval of a drug containing no previously approved active ingredients, during which ANDAs for generic versions of those drugs cannot be submitted unless the submission contains a Paragraph IV challenge to a listed patent, in which case the submission may be made four years following the original product approval. Federal law provides for a period of three years of exclusivity following approval of a listed drug that contains previously approved active ingredients but is approved in a new dosage form, route of administration or combination, or for a new use, the approval of which was required to be supported by new clinical trials conducted by or for the sponsor, during which FDA cannot grant effective approval of an ANDA based on that listed drug.

    Other Regulatory Requirements

        Once an NDA is approved, a product will be subject to certain post-approval requirements. For instance, FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the internet.

        Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved labeling. Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new NDA or NDA supplement before the change can be implemented. An NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing NDA supplements as it does in reviewing NDAs.

        Adverse event reporting and submission of periodic reports is required following FDA approval of an NDA. The FDA also may require post-marketing testing, known as Phase 4 testing, risk minimization action plans, and surveillance to monitor the effects of an approved product or place conditions on an approval that could restrict the distribution or use of the product. In addition, quality control as well as drug manufacture, packaging, and labeling procedures must continue to conform to current good manufacturing practices, or cGMPs, after approval. Drug manufacturers and certain of their subcontractors are required to register their establishments with FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA during which the agency inspects manufacturing facilities to access compliance with cGMPs. Accordingly, manufacturers must continue to expend time, money and effort in the areas of production and quality control to maintain compliance with cGMPs. Regulatory authorities may withdraw product approvals or request product recalls if a company fails to comply with regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered.

    Anti-Kickback, False Claims Laws & The Prescription Drug Marketing Act

        In addition to FDA restrictions on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict certain marketing practices in the pharmaceutical industry in recent years. These laws include anti-kickback statutes and false claims statutes. The federal healthcare program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other. Violations of the anti-kickback statute are punishable by imprisonment, criminal fines, civil monetary penalties and exclusion from participation in federal healthcare programs. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor.

        Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to have a false claim paid. Recently, several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly inflating drug prices they report to pricing services, which in turn were used by the government to set Medicare and Medicaid reimbursement rates, and for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. In addition, certain marketing practices, including off-label promotion, may also violate false claims laws. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

    Physician Drug Samples

        As part of the sales and marketing process, pharmaceutical companies frequently provide samples of approved drugs to physicians. The Prescription Drug Marketing Act, or the PDMA, imposes requirements and limitations upon the provision of drug samples to physicians, as well as prohibits states from licensing distributors of prescription drugs unless the state licensing program meets certain federal guidelines that include minimum standards for storage, handling and record keeping. In addition, the PDMA sets forth civil and criminal penalties for violations.

Facilities

        We lease approximately 44,000 square feet of office and laboratory space in one building in Fremont, California where we conduct our operations. The lease expires in March 2013, although we have the option to extend the lease for an additional term of five years. The 2007 annual base rental amount payable under this lease is approximately $866,800, subject to periodic increases. We may require additional space as our business expands.

Employees

        As of June 30, 2007 we had 70 employees, 57 of whom were engaged in research and product development activities. Of these, three hold medical degrees and 20 hold Ph.D.s. Our employees are not represented by a collective bargaining agreement. None of our employees are represented by a labor union and we believe our relations with our employees are good.

Legal Proceedings

        From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not currently a party to any legal proceedings the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, operating results, financial condition or cash flows.

MANAGEMENT

Executive Officers and Directors

        The table below lists our executive officers and directors, their ages and positions as of June 30, 2007:

Name	Age	Position(s)
Paul Goddard, Ph.D.	57	Chairman of the Board and Chief Executive Officer
Peter G. Milner, M.D.	51	President, Research and Development and Director
John Varian	48	Chief Operating Officer and Chief Financial Officer
Pascal Druzgala, Ph.D.	52	Vice President and Chief Scientific Officer
Daniel Canafax, Pharm.D.	54	Vice President and Chief Development Officer
David Nagler	54	Vice President, Corporate Affairs and Secretary
Robert Adelman, M.D.(1)(2)	44	Director
Lars G. Ekman, M.D., Ph.D.(2)	57	Director
Keith R. Leonard(2)(3)	45	Director
Herm Rosenman(3)	59	Director
Paul Sekhri(1)(3)	49	Director
Nicholas Simon(1)	53	Director

(1)
Member of our compensation committee

(2)
Member of our nominating and corporate governance committee

(3)
Member of our audit committee

        Paul Goddard, Ph.D. has served as the Chairman of our board of directors since August 2003 and was appointed our Chief Executive Officer in April 2005. From March 2000 to August 2005, Dr. Goddard served as chairman and part-time executive of several companies including A.P. Pharma, Inc., a pharmaceutical company, and XenoPort, Inc., a biopharmaceutical company. From October 1998 until March 2000, he was chief executive officer of Elan Pharmaceuticals, Inc., the largest division of Elan Corporation plc, a biotechnology company. He was chief executive officer of Neurex Corporation, a biotechnology company, from February 1991 until October 1998 when the company was acquired by Elan Corporation plc. Prior to 1991, Dr. Goddard held various senior management positions at SmithKline Beecham plc, a pharmaceutical company, including senior vice president strategic marketing and senior vice president Far East region. He obtained his doctorate degree from St. Mary's Hospital, London, in the area of etiology and pathophysiology of colon cancer. Dr. Goddard remains on the board of directors of A.P. Pharma, Inc., Adolor Corporation, a biopharmaceutical company, and Onyx Pharmaceuticals, Inc., a biopharmaceutical company.

        Peter G. Milner, M.D. is our co-founder and has served as President, Research and Development, since April 2005 and a member of our board of directors since February 1997. From February 1997 until February 2005, Dr. Milner served as our Chief Executive Officer. Dr. Milner is a board certified physician and cardiologist, and serves as voluntary clinical faculty at Stanford Veterans' Hospital. In June 1992, Dr. Milner co-founded CV Therapeutics, Inc., a biopharmaceutical company. Prior to CV Therapeutics, Inc., Dr. Milner was an assistant professor of medicine at Washington University in St. Louis, Missouri. Dr. Milner has numerous patents in his name and is the author of several scientific articles published in peer-reviewed journals. Dr. Milner attended the University of Liverpool, England where he received a bachelor of sciences degree with honors in biochemistry and a degree in medicine. He completed his postgraduate training in medicine at Johns Hopkins Medical School, cardiology and pharmacology at University of Virginia and molecular biology at Washington University in St. Louis. Dr. Milner is a Fellow of the American College of Cardiology, serves on the board of directors of California Healthcare Institute and the Scientific Advisory Board of Novartis Institute of Biomedical Research in Cambridge, Massachusetts.

        John Varian has served as our Chief Operating Officer since December 2003 and as our Chief Financial Officer since April 2006. He was formerly chief financial officer of Genset S.A., a biotechnology company. He also participated as a key member of the negotiating team in the sale of the company to Serono of Switzerland. From October 1998 to April 2000, Mr. Varian served as senior vice president, finance and administration of Elan Pharmaceuticals, Inc. He was chief financial officer of Neurex Corporation from June 1997 until October 1998 when the company was acquired by Elan Corporation plc. Mr. Varian is a founding member of the Bay Area Bioscience Center and a former chairman of the Association of Bioscience Financial Officers International Conference. Mr. Varian received a B.B.A. degree from Western Michigan University.

        Pascal Druzgala, Ph.D. is our co-founder and has served as our Vice President, Research and Chief Scientific Officer since February 1997. Dr. Druzgala is responsible for all research related activities of our company. Prior to the founding of ARYx, Dr. Druzgala also co-founded Advanced Therapies, Inc., a biopharmaceutical company, in October 1994. Earlier in his career, Dr. Druzgala served as group leader at Xenon Vision, where the retrometabolic drug design concept was applied to four drugs for ocular delivery. One of these drugs, loteprednol etabonate (Alrex or Lotemax), is now marketed by Bausch & Lomb, Inc., an eye care company. Dr. Druzgala was a Ph.D. chemist at Pharmatec working on brain-delivery systems for antivirals and estrogens. Dr. Druzgala received a Pharm.D degree from the University of Montpellier, France, and then earned his diplôme d'études approfondies degree at the European Institute of Industrial Pharmaceutical Sciences in Montpellier, France. Dr. Druzgala later graduated from the University of Florida with a doctorate in medicinal chemistry. He completed his post doctorate work at the Center for Drug Design and Discovery at the University of Florida where he first experimented with various drug discovery programs utilizing retrometabolic techniques.

        Daniel M. Canafax, Pharm.D. has served as our Vice President and Chief Development Officer since February 2007. Dr. Canafax has overall responsibility for the development of our pipeline of products from preclinical development through clinical trials. From July 2002 to February 2007, Dr. Canafax served as vice president of clinical development at XenoPort, Inc. From June 2001 to July 2002, Dr. Canafax acted as director and medical monitor at MedImmune, Inc., a pharmaceutical company. Dr. Canafax received his B. Pharm. degree from Washington State University and his Pharm.D. degree from the University of Kentucky.

        David Nagler has served as our Vice President, Corporate Affairs, and Secretary since July 2003. From June 1995 to September 2002, Mr. Nagler served at Genentech, Inc., a biotechnology company, including as its vice president of human resources and its senior director of government affairs. Prior to joining Genentech, Mr. Nagler co-founded JLA Associates in Sacramento, a legislative consulting and association management company that he later sold to Nossaman Guthner Knox & Elliott LLP, a law firm. Mr. Nagler received a bachelor of arts degree in public policy and philosophy from the University of California, Berkeley. Mr. Nagler is a member of the board of directors of U.C. Davis CONNECT, a program designed to foster the success of new business ventures in the Sacramento region.

        Rob Adelman, M.D. has served as a member of our board of directors since July 2002. Since March 2002, Dr. Adelman has worked at OrbiMed Advisors, LLC, a venture capital firm, where he is a private equity partner and focuses on private equity investments and structured transactions of small-capitalization public equity companies. In addition, Dr. Adelman was a founder of Sientra, Inc., an aesthetics company, and Veritas Medicine, Inc., a clinical trials patient recruitment company. He was also a co-founder of Operon Technologies, Inc., a biotechnology company, now owned by QIAGEN N.V., a biotechnology company. Dr. Adelman trained as an orthopedic surgeon at the Hospital for Special Surgery at Cornell University and received his bachelor of arts degree from the University of California, Berkeley, and his doctorate of medicine degree from Yale University School of Medicine.

        Lars Ekman, M.D., Ph.D. has served as a member of our board of directors since November 2003. Dr. Ekman is the executive vice president and president, global R&D and corporate strategy of Elan

Corporation plc. Prior to joining Elan, he served as executive vice president, R&D, at Schwarz Pharma AG, a pharmaceutical company. Dr. Ekman has also served in a variety of senior scientific and clinical functions at Pharmacia Corp., which was acquired by Pfizer, Inc., a pharmaceutical company. Dr. Ekman is a board certified surgeon with a Ph.D. in experimental biology and has held several clinical and academic positions in both the United States and Europe. He obtained his doctorate degree and doctorate of medicine degree from the University of Gothenburg, Sweden.

        Keith R. Leonard has served as a member of our board of directors since September 2005. Since August 2005, Mr. Leonard has served as president and chief executive officer of Kythera Biopharmaceuticals, a biopharmaceutical company. From October 1991 to November 2004, Mr. Leonard held various positions with Amgen, Inc., a biopharmaceutical company, and its affiliates, most recently as senior vice president and general manager of Amgen Europe. Mr. Leonard holds a master of business administration from The Anderson School of Management, University of California, Los Angeles, a master of science in mechanical engineering from University of California, Berkeley, a bachelor of arts in history from University of Maryland, College Park, and a bachelor of science in engineering from University of California, Los Angeles.

        Herm Rosenman has served as a member of our board of directors since January 2006. Since June 2001, Mr. Rosenman has served as the senior vice president of finance and chief financial officer of Gen-Probe Incorporated, a company that produces products for the clinical laboratory and blood screening. Mr. Rosenman received a B.B.A. in finance and accounting from Pace University and an M.B.A. in finance from the Wharton School of the University of Pennsylvania. Mr. Rosenman serves on the board of directors of Infinity Pharmaceuticals, Inc., a biopharmaceutical company.

        Paul Sekhri has served as a member of our board of directors since September 2004. Since December 2004, Mr. Sekhri has served as president and chief executive officer of Cerimon Pharmaceuticals, Inc., a biopharmaceutical company. From October 2003 to December 2004 he served as president and chief business officer of ARIAD Pharmaceuticals, Inc., an oncology company. From December 2002 to September 2003, Mr. Sekhri was a partner at the Sprout Group, a venture capital affiliate of Credit Suisse, a financial services institution. From August 1999 to January 2003, Mr. Sekhri held various positions with Novartis Pharma AG, a pharmaceutical company, most recently as its senior vice president and head of global search and evaluation. Mr. Sekhri received his M.Sc. and B.Sc. from the University of Maryland.

        Nicholas Simon has served as a member of our board of directors since June 2002. In February 2005, Mr. Simon co-founded Clarus Ventures, LLC, a venture capital firm focused on life sciences companies. Mr. Simon has been a general partner of MPM BioVentures III, a healthcare venture capital fund, since October 2001. From April 2000 to July 2001, Mr. Simon was chief executive officer and founder of Collabra Pharma, Inc., a pharmaceutical company. Mr. Simon served in various management positions at Genentech, Inc., including its vice president of business and corporate development. Mr. Simon is currently on the board of directors of Sientra, Inc. and several pharmaceutical companies: Barrier Therapeutics, Inc., Neosil, Inc., QuatRx Pharmaceuticals Company, Pearl Therapeutics, Inc., Poniard Pharmaceuticals, Inc. and Verus Pharmaceuticals, Inc. He is also on the advisory council of the Gladstone Institute, a private not-for-profit research institute affiliated with the University of California, San Francisco. Mr. Simon received a bachelor of sciences degree in microbiology from the University of Maryland and a masters in business administration in marketing from Loyola College.

Board of Directors

        Our board of directors consists of eight members. Our board of directors has determined that all of our directors, other than Drs. Goddard and Milner, are "independent" within the meaning of applicable NASDAQ listing standards.

        Effective upon the closing of this offering, our board of directors will be divided into three classes, as follows:

  •
  Class I, which will consist of Dr. Milner, Mr. Simon and Dr. Adelman, and whose term will expire at our annual meeting of stockholders to be held in 2008;

  •
  Class II, which will consist of Mr. Leonard, Dr. Ekman and Mr. Sekhri, and whose term will expire at our annual meeting of stockholders to be held in 2009; and

  •
  Class III, which will consist of Mr. Rosenman and Dr. Goddard, and whose term will expire at our annual meeting of stockholders to be held in 2010.

        At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in our control or management. Under Delaware law, our directors may be removed for cause by the affirmative vote of the holders of a majority of our voting stock.

Board Committees

        Our board of directors currently has an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and primary responsibilities of each committee are described below.

    Audit Committee

        The members of our audit committee are Mr. Rosenman, Mr. Leonard and Mr. Sehkri. Mr. Rosenman chairs the audit committee. Our board of directors has determined that all members of our audit committee satisfy the independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the applicable NASDAQ listing standards. Our board of directors has also determined that Mr. Rosenman qualified as an audit committee financial expert within the meaning of the regulations of the Securities and Exchange Commission and the applicable NASDAQ listing standards. In making this determination, our board of directors has considered the nature and scope of experience Mr. Rosenman has previously had with reporting companies and his employment in the corporate finance sector. Both our independent registered public accounting firm and management periodically meet privately with our audit committee.

        The primary purpose of the audit committee is to discharge the responsibilities of our board of directors with respect to our accounting, financial and other reporting and internal control practices and to oversee our independent auditors. Specific responsibilities of our audit committee include:

  •
  appointing and retaining a registered public accounting firm to serve as independent auditors to audit our financial statements, overseeing the independent auditors' work and determining the independent auditors' compensation;

  •
  approving in advance all audit services and non-audit services to be provided to us by our independent auditors;

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  reviewing and discussing with management and our independent auditors the results of the annual audit and the independent auditors' review of our quarterly financial statements;

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  conferring with management and our independent auditors about the scope, adequacy and effectiveness of our internal accounting controls;

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  reviewing and discussing with management and our independent auditors significant issues regarding accounting principles and policies and any material disagreements regarding financial reporting and accounting practices and policies;

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  reviewing and approving all related-party transactions; and

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  handling complaints regarding accounting, internal accounting controls or auditing matters and establishing procedures for the receipt, retention and treatment of such complaints.

    Compensation Committee

        The members of our compensation committee are Mr. Sekhri, Dr. Adelman and Mr. Simon. Mr. Sekhri chairs the compensation committee. Each member of the compensation committee is independent within the meaning of applicable NASDAQ listing standards, is a "non-employee director" as defined in Rule 16b-3 promulgated under the Exchange Act, and is an "outside director" as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended. The purpose of our compensation committee is to discharge the responsibilities of our board of directors to oversee our compensation policies, plans and programs, and to review and determine the compensation to be paid to our executive officers and directors. Specific responsibilities of our compensation committee include:

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  reviewing and approving our overall compensation strategies and policies;

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  determining the compensation and terms of employment of our chief executive officer and our other executive officers; and

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  administering our equity benefit plans.

    Nominating and Corporate Governance Committee

        The members of our nominating and corporate governance committee are Dr. Ekman, Dr. Adelman and Mr. Leonard. Dr. Ekman chairs the corporate governance committee. Each member of the nominating and corporate governance committee is independent within the meaning of applicable NASDAQ listing standards. The responsibilities of our nominating and corporate governance committee include:

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  identifying and recommending candidates to our board of directors and committees of our board of directors;

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  assessing the performance of our board of directors and its committees and of individual directors;

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  developing, reviewing and assessing our corporate governance principles; and

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  overseeing our legal, regulatory and ethical compliance programs, other than handling complaints related to accounting and financial matters, which are delegated to the audit committee.

    Lead Independent Director

        If at any time the Chairman of our board of directors is not an independent director, the board of directors may designate one of the independent directors then on our board of directors to serve as our lead independent director. The responsibilities of our lead independent director include:

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  consulting with and acting as a liaison between the board of directors and our Chairman;

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  establish the agendas for meetings of the board of directors and serve as chairman of such meetings in the absence of our Chairman;

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  establish the agenda and preside over meetings of the independent members of the board of directors;

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  coordinate with committee chairs regarding committee meeting agendas and informational requirements;

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  preside over any portions of meetings of our board of directors at which the evaluation or compensation of our Chief Executive Officer or the performance of our board of directors is presented or discussed;

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  coordinate the activities of the other independent directors and perform such other duties as may be established or delegated by our Chairman; and

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  otherwise consult with our Chairman and management on matters relating to corporate governance and board of directors performance matters.

        In performing the duties described above, the lead independent director is expected to consult with the chair of any committees of the board of directors and solicit their participation in order to avoid diluting the authority or responsibilities of such committee. If our Chairman is an independent director, then he or she shall perform the functions otherwise assigned to our lead independent director. Mr. Rosenman has been designated as our lead independent director.

Compensation Committee Interlocks and Insider Participation

        None of the members of the compensation committee is currently or has been at any time one of our officers or employees. None of our officers currently serves, or has served during the last completed fiscal year, as a member of the board of directors or compensation committee of any entity that has one or more officers serving as a member of our board of directors or compensation committee.

Scientific Advisors

        We have established a Scientific Advisory Board, or advisory board, composed of industry and academic experts who have demonstrated excellence in research in the biopharmaceutical area. Members of our advisory board meet formally and informally with us. We have advisory board members with specialties in each of our targeted indications.

        Members of our advisory board primarily provide us advice on our long-term scientific planning, research and development plans and strategies. They also evaluate our research programs and provide recommendations on technology matters.

        We have entered into a written agreement with each member of our advisory board pursuant to which the advisory board member is obligated to provide consulting services relating to the research, design and development of our product candidates. The agreements may be terminated by us or by the advisory board member upon 60 days notice. We own the rights to any inventions or ideas made or conceived by each advisory board member during performance of the consulting services.

        Each member of our advisory board currently receives a $5,000 annual retainer and an additional $4,000 for each advisory board meeting attended. We also reimburse members of our advisory board for their travel and other reasonable expenses incurred in attending or participating in meetings of our advisory board. Additionally, we grant each advisory board member an initial non-statutory stock option to purchase 1,666 shares of our common stock upon their appointment to our advisory board. Each non-employee advisory board member who joined the advisory board prior to 2004 has also been granted a non-statutory stock option to purchase 416 shares of our common stock. The initial and subsequent grants vest monthly over two years from the date of grant. All stock options granted to members of our advisory board have a term of ten years.

        Several members of our advisory board are employed by academic institutions and may have commitments to, or agreements with, other entities that may limit their availability to us. Members of our advisory board may also serve as consultants to other biopharmaceutical companies, including those that may be competitive with ours.

        The current members of our advisory board are as follows:

Name	Professional Affiliation
Armen Tashjian, M.D.	Harvard School of Public Health
David Floyd, Ph.D.	Pharmacopeia, Inc.
Kazumi Shiosaki, Ph.D.	MPM Capital
Mark Keating, M.D.	Novartis Institute for Biomedical Research, Inc.
Paul Erhardt, Ph.D.	The University of Toledo, College of Pharmacy
Robert Hanzlik, Ph.D.	The University of Kansas, Department of Medicinal Chemistry

COMPENSATION DISCUSSION AND ANALYSIS

Overview

        Our executive compensation program is designed to help us attract, as needed, talented individuals to manage and operate all aspects of our business, to reward those individuals fairly over time and to retain those individuals who continue to meet our high expectations. The goals of our executive compensation program are to align our executive officers' compensation with our business objectives and the interests of our stockholders, to incentivize and reward our executive officers for our success and to reflect the teamwork philosophy of our executive management team. To achieve these goals, our compensation committee establishes executive compensation and benefit packages that are generally based on a mix of base salary, cash incentive payments and equity awards, in the proportions that our compensation committee believes are the most appropriate to incentivize and reward our executive officers for achieving our objectives. Our executive compensation program is also intended to make us competitive in the San Francisco Bay Area and in the pharmaceutical and biotechnology industry, where there is significant competition for talented employees, and to be fair relative to other professionals within our organization. We believe that we must provide competitive compensation packages to attract and retain the most talented and dedicated executive officers possible and to help our executive management function as a stable team over the longer term.

Role of Our Compensation Committee in Setting Executive Compensation

        Our compensation committee approves, administers and interprets our executive compensation program. The compensation committee was appointed by our board of directors, and consists solely of directors who are "outside directors" for purposes of Section 162(m) and "non-employee directors" for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended. Our compensation committee is comprised of Dr. Adelman and Messrs. Sekhri and Simon.

        The compensation committee has established a compensation philosophy for our company. It is applied to all employees including officers. Generally, the philosophy establishes that base cash salary, company-provided benefits (health, dental and vision care insurance, paid vacation and other holidays, and matches to employee contributions into a 401(k) plan), equity awards and discretionary cash incentive payments constitute total compensation. Although our compensation committee has not adopted any formal guidelines for allocating total compensation among these elements, we intend to implement and maintain compensation plans that tie a substantial portion of our executives' overall compensation to the achievement of corporate goals and value-creating milestones. We believe that performance and equity-based compensation are important components of the total executive compensation package for maximizing stockholder value while, at the same time, attracting, motivating and retaining highly-qualified executives. Our compensation philosophy also provides that total compensation is intended to remain competitive with similar biotechnology and pharmaceutical companies so that we can attract and retain the most talented and dedicated employees. However, the compensation of our executive officers is based in part on the terms of employment agreements we entered into with each of our executive officers at the time they joined the company. These agreements set forth the initial base salaries for our executive officers as well as initial targeted cash incentive payments and the equity awards provided (subject, in each case, to the final determination of our compensation committee or board of directors).

        None of our executive officers, other than our Chief Executive Officer, participate in the compensation committee's executive compensation discussions. The compensation committee does not delegate any of its functions to others in determining executive compensation. However, our compensation committee retains the services of a third-party executive compensation specialist from time to time, as it sees fit, in connection with the establishment and administration of our executive compensation program and related policies.

Annual Review and Benchmarking of Executive Compensation

        We conduct an annual benchmark review of the aggregate level of our executive compensation program, as well as the mix of elements used to compensate our executive officers. As part of this review, the compensation committee considers recommendations from Paul Goddard, our Chief Executive Officer, and human resources input from David Nagler, our Vice President Corporate Affairs, in determining executive compensation. While Dr. Goddard and Mr. Nagler provide valuable input to the compensation committee, they do not participate in determining their own compensation. The information provided by our human resources department consists of the results of our annual performance reviews. The input received from our retained outside compensation consultant provides the committee with current benchmarking information and other publicly available data on general compensation practices and policies of peer companies within and outside our industry, the specific cash and equity compensation of executives with similar duties in peer companies and the trends observed in our industry in the compensation of executives officers. While benchmarking may not always be appropriate as a stand-alone tool for setting compensation due to the aspects of our business and objectives that may be unique to us, we generally believe that it is an important part of our decision-making process. For 2007, 27 publicly-traded peer companies in the pharmaceuticals and biotechnology industry were used as benchmarks, including the following:

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  ACADIA Pharmaceuticals, Inc;

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  Affymax, Inc.;

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  Anadys Pharmaceuticals, Inc;

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  Critical Therapeutics, Inc;

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  Icagen, Inc;

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  Immunicon Corp;

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  Memory Pharmaceuticals Corp;

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  Tercica, Inc; and

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  XenoPort, Inc.

        These peer companies were chosen because they had recently made initial public offerings and were generally similar to ours in terms of industry, capital structure, financial attributes and competition for talent. Based on the compensation committee's philosophy, we benchmark our executive compensation against the median updated compensation paid by these peer companies. Elements of compensation benchmarked included base salary, cash incentive payments and long-term equity compensation.

Elements of Our Executive Compensation Program

        Our executive compensation program consists of three principal components: base salary, cash incentive payments based on achievement of performance milestones and long-term incentive compensation in the form of equity awards. Each component of our executive compensation program is designed to address specific compensation objectives. Base salary is generally reviewed independently of the incentive components and is designed to keep salaries at the lowest potential competitive level, allowing a greater portion of total compensation to be performance based. The compensation committee generally reviews cash incentive payments and long-term equity incentives in a more integrated manner, attempting to ensure that our executive officers are rewarded both on an annual basis (through cash incentive payments designed to recognize performance over an annual period) as well as over a sustained period (through long-term equity incentives based on an increase in stockholder value). In determining the amount and mix of compensation elements and whether each element provides the correct incentives and rewards for performance consistent with our short and long-term goals and objectives, the compensation committee relies on its judgment about each individual rather than adopting a formulaic approach to compensation decisions it believes are too narrowly responsive to short-term changes in business performance. As a result, the compensation committee does not utilize a fixed weighting system between compensation elements for each executive officer, but rather utilizes a subjective assessment of each executive officer's overall contribution to the business, scope of the executive officer's responsibilities and the executive officer's historical performance to determine that executive officer's annual compensation. Our executive officers are also eligible to participate, on the same basis as other employees, in our 401(k) plan and our other benefit programs generally available to all employees. Our executive officers do not receive any perquisites.

        Base Salary.    Each of our executive officers entered into an employment agreement with us at the time they joined the company that provided for an initial base salary, subject to annual increases determined by the compensation committee. We review company and individual performance annually, shortly after the end of each calendar year. As discussed above, Dr. Goddard and Mr. Nagler review the executive officers' salaries with the compensation committee in connection with the compensation committee's annual performance review. In establishing the 2007 base salaries of our executive officers, our compensation committee took into account a number of factors, including the executive's seniority, position, functional role and level of responsibility and individual performance, and awarded salary increases based on increases in cost of living and competition for talent in the San Francisco Bay Area. Base salaries of our executive officers will continue to be reviewed on an annual basis and adjustments will be made to reflect individual performance-based factors, as well as our company's financial status and the above-mentioned competitive factors. We do not intend to apply specific formulas to determine increases. Components of individual performance include core competencies such as job knowledge, delivery of results, communication, teamwork, quality, initiative and dependability, and also expense management, planning, process improvements, recruitment, retention, coaching, mentoring and other measurable company-specific goals.

        Cash Incentive Payment.    In addition to base salaries, our compensation committee has the authority to award discretionary cash incentive payments, or cash bonuses, annually to all of our employees, including our executive officers. The annual cash incentive payments are intended to compensate our executive officers for achieving corporate goals and for achieving what the compensation committee believes to be value-creating milestones. Our annual cash incentive payments are paid in cash in an amount reviewed and approved by our compensation committee and ordinarily are each paid in a single installment in the first quarter following the end of a given calendar year for performance in the prior year. Each executive officer is eligible for a discretionary annual cash incentive payment up to an amount equal to a specified percentage of such executive officer's salary. The target percentages are set at levels that, upon achievement of the target percentage, are likely to result in cash incentive payments that our compensation committee believes to be at approximately the 50th percentile of target amounts for comparable companies in the biotechnology and pharmaceutical industry. However, the actual cash incentive payments awarded in any year, if any, may be more or less than the established target percentages, depending on individual performance and the achievement of our corporate objectives. Whether or not a cash incentive payment is paid for any year is within the discretion of the compensation committee. The compensation committee also determines the size of the total pool of cash incentive payments that may be awarded, which is based in large part on our board of directors' determination of our success in achieving our corporate objectives for the plan year. The compensation committee determines the portion of the total pool, if any, that will be allocated to the executive officers as a group and the cash incentive payments for each of our executive officers. Dr. Goddard provides input to the compensation committee with respect to cash incentive payments for executive officers other than himself.

        At the end of each year, our compensation committee determines the level of achievement for each corporate goal and value-creating milestone and for each individual performance goal, and awards credit for the particular level of achievement. Final determinations as to bonus levels are then based in part on the achievement of these corporate and individual goals or milestones, as well as our board of directors' assessment as to the overall success of our company and the development of our business. These goals and milestones and the proportional emphasis placed on each goal and milestone are subjective determinations which may vary, from time to time, depending on our overall strategic objectives and the job responsibilities of each executive officer, but relate generally to factors such as development and progression of our existing product candidates, achievement of clinical and regulatory milestones, establishment of new collaborative arrangements, achievement of sales and marketing targets, and to financial factors such as raising or preserving capital and improving our results of operations. For performance in 2006, the corporate goals and milestones for our executive officers included the following:

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  completion of certain clinical studies on our product candidates and related preclinical studies, specifically, two Phase 2 clinical trials of ATI-7505, two Phase 1 clinical trials of ATI-5923 and one Phase 2 clinical trial of ATI-2042;

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  development of a new product candidate for preclinical development;

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  successful completion of our Series E preferred stock private financing to meet our additional capital requirements; and

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  consummation of a strategic collaboration arrangement for ATI-7505.

        The compensation committee established cash incentive payments to be paid in 2007 for performance in 2006 at a target percentage up to 50.0% of base salary for our Chief Executive Officer, up to 45.0% of base salary for our President, Research and Development and up to 25.0% of base salary for each of our other executive officers. The actual amount of incentive payments for 2006 was determined in February 2007 following a review of the achievement of our overall corporate goals and milestones and each executive officer's individual performance and contribution. The compensation committee determined the level of achievement (i.e., meets, exceeds, falls below) for each corporate goal and value-creating milestone and for each individual performance goal, and awarded credit for each executive officer's respective level of achievement. Corporate goals and milestones received 40% weighting and individual performance goals received 60% weighting. The weighted score was used to determine the cash incentive payment as a percentage of each executive officer's base salary. Each executive officer's individual performance goals are more fully described in the section entitled "Compensation Actions for our Executive Officers."

        In February 2007, the compensation committee determined the corporate and individual goals and milestones that it will apply in determining cash incentive payments to executive officers, if any, for performance in 2007. The compensation committee maintained the same target percentages established for 2006 performance in 2007, with the exception of our President, Research and Development, for whom the target percentage for 2007 was set at 30.0% of his base salary, as agreed at the time of transition to his current position in 2005. For 2007, the corporate goals and milestones for our executive officers includes the following:

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  contribution towards our strategic collaboration with Procter & Gamble Pharmaceuticals Inc. and the development of ATI-7505;

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  completion of an additional Phase 2 clinical trial of ATI-5923;

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  design and enrollment of an additional Phase 2 clinical trial of ATI-2042 to enable a potential strategic collaboration arrangement for this product candidate;

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  identification of the lead product candidate for our ATI-9000 development program and development of the related manufacturing process and preclinical development program;

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  development of two new product candidates for eventual preclinical development; and

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  successful implementation of a corporate funding strategy to enable support our continued operations beyond 2008.

        The compensation committee has not determined whether it would attempt to recover cash incentive payments paid to our executive officers if the performance objectives that led to the determination of such payments were to be restated, or found not to have been met to the extent originally believed by the compensation committee. However, as a public company, if we are required to restate our financial results due to our material noncompliance with any financial reporting requirements under the federal securities laws, as a result of misconduct, our Chief Executive Officer and Chief Financial Officer may be legally required to reimburse us for any bonus or other incentive-based or equity-based compensation they receive in accordance with the provisions of Section 304 of the Sarbanes-Oxley Act of 2002.

        Long-Term Equity Compensation.    The salary and cash incentive payment components of our executive compensation program are intended to compensate our executive officers for short-term performance. We believe that long-term performance is achieved through an ownership culture that encourages such performance by our executive officers through the use of equity-based awards. Our equity benefit plans have been established to provide certain of our employees, including our executive officers, with incentives to help align those employees' interests with the interests of our stockholders. Our compensation committee believes that the use of equity and equity-based awards offers the best approach to achieving our compensation goals and currently provides tax and other advantages to our employees relative to other forms of equity compensation. We believe that our equity benefit plans are an important retention tool for our employees.

        We have not adopted stock ownership guidelines, and, other than for our co-founders, our equity benefit plans have provided the principal method for our executive officers to acquire equity or equity-linked interests in our company. Prior to this offering, we have granted equity awards primarily through our 2001 Equity Incentive Plan, which was adopted by our board of directors and stockholders to permit the grant of stock options, stock appreciation rights, restricted stock and other stock-based awards to our officers, directors, scientific advisory board members, employees and consultants. In 2006, certain named executive officers, who are designated below under "—Executive Compensation—Summary Compensation Table," were awarded stock options and restricted stock awards under our 2001 Equity Incentive Plan in the amounts indicated in the section below entitled "—Executive Compensation—Grants of Plan Based Awards." In determining the size of the equity awards granted to our executive officers, the compensation committee took into account each executive officer's position, scope of responsibility, ability to affect stockholder value, the individual's historic and recent performance, and our policy of looking to market data of equity grants given to officers of similar responsibility in peer companies in our industry.

        In connection with this offering, our board of directors has adopted new equity benefit plans described under "—Equity Benefit Plans" below. The 2007 Equity Incentive Plan will replace our existing 2001 Equity Incentive Plan immediately following this offering and, as described below, will afford our compensation committee much greater flexibility in making a wide variety of equity awards. Participation in our 2007 Employee Stock Purchase Plan that we have adopted and which will become effective after this offering will also be available to all executive officers following this offering on the same basis as our other employees. The 2007 Non-Employee Directors Stock Option Plan that will become effective after this offering will provide for non-discretionary equity awards to our non-employee directors.

        In the absence of a public trading market for our common stock, the fair value of our common stock during the years ended December 31, 2004, 2005 and 2006, and for the six months ended June 30, 2007 was determined by our board of directors in good faith based upon consideration of a number of objective and subjective factors, including the factors described below:

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  our stock option grants involved illiquid securities in a private company;

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  the shares of our common stock acquired upon exercise of stock options are subject to vesting;

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  prices of our Series A, Series B, Series C, Series D and Series E convertible preferred stock issued primarily to outside investors in arms-length transactions, and the rights, preferences and privileges of our preferred stock relative to those of our common stock;

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  our results of operations, financial status and the status of our research and product development efforts;

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  our stage of development and business strategy;

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  the composition of and changes to our management team; and

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  the likelihood of achieving a liquidity event for the shares of our common stock underlying stock options, such as an initial public offering of our common stock or our sale to a third-party, given prevailing market conditions.

        In February 2006, in response to Section 409A of the Internal Revenue Code of 1986, as amended, or Section 409A, and the related regulations proposed by the U.S. Internal Revenue Service, we performed an in-depth contemporaneous valuation analysis as of February 2006 to determine the fair market value of our common stock and a retrospective analysis as of April 2005 and August 2005. Those dates were specifically chosen as certain corporate events occurred approximate to those dates that, in retrospect, our management determined would possibly have had bearing upon the relative fair value of our common stock, for accounting purposes, at the time the events occurred. Namely, approximate to April 2005, our ATI-2042 and ATI-7505 programs began Phase 2 clinical trial activities; approximate to August 2005, our ATI-5923 program began Phase 1 clinical trial activities; and approximate to February 2006, we had completed our Series E convertible preferred stock financing and had received the completed trial results related to one of the Phase 2 clinical trials for our ATI-7505 product candidate. In conducting this valuation, we relied upon a selected private financing methodology to ascertain the fair value of our common stock. The selected private financing methodology included consideration of a range of 37 to 47 specifically identified private financing events for companies with a similar number of products, with products that address similar markets and with products at similar stages of development as ours. This approach is consistent with the methods outlined in the AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Based on this assessment, we determined the fair value of our common stock to be $3.00 per share as of February 2006. Furthermore, we retrospectively concluded that the fair value of our common stock, for accounting purposes, had increased to $2.88 per share as of April 2005, and remained at $2.88 per share as of August 2005. The primary reason for the relatively consistent common stock fair value during the period April 2005 to February 2006 is that although we successfully furthered the development of our product candidate portfolio and completed our Series E convertible preferred stock financing, we witnessed no significant clinical developments during this period.

        During 2005, we recorded a deferred stock-based compensation balance of $0.3 million in accordance with APB 25 due to the granting of stock options during the year with exercise prices that were below the reassessed fair values of our common stock that had been reassessed for accounting purposes. Additionally, we recorded $52,000 of stock based compensation expense during 2005 related to the amortization of the previously recorded deferred stock based compensation. In accordance with the requirements of SFAS 123R and upon adoption in January 2006, the remainder of the $0.3 million balance of deferred stock based compensation was reversed.

        In July 2006, we performed a valuation analysis which resulted in an estimated fair market value per share at that date of $3.30, reflecting an increase in fair value due to our signing of the collaboration agreement with P&G. In October 2006, our board of directors reaffirmed the fair value of our common stock at $3.30 per share. We performed a subsequent valuation analysis to determine the fair market value of our common stock as of July 2007, which resulted in an estimated fair market value per share at that date of $6.00 principally due to our decision to commence the offering to which this prospectus relates. All equity awards to our employees, including executive officers, and to our directors were granted at no less than the fair market value of our common stock as determined in good faith by our board of directors on the date of grant.

        Employment Agreements.    Our executive officers, each of whom is a party to an employment agreement with us, will continue, following this offering, to be parties to these agreements in their current form until such time as the compensation committee agrees with the executive officers to revise the employment agreements. The material terms of these employment agreements are described under "—Executive Compensation—Employment Agreements" below.

        Severance and Change of Control Benefits.    Under their employment agreements, our executive officers are entitled to certain severance and change of control benefits, the terms of which are more fully described below under "—Executive Compensation—Severance and Change of Control Benefits." Our executive officers are generally entitled to a combination of a lump-sum severance payment, health insurance reimbursement and accelerated vesting of stock options. We have found this combination of benefits to be generally typical for peer companies in our industry. With respect to change of control benefits, we provide severance compensation if an executive officer is terminated in connection with a change of control transaction to further promote the ability of our executive officers to act in the best interests of our stockholders even though they could be terminated as a result of the transaction. We also believe that the other severance benefits are appropriate, particularly with respect to a termination by us without cause since in that scenario, we and the executive have a mutually-agreed-upon severance package that is in place prior to any termination event which provides us with more flexibility to make a change in executive management if such a change is in our stockholders' best interests. As a result, we believe these severance and change of control benefits are an essential element of our executive compensation program and assist us in recruiting and retaining talented individuals.

        Stock Appreciation Rights.    Our 2007 Equity Incentive Plan authorizes us to grant stock appreciation rights, or SARs, which are more fully described below under "—Equity Benefit Plans." To date, no SARs have been awarded to any of our executive officers. However, our compensation committee, in its discretion, may in the future elect to make such grants to our executive officers if it deems it advisable.

        Restricted Stock Awards.    The compensation committee authorized the grant of restricted stock awards pursuant to our 2001 Equity Incentive Plan to our Chief Executive Officer in 2006 and 2007 in the amounts and terms more fully described in the section below entitled "—Compensation Actions for Our Executive Officers." The compensation committee, in its discretion, may in the future elect to make additional restricted stock awards to our executive officers if they deem it advisable.

        Other Benefits.    We maintain a 401(k) plan in which all of our employees are entitled to participate. Employees contribute their own funds, as salary deductions, on a pre-tax basis. Contributions may be made up to plan limits, subject to government limitations. Our 401(k) plan permits us to make discretionary contributions and matching contributions, and beginning in 2007, we match contributions for the first 3.5% of annual salary contributed up to the statutory limit. We provide health care, dental and vision benefits to all full-time employees, including our executive officers. We also have a flexible benefits healthcare plan and a flexible benefits childcare plan under which employees can set aside pre-tax funds to pay for qualified health care expenses and qualified childcare expenses not reimbursed by insurance. Under certain circumstances, we also provide limited reimbursement for the costs of childcare for children up to five years old. These benefits are available to all employees, including our executive officers, subject to applicable laws.

Compensation Actions for Our Executive Officers

        Paul Goddard, Ph.D.—Chairman and Chief Executive Officer.    Dr. Goddard's base salary effective as of January 1, 2006 was $400,000, which reflected no change in his base salary from his appointment as our

Chief Executive Officer in August 2005. After reviewing publicly-available compensation data, including chief executive officer salaries of peer companies in our industry and other companies in the San Francisco Bay Area, the compensation committee increased Dr. Goddard's salary to $420,000 effective January 1, 2007, or a 5.0% increase over his base salary in 2006, in order to be competitive with the compensation offered by peer companies in our geographic area. Dr. Goddard received an incentive payment valued at $170,500 for performance in 2006, of which $60,500 was received, at Dr. Goddard's election, as a fully-vested stock award to purchase 18,333 shares of common stock valued at $3.30 per share on the date of grant, with the remainder received in cash. The compensation committee determined Dr. Goddard's cash incentive payment to be approximately 85% of his target bonus. Dr. Goddard's individual performance goals mirrored our corporate goals, although he had the added goal of strengthening our management team and ensuring that our management team worked together effectively. In reviewing the achievement of our corporate goals and Dr. Goddard's role in helping us achieve them, the compensation committee made a subjective determination that a bonus equal to 85% of the target bonus was appropriate. In addition, Dr. Goddard received a discretionary cash bonus of $40,000 for 2006 in connection with the consummation of our collaboration with Proctor & Gamble Pharmaceuticals, Inc. In April 2007, the compensation committee granted Dr. Goddard a restricted stock award of 25,000 shares of our common stock under our 2001 Equity Incentive Plan to provide Dr. Goddard an adequate retention incentive. We have a right of repurchase over the shares subject to the April 2007 award that lapses as to 520 shares for each month that Dr. Goddard remains employed as our Chief Executive Officer; provided, however, that to the extent Dr. Goddard no longer serves as our Chief Executive Officer but continues to serve as Chairman of our board of directors, our right of repurchase will lapse at a reduced rate of 260 shares for each month that Dr. Goddard serves as Chairman of our board of directors.

        Peter G. Milner, M.D.—President, Research and Development and Director.    Dr. Milner's base salary effective as of January 1, 2006 was $300,675, or a 5.5% increase over his base salary for the prior 12-month period. The compensation committee increased Dr. Milner's salary to $309,965 effective January 1, 2007, or a 3.0% increase over his base salary in 2006, in order to be competitive with the compensation offered by peer companies in our geographic area. Dr. Milner received a cash incentive payment of $110,000 for his contributions and performance in 2006, or approximately 81% of his target bonus. Dr. Milner's individual performance goals in 2006 were tailored to his role in helping us meet our clinical and regulatory objectives in 2006. Dr. Milner's bonus reflects the fact that our clinical and regulatory goals were largely met, particularly the two Phase 2 clinical trials for ATI-7505, which were critical to the completion of our strategic collaboration for ATI-7505. In February 2007, Dr. Milner was also granted a stock option under our 2001 Equity Incentive Plan to purchase 21,666 shares of common stock. 25.0% of the shares subject to this option vest upon the closing of this offering and the remaining shares will vest in equal monthly installments over three years from the closing date of this offering.

        John Varian—Chief Operating Officer and Chief Financial Officer.    Mr. Varian's base salary effective as of January 1, 2006 was $284,850, or a 5.5% increase over his base salary for the prior 12-month period. The compensation committee increased Mr. Varian's salary to $301,941 effective January 1, 2007, or 6.0% increase over his base salary in 2006, in order to be competitive with the compensation offered by peer companies in our geographic area. Mr. Varian received a $75,000 cash incentive payment for his contributions and performance in 2006, or approximately 105% of his target bonus. Mr. Varian's individual performance goals were to help us obtain additional financing, improve our financial control systems and help us enter into a strategic collaboration transaction. His cash incentive payment reflects the extraordinary success we achieved in each of those areas. In February 2007, Mr. Varian was also granted a stock option under our 2001 Equity Incentive Plan to purchase 34,166 shares of common stock. 25.0% of the shares subject to this option vest upon the closing of this offering and the remaining shares will vest in equal monthly installments over three years from the closing date of this offering.

        Pascal Druzgala, Ph.D.—Vice President and Chief Scientific Officer.    Dr. Druzgala's base salary effective as of January 1, 2006 was $240,350, or a 4.5% increase over his base salary for the prior 12-month period. The compensation committee increased Dr. Druzgala's salary to $252,368 effective January 1, 2007, or a 5.0% increase over his base salary in 2006, in order to be competitive with the compensation offered by peer companies in our geographic area. Dr. Druzgala received a cash incentive payment of $55,000 for his contributions and performance in 2006, or approximately 92% of his target bonus. Dr. Druzgala's individual performance goals in 2006 were to assist in identifying and hiring key scientific personnel and to lead our research department which was growing in size and management complexity. Dr. Druzgala's bonus reflects the successful development of a new product candidate for preclinical studies as well as the compensation committee's subjective determination of his role in building and managing a larger and more complex research program. In February 2007, Dr. Druzgala was also granted a stock option under our 2001 Equity Incentive Plan to purchase 25,000 shares of common stock. 25.0% of the shares subject to this option vest upon the closing of this offering and the remaining shares will vest in equal monthly installments over three years from the closing date of this offering.

        Daniel Canafax, Pharm.D.—Vice President and Chief Development Officer.    We hired Dr. Canafax as our Vice President and Chief Development Officer in February 2007 with a base salary of $255,000. In accordance with the terms of his employment agreement, Dr. Canafax received a hire incentive bonus of $50,000 and an additional cash bonus of $50,000 in August 2007. In February 2007, Dr. Canafax was also granted a stock option under our 2001 Equity Incentive Plan to purchase 83,333 shares of common stock. 25.0% of the shares subject to this option vest as of the grant date and the remaining shares will vest in equal monthly installments over three years from the closing date of this offering

        David Nagler—Vice President, Corporate Affairs and Secretary.    Mr. Nagler's base salary effective as of January 1, 2006 was $232,100, or a 5.5% increase over his base salary for the prior 12-month period. The compensation committee increased Mr. Nagler's salary to $239,063 effective January 1, 2007, or a 3.0% increase over his base salary in 2006, in order to be competitive with the compensation offered by peer companies in our geographic area. Mr. Nagler received a cash incentive payment of $43,000 for his contributions and performance in 2006, or approximately 73% of his target bonus. Mr. Nagler's individual performance goals for 2006 were to implement an effective human resources plan, oversee certain information technology system implementations and manage the corporate and diligence activities associated with our financing and strategic collaboration activities. Mr. Nagler's bonus reflects the successful implementation of two key IT systems as well as Mr. Nagler's role in managing the corporate and diligence activities related to our successfully completed financing and strategic collaboration transactions in 2006. In February 2007, Mr. Nagler was also granted a stock option under our 2001 Equity Incentive Plan to purchase 11,666 shares of common stock. 25.0% of the shares subject to this option vest upon the closing of this offering and the remaining shares subject to this stock option will vest in equal monthly installments over three years from the closing date of this offering.

Accounting and Tax Considerations

        Effective January 1, 2006, we adopted the fair value provisions of Financial Accounting Standards Board Statement No. 123(R) (revised 2004), "Share-Based Payment," or SFAS 123R. Under SFAS 123R, we are required to estimate the fair value of and record an expense for each award of equity compensation (including stock options) over the vesting period of the award. The compensation committee has determined to retain for the foreseeable future our stock option program as the sole component of its long-term compensation program, and, therefore, to record this expense on an ongoing basis according to SFAS 123R. The compensation committee has considered, and may in the future consider, the grant of restricted stock to our executive officers in lieu of stock option grants in light of the accounting impact of SFAS 123R with respect to stock option grants and other considerations.

        Section 162(m) of the Internal Revenue Code of 1986 limits our deduction for federal income tax purposes to not more than $1 million of compensation paid to certain executive officers in a calendar year. Compensation above $1 million may be deducted if it is "performance-based compensation." The compensation committee has not yet established a policy for determining which forms of incentive compensation awarded to our executive officers shall be designed to qualify as "performance-based compensation." To maintain flexibility in compensating our executive officers in a manner designed to promote our objectives, the compensation committee has not adopted a policy that requires all compensation to be deductible. However, the compensation committee intends to evaluate the effects of the compensation limits of Section 162(m) on any compensation it proposes to grant, and the compensation committee intends to provide future compensation in a manner consistent with our best interests and those of our stockholders.

Executive Compensation

    Summary Compensation Table

        The following table sets forth all of the compensation awarded to, earned by, or paid to our principal executive officer, principal financial officer and our four other highest paid executive officers for the year ended December 31, 2006. The officers listed in the table below are referred to in this prospectus as the "named executive officers."

Name and Principal Position	Year	Salary	Bonus(1)	Stock Awards(2)	Option Awards(3)	Non-Equity Incentive Plan Compensation(4)	All Other Compensation(5)	Total
Paul Goddard, Ph.D. Chairman and Chief Executive Officer	2006	$400,000	$40,175	$60,500	$198,441	$110,000	$1,806	$810,922
Peter G. Milner, M.D. President, Research and Development and Director	2006	300,675	175	—	24,528	110,000	688	436,066
John Varian Chief Operating Officer and Chief Financial Officer	2006	284,850	175	—	39,821	75,000	791	400,637
Pascal Druzgala, Ph.D. Vice President and Chief Scientific Officer	2006	240,350	175	—	15,606	55,000	38,023	349,154
Daniel Canafax, Pharm.D.(6) Vice President and Chief Development Officer	2006	—	—	—	—	—	—	—
David Nagler Vice President, Corporate Affairs and Secretary	2006	232,100	175	—	25,916	43,000	101,802	402,993

(1)
Represents a discretionary cash bonus paid by us.

(2)
Dr. Goddard elected to receive 18,333 shares of common stock, valued at $3.30 per share, in lieu of a portion of his non-equity incentive plan compensation. The dollar amount in this column represents the compensation cost recognized for the year ended December 31, 2006 of this stock award. These amount has been calculated in accordance with FASB Statement No. 123 (revised), "Share-Based Payment," or SFAS No. 123R, using the Black-Scholes option-pricing model. The assumptions made in the valuation of stock awards and option awards are discussed in Note 9 to the notes of our financial statements included elsewhere in this prospectus. Pursuant to SEC rules, the amount shown excludes the impact of estimated forfeiture related to service-based vesting conditions.

(3)
We did not grant any stock option awards to our named executive officers in 2006. The dollar amounts in this column represent the compensation cost recognized for the year ended December 31, 2006 of stock option awards granted in prior years. These amounts have been calculated in accordance with SFAS No. 123R, using the Black-Scholes option-pricing model. The assumptions made in the valuation of stock awards and option awards are discussed in Note 9 to the notes of our financial statements included elsewhere in this prospectus. Pursuant to SEC rules, the amount shown excludes the impact of estimated forfeiture related to service-based vesting conditions.

(4)
Represents cash incentive payments based on the achievement of performance goals or milestones established by the compensation committee in January 2006.

(5)
Includes $1,806 group term life insurance premium paid on behalf of Dr. Goddard; $688 group term life insurance premium paid on behalf of Dr. Milner; $421 group term life insurance premium and $370 long-term disability insurance premium paid on behalf of Mr. Varian; $523 group term life insurance premium paid on behalf of Dr. Druzgala and $37,500 housing allowance paid to Dr. Druzgala; and $338 group term life insurance premium and $370 long-term disability insurance premium paid on behalf of Mr. Nagler and $70,987 housing allowance paid to Mr. Nagler and $30,107 in forgiveness of principal and interest on a relocation loan to Mr. Nagler.

(6)
Dr. Canafax was hired in February 2007 and no compensation was paid to him prior to employment.

    Grants of Plan-Based Awards

        All stock options granted to our named executive officers are incentive stock options, to the extent permissible under the Internal Revenue Code of 1986, as amended. The exercise price per share of each stock option granted to our named executive officers was equal to the fair market value of our common stock as determined in good faith by our board of directors on the date of the grant. All stock options were granted under our 2001 Equity Incentive Plan.

        The following table sets forth certain information regarding grants of plan-based awards to the named executive officers for performance during the year ended December 31, 2006:

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(2)
			Grant Date Fair Value of Stock or Option Awards
Name
	Grant Date	Target
Paul Goddard, Ph.D.(1)	2/15/07	$200,000	$60,500
Peter G. Milner, M.D.	2/15/07	135,304	—
John Varian	2/15/07	71,213	—
Pascal Druzgala, Ph.D.	2/15/07	60,088	—
Daniel Canafax, Pharm.D.(3)	2/15/07	—	—
David Nagler	2/15/07	58,025	—

(1)
Dr. Goddard elected to receive a portion of his plan-based cash incentive payment for 2006 in the form of a stock award. The compensation committee granted an award of 18,333 shares of common stock, fully vested, on February 15, 2007. The fair value of the award was $60,500 based on a per share price of $3.30, as determined in good faith by our board of directors on the grant date and in accordance with FAS 123R.

(2)
This column sets forth the target bonus amount for each named executive officer for the year ended December 31, 2006 under the cash incentive payment program established by our board of directors. For Dr. Goddard, the target bonus was 50% of his salary and for Dr. Milner the target bonus was 45% of his salary. The target bonuses for Dr. Druzgala and Messrs. Varian and Nagler were 25% of their respective base salaries for 2006. The actual cash bonus award earned for the year ended December 31, 2006 is set forth in the 2006 Summary Compensation Table above. As such, the amounts set forth in this column do not represent additional compensation earned by the named executive officers for the year ended December 31, 2006. For a description of our cash incentive payment plan, please see "Compensation Discussion and Analysis—Elements of Our Executive Compensation Program—Cash Incentive Payments" above.

(3)
Dr. Canafax was hired in February 2007 and did not receive a cash incentive payment for 2006.

    Executive Employment Agreements

        Paul Goddard, Ph.D.    In September 2005, we entered into an employment agreement with Dr. Goddard, Chairman of our board of directors and our Chief Executive Officer. The agreement provides that Dr. Goddard would receive an annual base salary of $400,000 and would be eligible to earn an annual bonus of up to 50% of his annual base salary contingent on the completion of specific business objectives to be determined by our board of directors. While not addressed in the agreement, these business objectives for Dr. Goddard were subsequently determined by our compensation committee to be as follows: (i) his successful assumption of the duties of Chief Executive Officer, (ii) his contribution towards our consummation of a strategic collaboration arrangement for ATI-7505 and (iii) his contribution towards the successful completion of our Series E preferred stock private financing. The agreement provided that our board of directors would set additional business objectives that, if our board of directors deemed accomplished, would raise Dr. Goddard's annual bonus by up to an additional $40,000 per year. The agreement provides that Dr. Goddard is employed "at-will," and his employment may be terminated at any time by us or Dr. Goddard. Dr. Goddard is also eligible to participate in our general employee benefit plans in accordance with the terms and conditions of such plans. The agreement provides Dr. Goddard with certain severance and change of control benefits. See "—Severance and Change of Control Benefits" below. Dr. Goddard's base salary has been increased since the date of his employment agreement primarily as a result of market conditions rather than Dr. Goddard's achievement of any business objectives.

        Peter G. Milner, M.D.    In September 2005, we entered into an employment agreement with Dr. Milner, our President, Research and Development and a member of our board of directors. The agreement provided that Dr. Milner would receive an annual base salary and would be eligible to earn an annual bonus appropriate to his position as established by the compensation committee, and contingent on the successful completion of specific business objectives mutually determined by Dr. Milner and our board of directors. These business objectives for Dr. Milner were mutually determined by our compensation committee and Dr. Milner to be as follows: (i) his successful transition to the duties of President, Research and Development, (ii) his contribution towards our consummation of a strategic collaboration arrangement for ATI-7505 and (iii) his contribution towards the successful completion of our Series E preferred stock private financing. The agreement reaffirmed prior issuances of stock options, including a stock option to purchase 33,333 shares of common stock under our 2001 Equity Incentive Plan issued pursuant to a prior employment agreement entered into in February 2005 and amended in September 2005. The shares subject to such stock option shall vest over a four year period, with 1/4th of the shares subject to the stock option vesting on the first anniversary of the grant date, and 1/48th of the shares subject to the stock option vesting monthly thereafter. The agreement provides that Dr. Milner is employed "at-will," and his employment may be terminated at any time by us or Dr. Milner. Dr. Milner is also eligible to participate in our general employee benefit plans in accordance with the terms and conditions of such plans. The agreement provides Dr. Milner with certain severance and change of control benefits. See "—Severance and Change of Control Benefits" below. Dr. Milner's base salary has been increased since the date of his employment primarily as a result of market conditions rather than Dr. Milner's achievement of any business objectives.

        John Varian.    In November 2003, we entered into an employment agreement with Mr. Varian, our Chief Operating Officer and Chief Financial Officer. The agreement provided that Mr. Varian would receive an annual base salary of $260,000, a starting bonus of $30,000 and would be eligible to earn a bonus of $50,000 in 2004 for satisfaction of certain specified milestones. The agreement also provided for the issuance of a stock option to purchase 83,333 shares of common stock under our 2001 Equity Incentive Plan. The shares subject to such stock option vest over a four year period, with 1/4th of the shares subject to the stock option vesting on the first anniversary of the grant date, and 1/48th of the shares subject to the stock option vesting monthly thereafter. The agreement provides that Mr. Varian is employed "at-will," and his employment may be terminated at any time by us or Mr. Varian. Mr. Varian is also eligible to participate in our general employee benefit plans in accordance with the terms and conditions of such plans. The agreement provides Mr. Varian with certain severance and change of control benefits. See "—Severance and Change of Control Benefits" below.

        Pascal Druzgala, Ph.D.    In July 2002, we entered into an employment agreement with Dr. Druzgala, our Vice President and Chief Scientific Officer. The agreement provided that Dr. Druzgala would receive an annual base salary of $200,000 and would be eligible to earn an annual bonus of up to $50,000 for satisfaction of certain specified milestones. The agreement also provided for the issuance of a stock option to purchase 50,000 shares of common stock under our 2001 Equity Incentive Plan upon the closing of our Series C preferred stock financing. The shares subject to such stock option shall vest in equal monthly installments over four years. The agreement provides that Dr. Druzgala is employed "at-will," and his employment may be terminated at any time by us or Dr. Druzgala. Dr. Druzgala is also eligible to participate in our general employee benefit plans in accordance with the terms and conditions of such plans. The agreement provides Dr. Druzgala with certain severance and change of control benefits. See "—Severance and Change of Control Benefits" below.

        Daniel Canafax, Pharm.D.    In January 2007, we entered into an employment agreement with Dr. Canafax, our Vice President and Chief Development Officer. The agreement provided that Dr. Canafax would receive an annual base salary of $255,000, a starting bonus of $50,000, a bonus of $50,000 payable on August 1, 2007 and would be eligible to earn an annual bonus of up to 25% of his annual base salary for performance in 2007. The agreement also provided for the issuance of a stock option to purchase 83,333 shares of common stock under our 2001 Equity Incentive Plan. The shares subject to such stock option shall vest over a four year period, with 1/4th of the shares subject to the stock option vesting on the first anniversary of the grant date, and 1/48th of the shares subject to the stock option vesting monthly thereafter. The agreement provides that Dr. Canafax is employed "at-will," and his employment may be terminated at any time by us or Dr. Canafax. Dr. Canafax is also eligible to participate in our general employee benefit plans in accordance with the terms and conditions of such plans. The agreement provides Dr. Canafax with certain severance and change of control benefits. See "—Severance and Change of Control Benefits" below.

        David Nagler.    In July 2003, we entered into an employment agreement with Mr. Nagler, our Vice President, Corporate Affairs and Secretary. The agreement provided that Mr. Nagler would receive an annual base salary of $200,000 and would be eligible to earn a bonus of $25,000 in 2004 for satisfaction of certain specified milestones. The agreement also provided for the issuance of a stock option to purchase 30,000 shares of common stock under our 2001 Equity Incentive Plan. The shares subject to such stock option shall vest over a four year period, with 1/4th of the shares subject to the stock option vesting on the first anniversary of the grant date, and 1/48th of the shares subject to the stock option vesting monthly thereafter. The agreement provides that Mr. Nagler is employed "at-will," and his employment may be terminated at any time by us or Mr. Nagler. Mr. Nagler is also eligible to participate in our general employee benefit plans in accordance with the terms and conditions of such plans.

    Severance and Change of Control Benefits

        Paul Goddard, Ph.D.    Our employment agreement with Dr. Goddard, our Chairman and Chief Executive Officer, provides that if he is terminated without good cause or resigns with good reason he will receive a lump sum severance payment in an amount equal to six months of his then-current base salary, subject to withholdings and deductions. In addition, if Dr. Goddard timely elects COBRA health insurance coverage, we will reimburse his COBRA premiums for a maximum of either six months following the date his employment terminates or until he is eligible for health insurance coverage from another source, whichever occurs sooner. The stock options to purchase 100,000 and 238,333 shares of our common stock, respectively, granted to Dr. Goddard on March 4, 2005 provide that if Dr. Goddard is terminated without good cause or resigns with good reason within 24 months following a change of control, the shares subject to such grants shall become fully vested as of Dr. Goddard's termination or resignation date. The stock option to purchase 238,333 shares of our common stock further provides that, in the absence of a change of control, Dr. Goddard shall be credited with one year of additional vesting upon his termination without good cause or resignation with good reason.

        The following table describes the potential payments to Dr. Goddard upon his termination without good cause or resignation for good reason, both in connection with a change of control and not in connection with a change of control.

	Change of Control			No Change of Control
Name	Salary(1)	Equity Acceleration(2)	Benefits(3)	Salary(1)	Equity Acceleration(2)	Benefits(3)
Paul Goddard, Ph.D.	$200,000	$3,417,335	$8,565	$200,000	$786,496	$8,565

(1)
Represents six months of continued salary.

(2)
Calculated based on a change of control taking place as of December 31, 2006 and assuming a price per share of $15.00, which is the midpoint of the range reflected on the cover page of this prospectus.

(3)
Represents six months of COBRA health benefits.

        Peter G. Milner, M.D.    Our employment agreement with Dr. Milner, our President, Research and Development and a member of our board of directors, provides that if he is terminated without good cause or resigns with good reason he will receive a lump sum severance payment in an amount equal to 12 months of his then-current base salary, subject to withholdings and deductions. In addition, if Dr. Milner timely elects COBRA health insurance coverage, we will reimburse his COBRA premiums for a maximum of either 12 months following the date his employment terminates or until he is eligible for health insurance coverage from another source, whichever occurs sooner. If Dr. Milner is terminated without good cause or resigns with good reason within 13 months following a change of control, the stock options to purchase 33,333 and 20,833 shares of our common stock granted in February 2005 and September 2005, respectively, granted to Dr. Milner shall become fully vested as of Dr. Milner's termination or resignation date. While our other named executive officers are entitled to a lump sum severance payment equal to six months salary and to reimbursement of up to six months of COBRA health insurance premiums, Dr. Milner's higher levels of benefits reflect his prioritization of these components of compensation as part of the negotiation of his employment agreement.

        The following table describes the potential payments to Dr. Milner upon his termination without good cause or resignation for good reason, both in connection with a change of control and not in connection with a change of control.

	Change of Control			No Change of Control
Name	Salary(1)	Equity Acceleration(2)	Benefits(3)	Salary(1)	Equity Acceleration(2)	Benefits(3)
Peter G. Milner, M.D.	$300,675	$450,318	$17,095	$300,675	—	$17,095

(1)
Represents 12 months of continued salary.

(2)
Calculated based on a change of control taking place as of December 31, 2006 and assuming a price per share of $15.00, which is the midpoint of the range reflected on the cover page of this prospectus.

(3)
Represents 12 months of COBRA health benefits.

        John Varian.    Our employment agreement with Mr. Varian, our Chief Operating Officer and Chief Financial Officer, provides that if he is terminated without good cause or resigns with good reason, he will receive a lump sum severance payment in an amount equal to six months of his then-current base salary, subject to withholdings and deductions. In addition, if Mr. Varian timely elects COBRA health insurance coverage, we will reimburse his COBRA premiums for a maximum of either six months following the date his employment terminates or until he is eligible for health insurance coverage from another source, whichever occurs sooner. If Mr. Varian is terminated without good cause or resigns with good reason within 13 months following a change of control, the stock option to purchase 83,333 shares of our common stock granted to Mr. Varian in December 2003 shall become fully vested as of Mr. Varian's termination or resignation date.

        The following table describes the potential payments to Mr. Varian upon his termination without good cause or resignation for good reason, both in connection with a change of control and not in connection with a change of control.

	Change of Control			No Change of Control
Name	Salary(1)	Equity Acceleration(2)	Benefits(3)	Salary(1)	Equity Acceleration(2)	Benefits(3)
John Varian	$142,425	$293,745	$8,565	$142,425	—	$8,565

(1)
Represents six months of continued salary.

(2)
Calculated based on a change of control taking place as of December 31, 2006 and assuming a price per share of $15.00, which is the midpoint of the range reflected on the cover page of this prospectus.

(3)
Represents six months of COBRA health benefits.

        Pascal Druzgala, Ph.D.    Our employment agreement with Dr. Druzgala, our Vice President and Chief Scientific Officer, provides that if he is terminated without good cause or resigns with good reason he will receive a lump sum severance payment in an amount equal to six months of his then-current base salary, subject to withholdings and deductions. In addition, if Dr. Druzgala timely elects COBRA health insurance coverage, we will reimburse his COBRA premiums for a maximum of either six months following the date his employment terminates or until he is eligible for health insurance coverage from another source, whichever occurs sooner.

        The following table describes the potential payments to Dr. Druzgala upon his termination without good cause or resignation for good reason.

Name	Salary(1)	Benefits(2)
Pascal Druzgala, Ph.D.	$120,175	$6,025

(1)
Represents six months of continued salary.

(2)
Represents six months of COBRA health benefits.

        Daniel Canafax, Pharm.D.    Our employment agreement with Dr. Canafax, our Vice President and Chief Development Officer, provides that if he is terminated without good cause or resigns with good reason he will receive a lump sum severance payment in an amount equal to six months of his then-current base salary, subject to withholdings and deductions. In addition, if Dr. Canafax timely elects COBRA health insurance coverage, we will reimburse his COBRA premiums for a maximum of either six months following the date his employment terminates or until he is eligible for health insurance coverage from another source, whichever occurs sooner. If Dr. Canafax is terminated without good cause or resigns with good reason within 13 months following a change of control, the stock option to purchase 83,333 shares of our common stock granted to Dr. Canafax shall become fully vested as of Dr. Canafax's termination or resignation date. In the absence of a change of control, Dr. Canafax shall be credited with six months of additional vesting of the shares subject to such stock option upon his termination without good cause or resignation with good reason.

	Change of Control			No Change of Control
Name	Salary(1)	Equity Acceleration(2)	Benefits(3)	Salary(1)	Equity Acceleration(2)	Benefits(3)
Daniel Canafax, Pharm.D.	$127,500	$731,250	$15,034	$127,500	$121,867	$15,034

(1)
Represents six months of continued salary.

(2)
Calculated based on a change of control taking place as of February 15, 2007, Dr. Canafax's date of employment with us, and assuming a price per share of $15.00, which is the midpoint of the range reflected on the cover page of this prospectus.

(3)
Represents six months of COBRA health benefits.

    Outstanding Equity Awards at December 31, 2006

        The following table sets forth certain information regarding equity awards granted to our named executive officers outstanding as of December 31, 2006:

		Option Awards				Stock Awards(2)
Name		Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price(1)	Option Expiration Date	Number of Shares of Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested(3)
Paul Goddard, Ph.D.	(4) (5) (6) (7) (8)	34,721 120,000 79,444 — —	6,945 — 158,889 100,000 —	$0.90 1.80 1.80 1.80 —	7/23/2013 3/3/2015 3/3/2015 3/3/2015 —	— — — — 25,000	$	— — — — 375,000
Peter G. Milner, M.D.	(9) (10)	15,278 4,775	18,055 16,058	1.80 1.80	1/15/2015 9/20/2015	— —		— —
John Varian	(9) (9) (10)	62,500 37,135 3,819	20,833 40,365 12,847	0.90 1.80 1.80	12/16/2013 1/18/2015 9/20/2015	— — —		— — —
Pascal Druzgala, Ph.D.	(4) (9) (10)	50,000 8,785 3,819	— 9,548 12,847	0.90 1.80 1.80	7/23/2012 1/18/2015 9/20/2015	— — —		— — —
Daniel Canafax, Pharm.D	(11)	—	—	—	—	—		—
David Nagler	(12) (9) (9) (10)	3,333 25,624 23,160 3,819	— 4,375 25,173 12,847	0.90 0.90 1.80 1.80	11/13/2012 7/23/2013 1/18/2015 9/20/2015	— — — —		— — — —

(1)
Represents the per share fair value of our common stock as determined by our board of directors in good faith at time of grant.

(2)
Our right to repurchase the unvested shares listed in the table above under "Stock Awards" lapses on a monthly basis at the rate of 694.44 shares per month, contingent upon Dr. Goddard's continuous service to us.

(3)
The market value of the unvested shares has been calculated assuming a price per share of $15.00, which is the midpoint of the price range set forth on cover page of this prospectus, multiplied by the number of unvested shares.

(4)
1/48th of the shares subject to the option award vest monthly over four years.

(5)
Shares subject to the option award fully vested upon Dr. Goddard's employment as our Chief Executive Officer.

(6)
1/48th of the shares subject to the option award vest monthly over four years provided that Dr. Goddard remains our Chief Executive Officer on a full-time basis with the exception of termination under certain change in control situations.

(7)
Shares subject to the option award fully vest on the date immediately following the closing of this offering.

(8)
1/3rd of the shares subject to the award vest one year from the grant date and 1/24th of the remaining shares vest monthly over the remaining two years, contingent on Dr. Goddard's continued employment with us.

(9)
Shares subject to the option award vest over a four year period, with 1/4th of the shares vesting on the first anniversary of the vesting commencement date and 1/48th of the shares vesting each month thereafter until fully vested. All of the shares subject to Dr. Milner's stock option award for 33,333 shares of common stock can be fully-exercised prior to vesting.

(10)
6/48th of the shares subject to the option award vested in July 2006, and 1/48th of the shares vest each month thereafter until fully vested.

(11)
Dr. Canafax was hired in February 2007 and no option award was granted prior to his employment.

(12)
1/24th of the shares subject to the option award vest monthly over two years.

    Option Exercises and Stock Vested During 2006

        Our named executive officers did not exercise any stock options or have any stock awards subject to vesting during the year ended December 31, 2006.

    Pension Benefits

        Our named executive officers did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by us during the year ended December 31, 2006.

    Nonqualified Deferred Compensation

        During the year ended December 31, 2006, our named executive officers did not contribute to, or earn any amounts with respect to, any defined contribution or other plan sponsored by us that provides for the deferral of compensation on a basis that is not tax-qualified.

Employee Benefit Plans

    2001 Equity Incentive Plan

        Our board of directors adopted the 2001 Equity Incentive Plan, or 2001 incentive plan, in May 2001 and our stockholders approved the 2001 plan in May 2002. An aggregate of 2,183,541 shares of common stock is reserved for issuance under the 2001 incentive plan.

        The 2001 incentive plan provides for the grant of incentive stock options, nonstatutory stock options, stock bonus awards, and restricted stock awards. As of June 30, 2007, options to purchase 1,793,058 shares of common stock at a weighted average exercise price per share of $2.06 remained outstanding under the 2001 incentive plan. In addition, 68,333 shares subject to stock bonus awards and restricted stock awards have been granted under the 2001 incentive plan. As of June 30, 2007, 106,560 shares of common stock options and awards remained available for future issuance.

        Our board of directors has the authority to construe and interpret the terms of the 2001 incentive plan and the awards granted under it. Upon the signing of the underwriting agreement for this offering, no further awards will be granted under the 2001 incentive plan. Although the 2001 incentive plan will terminate, all outstanding awards will continue to be governed by their existing terms.

        Stock Options.    The 2001 incentive plan provides for the grant of incentive stock options under the federal tax laws and nonstatutory stock options. Only employees may receive incentive stock options, but nonstatutory stock options may be granted to employees, non-employee directors, and consultants. The exercise price of incentive stock options may not be less than 100% of the fair market value of our common stock on the date of grant. The exercise price of nonstatutory stock options may not be less than 85% of the fair market value of our common stock on the date of grant. Shares subject to options under the 2001 incentive plan generally vest in a series of installments over an optionee's period of service, with a minimum vesting rate as to non-executive employees of at least 20% per year over five years from the date of grant.

        In general, the maximum term of options granted under the 2001 incentive plan is ten years. Unless the terms of an optionee's stock option agreement provide otherwise, if an optionee's service relationship with us, or any of our affiliates, ceases for any reason other than disability or death, the optionee may exercise the vested portion of any options for three months after the date of such termination. If an optionee's service relationship with us, or any of our affiliates, ceases due to disability or death (or an optionee dies within a certain period following cessation of service), the optionee or a beneficiary may exercise any vested options for a period of 12 months in the event of disability, and 18 months in the event of death. The option term may be extended in the event that exercise of the option following termination of service is prohibited by applicable securities laws. In no event, however, may an option be exercised beyond the expiration of its term.

        Stock Bonus Awards and Restricted Stock Awards.    Stock bonus awards and restricted stock awards may be granted in consideration for: (a) cash or check, (b) a deferred payment arrangement, (c) past services actually rendered to us or our affiliates, or (d) any other form of legal consideration. Shares of common stock acquired under such awards may, but need not, be subject to forfeiture to us in accordance with a vesting schedule, with a minimum vesting rate as to non-executive employees of at least 20% per year over five years from the date of grant. The purchase price for restricted stock awards may not be less than 85% of the fair market value of our common stock on the date of grant. Rights to acquire shares under a stock bonus award or restricted stock award may be transferred only upon such terms and conditions as set by our board of directors.

        Asset Sale or Merger.    In the event of a sale of substantially all of our assets or a merger, the surviving or acquiring corporation may assume or substitute substantially equivalent stock awards for the outstanding stock awards granted under the 2001 incentive plan. If the surviving or acquiring corporation elects not to assume or substitute for outstanding stock awards granted under the 2001 incentive plan, then stock awards held by individuals whose service has not terminated prior to the sale of substantially all of our assets or a merger will be accelerated in full. Upon consummation of the asset sale or merger, all outstanding stock awards will terminate to the extent not exercised or assumed by the surviving or acquiring corporation.

    2007 Equity Incentive Plan

        Our board of directors adopted the 2007 Equity Incentive Plan, or 2007 incentive plan, in July 2007 and our stockholders approved the 2007 incentive plan in October 2007. The 2007 incentive plan will become effective immediately upon the signing of the underwriting agreement for this offering. The 2007 incentive plan will terminate on July 17, 2017, unless terminated earlier by our board of directors.

        Stock Awards.    The 2007 incentive plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance stock awards, and other forms of equity compensation (collectively, "stock awards"), which may be granted to employees, including officers, non-employee directors, and consultants.

        Share Reserve.    Following this offering, the aggregate number of shares of common stock that may be issued initially pursuant to stock awards under the 2007 incentive plan is 650,000 shares. The number of shares of common stock reserved for issuance will automatically increase on January 1st, from January 1, 2008 through and including January 1, 2017, by the lesser of (a) 4.0% of the total number of shares of common stock outstanding on December 31st of the preceding calendar year, or (b) a lesser number of shares of common stock determined by our board of directors prior to the start of a calendar year for which an increase applies. The maximum number of shares that may be issued pursuant to the exercise of incentive stock options over the term of the 2007 incentive plan is 6,666,666 shares.

        No person may be granted stock options or stock appreciation rights covering more than 666,666 shares of common stock under the 2007 incentive plan during any calendar year. Such limitation is designed to help assure that any deductions to which we would otherwise be entitled upon the exercise of such stock options and stock appreciation rights or upon the subsequent sale of shares acquired under such awards, will not be subject to the $1 million limitation on the income tax deductibility of compensation paid to certain executive officers imposed by Section 162(m) of the Internal Revenue Code.

        If a stock award granted under the 2007 incentive plan expires or otherwise terminates without being exercised in full, the shares of common stock not acquired pursuant to the stock award again become available for subsequent issuance under the 2007 incentive plan. In addition, the following types of shares under the 2007 incentive plan will become available for the grant of new stock awards under the 2007 incentive plan: (a) shares that are forfeited to or repurchased by us prior to becoming fully vested; (b) shares subject to stock awards that are settled in cash; (c) shares withheld to satisfy income and employment withholding taxes; (d) shares used to pay the exercise price of an option in a net exercise arrangement; (e) shares tendered to us to pay the exercise price of an option; and (f) shares that are cancelled pursuant to an exchange or repricing program. Shares issued under the 2007 incentive plan may be previously unissued shares or reacquired shares, including shares bought on the open market. As of the date hereof, no shares of common stock have been issued under the 2007 incentive plan.

        Administration.    Our board of directors has delegated its authority to administer the 2007 incentive plan to our compensation committee. Subject to the terms of the 2007 incentive plan, our board of directors or an authorized committee, referred to as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted, and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the plan administrator will also determine the exercise price of options granted, the consideration to be paid for restricted stock awards, and the strike price of stock appreciation rights.

        The plan administrator has the authority to

  •
  reduce the exercise price of any outstanding option or the strike price of any outstanding stock appreciation right;

  •
  cancel any outstanding option or stock appreciation right and to grant in exchange one or more of the following:

  •
  new options or stock appreciation rights covering the same or a different number of shares of common stock,

  •
  new stock awards,

  •
  cash, and/or

  •
  other valuable consideration; or

  •
  engage in any action that is treated as a repricing under generally accepted accounting principles.

        Stock Options.    Incentive and nonstatutory stock options are granted pursuant to incentive and nonstatutory stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option provided that the exercise price of an incentive stock option and nonstatutory stock option cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2007 incentive plan vest at the rate specified by the plan administrator.

        Generally, the plan administrator determines the term of stock options granted under the 2007 incentive plan, up to a maximum of ten years (except in the case of certain incentive stock options, as described below). Unless the terms of an optionee's stock option agreement provide otherwise, if an optionee's relationship with us, or any of our affiliates, ceases for any reason other than disability or death, the optionee may exercise any vested options for a period of three months following the cessation of service. If an optionee's service relationship with us, or any of our affiliates, ceases due to disability or death (or an optionee dies within a certain period following cessation of service), the optionee or a beneficiary may exercise any vested options for a period of 12 months in the event of disability, and 18 months in the event of death. The option term may be extended in the event that exercise of the option following termination of service is prohibited by applicable securities laws. In no event, however, may an option be exercised beyond the expiration of its term.

        Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (a) cash or check, (b) a broker-assisted cashless exercise, (c) the tender of common stock previously owned by the optionee, (d) a net exercise of the option, (e) a deferred payment arrangement and (f) other legal consideration approved by the plan administrator.

        Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionee may designate a beneficiary, however, who may exercise the option following the optionee's death.

        Tax Limitations on Incentive Stock Options.    Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (a) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (b) the term of the incentive stock option does not exceed five years from the date of grant.

        Restricted Stock Awards.    Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the plan administrator. Restricted stock awards may be granted in consideration for: (a) cash, check, bank draft or money order, (b) past or future services rendered to us or our affiliates or (c) any other form of legal consideration approved by the plan administrator. Shares of common stock acquired under a restricted stock award may, but need not, be subject to forfeiture to us in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator.

        Restricted Stock Unit Awards.    Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration acceptable to our board of directors. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect to shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant's cessation of continuous service for any reason.

        Stock Appreciation Rights.    Stock appreciation rights are granted pursuant to stock appreciation rights agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right which cannot be less than 100% of the fair market value of the common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (a) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (b) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2007 incentive plan vests at the rate specified in the stock appreciation right agreement.

        The plan administrator determines the term of stock appreciation rights granted under the 2007 incentive plan up to a maximum of ten years. If a participant's service relationship with us, or any of our affiliates, ceases, then the participant, or the participant's beneficiary, may exercise any vested stock appreciation right for three months (or such longer or shorter period specified in the stock appreciation right agreement) after the date such service relationship ends. In no event, however, may a stock appreciation right be exercised beyond the expiration of its term.

        Performance Stock Awards.    The 2007 incentive plan permits the grant of performance stock awards that may qualify as performance-based compensation that is not subject to the $1.0 million limitation on the income tax deductibility of compensation paid to certain executive officers imposed by Section 162(m) of the Internal Revenue Code. To assure that the compensation attributable to one or more performance stock awards will so qualify, our compensation committee can structure one or more such awards so that stock will be issued or paid pursuant to such award only upon the achievement of certain pre-established performance goals during a designated performance period. The maximum benefit to be received by a participant in any calendar year attributable to performance stock awards may not exceed 666,666 shares of common stock.

        Other Stock Awards.    The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the award and all other terms and conditions of such awards.

        Changes to Capital Structure.    In the event that there is a specified type of change in our capital structure, such as a stock split, appropriate adjustments will be made to (a) the number of shares reserved under the 2007 incentive plan, (b) the maximum number of shares that may be issued pursuant to the exercise of incentive stock options, (c) the maximum number of stock options, stock appreciation rights, and performance stock awards for which any one person may be granted per calendar year and (d) the number of shares and exercise price or strike price, if applicable, of all outstanding stock awards.

        Corporate Transactions.    In the event of certain significant corporate transactions as set forth in the 2007 incentive plan, outstanding stock awards under the 2007 incentive plan may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such stock awards, then (a) with respect to any such stock awards that are held by individuals whose service with us or our affiliates has not terminated prior to the effective date of the corporate transaction, the vesting and exercisability provisions of such stock awards will be accelerated in full and such awards will be terminated if not exercised prior to the effective date of the corporate transaction and (b) all other outstanding stock awards will terminate if not exercised prior to the effective date of the corporate transaction. Our board of directors may also provide that the holder of an outstanding stock award not assumed in the corporate transaction will surrender such stock award in exchange for a payment equal to the excess of (a) the value of the property that the stock award would have received upon exercise of the stock award, over (b) the exercise price otherwise payable in connection with the stock award.

        Changes in Control.    Our board of directors has the discretion to provide that a stock award under the 2007 incentive plan will immediately vest as to all or any portion of the shares subject to the stock award (a) immediately upon the occurrence of certain specified change in control transactions, whether or not such stock award is assumed, continued, or substituted by a surviving or acquiring entity in the transaction or (b) in the event a participant's service with us or a successor entity is terminated actually or constructively within a designated period following the occurrence of certain specified change in control transactions. Stock awards held by participants under the 2007 incentive plan will not vest on such an accelerated basis unless specifically provided by the participant's applicable award agreement.

    2007 Employee Stock Purchase Plan

        Our board of directors adopted our 2007 Employee Stock Purchase Plan, or 2007 purchase plan, in July 2007 and our stockholders approved the 2007 purchase plan in October 2007. The 2007 purchase plan will become effective immediately upon the signing of the underwriting agreement for this offering.

        Share Reserve.    Following this offering, the 2007 purchase plan authorizes the issuance of 145,833 shares of common stock pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of common stock reserved for issuance will automatically increase on January 1st, from January 1, 2008 through and including January 1, 2017, by the lesser of

(a) 1.0% of the total number of shares of common stock outstanding on December 31st of the preceding calendar year, or (b) a lesser number of shares of common stock determined by our board of directors prior to the start of a year for which an increase applies. The maximum number of shares that may be issued pursuant to the exercise of purchase rights over the term of the 2007 purchase plan is 1,666,666 shares. The 2007 purchase plan is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code. As of the date hereof, no shares of common stock have been purchased under the 2007 purchase plan.

        Administration.    Our board of directors has delegated its authority to administer the 2007 purchase plan to our compensation committee. The 2007 purchase plan is implemented through a series of offerings of purchase rights to eligible employees. Under the 2007 purchase plan, we may specify offerings with a duration of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of common stock will be purchased for employees participating in the offering. We anticipate commencing offerings under the 2007 purchase plan at some time after the completion of this offering.

        Payroll Deductions.    Generally, all regular employees, including executive officers, employed by us or by any of our affiliates may participate in the 2007 purchase plan and may contribute, normally through payroll deductions, a percentage of their earnings, not to exceed 15%, for the purchase of common stock under the 2007 purchase plan. Unless otherwise determined by our board of directors, common stock will be purchased for accounts of employees participating in the 2007 purchase plan at a price per share equal to the lower of (a) 85% of the fair market value of a share of our common stock on the first date of an offering or (b) 85% of the fair market value of a share of our common stock on the date of purchase.

        Reset Feature.    Our board of directors may specify that if the fair market value of a share of our common stock on any purchase date within a particular offering period is less than or equal to the fair market value on the start date of that offering period, then the employees in that offering period will automatically be transferred and enrolled in a new offering period which will begin on the next day following such a purchase date.

        Limitations.    Employees may have to satisfy one or more of the following service requirements before participating in the 2007 purchase plan, as determined by our board of directors: (a) customarily employed for more than 20 hours per week, (b) customarily employed for more than five months per calendar year or (c) continuous employment with us or one of our affiliates for a period of time not to exceed two years. No employee may receive rights to purchase shares under the 2007 purchase plan or any other stock purchase plans we may offer that accrue at a rate in excess of $25,000 worth of our common stock valued based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the 2007 purchase plan if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value.

        Changes to Capital Structure.    In the event that there is a specified type of change in our capital structure, such as a stock split, appropriate adjustments will be made to (a) the number of shares reserved under the 2007 purchase plan, (b) the maximum number of shares that may be issued pursuant to the exercise of purchase rights over the term of the 2007 purchase plan and (c) the number of shares and purchase price of all outstanding purchase rights.

        Corporate Transactions.    In the event of certain significant corporate transactions as set forth in the 2002 purchase plan, any then-outstanding rights to purchase our stock under the 2007 purchase plan will be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants' accumulated contributions will be used to purchase shares of our common stock within ten business days prior to such corporate transaction, and such purchase rights will terminate immediately thereafter.

    401(k) Plan

        Our employees are eligible to participate in our 401(k) plan. Our 401(k) plan is intended to qualify as a tax-qualified plan under Section 401 of the Internal Revenue Code of 1986, as amended. Our 401(k) plan provides that each participant may contribute a portion of his or her pre-tax compensation, up to a statutory limit, which for most employees is $15,500 in 2007. Participants that are 50 years or older can also make "catch-up" contributions, which in 2007 may be up to an additional $5,000 above the statutory limit. Employee contributions are held and invested by the plan's trustee. Our 401(k) plan also permits us to make discretionary contributions and matching contributions, and beginning in 2007, we match participant contributions up to 3.5% of a participant's annual compensation, subject to statutory limits.

Non-Employee Director Compensation

        The non-employee members of our board of directors are reimbursed for travel, lodging and other reasonable expenses incurred in attending board or committee meetings. Members of our board of directors do not currently receive cash compensation for attending board meetings. In July 2007, our board of directors adopted a new cash compensation program for non-employee directors to be effective upon the closing of this offering. Pursuant to this program, each member of our board of directors who is not our employee will receive the following cash compensation for board services, as applicable:

  •
  $15,000 per year for service as a board member;

  •
  $5,000 per year for service as chairman of the audit committee or compensation committee;

  •
  $2,500 per year for service as chairman of the nominating and corporate governance committee;

  •
  $2,000 for each board meeting attended in person ($1,000 for meetings attended by video or telephone conference); and

  •
  $1,000 for each committee meeting attended in person ($500 for meetings attended by video or telephone conference).

        We will continue to reimburse our non-employee directors for their reasonable expenses incurred in attending meetings of our board of directors and committees of the board of directors.

        Additionally, members of our board of directors who are not our employees will receive non-statutory stock options under our 2007 Non-Employee Directors' Stock Option Plan, which will become effective immediately upon the signing of the underwriting agreement for this offering. Effective upon date the underwriting agreement for this offering is signed, each non-employee director will be automatically granted a non-statutory stock option to purchase 16,666 shares of common stock with an exercise price equal to the then fair market value of our common stock. Each non-employee director joining our board of directors after the closing of this offering will automatically be granted a non-statutory stock option to purchase 16,666 shares of common stock with an exercise price equal to the then fair market value of our common stock. On April 30th of each year beginning in 2009, each non-employee director will automatically be granted a non-statutory stock option to purchase 6,666 shares of our common stock on that date with an exercise price equal to the then fair market value of our common stock. The stock option granted in connection with this offering and the initial grant will both vest monthly over three years from the date of grant and the annual grant will vest monthly over one year from the date of grant. All stock options granted under our 2007 Non-Employee Directors' Stock Option Plan will have a maximum term of ten years.

    2007 Non-Employee Director's Stock Option Plan

        Our board of directors adopted our 2007 Non-Employee Directors' Stock Option Plan, or 2007 directors' plan, in July 2007 and our stockholders approved the 2007 directors' plan in October 2007. The 2007 directors' plan will become effective immediately upon the signing of the underwriting agreement for this offering. The 2007 directors' plan provides for the automatic grant of nonstatutory stock options to purchase shares of common stock to our non-employee directors over their period of service on our board.

        Share Reserve.    Following this offering, the aggregate number of shares of common stock that may be issued initially under the 2007 directors' plan is 166,666 shares. The number of shares of common stock reserved for issuance will automatically increase on January 1st, from January 1, 2008 through and including January 1, 2017, by the excess of (a) the number of shares of common stock subject to options granted during the preceding calendar year, over (b) the number of shares added back to the share reserve during the preceding calendar year. If any option expires or terminates for any reason, in whole or in part, without having been exercised in full, the shares of common stock not acquired under such option will become available for future issuance under the 2007 directors' plan. The following types of shares issued under the 2007 directors' plan may again become available for the grant of new options: (a) any shares withheld to satisfy withholding taxes, (b) any shares used to pay the exercise price of an option in a net exercise arrangement and (c) shares tendered to us to pay the exercise price of an option. As of the date hereof, no shares of common stock have been issued under the 2007 directors' plan.

        Administration.    All options granted under the 2007 directors' plan are made in strict compliance with its express provisions. Subject to the provisions of the 2007 directors' plan, our board of directors has the authority to construe and interpret the 2007 directors' plan and the stock options granted under it, and to establish rules for its administration.

        IPO Option.    Pursuant to the terms of the 2007 directors' plan, each individual who is serving as a non-employee director on the date the underwriting agreement for this offering is signed will automatically be granted an option to purchase 16,666 shares of common stock. The shares subject to each such IPO option vest in a series of 36 successive equal monthly installments measured from the date of grant.

        Initial Option.    Pursuant to the terms of the 2007 directors' plan, each individual who first becomes a non-employee director after the completion of this offering will automatically be granted an option to purchase 16,666 shares of common stock on such date. The shares subject to each such initial option vest in a series of 36 successive equal monthly installments measured from the date of grant.

        Annual Option.    Pursuant to the terms of the 2007 directors' plan, each individual who is serving as a non-employee director on the first trading day occurring on or after April 30th of each year, beginning in 2009, will automatically be granted an option to purchase 6,666 shares of common stock on such date. The shares subject to each such annual option vest in a series of 12 successive equal monthly installments measured from the date of grant.

        Terms of All Options.    The exercise price of each option granted under the 2007 directors' plan will be equal to 100% of the fair market value of our common stock on the date of grant. The maximum term of options granted under the 2007 directors' plan is ten years. If a non-employee director's service relationship with us, or any of our affiliates, whether as a non-employee director or subsequently as an employee, director or consultant of ours or an affiliate, ceases for any reason other than disability, death, or within 12 months following a change in control, the optionee may exercise any vested options for a period of three months following the cessation of service. If such an optionee's service relationship with us, or any of our affiliates, ceases due to disability or death (or an optionee dies within a certain period following cessation of service), the optionee or a beneficiary may exercise the option for a period of 12 months in the event of disability, and 18 months in the event of death. If such an optionee's service terminates within 12 months following a specified change in control transaction, the optionee may exercise the option for a period of 12 months following the effective date of such a transaction. The option term may be extended in the event that exercise of the option following termination of service is prohibited by applicable securities laws. In no event, however, may an option be exercised beyond the expiration of its term.

        Transferability of Options.    Options granted under the 2007 directors' plan are generally not transferable except by will or the laws of descent and distribution. However, an option may be transferred for no consideration upon written consent of our board of directors if (a) at the time of transfer, a Form S-8 registration statement under the Securities Act is available for the issuance of shares upon the exercise of such transferred option or (b) the transfer is to the optionee's employer or its affiliate at the time of transfer.

        Changes to Capital Structure.    In the event that there is a specified type of change in our capital structure, such as a stock split, appropriate adjustments will be made to (a) the number of shares reserved under the 2007 directors' plan, (b) the number of shares for which options are to be granted subsequently to new and continuing non-employee directors and (c) the number of shares and exercise price of all outstanding options.

        Corporate Transactions.    In the event of certain significant corporate transactions as set forth in the 2007 directors' plan, all outstanding options under the 2007 directors' plan may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such options, then (a) with respect to any such options that are held by optionees then performing services for us or our affiliates, the vesting and exercisability of such options will be accelerated in full and such options will be terminated if not exercised prior to the effective date of the corporate transaction, and (b) all other outstanding options will terminate if not exercised prior to the effective date of the corporate transaction. Our board of directors may also provide that the holder of an outstanding option not assumed in the corporate transaction will surrender such option in exchange for a payment equal to the excess of (a) the value of the property that the optionee would have received upon exercise of the option, over (b) the exercise price otherwise payable in connection with the option.

        Changes in Control.    The vesting and exercisability of options held by non-employee directors who are either (a) required to resign their position in connection with a specified change in control transaction or (b) removed from their position in connection with such a change in control will be accelerated in full.

    Director Compensation Table

        The following table shows for the fiscal year ended December 31, 2006 certain information with respect to the compensation of all of our non-employee directors.

Name	Fees Earned or Paid in Cash(1)	Option Awards(2)	Total
Robert Adelman, M.D.	—	$12,193	$12,193
Lars Ekman, M.D., Ph.D.	$2,000	6,600	8,600
Keith R. Leonard	4,000	13,255	17,255
Herm Rosenman(3)	4,000	13,683	17,683
Paul Sekhri	2,000	12,193	14,193
Nick Simon	—	12,193	12,193

(1)
Consists of fees earned for board and committee meeting attendance.

(2)
Except for Mr. Rosenman, we did not grant any stock option awards to our directors in 2006. The dollar amounts in this column represent the compensation cost recognized for the year ended December 31, 2006 of stock option awards granted in prior years. These amounts have been calculated in accordance with FASB Statement No. 123 (revised), "Share-Based Payment," or SFAS No. 123R, using the Black-Scholes option-pricing model. The assumptions made in the valuation of stock awards and option awards are discussed in Note 9 to the notes of our financial statements included elsewhere in this prospectus. Pursuant to SEC rules, the amount shown excludes the impact of estimated forfeiture related to service-based vesting conditions.

(3)
Upon joining our board of directors in January 2006, Mr. Rosenman was granted a stock option to purchase 15,000 shares of our common stock. 1/36th of the shares subject to this stock option vest in equal monthly installments over three years.

Limitations on Directors' Liability and Indemnification Agreements

        As permitted by Delaware law, we have adopted provisions in our amended and restated certificate of incorporation and bylaws that limit or eliminate the personal liability of directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, a director exercise an informed business judgment based on all material information reasonably available to him or her. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

  •
  any breach of the director's duty of loyalty to us or our stockholders;

  •
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  any act related to unlawful stock repurchases or redemptions or payments of dividends; or

  •
  any transaction from which the director derived an improper personal benefit.

        These limitations of liability do not limit or eliminate our rights or any stockholder's rights to seek non-monetary relief, such as injunctive relief or rescission. These provisions will not alter a director's liability under federal securities laws.

        As permitted by Delaware law, our bylaws also provide that:

  •
  we will indemnify our directors and executive officers subject to certain exceptions, and may indemnify our other officers, employees and agents, to the fullest extent permitted by law;

  •
  subject to certain exceptions, we will advance expenses to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by law; and

  •
  the rights provided in our bylaws are not exclusive.

        We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of the person's actions in connection with his or her services to us, regardless of whether Delaware law permits indemnification for such liability.

        The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. Currently, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

        In addition to the indemnification provided for in our bylaws, prior to the closing of this offering, we intend to enter, and we intend to continue thereafter to enter, into separate indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers for some expenses, including attorney's fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of his service as our director, officer, employee or other agent or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers. There is no pending litigation or proceeding involving any of our directors or executive officers for which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        The following is a summary of transactions since January 1, 2004 to which we have been a party in which the amount involved exceeded $120,000 and in which any of our executive officers, directors or beneficial holders of more than five percent of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements which are described under the section of this prospectus entitled "Compensation Discussion and Analysis."

Policies and Procedures for Review and Approval of Related Party Transactions

        Pursuant to our written Code of Conduct, our executive officers and directors are not permitted to enter into any transactions with us without the approval of either our audit committee or our board of directors. In approving or rejecting such proposed transactions, the audit committee or board of directors, as applicable, shall consider the relevant facts and circumstances available and deemed relevant to the audit committee or board of directors, as applicable, including but not limited to the risks, costs, benefits to us, the terms of the transactions, the availability of other sources for comparable services or products and, if applicable, the impact on a director's independence. Our audit committee and/or board of directors shall approve only those transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee or board of directors determines in the good faith exercise of its discretion. We have designated a compliance officer to generally oversee compliance with the Code of Conduct.

        All of the transactions described below were entered into prior to the adoption of our Code of Conduct. Instead, their approvals are as described herein. The stock option exercises were made under the terms of options granted by our board of directors. The issuances of Series D preferred stock, Series E preferred stock and the related Investor Rights Agreement and Voting Agreement were approved by our board of directors. The director and officer indemnification agreements were approved by our board of directors.

Sales of Securities

        The shares of common stock set forth in the table below were issued to our officers and directors in September 2005 at a per share price of $0.90, in January 2006 at a per share price of $1.80, and in February 2007 and April 2007 at a per share price of $3.30. In May 2004, we issued and sold an aggregate of 5,538,757 shares of Series D preferred stock at a per share price of $9.93 for aggregate consideration of $55.0 million. In January 2006, we issued and sold an aggregate of 2,818,447 shares of our Series E preferred stock at a per-share price of $10.80 for aggregate consideration of $30.4 million. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm's-length transactions.

        For a description of current beneficial ownership, see "Principal Stockholders."

Investors	Common Stock	Series D Preferred Stock(1)	Series E Preferred Stock(1)
Executive Officers
Paul Goddard, Ph.D.(2)	68,333	3,021	—
Peter G. Milner, M.D.(3)	83,333	17,802	—
5% Stockholders
Entities Affiliated with MPM Capital(4)	—	1,125,077	580,518
Nomura Phase4 Ventures, L.P.	—	2,014,098	433,633
Entities affiliated with OrbiMed Advisors(5)	—	604,228	323,399

(1)
Each outstanding share of Series D preferred stock and Series E preferred stock will automatically convert into one share of our common stock immediately upon the closing of this offering.

(2)
Includes 3,021 shares of Series D preferred stock held by Paul and Jaqueline Goddard Family Living Trust for which Dr. Goddard has shared voting and investment power and 37,152 shares of common stock that are subject to our right to repurchase as of June 30, 2007.

(3)
Includes 14,409 shares of Series D preferred stock held in the name of Diarmuid Investments, Ltd. for which Dr. Milner has shared voting and investment power and 3,393 shares of Series D preferred stock held in the name Naomi Milner, Dr. Milner's sister, for which Dr. Milner has shared voting and investment power.

(4)
Consists of 15,186 shares of Series D preferred stock and 8,831 shares of Series E preferred stock held by MPM Asset Management Investors 2002 BVIII LLC; 64,952 shares of Series D preferred stock and 37,772 shares of Series E preferred stock held by MPM BioVentures III GMBH & Co. Beteiligungs KG; 23,220 shares of Series D preferred stock and 13,504 shares of Series E preferred stock held by MPM BioVentures II Parallel Fund, LP; 51,679 shares of Series D preferred stock and 30,053 shares of Series E preferred stock held by MPM BioVentures III, LP; 768,630 shares of Series D preferred stock and 446,995 shares of Series E preferred stock held by MPM BioVentures III-QP, LP; and 201,410 shares of Series D preferred stock and 43,363 shares of Series E preferred stock held by MPM BioVentures Strategic Fund, LP.

(5)
Consists of 404,811 shares of Series D preferred stock and 216,666 shares of Series E preferred stock held by Caducceus Private Investments, LP; 8,426 shares of Series D preferred stock and 4,510 shares of Series E preferred stock held by OrbiMed Associates, LLC; and 190,991 shares of Series D preferred stock and 102,223 shares of Series E preferred stock held by UBS Juniper Crossover Fund, LLC.

Investor Rights Agreement

        We have entered into an amended and restated investor rights agreement with the purchasers of our outstanding convertible preferred stock and certain holders of warrants to purchase convertible preferred stock, including entities with which certain of our directors are affiliated. As of June 30, 2007, the holders of 11,415,130 shares of our common stock, including 111,982 shares of common stock issuable upon the exercise of warrants outstanding, are entitled to rights with respect to the registration of their shares under the Securities Act. For a more detailed description of these registration rights, see "Description of Capital Stock—Registration Rights."

Election of Directors

        We have entered into an amended and restated voting agreement with the purchasers of our outstanding preferred stock, including entities with which certain of our directors are affiliated, and certain other stockholders, obligating each party to vote or consent at each stockholder meeting or with respect to each written stockholder consent to maintain the size of our board of directors and to elect the nominees of certain parties to the board of directors. Upon the closing of this offering, the voting agreement will terminate in its entirety and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Director and Officer Indemnification

        Our amended and restated certificate of incorporation and bylaws contain provisions limiting the liability of directors. In addition, prior to the closing of this offering, we intend to enter, and we intend to continue thereafter to enter, into separate indemnification agreements with each of our directors and executive officers to the fullest extent permitted under Delaware law. See "Compensation Discussion and Analysis—Limitations on Directors' Liability and Indemnification Agreements."

Employment Agreements

        We have entered into employment agreements with each of our executive officers. For more information regarding these agreements, see "Compensation Discussion and Analysis—Executive Employment Agreements."

Severance and Change of Control Arrangements

        Some of our executive officers are entitled to certain severance and change of control benefits. For information regarding these arrangements, see "Compensation Discussion and Analysis—Severance and Change of Control Benefits."

PRINCIPAL STOCKHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our common stock as of June 30, 2007 and as adjusted to give effect to the sale of 5,000,000 shares of common stock in this offering, for:

  •
  each person known by us to own beneficially more than 5% of our common stock;

  •
  each of our directors;

  •
  each of our named executive officers; and

  •
  all of our directors and executive officers as a group.

        The percentage ownership information shown in the table is based on a total of 12,536,645 shares of our common stock outstanding on June 30, 2007, assuming conversion of all outstanding shares of our preferred stock as of June 30, 2007 and the issuance of 5,000,000 shares of common stock in this offering. The percentage ownership information assumes no exercise of the underwriters' over-allotment option.

        Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or a warrant that are immediately exercisable or excercisable on or before August 29, 2007, which is 60 days after June 30, 2007. These shares are deemed to be outstanding and beneficially owned by the persons holding those options or a warrant for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons and entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

        Except as otherwise noted, the address for such person or entity listed in the table is c/o ARYx Therapeutics, Inc., 6300 Dumbarton Circle, Fremont, CA 94555.

		Percentage of Shares Beneficially Owned
Name of Beneficial Owner	Number of Shares Beneficially Owned	Before Offering	After Offering
5% Stockholders
Entities affiliated with MPM Capital(1)	3,276,862	26.1%
Nomura Phase4 Ventures LP(2)	2,447,731	19.5
Entities affiliated with OrbiMed Advisors(3)	1,825,493	14.6
Executive Officers and Directors
Paul Goddard, Ph.D.(4)	352,186	2.7
Peter G. Milner, M.D.(5)	398,485	3.2
Pascal Druzgala, Ph.D.(6)	298,725	2.4
John Varian(7)	133,037	1.1
David Nagler(8)	71,144	*
Daniel Canafax, Pharm., D.(9)	20,834	*
Robert Adelman, M.D.(10)	1,836,326	14.6
Lars Ekman, M.D., Ph.D.(11)	12,916	*
Keith R. Leonard(12)	10,416	*
Herm Rosenman(13)	7,916	*
Paul Sekhri(14)	10,833	*
Nick Simon(15)	3,292,097	26.3
All executive officers and directors as a group (12 persons)(16)	6,444,915	48.8%

*
Represents beneficial ownership of less than 1%

(1)
Consists of 49,850 shares held by MPM Asset Management Investors 2002 BVIII LLC, or MPM AMI BV III, 213,222 shares held by MPM BioVentures III GMBH & Co. Beteiligungs KG, 76,218 shares held by MPM BioVentures III Parallel Fund, LP, 169,651 shares held by MPM BioVentures III, LP, 2,523,148 shares held by MPM BioVentures III-QP, LP and 244,773 shares held by MPM BioVentures Strategic Fund, LP. MPM BioVentures III GP, L.P. and MPM BioVentures III LLC, or MPM BV III LLC, are the direct and indirect general partners of the above mentioned funds. Luke Evnin, Ansbert Gadicke, Michael Steinmetz, Nicholas Galakatos, Dennis Henner, Kurt Wheeler and Nicholas Simon, III, one of our directors, are members of MPM BV III LLC and MPM AMI BV III and share investment and voting power over the shares held by all the above-mentioned funds. Messrs. Evnin, Gadicke, Steinmetz, Galakatos, Henner, Wheeler and Simon each disclaim beneficial ownership of the shares held by such above-mentioned funds except to the extent of their respective proportionate pecuniary interests therein. The address of MPM Capital is 200 Clarendon Street, 54th Floor, Boston, MA 02116.

(2)
Nomura Phase4 Ventures Limited, as manager of Nomura Phase4 Ventures LP, has voting and investment power over all the shares held by such fund. Nomura Phase4 Ventures Limited is a subsidiary of Nomura International plc which is a subsidiary of Nomura Europe Holdings plc, which in turn is a subsidiary of Nomura Holdings Inc., a publicly traded company. Mr. Hiromichi Aoki, the Head of Merchant Banking, Nomura International plc, and Dr. Denise Pollard-Knight, the Head of Nomura Phase4 Ventures, are the only two members of the board of directors of Nomura Phase4 Ventures Limited and both of them, acting together, exercise the voting and investment power of Nomura Phase4 Ventures Limited. Dr. Pollard-Knight disclaims beneficial ownership over any of the shares held by Nomura Phase4 Ventures LP except to the extent of her pecuniary interest therein. The address of Nomura Phase4 Ventures LP is Nomura House, 1 St Martin's-le-Grand, London EC1A 4NP, United Kingdom.

(3)
Consists of 1,223,015 shares held by Caduceus Private Investments, LP; 25,457 shares held by OrbiMed Associates, LLC; and 577,021 shares held by UBS Juniper Crossover Fund, LLC. OrbiMed Capital GP I, LLC is the general partner of Caduceus Private Investments LP. OrbiMed Advisors, LLC is a managing member of OrbiMed Associates, LLC and acts as investment advisor to UBS Juniper Crossover Fund, LLC. Samuel D. Isaly owns controlling interests in OrbiMed Capital GP I, LLC and OrbiMed Associates, LLC and has investment and voting control over the 1,825,493 shares held by the above mentioned funds. Mr. Isaly disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Robert Adelman, M.D., a member of our board of directors, is an affiliate of the above mentioned funds. The address of OrbiMed Advisors LLC is 767 Third Avenue, 30th Floor, New York, NY 10017.

(4)
Includes 280,832 shares that Dr. Goddard has a right to acquire within 60 days of June 30, 2007 through the exercise of options; 34,722 shares subject to our unvested share repurchase right within 60 days of June 30, 2007 and 3,021 shares held by Paul & Jaqueline Goddard Family Living Trust for which Dr. Goddard and his spouse are trustees.

(5)
Includes 4,052 shares held by Naomi Milner; 31,903 shares held by Diarmuid Investments Ltd., and 41,580 shares that Dr. Milner has a right to acquire within 60 days of June 30, 2007 through the exercise of options. Dr. Milner is deemed to have shared voting and investment power over the shares held by Naomi Milner, Dr. Milner's sister, and Diarmuid Investments, Ltd. Of the 41,580 shares Dr. Milner has a right to acquire within 60 days of June 30, 2007, 12,500 shares are subject to our unvested share repurchase right.

(6)
Includes 68,437 shares that Dr. Druzgala has a right to acquire within 60 days of June 30, 2007 through the exercise of options.

(7)
Consists of 133,037 shares that Mr. Varian has a right to acquire within 60 days of June 30, 2007 through the exercise of options.

(8)
Consists of 71,144 shares that Mr. Nagler has a right to acquire within 60 days of June 30, 2007 through the exercise of options.

(9)
Consists of 20,834 shares that Dr. Canafax has a right to acquire within 60 days of June 30, 2007 through the exercise of options.

(10)
Consists of the shares described in Note (3) above and 10,833 shares that Dr. Adelman has a right to acquire within 60 days of June 30, 2007 through the exercise of options. Dr. Adelman disclaims beneficial ownership of the shares described in Note (3), except to the extent of his pecuniary interest therein.

(11)
Consists of 12,916 shares that Dr. Ekman has a right to acquire within 60 days of June 30, 2007 through the exercise of options.

(12)
Consists of 10,416 shares that Mr. Leonard has a right to acquire within 60 days of June 30, 2007 through the exercise of options.

(13)
Consists of 7,916 shares that Mr. Rosenman has a right to acquire within 60 days of June 30, 2007 through the exercise of options.

(14)
Consists of 10,833 shares that Mr. Sekhri has a right to acquire within 60 days of June 30, 2007 through the exercise of options. Mr. Sekhri, one of our directors, is a venture partner at MPM Capital but has no voting or investment power over any shares held by the entities affiliated with MPM Capital.

(15)
Includes the shares described in note (1) above and 10,833 shares that Mr. Simon has a right to acquire within 60 days of June 30, 2007 through the exercise of options. Mr. Simon disclaims beneficial ownership of the shares described in Note (1), except to the extent of his pecuniary interest therein.

(16)
Includes 5,102,355 shares held by entities affiliated with certain of our directors and 679,611 shares that certain of our executive officers and directors have a right to acquire within 60 days of June 30, 2007 through the exercise of options.

DESCRIPTION OF CAPITAL STOCK

        Upon the closing of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of 150,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.

        The following is a summary of the rights of our common stock and preferred stock. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

        Outstanding Shares.    Based on 12,536,645 shares of common stock outstanding as of June 30, 2007, which assumes the conversion of all outstanding preferred stock into 11,415,130 shares of common stock upon the closing of this offering, the issuance of 5,000,000 shares of common stock in this offering, and no exercise of outstanding options or warrants, there will be 17,536,645 shares of common stock outstanding upon the closing of this offering. As of June 30, 2007, assuming the conversion of all outstanding preferred stock into common stock upon the closing of this offering, we had approximately 126 record holders of our common stock.

        As of June 30, 2007, there were 1,793,058 shares of common stock subject to outstanding options, and up to 111,982 shares of common stock subject to outstanding warrants.

        Voting Rights.    Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders, including the election of directors. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

        Dividends.    Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

        Rights and Preferences.    Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

        Fully Paid and Non-assessable.    All of our outstanding shares of common stock are, and the shares of common stock to be issued pursuant to this offering will be, fully paid and non-assessable.

Preferred Stock

        Upon the closing of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.

Warrants

        As of June 30, 2007, warrants to purchase a total of 11,278 shares of our Series C preferred stock with an exercise price of $8.91 per share were outstanding, and warrants to purchase a total of 100,704 shares of our Series D preferred stock with an exercise price of $9.93 per share were outstanding. Each warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, reorganizations, reclassifications and consolidations. Each warrant also has a net exercise provision under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares of our stock issuable under such warrant based on the fair market value of such stock at the time of exercise of the warrant after deduction of the aggregate exercise price. Upon the closing of this offering, these warrants will be exercisable for a total of 111,982 shares of our common stock.

Registration Rights

        Under our amended and restated investor rights agreement, 180 days after the effective date of this offering, the holders of 11,415,130 shares of common stock and warrants to purchase up to 106,315 shares of common stock, or their transferees, have the right to require us to register their shares with the Securities and Exchange Commission so that those shares may be publicly resold, or to include their shares in any registration statement we file, subject to certain exceptions, conditions and limitations.

        Demand Registration Rights.    At any time beginning 180 days after the effective date of this offering, the holders of at least (i) a majority of the shares issuable upon conversion of our Series A preferred stock, Series B preferred stock, Series C preferred stock and Series E preferred stock, in the aggregate, (ii) 33% of the eligible shares issuable upon conversion of our Series D preferred stock or (iii) 36% of the eligible shares issuable upon conversion of our Series E preferred stock have the right to demand that we file up to two registration statements, provided that the aggregate offering price of such shares in each such registration net of underwriting discounts and commissions, exceeds $7,500,000. These registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances.

        Form S-3 Registration Rights.    If we are eligible to file a registration statement on Form S-3, each holder of shares having registration rights has the right to demand that we file registration statements for such holder on Form S-3 so long as the aggregate offering price, net of any underwriting discounts or commissions, of securities to be sold under the registration statement on Form S-3 is at least $3,000,000, subject to specified exceptions, conditions and limitations.

        "Piggyback" Registration Rights.    If we register any securities for public sale, stockholders with registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, but not below 25% of the total number of shares included in the registration statement, except for this offering in which the underwriters have excluded any shares by existing investors. These registration rights are also subject to other specified conditions and limitations, including stockholders excluding registration statements relating to any employee benefit plan or any corporate reorganization or transaction under Rule 145 of the Securities Act.

        Expenses of Registration.    We will pay all expenses, other than underwriting discounts and commissions, relating to all demand registrations, Form S-3 registrations and piggyback registrations, except in certain cases where a holder withdraws a registration request.

        Expiration of Registration Rights.    The registration rights described above will terminate upon the earlier of either 10 years following the closing of this offering or as to a given holder of registrable securities, when such holder of registrable securities can sell all of such holder's registrable securities during any 90-day period pursuant to Rule 144 promulgated under the Securities Act. However, if a holder owns more than 10% of our outstanding securities, such holder shall continue to have registration rights beyond the 10-year limitation until such time as all of the holder's securities may be sold pursuant to Rule 144(k) or such holder owns less than 10% of our outstanding securities.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Bylaws and Delaware Law

        Some provisions of Delaware law and our amended and restated certificate of incorporation and bylaws expected to be adopted upon completion of this offering contain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of proxy context or otherwise; or removal of our incumbent officers and directors.

        These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantage of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

        Undesignated Preferred Stock.    Our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

        Stockholder Meetings.    Our charter documents provide that a special meeting of stockholders may be called only by our chairman of the board, our chief executive officer, or by a resolution adopted by a majority of our board of directors.

        Requirements for Advance Notification of Stockholder Nominations and Proposals.    Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

        Elimination of Stockholder Action by Written Consent.    Our amended and restated certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

        Election and Removal of Directors.    Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. For more information on the classified board, see "Management—Board of Directors." In addition, directors may be removed from office by our stockholders only for cause. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.

        Amendment of Charter Provisions.    The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least 66 2/3% of our then outstanding common stock.

        Delaware Anti-Takeover Statute.    We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed "interested stockholders" from engaging in a "business combination" with a Delaware corporation for three years following the date these persons become interested stockholders unless:

  •
  prior to the transaction, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, calculated as provided under Section 203 of the Delaware General Corporation Law; or

  •
  at or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

        Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation's voting stock. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

        The provisions of Delaware law, our amended and restated certificate of incorporation and our bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

NASDAQ Global Market Listing

        We are applying to have our common stock listed on the NASDAQ Global Market under the symbol "ARYX."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent and registrar's address is 250 Royall Street, Canton, Massachusetts 02021.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, no public market existed for our common stock. Market sales of shares of our common stock after this offering and from time to time, and the availability of shares for future sale, may reduce the market price of our common stock. Sales of substantial amounts of our common stock, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to obtain capital, especially through an offering of equity securities.

        Based on the number of shares of common stock outstanding as of June 30, 2007, upon completion of this offering, 17,536,645 shares of common stock will be outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of options or warrants. All of the shares sold in this offering will be freely tradable unless purchased by our affiliates. Except as set forth below, the remaining shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will generally become available for sale in the public market as follows:

  •
  no restricted shares will be eligible for immediate sale upon the closing of this offering;

  •
  approximately 12,536,645 shares, less 37,152 shares subject to a repurchase option in our favor tied to a holder's continued service with us (which will be eligible for sale upon lapse of the repurchase option), will be eligible for sale upon expiration of lock-up agreements 180 days after the date of this prospectus, subject to extensions as described in the section entitled "Underwriters"; and

  •
  the remainder of the restricted shares will be eligible for sale from time to time thereafter upon expiration of their respective one-year holding periods, but could be sold earlier if the holders exercise any available registration rights.

        In addition, 111,982 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2007, if exercised, will be eligible for sale after 180 days after the date of this prospectus (assuming that the restricted period and the lock-up agreements have expired as of such date) and at various times thereafter. Of the 1,793,058 shares of our common stock that were subject to stock options outstanding as of June 30, 2007, options to purchase 864,608 shares of common stock were vested as of June 30, 2007 and will also be eligible for sale 180 days following the effective date of this offering, subject to extensions as described in the section entitled "Underwriters."

Rule 144

        In general, under Rule 144 under the Securities Act, as currently in effect, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  one percent of the number of shares of our common stock then outstanding, which will equal 175,366 shares immediately after the closing of this offering; or

  •
  the average weekly trading volume of our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

        Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

        Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 without compliance with some restrictions of Rule 144, including the holding period requirement. Our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares.

Lock-Up Agreements

        In connection with this offering, we and each of our directors and officers and holders of substantially all of our outstanding stock have agreed that, subject to certain exceptions, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into, or exercisable or exchangeable for, common stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise. These restrictions, and certain exceptions, are described in more detail under "Underwriters."

Registration Rights

        Upon the closing of this offering, the holders of 11,415,130 shares of our common stock and 111,982 shares of our common stock issuable upon the exercise of outstanding warrants, or their transferees, will be entitled to rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See "Description of Capital Stock—Registration Rights."

Equity Incentive Plans

        We intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock subject to outstanding stock option granted under our 2001 Equity Incentive Plan, as well as the shares of common stock reserved for issuance pursuant to our 2007 Equity Incentive Plan, 2007 Non-Employee Directors' Stock Option Plan and 2007 Employee Stock Purchase Plan. The registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under the registration statement will, subject to Rule 144 volume limitations applicable to affiliates and the lock-up agreements described above, be available for sale in the open market.

MATERIAL U.S. TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK

        The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. For purposes of this discussion, you are a "non-U.S. holder" if you are a beneficial owner of our common stock and you are not, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation or other entity taxable as a corporation or partnership or entity taxable as a partnership created or organized in or under the laws of the United States, or of any political subdivision of the United States, other than a partnership treated as foreign under U.S. Treasury regulations;

  •
  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust (i) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (ii) if the trust has made a valid election to be treated as a U.S. person under applicable U.S. Treasury regulations.

        If a partnership holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, we urge partnerships that hold our common stock and partners in such partnerships to consult their tax advisors.

        If you are an individual, you may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income tax purposes as if they were U.S. citizens.

        This discussion does not consider:

  •
  U.S. state or local or any non-U.S. tax consequences;

  •
  all aspects of U.S. federal income and estate taxes or specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position;

  •
  the tax consequences for partnerships or other entities taxable as partnerships for U.S. federal income tax purposes;

  •
  the tax consequences for the stockholders, partners or beneficiaries of a holder of our common stock;

  •
  special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers and traders in securities; and

  •
  special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment.

        The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, existing and proposed U.S. Treasury regulations and administrative and judicial interpretations, all as of the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following summary assumes that you hold our common stock as a capital asset. Each non-U.S. holder should consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

        We do not anticipate paying cash dividends on our common stock in the foreseeable future. See "Dividend Policy." In the event, however, that we pay dividends on our common stock, we will have to withhold a U.S. federal withholding tax at a rate of 30%, or a lower rate under an applicable income tax treaty, from the gross amount of the dividends paid to you. You should consult your tax advisors regarding your entitlement to benefits under a relevant income tax treaty. Generally, in order for us to withhold tax at a lower treaty rate, you must provide us with a Form W-8BEN certifying your eligibility for the lower treaty rate.

        If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service.

        If the dividend is effectively connected with your conduct of a trade or business in the United States or, alternatively, if an income tax treaty applies and the dividend is attributable to a permanent establishment maintained by you in the United States, the dividend will be exempt from U.S. federal withholding tax provided that you satisfy applicable certification requirements. In these cases, the dividend will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons and, if you are a foreign corporation, you may be subject to an additional branch profits tax at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty.

Gain on Dispositions of Common Stock

        You generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

  •
  the gain is effectively connected with your conduct of a trade or business in the United States or, alternatively, if an income tax treaty applies, is attributable to a permanent establishment maintained by you in the United States; in these cases, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons and, if you are a foreign corporation, you may be subject to an additional branch profits tax at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty;

  •
  you are an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meet other requirements; or

  •
  we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that you held our common stock; in these cases, the gain will be taxed on a net income basis in the manner described in the first bullet paragraph above.

        Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a "U.S. real property holding corporation" generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We believe that we are not currently, and we do not anticipate becoming in the future, a "U.S. real property holding corporation" for U.S. federal income tax purposes.

Federal Estate Tax

        Common stock owned or treated as owned by an individual who is a non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding Tax

        Dividends paid to you may be subject to information reporting and U.S. backup withholding. You will be exempt from such backup withholding tax if you provide a Form W-8BEN or otherwise meet documentary evidence requirements for establishing that you are a non-U.S. holder or otherwise establish an exemption.

        The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding. If you sell your shares of our common stock outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then the U.S. backup withholding and information reporting requirements generally (except as provided in the following sentence) will not apply to that payment. However, U.S. information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the U.S., if you sell our common stock through a non-U.S. office of a broker that:

  •
  is a U.S. person;

  •
  derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

  •
  is a "controlled foreign corporation" for U.S. tax purposes; or

  •
  if a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership, or the foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence in its files that you are a non-U.S. person and various other conditions are met or you otherwise establish exemption.

        If you receive payments of the proceeds of a sale of our common stock to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you provide a Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption.

        You generally may obtain a refund of any amount withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the U.S. Internal Revenue Service.

UNDERWRITERS

        Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, CIBC World Markets Corp., Jefferies and Company, Inc. and Leerink Swann LLC, Inc are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
CIBC World Markets Corp.
Jefferies & Company, Inc.
Leerink Swann LLC

Total	5,000,000

        The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

        The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $            a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 750,000 additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters' over-allotment option is exercised in full, the total price to the public would be $            , the total underwriting discounts and commissions would be $            and the total proceeds to us would be $            .

        The following table shows the per share and total underwriting discounts and commissions to be paid by us to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option.

	Per Share		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise
Underwriting discounts and commissions to be paid by us	$	$	$	$

        The expenses of this offering payable by us, not including underwriting discounts and commissions, are estimated to be approximately $2.0 million, which includes legal, accounting and printing costs and various other fees associated with the registration and listing of our common stock.

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

        We and all of our directors and officers and holders of substantially all of our outstanding stock have agreed that, subject to certain exceptions, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

  •
  file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (other than any registration statement on Form S-8); or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

  •
  the sale of shares to the underwriters;

  •
  transactions by any person other than us relating to shares purchased in this offering;

  •
  transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering, provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended, shall be required or shall be voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions;

  •
  the exercise of any options to acquire common stock or conversion of any convertible security into common stock;

  •
  transfers of shares of common stock or any security convertible into common stock as a bona fide gift;

  •
  the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the restricted period;

  •
  distributions of shares of common stock or any security convertible into common stock by will or intestate succession or to any trust or partnership for the direct or indirect benefit of the undersigned or any member of the immediate family of the undersigned; or

  •
  distributions of shares of common stock or any security convertible into common stock to general or limited partners or stockholders or members of the undersigned;

provided that in the case of any transfer or distribution as described in the fifth, sixth or seventh bullet points above, (i) each donee or distributee shall sign and deliver a lock-up letter substantially in the form of this letter and (ii) no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the restricted period referred to in the foregoing sentence.

        The 180-day restricted period described in the preceding paragraph will be extended if:

  •
  during the last 17 days of the 180-day restricted period we issue a release regarding earnings or regarding material news or events relating to us; or

  •
  prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event; provided, however, that the restrictions described in the preceding paragraph will not extend beyond 214 days after the date of this prospectus.

        In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

        We have applied to list our common stock on the NASDAQ Global Market under the symbol "ARYX."

        We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

        In connection with this offering, certain of the underwriters may distribute prospectuses electronically. No forms of prospectus other than printed prospectuses and electronically distributed prospectuses that are printable in Adobe PDF format will be used in connection with this offering.

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of shares of common stock to the public in that Member State, except that it may, with effect from and including such date, make an offer of shares of common stock to the public in that Member State:

  •
  at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

  •
  at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of the above, the expression an "offer of shares of common stock to the public" in relation to any shares of common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

        Each underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the common stock in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any shares of common stock in, from or otherwise involving the United Kingdom.

Pricing of the Offering

        Prior to this offering, there has been no established trading market for the shares of our common stock. The initial public offering price was determined by negotiations between us and the representatives of the underwriters. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and other financial operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

LEGAL MATTERS

        The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley Godward Kronish LLP, Palo Alto, California. The underwriters are being represented by Davis Polk & Wardwell, Menlo Park, California. As of the date of this prospectus, Cooley Godward Kronish LLP directly holds an aggregate of 2,777 shares of our common stock and GC&H Investments, LLC, an entity comprised of partners and associates of Cooley Godward Kronish LLP, holds an aggregate of 17,312 shares of our common stock.

EXPERTS

        Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2005 and 2006, and for each of the three years in the period ended December 31, 2006, as set forth in their report. We have included our consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of our common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

        You can read our SEC filings, including the registration statement, over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street NE, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

        Upon the closing of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We also maintain a web site at http://www.aryx.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our web site is not part of this prospectus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
ARYx Therapeutics, Inc.

        We have audited the accompanying consolidated balance sheets of ARYx Therapeutics, Inc. as of December 31, 2005 and 2006, and the related consolidated statements of operations, convertible preferred stock and stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ARYx Therapeutics, Inc. at December 31, 2005 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

        As discussed in Notes 1 and 10 to the consolidated financial statements, ARYx Therapeutics changed its method of accounting for stock-based compensation in accordance with guidance provided in Statement of Financial Accounting Standards (SFAS) No. 123(R), "Share-Based Payment," and changed its method of accounting for preferred stock warrant liabilities in accordance with guidance provided in Financial Accounting Standards Board Staff Position (FSP) No. 150-5, "Issuer's Accounting under Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable," an interpretation of SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," on January 1, 2006.

/s/ Ernst & Young LLP

Palo Alto, California
July 16, 2007,
except for the second paragraph of Note 1 and for Note 12, as to which the date is
October 22, 2007

ARYx Therapeutics, Inc.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	December 31,
			June 30, 2007	Pro Forma June 30, 2007
	2005	2006
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$12,455	$18,660	$14,651	$14,651
Marketable securities	13,886	31,648	20,555	20,555
Receivable from corporate partner	—	—	22	22
Restricted cash	—	—	150	150
Related party receivable	—	45	42	42
Prepaid research and development expenses	548	242	792	792
Other prepaid and current assets	827	816	965	965

Total current assets	27,716	51,411	37,177	37,177
Restricted cash	1,093	903	903	903
Property and equipment, net	4,143	4,169	3,912	3,912
Related party receivable	—	20	—	—
Other assets	360	261	212	212

Total assets	$33,312	$56,764	$42,204	$42,204

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$656	$691	$172	$172
Accrued compensation	523	761	729	729
Accrued research and development expenses	3,582	1,349	2,499	2,499
Preferred stock warrants liability	—	853	798	—
Notes payable	2,244	3,197	3,362	3,362
Deferred lease credit	353	333	333	333
Deferred revenue	—	3,896	3,929	3,929
Other accrued liabilities	388	447	455	455

Total current liabilities	7,746	11,527	12,277	11,479
Deferred lease credit	2,378	2,124	1,961	1,961
Notes payable	8,921	6,679	5,106	5,106
Deferred revenue	—	19,481	17,536	17,536
Commitments and contingencies
Convertible preferred stock, $0.001 par value, issued in series; 8,674,823 shares authorized at December 31, 2005, and 11,508,156 shares authorized at December 31, 2006 and June 30, 2007 (unaudited); 8,556,775 shares, 11,375,222 shares, and 11,376,277 shares issued and outstanding at December 31, 2005, 2006 and June 30, 2007 (unaudited), respectively, at amount paid-in; aggregate liquidation preference of $81,619, at December 31, 2005, $112,058 at December 31, 2006, and $112,067 at June 30, 2007 (unaudited); no shares issued and outstanding pro forma (unaudited). (Note 9)	81,355	110,665	110,679	—
Stockholders' equity (deficit):
Common stock, $0.001 par value; 12,631,305, 15,991,829 and 15,991,829 shares authorized at December 31, 2005, 2006 and June 30, 2007 (unaudited), respectively; 995,183, 1,056,411 and 1,121,515 shares issued and outstanding at December 31, 2005, 2006 and June 30, 2007 (unaudited), respectively; 150,000,000 shares authorized, 12,536,645 shares issued and outstanding pro forma (unaudited)	1	1	1	12
Additional paid-in capital	1,044	1,451	1,968	113,434
Deferred stock-based compensation	(280)	—	—	—
Accumulated other comprehensive loss	(18)	(1)	(5)	(5)
Accumulated deficit	(67,835)	(95,163)	(107,319)	(107,319)

Total stockholders' equity (deficit)	(67,088)	(93,712)	(105,355)	6,122

Total liabilities, convertible preferred stock and stockholders' equity (deficit)	$33,312	$56,764	$42,204	$42,204

The accompanying notes are an integral part of these consolidated financial statements.

ARYx Therapeutics, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)
Revenue:
Collaboration services	$—	$—	$2,116	$—	$186
License fees	—	—	1,623	—	1,948
Contractual milestone payments	—	—	1,000	—	—

Total revenue	—	—	4,739	—	2,134

Costs and expenses:
Cost of collaboration service revenue	—	—	2,116	—	186
Research and development	16,725	22,498	23,973	14,849	11,016
Selling, general and administrative	4,608	5,671	6,938	3,512	3,624

Total costs and expenses	21,333	28,169	33,027	18,361	14,826

Loss from operations	(21,333)	(28,169)	(28,288)	(18,361)	(12,692)
Interest and other income	542	876	2,294	986	1,179
Interest expense	(36)	(671)	(1,324)	(636)	(643)

Loss before cumulative effect of change in accounting principle	(20,827)	(27,964)	(27,318)	(18,011)	(12,156)
Cumulative effect of change in accounting principle	—	—	(10)	(10)	—

Net loss	$(20,827)	$(27,964)	$(27,328)	$(18,021)	$(12,156)

Basic and diluted net loss per common share	$(24.28)	$(30.74)	$(26.84)	$(17.90)	$(11.41)

Weighted average shares used to compute basic and diluted net loss per common share	858	910	1,018	1,007	1,065

Pro forma basic and diluted net loss per common share (unaudited)			$(2.24)		$(0.97)

Shares used to compute pro forma basic and diluted net loss per common share (unaudited)			12,221		12,480

The accompanying notes are an integral part of these consolidated financial statements.

ARYx Therapeutics, Inc.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)

(in thousands, except share and per share amounts)

	Convertible Preferred Stock
			Common Stock				Accumulated Other Comprehensive Loss		Total Stockholders' Equity (Deficit)
					Additional Paid-in Capital	Deferred Stock-Based Compensation		Accumulated Deficit
	Shares	Amounts	Shares	Amounts
Balances at December 31, 2003	3,018,018	$25,952	838,140	$1	$171	$—	$(2)	$(19,044)	$(18,874)
Issuance of Series D convertible preferred stock for cash at $9.93 per share in July 2004, net of issuance costs of $335	5,538,757	54,665	—	—	—	—		—	—
Issuance of common stock to consultants upon exercise of stock options for cash at $0.60 to $0.90 per share during 2004	—	—	8,346	—	7	—		—	7
Issuance of common stock to employees upon exercise of stock options for cash at $0.90 per share during 2004	—	—	40,263	—	36	—		—	36
Compensation associated with stock options granted to consultants	—	—	—	—	42	—		—	42
Comprehensive loss:
Unrealized loss on marketable securities	—	—	—	—	—	—	(79)	—	(79)
Net loss	—	—	—	—	—	—	—	(20,827)	(20,827)

Comprehensive loss								—	(20,906)

Balances at December 31, 2004	8,556,775	$80,617	886,749	1	256	—	(81)	(39,871)	(39,695)
Issuance of common stock to consultants upon exercise of stock options for cash at $0.90 to $1.80 per share during 2005	—	—	8,486	—	8	—		—	8
Issuance of common stock to employees upon exercise of stock options for cash at $0.90 to $1.80 per share during 2005	—	—	99,948	—	84	—		—	84
Compensation associated with stock options granted to consultants	—	—	—	—	364	—		—	364
Deferred stock-based compensation	—	—	—	—	332	(332)		—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	52		—	52
Issuance of Series D convertible preferred stock warrants in connection with debt financing	—	738	—	—	—	—		—	—
Comprehensive loss:
Unrealized gain on marketable securities	—	—	—	—	—	—	63	—	63
Net loss	—	—	—	—	—	—	—	(27,964)	(27,964)

Comprehensive loss								—	(27,901)

Balances at December 31, 2005	8,556,775	$81,355	995,183	$1	$1,044	$(280)	$(18)	$(67,835)	$(67,088)

The accompanying notes are an integral part of these consolidated financial statements.

ARYx Therapeutics, Inc.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT) (Continued)

(in thousands, except share and per share amounts)

	Convertible Preferred Stock
			Common Stock				Accumulated Other Comprehensive Loss		Total Stockholders' Equity (Deficit)
					Additional Paid-in Capital	Deferred Stock-Based Compensation		Accumulated Deficit
	Shares	Amounts	Shares	Amounts
Balances at December 31, 2005	8,556,775	$81,355	995,183	$1	$1,044	$(280)	$(18)	$(67,835)	$(67,088)
Reclassification of Series C preferred stock warrants upon adoption of FASB Staff Position No. FAS 150-5	—	(848)	—	—	—	—		—	—
Issuance of Series E convertible preferred stock for cash at $10.80 per share in January 2006, net of issuance costs of $281	2,818,447	30,158	—	—	—	—		—	—
Issuance of common stock to consultants upon exercise of stock options for cash at $0.90 to $1.80 per share during 2006	—	—	11,532	—	13	—		—	13
Issuance of common stock to employees upon exercise of stock options for cash at $0.90 to $1.80 per share during 2006	—	—	24,696	—	46	—		—	46
Issuance of restricted common stock to an officer in exchange for services	—	—	25,000	—	72	—		—	72
Reversal of deferred stock-based compensation upon adoption of Statement of Financial Accounting Standards No. 123(R)	—	—	—	—	(280)	280		—	—
Stock-based compensation	—	—	—	—	556	—		—	556
Comprehensive loss:
Unrealized gain on marketable securities	—	—	—	—	—	—	17	—	17
Net loss	—	—	—	—	—	—	—	(27,328)	(27,328)

Comprehensive loss								—	(27,311)

Balances at December 31, 2006	11,375,222	110,665	1,056,411	1	1,451	—	(1)	(95,163)	(93,712)
Issuance of common stock to employees upon exercise of stock options for cash at $0.90 to $3.00 per share during the first six months in 2007 (unaudited)	—	—	21,771	—	38	—		—	38
Issuance of restricted common stock to an officer in exchange for services (unaudited)	—	—	43,333			—		—	—
Stock-based compensation (unaudited)	—	—	—	—	479	—		—	479
Net exercise of preferred stock warrant into Series C convertible preferred stock (unaudited)	1,055	14	—	—	—	—		—	—
Comprehensive loss:
Unrealized loss on marketable securities (unaudited)	—	—	—	—	—	—	(4)	—	(4)
Net loss (unaudited)	—	—	—	—	—	—	—	(12,156)	(12,156)

Comprehensive loss (unaudited)								—	(12,160)

Balances at June 30, 2007 (unaudited)	11,376,277	$110,679	1,121,515	$1	$1,968	$—	$(5)	$(107,319)	$(105,355)

The accompanying notes are an integral part of these consolidated financial statements.

ARYx Therapeutics, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)
Cash flows from operating activities:
Net loss	$(20,827)	$(27,964)	$(27,328)	$(18,021)	$(12,156)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	186	564	832	385	492
Amortization of (discount) premium on marketable securities	113	18	(6)	2	19
Amortization of preferred stock warrants	14	400	94	47	47
Revaluation of warrants to fair value and warrant net exercise	—	—	5	10	(40)
Impairment of property and equipment	—	—	105	—	—
Stock-based compensation	42	416	628	298	479
(Gain) loss on disposals of property and equipment	(35)	5	—	—	1
Change in assets and liabilities:
Receivable from corporate partner	—	—	—	—	(22)
Related party receivable	—	—	(65)	(85)	22
Prepaid research and development expenses	132	(332)	306	272	(550)
Other prepaid and assets	(1,293)	(221)	16	63	(147)
Accounts payable and other accrued liabilities	2,105	(1,204)	93	(184)	(511)
Accrued compensation	—	250	238	(23)	(32)
Accrued research and development expenses	(588)	2,905	(2,233)	2,004	1,150
Deferred lease credit	—	2,732	(275)	(121)	(163)
Deferred revenue	—	—	23,377	—	(1,912)

Net cash used in operating activities	(20,151)	(22,431)	(4,213)	(15,353)	(13,323)

Cash flows from investing activities:
Purchases of marketable securities	(62,540)	(23,151)	(69,385)	(36,605)	(10,474)
Proceeds from sales of marketable securities	22,000	6,825	17,975	10,200	5,490
Proceeds from maturities of marketable securities	17,900	29,700	33,670	17,600	16,055
Decrease (increase) in restricted cash	—	—	190	—	(150)
Purchases of property and equipment	(795)	(3,849)	(962)	(358)	(236)
Proceeds from sales of property and equipment	182	—	—	—	—

Net cash provided by (used in) investing activities	(23,253)	9,525	(18,512)	(9,163)	10,685

Cash flows from financing activities:
Net proceeds from issuance of convertible preferred stock	54,665	—	30,158	30,157	—
Proceeds from exercise of stock options and issuance of common stock	43	92	59	40	38
Proceeds from issuance of notes payable	—	11,182	681	—	—
Principal payments on notes payable and lease obligation	(1)	(93)	(1,968)	(382)	(1,409)

Net cash provided by (used in) financing activities	54,707	11,181	28,930	29,815	(1,371)

Net increase (decrease) in cash and cash equivalents	11,303	(1,725)	6,205	5,299	(4,009)
Cash and cash equivalents at beginning of period	2,877	14,180	12,455	12,455	18,660

Cash and cash equivalents at end of period	$14,180	$12,455	$18,660	$17,754	$14,651

Supplemental disclosure of cash flow information:
Interest paid	$20	$185	$941	$441	$447

Supplemental schedule of noncash transaction:
Issuance and re-measurement of preferred stock warrants	$—	$738	$5	$10	$(55)

Deferred compensation related to stock options granted below re-assessed fair value and its reversal upon adoption of SFAS 123(R)	$—	$332	$(280)	$(280)	$—

Issuance of Series C preferred stock upon net exercise of warrant for other than cash	$—	$—	$—	$—	$14

The accompanying notes are an integral part of these consolidated financial statements.

ARYx Therapeutics, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        In this report, "ARYx," "we," "us" and "our" refer to ARYx Therapeutics, Inc. "Common Stock" refers to ARYx's common stock, par value $0.001 per share. "Preferred Stock" refers to ARYx's convertible preferred stock, $0.001 par value.

1. Organization and Summary of Significant Accounting Policies

        ARYx is a biopharmaceutical company focused on developing a portfolio of internally discovered product candidates designed to eliminate known safety issues associated with well-established, commercially successful drugs. We use our RetroMetabolic Drug Design technology to design structurally unique molecules that retain the efficacy of these original drugs but are metabolized through a potentially safer pathway to avoid specific adverse side effects associated with these compounds. Our most advanced product candidate, ATI-7505, is based on cisapride and has successfully completed Phase 2 clinical trials for the treatment of gastroesophageal reflux disease and symptoms associated with functional dyspepsia. Our second product candidate, ATI-5923, is based on warfarin and is currently in Phase 2 proof-of-concept clinical trials for use as an anticoagulant to treat patients at risk for the formation of dangerous blood clots. Our third product candidate, ATI-2042, is based on amiodarone and is in Phase 2 clinical trials for the treatment of atrial fibrillation, a form of irregular heartbeat. We have multiple product candidates in preclinical development. Each of our product candidates is an orally available, patentable new chemical entity designed to address similar indications as those of the original drug upon which it is based. Our product candidates target multi-billion dollar markets.

        We were incorporated in the State of California on February 28, 1997 and reincorporated in the State of Delaware on August 29, 2007. We maintain a wholly-owned subsidiary, ARYx Therapeutics Limited, with registered offices in the United Kingdom, which has had no operations since its inception in September 2004. We currently are focused on the human drug development business and operate in a single business segment with regard to the development of human pharmaceutical products.

        From inception through December 31, 2005, we were a development stage company and our financial statements during that period were prepared in conformity with U.S. generally accepted accounting principles governing development stage companies. In June 2006, we entered into a collaboration agreement with Procter & Gamble Pharmaceuticals, Inc. ("P&G") (see Note 4) which resulted in the recognition of significant revenues from our principal operations. Accordingly, beginning with our fiscal year 2006, we are no longer considered a development stage company for accounting purposes.

    Basis of Presentation

        Our consolidated financial statements include the accounts of our wholly-owned subsidiary, ARYx Therapeutics, Ltd. All intercompany accounts and transactions have been eliminated.

    Significant Risks and Uncertainties

        We have experienced significant operating losses since our inception. At June 30, 2007, we had an accumulated deficit of approximately $107.3 million. We have generated no revenue from product sales to date. We have funded our operations principally from the sale of securities and collaboration agreements. We expect to incur substantial additional operating losses for the next several years and may need to obtain additional financing in order to complete the clinical trials of our product candidates, launch and commercialize product candidates for which we receive regulatory approval, continue research and development programs and license or acquire additional product candidates. There can be no assurance that such financing will be available or will be at terms acceptable to us. We may seek additional funds through financings, collaborations or public or private debt or equity financings, and may also seek to reduce expenses related to our operations.

        We have no products that have received regulatory approval. Any products developed by us will require approval from the U.S. Food and Drug Administration or foreign regulatory agencies prior to commercial sales. There can be no assurance that our products will receive the necessary approvals. If we are denied such approvals or such approvals are delayed, it could have a material adverse effect on us. To achieve profitable operations, we must successfully develop, test, manufacture and market products. There can be no assurance that any such products can be developed successfully or manufactured at an acceptable cost and with appropriate performance characteristics, or that such products will be successfully marketed. These factors could have a material adverse effect on our future financial results.

        We generate revenue through a collaboration agreement with P&G. The collaboration agreement with P&G is currently our only source of revenue. Consequently, we are at risk of loss of future revenues in the event that P&G terminates the collaboration agreement or is unable to remit to us amounts owed in accordance with the terms of the agreement.

        The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty related to our ability to continue as a going concern.

        Financial instruments that potentially subject us to a concentration of credit risk consist of cash, cash equivalents and marketable securities. We deposit excess cash and cash equivalents with high credit quality financial institutions in the United States. Deposits in these financial institutions may exceed the amount of insurance provided on such deposits. We have not experienced any losses on our deposits of cash and cash equivalents.

    Unaudited Interim Financial Information

        The accompanying consolidated balance sheet as of June 30, 2007, the consolidated statements of operations and of cash flows for the six months ended June 30, 2006 and 2007, and the consolidated statement of convertible preferred stock and stockholders' equity (deficit) for the six months ended June 30, 2007 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly our financial position as of June 30, 2007 and results of operations and cash flows for the six months ended June 30, 2006 and 2007. The financial data and other information disclosed in these notes to financial statements as of June 30, 2007 and for the six-month periods ended June 30, 2006 and 2007 are unaudited. The results for the six months ended June 30, 2007 are not necessarily indicative of the results to be expected for the year ending December 31, 2007 or for any other interim period or for any future year.

    Unaudited Pro Forma Presentation

        The unaudited pro forma balance sheet as of June 30, 2007 gives effect to the elimination of our preferred stock warrants liability of $798,000 and the automatic conversion of all outstanding shares of convertible preferred stock into an aggregate of 11,415,130 shares of common stock upon completion of this offering.

        The pro forma net loss per share for the six month period ended June 30, 2007 is computed using the weighted-average number of common shares outstanding, including the pro forma effects of the items in the foregoing paragraph effective upon the closing of this offering, as if they had occurred at the beginning of the period.

    Use of Estimates

        The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and on assumptions believed to be reasonable under the circumstances. Actual results could differ from those estimates.

    Cash and Cash Equivalents

        Cash and cash equivalents are stated at cost, which approximates market values. We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

    Marketable Securities

        Marketable securities are classified as available-for-sale in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities, and are carried at their market value at the balance sheet date. Realized gains and losses on sales of all such securities are reported in earnings and computed using the specific identification method. Unrealized gains and losses are reported as a separate component of stockholders' equity until realized. The amortized cost of securities is adjusted for amortization of premiums and accretion of discounts from the date of purchase to maturity and is included in interest income. Accrued interest and dividends are included in interest income.

        Marketable securities include corporate bonds, Eurobonds, certificates of deposit and auction rate securities with original maturities beyond three months. The auction rate securities are structured as short-term, highly liquid investments that can be readily converted into cash every 30 to 90 days; however, since the stated or contractual maturities of these securities is greater than 90 days, these securities were classified as short-term investments.

    Restricted Cash

        Under a facilities operating lease agreement, $903,000 is restricted for use as security for a standby letter of credit issued to our landlord at December 31, 2005 and 2006. An additional amount of $190,000 was restricted for use as security for a standby letter of credit issued to our payroll service provider at December 31, 2005, and was subsequently released during 2006. In May 2007, we entered into a pledge and security agreement with Comerica Bank whereby $150,000 is restricted for use as security for our corporate credit cards and is classified as a current asset as of June 30, 2007 as it is a revolving line of credit.

    Fair Value of Financial Instruments

        The reported amounts of our financial instruments including cash and cash equivalents, marketable securities, accounts payable, accrued liabilities and short term notes payable approximate fair value due to their short maturities. Estimated fair values for marketable securities are based on quoted market prices for the same or similar instruments. Based on the borrowing rates available to us for loans with similar terms and average maturities, the fair value of our long-term debt is estimated to be $8.4 million and $6.7 million as of December 31, 2005 and 2006, respectively.

    Related Party Receivable

        In May 2006, we provided a loan to an officer in the amount of $96,000 primarily to assist him with the purchase of a primary residence. The loan is evidenced by a full recourse promissory note payable to ARYx. Pursuant to the terms of the promissory note, the entire outstanding principal balance of the loan, plus all accrued interest is due and payable upon the earlier of (i) May 31, 2008, (ii) immediately upon the officer's termination of employment, (iii) the occurrence of any acceleration events defined in the agreement or (iv) any event of default. We accrue interest on the note at an effective rate of 7.625%. In accordance with the terms of the promissory note commencing June 1, 2006, $4,000 of the outstanding principal balance of the loan is forgiven on a monthly basis at the end of each full month provided that the officer remains a full-time employee as of the date of such forgiveness. Principal and interest of $31,000 was forgiven and charged to selling, general and administrative expense for the year ended December 31, 2006.

    Property and Equipment

        Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, generally four to seven years. Leasehold improvements are amortized over their estimated useful lives or the remaining facility lease term, whichever is shorter.

    Change in Accounting Estimates

        In connection with our annual review of property and equipment for the assessment of impairment, we changed in 2006 the estimated useful lives of our information technology related assets from five to four years. The change in estimated useful life is based upon a change in the estimated future benefits we expect to receive from those assets, the pattern of consumption of those benefits, and the information available regarding those benefits. We account for this change in accounting estimate in accordance with Statements of Financial Accounting Standards No. 154 ("SFAS No. 154"), Accounting Changes and Error Corrections, which was adopted at the beginning of our fiscal year 2006. The impact of this change will have no material effect on our future periods.

    Impairment of Long-Lived Assets

        We evaluate our long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of our assets may not be fully recoverable. If indicators of impairment exist, impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of each asset and its eventual disposition is less than its carrying amount. The impairment charge is determined based upon the excess of the carrying value of the asset over its fair value, with fair value determined based upon an estimate of discounted future cash flows or on other appropriate measure of fair value. An impairment of property and equipment charge in the amount of $105,000 was recorded as operating expense for the year ended December 31, 2006.

    Stock-Based Compensation and Related Change in Accounting Principle

        Prior to the adoption of Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment ("SFAS 123R") on January 1, 2006, we accounted for stock-based employee compensation arrangements using the intrinsic value method in accordance with the recognition and measurement provisions of Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees, and related interpretations, including the Financial Accounting Standards Board ("FASB") Interpretation No. 44 ("FIN 44"), Accounting for Certain Transactions Involving Stock Compensation. Under the intrinsic value method, compensation expense is based on the difference, if any, on the date of the grant, between the estimated fair value of our common stock and the exercise price of options to purchase that stock. We amortized stock-based compensation expense resulting from the application of APB 25 over the vesting period of the options using an accelerated basis in accordance with FIN No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.

        As required by Statement of Financial Accounting Standard No. 148 ("SFAS 148"), Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of SFAS Statement No. 123, the following table illustrates the pro forma effect on the net loss and net loss per share as if we had applied the fair value recognition provisions of SFAS No. 123 ("SFAS 123"), Accounting for Stock-Based Compensation, using the Black-Scholes option valuation method to value stock-based employee compensation for each period presented.

		Year Ended December 31,
		2004	2005
		(in thousands, except per share data)
Net loss, as reported		$(20,827)	$(27,964)
Add:	Stock-based employee compensation expense included in reported net loss	—	52
Deduct:	Stock-based employee compensation determined under the fair value method	(64)	(307)

Adjusted net loss		$(20,891)	$(28,219)

Basic and diluted net loss per share, as reported		$(24.28)	$(30.74)

Basic and diluted net lost per share, as adjusted		$(24.36)	$(31.02)

        Effective January 1, 2006, we adopted SFAS 123R using the modified prospective transition method, which requires the measurement and recognition of compensation expense for all stock-based payment awards granted, modified, repurchased or cancelled to the employees and directors on or after the adoption date as well as for awards that were granted before the adoption date for which the requisite service has not been provided as of the adoption date. Under this method, we measure stock-based compensation expense for all stock-based payment awards granted after January 1, 2006 in accordance with SFAS 123R. The stock-based compensation expense is then amortized over the requisite service periods of the awards, which are generally the vesting periods. SFAS 123R supersedes the previous accounting requirements under APB 25, and also amends Statement of Financial Accounting Standards No. 95, Statement of Cash Flows. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 107 providing supplemental implementation guidance for SFAS 123R. We have applied the provisions of SAB No. 107 in our adoption of SFAS 123R. Our financial results for the fiscal year ended December 31, 2006 and the six months ended June 30, 2007, reflect the impact of the adoption of SFAS 123R. In accordance with the prospective transition method, the financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123R. The impact of the adoption of SFAS 123R resulted in a charge of $609,000 against net loss for the year ended December 31, 2006.

        SFAS 123R provides for a choice between two attribution methods for allocating stock-based compensation costs: the "straight-line method," which allocates expense on a straight-line basis over the requisite service period of the last separately vesting portion of an award, or the "graded vesting attribution method," which allocates expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. We have selected the latter method and amortize the fair value of each award on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award is, in substance, multiple awards.

        We account for stock options issued in exchange for the receipt of goods or services from non-employees in accordance with the consensus reached by the Emerging Issues Task Force ("EITF") in Issue 96-18 ("EITF 96-18"), Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. Costs are measured at the fair market value of the consideration received or the fair value of the stock option issued, whichever is more reliably measurable. The value of stock options issued for consideration other than employee services is determined on the earlier of (i) the date on which there first exists a firm commitment for performance by the provider of goods or services or (ii) on the date performance is complete, using the Black Scholes pricing model. The compensation costs of these arrangements are subject to re-measurement over the vesting terms as earned.

    Revenue Recognition

        We recognize revenue in accordance with SAB No. 104 ("SAB 104"), Revenue Recognition in Financial Statements, and Emerging Issues Task Force Issue 00-21 (EITF "00-21"), Revenue Arrangements with Multiple Deliverables. We have entered into a collaboration agreement with P&G. Revenues from this collaboration agreement include a nonrefundable upfront license fee, reimbursement of services performed in connection with certain development efforts, milestone payments and royalties. When evaluating multiple element arrangements, we consider whether the components of each arrangement represent separate units of accounting as defined in EITF 00-21. Application of this standard requires subjective determinations and requires management to make judgments about the fair value of the individual elements and whether it is separable from the other aspects of the contractual relationship. Revenue arrangements with multiple components are divided into separate units of accounting if certain criteria are met, including whether the delivered component has stand-alone value to the customer, and whether there is objective and reliable evidence of the fair value of the undelivered items. Consideration received is allocated amongst the separate units of accounting based on their respective fair values. Applicable revenue recognition criteria are then applied to each of the units.

        Revenue is recognized when the four basic criteria of revenue recognition are met: (1) persuasive evidence of an arrangement exists; (2) transfer of technology has been completed or services have been rendered; (3) the fee is fixed or determinable and (4) collectibility is reasonably assured. For each source of revenue, we comply with the above revenue recognition criteria in the following manner:

  •
  Nonrefundable upfront license fees received with separable stand-alone values are recognized when intangible property rights are transferred, provided that the transfer of rights is not dependent upon continued efforts by ARYx with respect to the agreement. If the transferred rights do not have stand-alone value, or if objective and reliable evidence of the fair value of the undelivered elements does not exist, the amount of revenue allocable to the transferred rights and the undelivered elements is deferred and amortized over the related involvement period in which the remaining undelivered elements are provided to our partner.

  •
  Service revenue consists of reimbursement of services performed or costs incurred under contractual arrangements with third parties. Revenue from such services is based upon 1) negotiated rates for full time equivalent employees that are intended to approximate our anticipated costs or 2) other direct costs incurred. Service revenues are recognized when the services are performed. Costs associated with these services are included in cost of collaboration service revenue.

  •
  Payments associated with milestones, which are contingent upon future events for which there is reasonable uncertainty as to their achievement at the time the agreement was entered into, are recognized as revenue when these milestones, as defined in the contract, are achieved and provided that no further performance obligations are required of us. Milestone payments are typically triggered either by the progress or results of clinical trials or by external events, such as regulatory approval to market a product or the achievement of specified sales levels, all of which are substantially at risk at the inception of the respective collaboration agreement. In applying this policy, we ascertain certain factors that include: 1) whether or not each milestone is individually substantive, 2) the degree of risk associated with the likelihood of achieving each milestone, 3) whether or not the payment associated with each milestone is reasonably proportional to the substantive nature of the milestone, 4) the level of effort, if any, that is anticipated or actually involved in achieving each milestone, and 5) the anticipated timing of the achievement of each milestone in relation to other milestones or revenue elements. Amounts received in advance, if any, are recorded as deferred revenue until the associated milestone is reached.

  •
  Royalty revenue from sales of our licensed products will be recognized when earned and collectible.

    Research and Development Costs

        Research and development ("R&D") expenditures are expensed as incurred. Major components of R&D expenses consist of personnel costs, preclinical studies, clinical trials, materials and supplies and allocations of R&D and facilities related costs, as well as fees paid to consultants and other entities that conduct certain research and development activities on our behalf. Payments made to other entities are under agreements that are generally cancelable by us.

        R&D activities are categorized as follows: research and nonclinical studies, clinical development and pharmaceutical development. Research and nonclinical studies expenditures consist primarily of research personnel and laboratory related costs as well as third party contract research. Clinical development costs consist primarily of costs associated with Phase 1 and Phase 2 clinical trials. Pharmaceutical development costs include drug formulation, stability testing, contract manufacturing of drug substance and products and clinical trial material packaging.

        Clinical trial costs are a significant component of our R&D expenses. Currently, we manage our clinical trials primarily through contract research organizations. We recognize expenses for these contracted activities based upon a variety of factors, including actual and estimated patient enrollment rates, clinical site initiation activities, labor hours and other activity-based factors. We match the recording of expenses in our financial statements to the actual services received and efforts expended. Subject to the timing of payments to the service providers, we record prepaid expenses and accruals relating to clinical trials based on estimates of the degree of completion of the contracted work as specified in each clinical study agreement. We monitor each of these factors to the extent possible and adjust our estimates accordingly.

        Costs to acquire technologies to be used in research and development that have not reached technological feasibility and have no alternative future use are expensed when incurred.

    Net Loss per Common Share

        Basic net loss per common share is computed by dividing net loss by the weighted average number of fully vested common shares outstanding during the period. Diluted net loss per common share is computed by giving effect to all potential dilutive common shares, including stock options, warrants and convertible preferred stock.

        The unaudited pro forma basic and diluted net loss per common share calculations assume the conversion of all outstanding shares of convertible preferred stock into shares of common stock as if the conversion had occurred at the beginning of the periods or, if later, the original issue date, using the if-converted method.

        The following table presents the calculation of historical and pro forma basic and diluted net loss per common share (in thousands, except per share amounts):

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)
HISTORICAL:
Numerator:
Net loss applicable to common stockholders	$(20,827)	$(27,964)	$(27,328)	$(18,021)	$(12,156)

Denominator:
Weighted average common shares outstanding	858	913	1,028	1,012	1,092
Less: Weighted average unvested restricted common shares	—	(3)	(9)	(5)	(27)

Weighted average common shares used in computing basic and diluted net loss per common share	858	910	1,018	1,007	1,065

Basic and diluted net loss per common share	$(24.28)	$(30.74)	$(26.84)	$(17.90)	$(11.41)

PRO FORMA:
Numerator:
Net loss applicable to common stockholders, as used above			$(27,328)		$(12,156)

Denominator:
Basic and diluted weighted average common shares, as used above			1,018		1,065
Add: Pro forma adjustments to reflect assumed weighted average effect of conversion of convertible preferred stock (unaudited)			11,203		11,414

Weighted average shares used in computing pro forma basic and diluted net loss per common share (unaudited)			12,221		12,480

Pro forma basic and diluted net loss per common share (unaudited)			$(2.24)		$(0.97)

        The following convertible preferred stock, warrants and outstanding stock options were excluded from the computation of diluted net loss per common share for the periods presented because including them would have had an antidilutive effect:

	December 31,			June 30,
	2004	2005	2006	2006	2007
				(unaudited)
Series A convertible preferred stock (as if converted)	126,260	126,260	126,260	126,260	126,260
Series B convertible preferred stock (as if converted)	105,257	105,257	105,257	105,257	105,257
Series C convertible preferred stock (as if converted)	2,825,354	2,825,354	2,825,354	2,825,354	2,826,409
Series D convertible preferred stock (as if converted)	5,538,757	5,538,757	5,538,757	5,538,757	5,538,757
Series E convertible preferred stock (as if converted)	—	—	2,818,447	2,818,447	2,818,447
Warrants to purchase Series C convertible preferred stock (as if exercised and converted)	17,310	17,310	17,310	17,310	11,278
Warrants to purchase Series D convertible preferred stock (as if exercised and converted)	—	100,704	100,704	100,704	100,704
Outstanding common stock options	520,220	1,384,458	1,390,822	1,378,906	1,793,058

	9,133,158	10,098,100	12,922,911	12,910,995	13,320,170

    Comprehensive Loss

        Comprehensive income (loss) generally represents all changes in stockholders' equity except those resulting from investments or contributions by stockholders. Our unrealized gains (losses) on marketable securities represent the components of comprehensive loss that are excluded from the net loss. Comprehensive loss for the years ended December 31, 2004, 2005, 2006 and the six months ended June 30, 2006 and 2007, was $20.9 million $27.9 million, $27.3 million, $18.0 million (unaudited) and $12.2 million (unaudited), respectively. Comprehensive loss has been disclosed in the statements of convertible preferred stock and stockholders' equity (deficit) for all periods presented per the provisions of SFAS No. 130, Reporting Comprehensive Income.

    Income Taxes

        We use the asset and liability method of accounting for income taxes in accordance with SFAS 109, Accounting for Income Taxes. Deferred tax assets and liabilities are determined based on differences between financial reporting and the tax basis of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized.

        As described in Note 11, effective January 1, 2007, we adopted FASB Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109

    Freestanding Preferred Stock Warrants and Cumulative Effect of Change in Accounting Principle

        On June 29, 2005, FASB issued Staff Position No. 150-5 ("FSP 150-5"), Issuer's Accounting under Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable. FSP 150-5 affirms that freestanding warrants are subject to the requirements under Statements of Financial Accounting Standards No. 150 ("SFAS 150"), Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, regardless of the timing of the redemption feature or the redemption price or the likelihood of redemption. Under SFAS 150, the freestanding warrants that are related to the purchase of convertible preferred stock are considered derivative liabilities and recorded at fair value. The warrant liability is subject to re-measurement at each balance sheet date and any change in fair value is recognized as a component of other income or expense. Prior to the adoption of FSP 150-5, we accounted for these warrants under EITF 96-18.

        We adopted FSP 150-5 and accounted for the cumulative effect of the change in accounting principle as of January 1, 2006, the first reporting period following June 30, 2005 as prescribed under the transition provision of FSP 150-5. As a result of the adoption, $848,000 was reclassified from convertible preferred stock to preferred stock warrant liability on the balance sheet. For the year ended December 31, 2006, the total impact of the change in accounting principle was an increase to net loss of $5,000. The increase to the net loss consists of $10,000 in expense for the cumulative effect upon adoption as of January 1, 2006 reflecting the fair value of the warrants as of that date, and $5,000 income recorded in interest and other income, net, to reflect the decrease in fair value between January 1, 2006 and December 31, 2006. The pro forma effect of the adoption on our results of operations for 2004 and 2005, if applied retroactively, assuming SFAS 150 had been adopted in those years, has not been disclosed, as these amounts would not be materially different from the reported amounts.

        The impact of the cumulative effect of change in accounting principle on net loss per common share was as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)
Net loss per common share, basic and diluted:
Loss before cumulative effect of change in accounting principle	$(24.28)	$(30.74)	$(26.83)	$(17.89)	$(11.41)
Cumulative effect of change in accounting principle	—	—	(0.01)	(0.01)	—

Net loss	$(24.28)	$(30.74)	$(26.84)	$(17.90)	$(11.41)

Share used in computing basic and diluted net loss per common shares (in thousands)	858	910	1,018	1,007	1,065

        We will continue to adjust the warrant liability for changes in fair value until the earlier of (i) the exercise of the warrants, (ii) the occurrence of a liquidation event, in which case the warrants would be liquidated, or (iii) the completion of an initial public offering, at which time the liabilities will be reclassified to stockholders' equity (deficit) since all of our outstanding convertible preferred stock will be automatically converted into common shares at that time.

    Recent Accounting Pronouncements

        In July 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Tax—An Interpretation of FASB Statement 109, which clarifies the accounting for uncertainty in tax positions. FIN 48 provides measurement and recognition guidance related to accounting for uncertainty in income taxes by prescribing a recognition threshold for tax positions. FIN 48 also requires extensive disclosures about uncertainties in the income tax positions taken. We adopted FIN 48 on January 1, 2007, and concluded that no cumulative adjustment to our accumulated deficit was required upon adoption of FIN 48. The impact on the adoption of this standard is described in Note 11.

        In September 2006, the FASB issued Statements of Financial Accounting Standards No. 157 ("SFAS 157"), Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of the provisions of SFAS 157 on our consolidated financial position, results of operations and cash flows.

        In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 ("SAB 108"), Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects on each of balance sheets and statement of operations and the related financial statement disclosures. There was no impact on our consolidated financial statements upon adoption.

        In February 2007, the FASB issued SFAS No. 159 ("SFAS 159"), The Fair Value Option for Financial Assets and Financial Liabilities- Including an amendment of FASB Statement No. 115. SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Most of the provisions in SFAS 159 are elective; however, the amendment to FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. SFAS 159 is effective as of the beginning of an entity's fiscal year beginning after November 15, 2007. We are currently evaluating the impact of the provisions of SFAS 159 on our consolidated financial position, results of operations and cash flows.

2. Marketable Securities

        Marketable securities held at December 31, 2005, 2006 and June 30, 2007 (unaudited), are summarized below:

	December 31, 2005
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Losses	Fair Value
	(in thousands)
Marketable securities:
Auction rate securities	$7,700	$—	$—	$7,700
Federal agency obligations	3,000	—	(12)	2,988
Corporate bonds	2,204	—	(4)	2,200
Certificates of deposit	1,000	—	(2)	998

Total at December 31, 2005	$13,904	$—	$(18)	$13,886

Marketable securities maturing:
Within 1 year	$4,000			$4,000
Between 1 to 5 years	9,904			9,886

	$13,904			$13,886

	December 31, 2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)
Marketable securities:
Auction rate securities	$18,925	$—	$—	$18,925
Certificates of deposit	3,604	1	—	3,605
Commercial paper	500	—	—	500
Corporate notes and bonds	7,420	—	(1)	7,419
Eurobonds	1,200	—	(1)	1,199

Total at December 31, 2006	$31,649	$1	$(2)	$31,648

Marketable securities maturing:
Within 1 year	$23,474			$23,473
Auction rate securities maturing beyond 1 year	5,525			5,525
Auction rate securities with no maturity date	2,650			2,650

	$31,649			$31,648

	June 30, 2007 (unaudited)
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Losses	Fair Value
Marketable securities:
Auction rate securities	$15,070	$—	$—	$15,070
Certificates of deposit	3,502	—	(2)	3,500
Corporate notes and bonds	499	—	—	499
Eurobonds	1,489	—	(3)	1,486

Total at June 30, 2007 (unaudited)	$20,560	$—	$(5)	$20,555

Marketable securities maturing:
Within 1 year	$11,390			$11,385
Auction rate securities maturing beyond one year	8,320			8,320
Auction rate securities with no maturity date	850			850

	$20,560			$20,555

        We reviewed our investment portfolio to identify and evaluate investments that had indications of possible impairment. Factors considered in determining whether a loss is other than temporary include the length of time and extent to which fair value has been less than the cost basis, the financial condition and near-term prospects of the investee, credit quality and our ability to hold the securities for a period of time sufficient to allow for any anticipated recovery in market value. As of December 31, 2005, 18 instruments in our portfolio were in an unrealized loss position for more than 12 months with an aggregate unrealized loss of $18,000 and the unrealized losses in our marketable securities were not other-than-temporary in light of our intent and ability to hold these securities to maturity or call date. As of December 31, 2006 and June 30, 2007, no instruments in our portfolio have been in an unrealized loss position for more than 12 months.

        There have been no realized gains or losses from the sale of marketable securities for the years ended December 31, 2004, 2005 and 2006, and for the six months ended June 30, 2006 and 2007 (unaudited), respectively.

3. Property and Equipment

        Property and equipment consist of the following:

	December 31,		June 30,
	2005	2006	2007
			(unaudited)
	(in thousands)
Office and computer equipment	$438	$602	$700
Furniture and fixtures	135	151	152
Laboratory equipment	1,479	1,986	2,058
Leasehold improvements	2,747	2,811	2,848

	4,799	5,550	5,758
Less: Accumulated depreciation and amortization	(656)	(1,381)	(1,846)

Property and equipment, net	$4,143	$4,169	$3,912

        Depreciation and leasehold improvement amortization expenses were $186,000, $564,000 and $832,000 for the years ended December 31, 2004, 2005 and 2006, respectively. Depreciation and amortization expenses for the six months ended June 30, 2006 and 2007 was $385,000 and $492,000, respectively (unaudited).

4. Collaboration with Procter & Gamble Pharmaceuticals

        On June 30, 2006, we entered into a collaboration agreement with P&G pursuant to which P&G will develop and commercialize ATI-7505, our product candidate for the treatment of gastrointestinal disorders such as chronic constipation, functional dyspepsia, gastroesophageal reflux disease, gastroparesis and irritable bowel syndrome with constipation. In connection with this agreement, P&G paid us a $25.0 million nonrefundable upfront license fee and has agreed to pay us additional potential milestone payments and royalties on product sales. Additional license fee revenue could reach approximately $391.0 million over the life of the collaboration, of which approximately $216.0 million could be earned prior to commercialization. Under our agreement with P&G, we have the option, but not an obligation, to co-promote and/or co-develop ATI-7505.

        In accordance with our revenue recognition policy, we have concluded that we have three units of accounting: the up front license fee and our joint steering committee obligation; our commitment to provide transitional services; and our rights to royalty payments on sales, if any, of ATI-7505. The $25.0 million nonrefundable upfront license fee was deferred upon receipt, as objective evidence of the fair value of the undelivered elements under the agreement could not be established. This fee is being recognized as revenue on a straight-line basis over the estimated period of our obligatory performance and provision of services under the terms of the agreement. We estimate on an on-going basis the expected duration of the performance and service period and adjust our recognition of deferred revenue accordingly. As of June 30, 2007 and at present, we estimate that our performance period under the agreement will continue through December 2012. For the year ended December 31, 2006 and six month period ended June 30, 2007, $1.6 million and $1.9 million (unaudited), respectively of the $25.0 million upfront payment was recognized as license fee revenue. Further, we earned $1.0 million in milestone revenue upon the delivery of data related to one of the Phase 2 clinical trials for our ATI-7505 product candidate in 2006.

        Under the terms of the agreement, we are obligated to provide certain transitional services to P&G. These transitional services represent the pass through of actual costs billed to the Company by third party vendors, are standard support services for the biopharmaceutical industry and are readily available from multiple vendors. We are also entitled to compensation from P&G for certain pre-determined development services, such as formulation, development and manufacturing of drug substance and products, as well as other activities related to the licensed technology. Under the agreement, we have no obligation to perform any development activities nor do we have any manufacturing obligations. For the year ended December 31, 2006 and six month period ended June 30, 2007, we recognized $2.1 million and $186,000 (unaudited), respectively as collaboration services revenue related to these activities and costs associated with these services are included in the cost of collaboration service revenue. P&G has the right to terminate our collaboration agreement at any time upon written notice pursuant to its terms.

5. Exclusive Patent License Agreement with the University of Toledo

        On February 21, 2005, we entered into an exclusive royalty-bearing license agreement with the University of Toledo for certain patents, patent applications and technology rights. The agreement granted us the right to use the technology rights and to make, have made, offer for sale and sell the licensed products, to practice the licensed processes, and to sublicense the technology and products. In consideration for the licensing agreement, we paid a one-time up-front licensing fee of $125,000. The entire license fee was expensed in accordance with SFAS 2, Accounting for Research and Development Costs, as the acquired patents were related to research technology and, as of the acquisition date, no future alternative uses were identified. Additionally, we will pay royalties to the University of Toledo from products sold by us or through an affiliate that fall under the scope of the licensed technology, or from the sale of product by a sub-licensee of the technology. Currently, we do not believe that any of our products under development fall within the scope of the licensed technology.

6. Debt Financing

    Lighthouse Capital Partners V, L.P.

        On March 28, 2005, we entered into a loan agreement with Lighthouse Capital Partners V, L.P. ("Lighthouse") for an aggregate loan amount of $10 million. All funding utilized under the agreement has a 42-month repayment term beginning April 1, 2006, the loan commencement date. All borrowings are subject to cash payments of principal and interest at a stated interest rate equal to 9.75% per annum. There is also a terminal interest payment due at the end of the 42-month term equal to 12.0% of the aggregate principal amount borrowed. We recorded interest expense related to the loan agreement, including the amortization of expense related to the terminal payment and the warrant issued under the agreement, of $593,000 and $1,203,000 for the years ended December 31, 2005 and 2006, respectively; and $577,000 and $564,000 for the six months ended June 30, 2006 and 2007 (unaudited), respectively.

        Pursuant to the loan agreement, Lighthouse was granted a warrant to purchase 50,352 shares of our Series D convertible preferred stock at an exercise price of $9.93 per share. The number of shares exercisable automatically increased by an amount equal to 5% of the aggregate amount borrowed divided by the exercise price of the warrant. (See Note 7—Warrants for further discussion).

    General Electric Commercial Finance

        On September 1, 2005, we entered into a loan agreement with General Electric Commercial Finance ("GE") for a secured equipment line of credit of up to $2.5 million. The loan agreement provides for a 42-month repayment term from the date of funding and is secured by specific assets. All borrowings are subject to monthly cash payments of principal and interest. We borrowed $1.2 million in September 2005 at an interest rate equal to 11.73% per annum, an additional $0.3 million in June 2006 at an interest rate equal to 12.89% per annum, and $0.4 million in December 2006 at an interest rate equal to 11.75% per annum. We recorded interest expense of $64,000 and $132,000 for the years ended December 31, 2005 and 2006, respectively. Interest expense for the six months ended June 30, 2006 and 2007 was $61,000 and $80,000 (unaudited), respectively.

    Security Priority

        Lighthouse has a first priority security interest in all of our tangible and intangible assets except for the following: (i) assets specifically identified and secured by the GE equipment loan, (ii) any first priority interest Comerica Bank ("Comerica") may have in our bank accounts at Comerica, (iii) any certificates of deposit that are used as security for a letter of credit and (iv) intellectual property assets.

        At December 31, 2006, future payments under the Lighthouse and GE loan agreements were as follows:

	Lighthouse	GE	Total
	(in thousands)
2007	$2,688	$509	$3,197
2008	2,962	574	3,536
2009	2,418	286	2,704
2010	—	64	64

Total principal payments	8,068	1,433	9,501
Less: Current portion of notes payable	(2,688)	(509)	(3,197)
Add: Accrued interest on terminal payment	375	—	375

Notes payable	$5,755	$924	$6,679

        At June 30, 2007 (unaudited), future payments under the Lighthouse and GE loan agreements were as follows:

	Lighthouse	GE	Total
	(in thousands)
Remainder of 2007	$1,377	$262	$1,639
2008	2,962	574	3,536
2009	2,418	286	2,704
2010	—	64	64

Total principal payments	6,757	1,186	7,943
Less: Current portion of notes payable	(2,822)	(540)	(3,362)
Add: Accrued interest on terminal payment	525	—	525

Notes payable	$4,460	$646	$5,106

7. Warrants

        We issue freestanding warrants from time to time pursuant to various contractual arrangements. As of December 31, 2006, the following warrants were issued and outstanding:

Warrant Holder	Issue Date	In Connection With	Warrant to Purchase	Shares	Exercise Price (per share)	Expiration Date(1)(2)(3)
Life Science Group, Inc.(1)	6/28/2002	Placement agent services	Series C convertible preferred stock	6,032	$8.91	6/28/2007
ATEL(2)	12/23/2002	Leasing arrangement	Series C convertible preferred stock	5,611	$8.91	12/23/2012
Life Science Group, Inc.(1)	9/3/2003	Placement agent services	Series C convertible preferred stock	5,667	$8.91	9/3/2008
Lighthouse(3)	3/28/2005	Debt financing	Series D convertible preferred stock	100,704	$9.93	3/28/2012

				118,014

(1)
Exercisable, in whole or in part, until the earlier of (i) immediately prior to the closing of an initial public offering, a merger, change in control, or sale of substantially all of our assets or (ii) the fifth anniversary of the issue date.

(2)
Exercisable, in whole or in part, until the earlier of the 10th anniversary of the issue date or the fifth anniversary of the closing of an initial public offering.

(3)
Exercisable, in whole or in part, at the option of the warrant holder; automatically deemed exercised in full at the earlier of (i) close of business on March 28, 2012, (ii) two years following the effective date of an initial public offering or (iii) the effective date of a merger.

        The warrants may be exercised using the net exercise method. Under this method, the number of shares issued upon exercise is reduced by an amount equal to the product of the number of shares subject to the exercise and the exercise price per share, divided by the fair value of convertible preferred stock on the date of the exercise. The number of shares issued upon exercise of the warrants, and the exercise price per share, are adjustable in the event of stock splits, dividends and similar fundamental changes. In

June 2007, Life Science Group, Inc. exercised their first warrant on a net exercise basis and resulted in the issuance of 1,055 shares of Series C convertible preferred stock.

        Following guidance under SFAS 150, we re-measured the fair value of these warrants on January 1, 2006 and December 31, 2006 and June 30, 2007 using the Black-Scholes valuation model under the following assumptions: risk-free interest rate between 4.30% and 4.96%, contractual life according to the remaining terms of the arrangements, no dividend yield and volatility of 73%. We recorded in interest and other income $5,000 and $40,000 (unaudited) of benefits to reflect the decrease in fair value of the preferred stock warrant liability for the year ended December 31, 2006 and the six months ended June 30, 2007, respectively. The following is a summary of the shares outstanding and fair values of our warrants:

				Fair Value as of
	Shares as of December 31,
Warrant Holder			Shares as of June 30, 2007	January 1, 2006	December 31, 2006	Fair Value as of June 30, 2007
	2005	2006
			(unaudited)			(unaudited)
				(in thousands, except per share data)
Life Science Group, Inc.	6,032	6,032	—	$28	$22	$—
ATEL	5,611	5,611	5,611	45	45	44
Life Science Group, Inc.	5,667	5,667	5,667	30	27	23
Lighthouse	100,704	100,704	100,704	755	759	731

	118,014	118,014	111,982	$858	$853	$798

        The fair values of the warrants issued to Life Science Group were recorded as issuance costs of Series C convertible preferred stock in 2002 and 2003 prior to the effective date of SFAS 150. The fair value of the warrant issued to ATEL Ventures, Inc. ("ATEL") was recorded as a prepayment on a lease and was amortized to interest expense over the lease term over 36 months. The fair value of the warrant issued to Lighthouse was recorded in three separate tranches as debt issuance cost with the first tranche amortized to interest expense over the funding commitment ended December 31, 2005, and the remainder amortized to interest expense over the duration of the interest-only period plus the term of the loan over 42 months. Amortization of the fair value of the warrants issued to ATEL and Lighthouse was charged to interest expense as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
	(in thousands)
				(unaudited)
ATEL	$14	$14	$—	$—	$—
Lighthouse	—	386	94	47	47

	$14	$400	$94	$47	$47

8. Commitments and Contingencies

    Operating Leases

        In November 2004, we entered into a new lease agreement for a facility in Fremont, California. The term of the 96 month lease commenced in March 2005 upon occupying the facility. The master lease agreement includes scheduled rent increases over the lease term. Rent increases, net of the impact of a rent holiday from the landlord, are recognized as accrued liabilities and amortized on a straight-line basis over the term of the lease. In addition, our landlord contributed approximately $2.6 million towards facility improvements. The leasehold improvement allowance is recognized as a reduction of rent expense on a straight-line basis over the term of the lease. Both amounts are included in deferred lease credit on our balance sheets. In addition, we provided the landlord with a letter of credit for $903,000 which is collateralized by a certificate of deposit and the collateralized deposit is recorded as restricted cash on the balance sheet.

        On December 23, 2002, we entered into a sale-leaseback agreement with ATEL for the purpose of financing our capital equipment needs. The master lease agreement provided for a lease line of up to $1.0 million available for three years for the purchase of capital equipment, of which 15% may be applied towards certain soft costs, including software, installation costs and training. The implicit interest rate was approximately 15.6% and payments were made monthly over 36 months. In conjunction with this arrangement, we issued to ATEL a warrant to purchase 5,611 shares of Series C convertible preferred stock at $8.91 per share. (See Note 7—Warrants for further discussion.) We subsequently purchased certain capital equipment by drawing $219,000 on this lease line during 2004 and nothing during 2005 and 2006. At the end of the lease term in May 2006, we exercised the option to purchase the equipment at the then fair value but not less than 5% of the original equipment cost for an aggregate purchase price of $83,000. We recognized a gain on the disposal of fixed assets of $35,000 for the year ended 2004.

        Rent expense under our operating leases was $453,000, $848,000 and $721,000 for the years ended December 31, 2004, 2005 and 2006, respectively. Rent expense was $362,000 and $362,000 for the six months ended June 30, 2006 and 2007, respectively (unaudited). Future minimum cash payments under all non-cancelable operating leases at December 31, 2006 are as follows:

Operating Leases
(in thousands)
2007	$908
2008	930
2009	932
2010	946
2011	973
2012 and thereafter	1,166

$5,855

        Future minimum cash payments under all non-cancelable operating leases at June 30, 2007 are as follows (unaudited):

Operating Leases
(in thousands)
Remainder of 2007	$455
2008	930
2009	932
2010	946
2011	973
2012 and thereafter	1,166

$5,402

    Indemnifications

        In November 2002, the FASB issued FIN No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("Fin No. 45"). FIN No. 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligations it assumes under that guarantee.

        As permitted under Delaware law and in accordance with our bylaws, we indemnify our officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at our request in such capacity. In August 2007, we entered into indemnification agreements with our officers and directors. The maximum amount of potential future indemnification is unlimited; however, we intend to obtain director and officer insurance that limits our exposure and may enable us to recover a portion of any future amounts paid. We believe the fair value for these indemnification obligations is minimal. Accordingly, we have not recognized any liabilities relating to these obligations as of December 31, 2006.

        We have certain agreements with licensors, licensees and collaborators that contain indemnification provisions. In such provisions, we typically agree to indemnify the licensor, licensee and collaborator against certain types of third-party claims. We accrue for known indemnification issues when a loss is probable and can be reasonably estimated. There were no accruals for expenses related to indemnification issues for any period presented.

9. Convertible Preferred Stock

        The authorized, issued and outstanding shares of convertible preferred stock and aggregate liquidation preferences are as follows:

	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference
			(in thousands)
Series A	126,260	126,260	$250
Series B	66,404	66,404	1,195
Series C	2,842,683	2,825,354	25,174
Series D	5,639,476	5,538,757	55,000

Balance as of December 31, 2005	8,674,823	8,556,775	81,619
Series E	2,833,333	2,818,447	30,439

Balance as of December 31, 2006	11,508,156	11,375,222	$112,058

        As of June 30, 2007, we had 11,508,156 shares of convertible preferred stock authorized, 11,376,277 shares issued and outstanding with an aggregate liquidation preference of $112,067 (unaudited).

        We recorded the convertible preferred stock at fair values on the dates of issuance, net of issuance costs. We classify our convertible preferred stock outside of stockholders' equity (deficit) in accordance with EITF Topic D-98, Classification and Measurement of Redeemable Securities. We have also elected not to adjust the carrying values of the Series A, Series B, Series C, Series D and Series E convertible preferred stock to the deemed redemption value of such shares since it is uncertain as to whether or when a liquidation event could occur. Subsequent adjustments to increase the carrying values to the ultimate redemption values will be made only when it becomes probable that such a liquidation event will occur.

        Our board of directors have not indicated to us that a deemed redemption or liquidation event, as described in the preceding paragraph, is currently being considered or is probable in the next year. Accordingly, we have not adjusted the carrying amount of our convertible preferred stock to the amounts we would pay if a deemed redemption payment were probable.

        On January 27, 2006, we completed the closing of our Series E financing in which 2,818,447 shares of Series E convertible preferred stock were sold to investors for cash proceeds of $30.2 million, net of issuance costs of approximately $0.3 million.

        In connection with the Series E financing, our board of directors approved our Amended and Restated Articles of Incorporation that authorizes 2,833,333 shares of our Series E convertible preferred stock for issuance. Also in connection with the Series E financing, certain changes were made to the rights and preferences of the previously issued securities, which include changes to anti-dilution protection, changes to participation rights, a lowering of the threshold vote for actions subject to preferred stockholder approval, and an additional Series E voting provision for changes made to the Series E rights, privileges and preferences. The rights, privileges and preferences of the Series E convertible preferred stock along with changes to the rights of previously issued securities are discussed below:

    Redemption

        Our preferred stockholders have no redemption rights related to their shares. However, certain events could trigger preferential payments to the preferred stockholders that may be considered a deemed redemption and include:

  •
  Liquidation, dissolution, or winding up of the Company;

  •
  Sale or other disposition, lease or license of all or substantially all of the assets of the Company; and

  •
  Consolidation or merger of the Company with or into any other entity or form, in which the stockholders of the Company (that is, those immediately prior to such an event) own less than 50% of the voting power of the surviving corporation immediately after such event.

    Conversion

        Each share of convertible preferred stock is convertible at the stockholders' option at any time into common stock on a one-for-one basis except for the Series B convertible preferred stock, subject to adjustment for anti-dilution, stock splits, reclassifications and the like. The conversion price for the Series B convertible preferred stock was $11.355 as of the original issue date, subject to adjustment for anti-dilution. Conversion of all outstanding convertible preferred stock is automatic upon the closing of a firmly underwritten public offering in which 1) the aggregate valuation of ARYx at the time of the offering is equal to or exceeds $200.0 million, 2) the gross cash proceeds received by us before underwriting discounts, commissions and fees are equal to or exceed $40 million and 3) our common stock is listed for trading on either the New York Stock Exchange or the NASDAQ Global Market.

    Dividends

        Holders of convertible preferred stock are each entitled to non-cumulative dividends at the rate of 5% of the original purchase price per annum if and when declared by our board of directors. Dividends to Series E convertible preferred stockholders are to be paid in advance of any distributions to Series D, then to Series C, then to Series A and Series B convertible preferred stockholders, and lastly, to common stockholders. In the event dividends are paid on any share of common stock, an additional dividend shall be paid with respect to all outstanding shares of convertible preferred stock equal to the amount paid for each share of common stock. No dividends have been declared or paid as of June 30, 2007.

    Voting

        Each holder of shares of our convertible preferred stock is entitled to voting rights equivalent to the number of shares of common stock into which the respective shares are convertible. Certain financing, acquisition, disposition and recapitalization transactions require the consent of the holders of at least 66 2/3% of the shares of outstanding preferred stock, as set forth in our Certificate of Incorporation. For as long as at least 416,666 shares of Series D convertible preferred stock remain outstanding, in addition to any other vote or consent required, the consent of the holders of at least 60% of the outstanding Series D convertible preferred stock, voting as a separate series, is necessary in order to alter or amend the designation, powers, rights, preferences, or privileges of the Series D convertible preferred stock. For as long as at least 333,333 shares of Series E convertible preferred stock remain outstanding, in addition to any other vote or consent required, the consent of the holders of at least a majority of the outstanding Series E convertible preferred stock, voting as a separate series, is necessary to effect any changes to the rights, preferences, privileges, restrictions and other matters relating to the Series E convertible preferred stock.

    Liquidation Preference

        In the event of a liquidation or winding up of ARYx, whether voluntary or involuntary, before payment is made to the holders of any other series of preferred stock or to the holders of common stock, holders of the Series C, Series D and Series E convertible preferred stock are entitled to be paid a liquation preference of $8.91, $9.93 and $10.80 per share, respectively, together with any declared but unpaid dividends. If our assets are insufficient to make payment in full to all holders of Series C, Series D and Series E convertible preferred stock, then the assets or consideration will be distributed ratably among the Series C, Series D and Series E convertible preferred stockholders. After payment of these preferential amounts, holders of the Series A and Series B convertible preferred stock are entitled to be paid a liquidation preference of $1.98 and $18.00 per share, respectively, together with any declared but unpaid dividends. Our remaining assets shall be distributed among the holders of the Series C, Series D and Series E convertible preferred stock and common stock on a pro rata basis based on the number of shares of common stock held (assuming conversion of all outstanding shares of Series C, Series D and Series E convertible preferred stock). A consolidation or merger of ARYx with or into any other corporation or other entity or any corporate reorganization, in which our stockholders immediately prior to such consolidation, merger or reorganization, own less than 50% of the voting power immediately after such consolidation, merger or reorganization is deemed a liquidation. As the convertible preferred stock stockholders control the vote of our board of directors through their appointed representatives and also control the vote of our stockholders, a liquidation of ARYx may not be in our control. Accordingly, our convertible preferred stock is classified outside of permanent equity in accordance with the requirements of EITF Topic D98, Classification and Measurement of Redeemable Securities.

        Our Board of Directors have not indicated to us that a deemed redemption or liquidation event, as described in the preceding paragraph, is currently being considered or is probable in the next year. Accordingly, we have not adjusted the carrying amount of our convertible preferred stock to the amounts we would pay if a "deemed redemption" payment became probable.

    Election of Board of Directors

        For so long as at least 833,333 shares of Series D convertible preferred stock (as adjusted for any stock dividends, combinations, subdivisions, splits, recapitalizations and the like with respect to such shares) remain outstanding, the holders of our Series D convertible preferred stock are entitled to elect two members of our board of directors at each meeting or pursuant to each consent of our stockholders for the election of directors. For as long as at least 833,333 shares of Series C convertible preferred stock (as adjusted for any stock dividends, combinations, subdivisions, splits, recapitalizations and the like with respect to such shares) remain outstanding, the holders of our Series C convertible preferred stock are entitled to elect two members of our board of directors at each meeting or pursuant to each consent of our stockholders for the election of directors. Holders of our common stock and all series of convertible preferred stock outstanding, voting together as a single class, are entitled to elect all remaining members of our board of directors.

10. Stockholders' Equity (Deficit)

    Equity Incentive Plan

        Our 2001 Equity Incentive Plan (the "2001 Plan") provides for the granting of incentive and nonstatutory stock options, stock bonuses and restricted stock to our employees, directors and consultants at the discretion of the board of directors. As of December 31, 2006 and June 30, 2007 (unaudited), a total of 2,000,208 shares and 2,183,541 shares were authorized for grant under the 2001 Plan, respectively.

        Incentive stock options may be granted with exercise prices not less than the estimated fair value of our common stock, and nonstatutory stock options may be granted with an exercise price of not less than 85% of the estimated fair value of the common stock on the date of grant. Options granted to individuals owning more than 10% of the total combined voting power of all classes of stock are exercisable up to five years from the date of grant. The exercise price of any option granted to a 10% stockholder will not be less than 110% of the estimated fair value of the common stock on the date of grant. Options granted under the 2001 Plan expire no later than 10 years from the date of grant. Options granted under the 2001 Plan vest over periods determined by our board of directors, generally over periods of two to four years. Our board of directors determines the fair value of our common stock.

        The 2001 Plan allows for early exercise of certain stock options prior to vesting subject to the terms of the stock option agreement approved by the board of directors. As of December 31, 2006, 20,833 unvested stock options were exercisable subject to the original early exercise provision contained in certain of our stock option agreements. In September 2005, one of our officers acquired 83,333 shares of common stock through a partial early exercise of options under a previously approved stock option agreement. As of December 31, 2005, 10,416 shares were subject to repurchase by us. As of December 31, 2006 and June 30, 2007 (unaudited), all early exercised shares are vested and none are subject to repurchase by us.

        A summary of the 2001 Plan activities through June 30, 2007 is as follows:

	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value (000's)
Outstanding at December 31, 2003	511,224	$0.91
Granted	107,605	1.36
Exercised	(48,609)	0.89
Forfeited	(50,000)	0.91

Outstanding at December 31, 2004	520,220	1.00
Granted	1,000,839	1.80
Exercised	(108,434)	0.93
Forfeited	(28,167)	1.16

Outstanding at December 31, 2005	1,384,458	1.58
Granted	81,663	2.19
Exercised/released	(61,228)	0.82
Forfeited	(14,071)	1.72

Outstanding at December 31, 2006	1,390,822	$1.65	7.79	$2,296

Vested and expect to vest at December 31, 2006	1,382,934	$1.65	7.79	$2,285

Exercisable at December 31, 2006	729,158	$1.47	7.38	$1,330

Granted during first six months of 2007 (unaudited)	497,734	$3.01
Exercised/released during first six months of 2007 (unaudited)	(65,104)	0.58
Forfeited during first six months of 2007 (unaudited)	(30,394)	1.80

Outstanding at June 30, 2007 (unaudited)	1,793,058	$2.06	7.79	$2,217

Vested and expect to vest at June 30, 2007 (unaudited)	1,779,638	$2.06	7.78	$2,205

Exercisable at June 30, 2007 (unaudited)	864,608	$1.55	6.85	$1,516

        A summary of total outstanding stock options as of December 31, 2006 is as follows:

	Options Outstanding
		Weighted- Average Remaining Contractual Life (in years)		Options Exercisable
Range of Exercise Price	Number Outstanding		Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
$0.90	318,716	6.44	$0.90	273,373	$0.90
$1.80	1,015,443	8.12	1.80	451,202	1.80
$3.00 - $3.30	56,663	9.55	3.16	4,583	3.00

$0.90 - $3.30	1,390,822	7.79	1.65	729,158	1.47

        A summary of total outstanding stock options as of June 30, 2007 (unaudited) is as follows:

	Options Outstanding
				Options Exercisable
		Weighted- Average Remaining Contractual Life (in years)
Range of Exercise Price	Number Outstanding		Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
$0.90	316,228	5.96	$0.90	297,678	$0.90
$1.80	966,591	7.46	1.80	531,784	1.80
$3.00	27,089	8.80	3.00	11,160	3.00
$3.30	483,150	9.58	3.30	23,986	3.30

$0.90–$3.30	1,793,058	7.79	2.06	864,608	1.55

    Stock-Based Compensation after Adoption of SFAS 123R

        Upon adoption of SFAS 123R, we estimated the fair value of stock-based awards to employees and directors using the Black-Scholes option pricing model. The Black-Scholes model requires the use of highly subjective and complex assumptions to determine the fair value of stock-based awards, including the option's expected term and expected volatility of the underlying stock over the expected term of the related grants. As a private entity, company specific historical volatility data are not available as input assumptions. As a result, we follow guidance discussed in SAB No. 107 basing the estimate of expected volatility on the expected volatility of a group of similar entities whose share prices are publicly available. We will continue to consistently apply this process using the same similar entities until a sufficient amount of historical information regarding the volatility of our own share price becomes available. As we have a history of exercise experience for use in the calculation of expected term, we believe the historical experience, adjusting for the exercise patterns of a group of similar entities in our industry, is the best estimate of our future exercise patterns. The expected term represents the period of time that options granted are expected to be outstanding. The risk-free interest rate for periods pertaining to the expected life of each option is based on the U.S. Treasury strip yield of a similar duration in effect at the time of grant. We have never paid, and do not expect to pay, dividends in the foreseeable future.

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)
Expected volatility	73%	73%	73%	73%	73%
Expected term (in years)	4.4	4.7	4.1	4.2	4.0
Weighted-average risk-free interest rate	3.5%	4.3%	4.8%	4.8%	4.6%
Expected dividends	0%	0%	0%	0%	0%
Weighted-average grant date fair value per share	$0.84	$1.62	$1.80	$1.62	$1.92

        In addition, SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from estimates. Forfeitures are estimated based on the historical experience; separate groups of employees that have similar historical forfeiture behavior are considered separately for expense recognition. Prior to the adoption of SFAS 123R, we accounted for forfeitures as they occurred.

        The following table reflects all stock options and awards granted during the twelve months ended June 30, 2007:

Grant Date	Shares Underlying Grants	Exercise Price Per Share	Fair Value Per Share For Accounting Purposes
July 2006	13,500	$3.30	$3.30
December 2006	15,915	3.30	3.30
February 2007 (unaudited)	18,333	—	3.30
February 2007 (unaudited)	449,818	3.30	3.30
April 2007 (unaudited)	25,000	—	3.30
May 2007 (unaudited)	4,583	3.30	3.30

        Total compensation cost that has been charged against income, which includes stock-based compensation expense under SFAS 123R, the amortization of deferred stock-based compensation in 2005, and the value of options issued to non-employees for services rendered, are allocated as follows (in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)
Research and development: officer compensation	$—	$26	$54	$29	$78
Research and development: employee & consultant compensation	17	41	102	49	127
Selling, general and administrative: director and officer compensation	17	342	431	207	245
Selling, general and administrative: employee and consultant compensation	8	7	41	13	29

	$42	$416	$628	$298	$479

        The total intrinsic value of options exercised during the years ended December 31, 2004, 2005 and 2006, was $23,000, $210,000 and $60,000, respectively. The total intrinsic value of options exercised during the six months ended June 30, 2006 and 2007 was $43,000 and $34,000 (unaudited), respectively.

        A summary of the status of our unvested stock options as of June 30, 2007, and changes during 2006 and the six months ended June 30, 2007, is presented below:

	Number of Shares	Weighted- Average Grant-Date Fair Value (per share)
Unvested shares at January 1, 2006	600,893	$1.44
Granted	56,666	1.80
Vested	(259,633)	1.26
Forfeited	(12,850)	1.50

Unvested shares at December 31, 2006	385,076	1.56
Granted (unaudited)	454,425	3.30
Vested (unaudited)	(118,744)	1.44
Forfeited (unaudited)	(29,070)	1.98

Unvested shares at June 30, 2007 (unaudited)	691,687	1.80

        As of December 31, 2006, there was $748,000 of unrecognized compensation cost related to these unvested stock options. The cost is expected to be recognized over a weighted-average period of 2.09 years. As of June 30, 2007 (unaudited), there was $1.4 million of unrecognized compensation cost related to these unvested stock options and the cost is expected to be recognized over a weighted-average period of 2.01 years. The total fair value of the shares vested during the years ended December 31, 2004, 2005 and 2006, was $58,000, $144,000 and $327,000, respectively. The total fair value of the shares vested during the six months ended June 30, 2006 and 2007 was $147,000 and $174,000 (unaudited), respectively.

        In January 2006, the compensation committee of our board of directors granted an officer a restricted stock award for 25,000 shares of our common stock. In September 2006, we signed and executed a stock bonus award agreement which clarified and modified certain terms of the award. In accordance with the provisions of SFAS 123R, we accounted for the modification as an exchange of the original award for a new award and accordingly, $72,000 of compensation cost was recognized during the year ended December 31, 2006 related to this award. These shares are currently held in escrow and will be released to the holder upon satisfaction of the vesting provision over a period of three years. In February 2007, the compensation committee granted an officer a fully vested restricted stock award for 18,333 shares of our common stock and in April 2007, the compensation committee granted the same officer a restricted stock award for an additional 25,000 shares of our common stock. The April 2007 award shares are held in escrow and will be released to the holder upon satisfaction of the vesting provision over a period of four years, provided that the officer remains our chief executive officer. A summary of the status of our unvested restricted stock awards as of June 30, 2007, and changes during 2006 and the six months ended June 30, 2007, is presented below:

	Number of Shares	Weighted- Average Grant-Date Fair Value (per share)
Unvested shares at January 1, 2006	—	—
Granted	25,000	$2.88
Vested	—	—
Forfeited	—	—

Unvested shares at December 31, 2006	25,000	2.88
Granted (unaudited)	43,333	3.30
Vested (unaudited)	(31,180)	3.12
Forfeited (unaudited)	—	—

Unvested shares at June 30, 2007 (unaudited)	37,153	3.18

        Our employee stock options are structured to qualify as incentive stock options ("ISOs"). Under current tax regulations, we do not receive a tax deduction for the issuance, exercise or disposition of ISOs if the employee meets certain holding requirements. If the employee does not meet the holding requirements, a disqualifying disposition occurs, at which time we will receive a tax deduction. We do not record tax benefits related to ISOs unless and until a disqualifying disposition occurs. In the event of a disqualifying disposition, the entire tax benefit is recorded as a reduction of income tax expense. We have not recognized any income tax benefit for the stock-based compensation arrangement due to the fact that we do not believe it is more likely than not that we will recognize any deferred tax assets from such compensation cost recognized in the current period. Total cash received from the exercise of stock options in 2006 was $59,000. Total cash received from the exercise of stock options in the first six months of 2007 was $38,000 (unaudited). The implementation of SFAS 123R did not have an impact on cash flows from financing activities for the year ended December 31, 2006.

        During 2005, certain stock options were granted with exercise prices below the estimated fair value, for financial reporting purposes, of the common stock at the date of grant. Deferred stock-based compensation of $332,000 was recorded during the year ended December 31, 2005, in accordance with APB 25, and was amortized on a straight-line basis over the related vesting period of the options. We recorded employee stock-based compensation expense associated with the amortization of deferred stock-based compensation of $52,000 for the year ended December 31, 2005. The remaining deferred stock compensation balance of $280,000 as of December 31, 2005 was reversed on January 1, 2006 upon adoption of SFAS 123R.

        In August 2006, we entered into a separation agreement with an employee whereby the vesting of certain stock options was accelerated. Acceleration of vesting represents a change to the terms of the original service vesting condition and is therefore subject to modification accounting under SFAS 123R. Accordingly, the originally measured and recognized compensation cost is reversed, and the fair value of the modified award on the modification date is recognized. As a result of this modification, we recognized additional compensation expense of $13,000 for the year ended December 31, 2006.

    Stock Options Granted to Non-Employees

        We continue to account for stock options issued to non-employees in accordance with the recognition provisions of SFAS 123R, and EITF Issue 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, using a fair value approach. The compensation costs of these arrangements are subject to re-measurement over the vesting terms as earned. As of June 30, 2007 (unaudited), options to purchase 5,955 shares of our common stock are subject to re-measurement under EITF Issue 96-18.

        During the years ended December 31, 2004 and 2005, we granted to non-employees options to purchase 14,850 and 465,833 shares of common stock, respectively, at the weighted-average exercise price of $1.02 and $1.80, respectively. We did not grant any stock options to non-employees in 2006 and during the six months ended June 30, 2006 and 2007 (unaudited). Compensation expense related to non-employee option grants of $42,000, $364,000 and $20,000 was recorded for 2004, 2005 and 2006, respectively, and $10,000 and $3,000 for the six months ended June 30, 2006 and 2007 (unaudited), respectively.

        The fair value of non-employee options in 2004, 2005 and 2006 was estimated using the Black-Scholes method with the following weighted-average assumptions: a dividend yield of zero, volatility of 73%, maximum contractual life of ten years, and a risk-free interest rate of 3.5%, 4.3% and 4.8%, respectively.

    Shares Reserved for Future Issuance

        The following shares of our common stock are reserved for future issuances:

	December 31, 2006	June 30, 2007
		(unaudited)
Conversion of Series A convertible preferred stock	126,260	126,260
Conversion of Series B convertible preferred stock	105,257	105,257
Conversion of Series C convertible preferred stock	2,825,354	2,826,409
Conversion of Series D convertible preferred stock	5,538,757	5,538,757
Conversion of Series E convertible preferred stock	2,818,447	2,818,447
Warrants outstanding to purchase Series C preferred stock (assuming conversion)	17,310	11,278
Warrants outstanding to purchase Series D preferred stock (assuming conversion)	100,704	100,704
Stock options available for grant	390,476	106,560
Stock options outstanding	1,390,822	1,793,058

	13,313,387	13,426,730

11. Income Taxes

        There is no provision for income taxes because we have incurred operating losses since inception. Deferred tax assets and liabilities reflect the net tax effects of net operating loss and tax credit carryovers and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets are as follows (in thousands):

	December 31,
	2005	2006
Deferred tax assets (liabilities):
Net operating loss carryforwards	$25,800	$27,100
Deferred revenue	—	9,300
Research tax credits	2,000	2,900
Deferred rent	100	1,000
Stock-based compensation	200	300
Depreciation related	—	(800)
Other, net	100	200

Total deferred tax assets	28,200	40,000
Valuation allowance	(28,200)	(40,000)

Net deferred tax assets	$—	$—

        Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Based on known factors, our management cannot currently conclude that it will be more likely than not that the deferred tax assets will be utilized. Accordingly, the deferred tax assets have been fully offset by a valuation allowance. For 2004, 2005 and 2006, the valuation allowance increased by $7.9 million, $11.6 million, and $11.8 million, respectively.

        As of December 31, 2006, we had net operating loss carryforwards for federal income tax purposes of approximately $69.3 million which expire between 2021 and 2026 if not utilized, and federal research and development tax credit carryforwards of approximately $1.7 million which expire beginning in 2018 if not utilized. The difference between our accumulated deficits of approximately $95.2 million and the net operating loss carryforwards of approximately $69.3 million for federal income tax purposes was primarily due to the $25 million P&G upfront license fee being recognized for tax purposes but deferred for financial reporting purposes. In addition, we had net operating loss carryforwards for state income tax purposes of approximately $61.5 million which expire between 2013 and 2016 if not utilized, and state research and development tax credit carryforwards of approximately $1.8 million which do not expire. Utilization of our net operating loss and tax credit carryforwards may be subject to substantial annual limitation in the event that there is a change in ownership as provided by section 382 of the Internal Revenue Code and similar state provisions. Such a limitation could result in the expiration of the net operating loss carryforwards and tax credits before utilization.

        We adopted FIN 48 effective January 1, 2007. FIN 48 requires us to recognize the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. No cumulative adjustment to our accumulated deficit was required upon our adoption of FIN 48. As permitted under the provisions of FIN 48, we will classify interest and penalties related to unrecognized tax benefits as part of our income tax provision, although there have been no such interest or penalties recognized to-date.

        Upon adoption of FIN 48, we had approximately $0.4 million of unrecognized tax benefits. As of January 1, 2007, there were no unrecognized tax benefits that, if recognized, would impact our effective tax rate. We currently have a full valuation allowance against our net deferred tax asset which would impact the timing of the effective tax rate benefit should any of these uncertain tax positions be favorably settled in the future. We do not anticipate that the amount of existing unrecognized tax benefits will significantly increase or decrease within the next 12 months. Because of our net operating loss carryforwards, substantially all of our tax years remain open to federal tax examination. We file income tax returns in the United States and in California, which typically have three and four tax years open, respectively, at any point in time.

12. Subsequent Events

        On July 18, 2007, our board of directors approved the 2007 Equity Incentive Plan, 2007 Non-Employee Directors' Stock Option Plan and 2007 Employee Stock Purchase Plan, each of which will become effective in connection with the closing of this offering.

        On July 18, 2007, our board of directors authorized management to file a registration statement with the Securities and Exchange Commission permitting us to sell shares of our common stock pursuant to this offering. If the initial public offering is closed under the terms presently anticipated, all of our convertible preferred stock outstanding will automatically convert into shares of common stock.

        On August 2, 2007, our board of directors authorized the forgiveness of the outstanding portion of a loan to one of our executive officers in the amount of $43,000, which includes principal and imputed interest.

        On August 21, 2007, we provided the University of Toledo with notice of our termination of our license agreement, dated February 21, 2005.

        On October 19, 2007, we entered into an amended loan agreement with Lighthouse which provided us an additional $9 million in debt financing that is available for borrowing until the expiration of the supplemental financing commitment date, or March 31, 2008. We are under no obligation to utilize any of the funding provided under the amended agreement. In accordance with the terms of the amendment we issued Lighthouse an additional warrant to purchase 41,666 shares of our Series E preferred stock at an exercise price of $10.80 per share. To the extent that we borrow additional funds under the amended agreement, the number of shares exercisable by Lighthouse pursuant to the aforementioned warrant will increase by 5% of the amount borrowed divided by the exercise price of $10.80 per share. The agreement provides that amounts borrowed will be subject to an interest-only period expiring in September 2008 followed by 36 equal monthly payments of principal and interest at a fixed rate of the prime rate as quoted in the western edition of the Wall Street Journal plus 2%, to be fixed as of September 2008. In addition, we will be obligated to make a final payment of 7.5% of the amount borrowed at loan maturity. All other provisions under the original loan agreement will remain intact.

        On October 22, 2007, we completed a six-for-one reverse stock split. All share and per share amounts have been retroactively restated for the effect of this split.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

        The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All the amounts shown are estimates except the SEC registration fee, the NASDAQ Global Market fee and the FINRA filing fee.

Amount
SEC registration fee	$2,825
FINRA filing fee	9,125
NASDAQ Global Market fee	105,000
Accounting fees and expenses	600,000
Blue sky qualification fees and expenses	15,000
Printing and engraving expenses	175,000
Legal fees and expenses	950,000
Transfer agent and registrar fees	20,000
Miscellaneous fees and expenses	73,050

Total	$1,950,000

Item 14. Indemnification of Directors and Officers

        We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorney's fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporations' best interests except that no indemnification is permitted without the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred. Our amended and restated certificate of incorporation and bylaws, each of which will become effective upon the closing of this offering, provide for the indemnification of our directors and officers to the fullest extend permitted under the Delaware General Corporation Law.

        Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

  •
  transaction from which the director derives an improper personal benefit;

  •
  act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  unlawful payment of dividends or redemption of shares; or

  •
  breach of a director's duty of loyalty to the corporation or its stockholders.

        Our amended and restated certificate of incorporation and amended and restated bylaws include such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by us upon delivery to us of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by us.

        Section 174 of the Delaware General Corporation Law provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

        As permitted by the Delaware General Corporation Law, we have entered into indemnity agreements with each of our directors and executive officers that require us to indemnify such persons against any and all expenses (including attorneys' fees), witness fees, damages, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action (in connection with any action, suit or proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was our director, officer or employee of or any of our affiliated enterprises, provided that such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

        At present, there is no pending litigation or proceding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

        We maintain a directors' and officers' liability insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us of those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions.

        The amended and restated investor rights agreement between the company and certain investors provides for indemnification by such investors of us and our officers and directors for certain liabilities arising under the Securities Act.

        We plan to enter into an underwriting agreement which provides that the underwriters are obligated, under some circumstances, to indemnify our directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities

        From January 1, 2004 through June 30, 2007, the Registrant issued and sold the following unregistered securities:

        (1)   From January 1, 2004 through June 30, 2007, the Registrant granted stock options to purchase 1,619,508 shares of common stock, having exercise prices ranging from $0.90 to $3.30 per share, to employees, consultants and directors pursuant to its 2001 Equity Incentive Plan. Of these, options to purchase 64,441 shares have been cancelled and options to purchase 1,498,806 shares remain outstanding.

        (2)   From January 1, 2004 through June 30, 2007, stock options to purchase an aggregate of 215,042 shares of common stock, granted to employees, consultants and directors, were exercised for aggregate consideration of $232,257, at exercise prices ranging from $0.60 to $3.00. Of these, options to purchase 213,376 shares were granted pursuant to the Registrant's 2001 Equity Incentive Plan and options to purchase 1,666 shares were granted outside of any plan.

        (3)   In January 2006, the Registrant granted a stock award pursuant to its 2001 Equity Incentive Plan for 25,000 shares of common stock to one of its executive officers for aggregate deemed consideration of $45,000.

        (4)   In February 2007, the Registrant granted a stock award pursuant to its 2001 Equity Incentive Plan for 18,333 shares of common stock to one of its executive officers for aggregate deemed consideration of $60,500.

        (5)   In April 2007, the Registrant granted a stock award pursuant to its 2001 Equity Incentive Plan for 25,000 shares of common stock to one of its executive officers for aggregate deemed consideration of $82,500.

        (6)   In May 2004, the Registrant issued an aggregate of 5,538,757 shares of its Series D convertible preferred stock to 33 accredited investors for aggregate consideration of $55,000,000.

        (7)   In March 2005, the Registrant issued a warrant to purchase up to 100,704 shares of its Series D convertible preferred stock to one accredited investor with an exercise price of $9.93 per share.

        (8)   In January 2006, the Registrant issued an aggregate of 2,818,447 shares of its Series E convertible preferred stock to 40 accredited investors for aggregate consideration of $30,439,000.

        The offers, sales and issuances of the securities described in Items 15(1) through 15(5) were deemed to be exempt from registration under the Securities Act under either (1) Rule 701 promulgated under the Securities Act as offers and sale of securities pursuant to certain compensatory benefit plans and contracts relating to compensation in compliance with Rule 701 or (2) Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their employment, business or other relationships, to information about the Registrant.

        The offers, sales, and issuances of the securities described in Items 15(6) through 15(8) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited or sophisticated person and had adequate access, through their employment, business or other relationships, to information about the Registrant.

Item 16. Exhibits and Financial Statement Schedules

  (a)
  Exhibits

Exhibit Number		Description of Document
1.1		Form of Underwriting Agreement.
3.1	*	Certificate of Incorporation of the Registrant, as currently in effect.
3.2		Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon the closing of the offering to which this Registration Statement relates.
3.3	*	Bylaws of the Registrant.
4.1		Reference is made to exhibits 3.1 through 3.3 above.
4.2	†	Specimen Common Stock Certificate.
4.3	*	Form of Warrant to purchase shares of Series C preferred stock, issued September 3, 2003.
4.4	*	Form of Warrant to purchase shares of Series C preferred stock, issued December 23, 2002.
4.5	*	Form of Warrant to purchase shares of Series D preferred stock, issued March 28, 2005.
4.6	†	Amended and Restated Investor Rights Agreement by and between Registrant and certain of its securityholders.
4.7		Form of Warrant to purchase shares of Series E preferred stock, issued October 19, 2007.
5.1		Opinion of Cooley Godward Kronish LLP.
10.1	+*	Form of Indemnity Agreement between the Registrant and its executive officers and directors.
10.2	*	Lease Agreement by and between the Registrant and Trinet Essential Facilities X, Inc., dated November 16, 2004, as amended on June 17, 2005.
10.3	+*	2001 Equity Incentive Plan.
10.4	+*	Form of Option Agreement, Form of Option Grant Notice and Form of Exercise Notice under 2001 Equity Incentive Plan.
10.5	+	2007 Equity Incentive Plan.
10.6	+	Form of Option Agreement, Form of Option Grant Notice and Form of Exercise Notice under 2007 Equity Incentive Plan.
10.7	+	2007 Non-Employee Directors' Stock Option Plan.
10.8	+	Form of Option Agreement, Form of Option Grant Notice and Form of Exercise Notice under the 2007 Non-Employee Directors' Stock Option Plan.
10.9	+	2007 Employee Stock Purchase Plan.
10.10	+*	Employment Agreement between the Registrant and Paul Goddard, dated September 1, 2005.
10.11	+*	Employment Agreement between the Registrant and Peter G. Milner, dated September 30, 2005.
10.12	+*	Employment Agreement between the Registrant and John Varian, dated November 17, 2003.

10.13	+*	Employment Agreement between the Registrant and Pascal Druzgala, dated July 23, 2002.
10.14	+*	Employment Agreement between the Registrant and Daniel Canafax, dated January 31, 2007.
10.15	+*	Employment Agreement between the Registrant and David Nagler, dated July 15, 2003.
10.16	+	Non-Employee Director Compensation Arrangements.
10.17	#*	License, Development and Commercialization Agreement between the Registrant and Procter & Gamble Pharmaceuticals, Inc., dated June 30, 2006.
10.18	*	Master Security Agreement by and between General Electric Capital Corporation and the Registrant, dated August 24, 2005, as amended on August 31, 2005.
10.19
Loan and Security Agreement No. 4521 by and between Lighthouse Capital Partners V, LP and the Registrant, dated March 28, 2005, as amended on April 22, 2005, July 25, 2005, June 27, 2006, August 30, 2007 and October 19, 2007.
21.1	*	Subsidiaries of the Registrant.
23.1		Consent of Cooley Godward Kronish LLP. Reference is made to Exhibit 5.1.
23.2		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
24.1	*	Power of Attorney.

*
Previously filed.
†
To be filed by amendment.
+
Indicates management contract or compensatory plan.
#
Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

(b)
Financial Statement Schedules

        All schedules have been omitted because they are not required or are not applicable or the required information is shown in the financial statements or notes thereto.

Item 17. Undertakings

        The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the Registration Statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the Registration Statement or made in a document incorporated or deemed incorporated by referenced into the Registration Statement or prospectus that is part of the Registration Statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the Registration Statement or prospectus that was part of the Registration Statement or made in any such document immediately prior to such date of first use.

        That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

            (i)  Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

           (ii)  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

          (iii)  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

          (iv)  Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California on the 23rd day of October, 2007.

ARYx Therapeutics, Inc.
By:	/s/ PAUL GODDARD Paul Goddard, Ph.D. Chairman of the Board and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ PAUL GODDARD Paul Goddard, Ph.D.	Chief Executive Officer, Chairman and Director (Principal Executive Officer)	October 23, 2007
/s/ JOHN VARIAN John Varian	Chief Operating Officer and Chief Financial Officer (Principal Financial Officer)	October 23, 2007
/s/ JASON BARKER Jason Barker	Senior Director, Finance and Corporate Controller (Principal Accounting Officer)	October 23, 2007
* Peter G. Milner, M.D.	Director	October 23, 2007
* Robert Adelman, M.D.	Director	October 23, 2007
* Lars Ekman, M.D., Ph.D.	Director	October 23, 2007
* Keith Leonard	Director	October 23, 2007
* Herm Rosenman	Director	October 23, 2007

* Paul Sekhri	Director	October 23, 2007
* Nicholas Simon	Director	October 23, 2007
*By:	/s/ PAUL GODDARD Paul Goddard, Ph.D. Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number		Description of Document
1.1		Form of Underwriting Agreement.
3.1		Certificate of Incorporation of the Registrant, as currently in effect.
3.2	*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon the closing of the offering to which this Registration Statement relates.
3.3	*	Bylaws of the Registrant.
4.1		Reference is made to exhibits 3.1 through 3.3 above.
4.2	†	Specimen Common Stock Certificate.
4.3	*	Form of Warrant to purchase shares of Series C preferred stock, issued September 3, 2003.
4.4	*	Form of Warrant to purchase shares of Series C preferred stock, issued December 23, 2002.
4.5	*	Form of Warrant to purchase shares of Series D preferred stock, issued March 28, 2005.
4.6	†	Form of Amended and Restated Investor Rights Agreement by and between Registrant and certain of its securityholders.
4.7		Warrant to purchase shares of Series E preferred stock, issued October 19, 2007.
5.1		Opinion of Cooley Godward Kronish LLP.
10.1	+*	Form of Indemnity Agreement between the Registrant and its executive officers and directors.
10.2	*	Lease Agreement by and between the Registrant and Trinet Essential Facilities X, Inc., dated November 16, 2004, as amended on June 17, 2005.
10.3	+*	2001 Equity Incentive Plan.
10.4	+*	Form of Option Agreement, Form of Option Grant Notice and Form of Exercise Notice under 2001 Equity Incentive Plan.
10.5	+	2007 Equity Incentive Plan.
10.6	+	Form of Option Agreement, Form of Option Grant Notice and Form of Exercise Notice under 2007 Equity Incentive Plan.
10.7	+	2007 Non-Employee Directors' Stock Option Plan.
10.8	+	Form of Option Agreement, Form of Option Grant Notice and Form of Exercise Notice under the 2007 Non-Employee Directors' Stock Option Plan.
10.9	+	2007 Employee Stock Purchase Plan.
10.10	+*	Employment Agreement between the Registrant and Paul Goddard, dated September 1, 2005.
10.11	+*	Employment Agreement between the Registrant and Peter G. Milner, dated September 30, 2005.
10.12	+*	Employment Agreement between the Registrant and John Varian, dated November 17, 2003.
10.13	+*	Employment Agreement between the Registrant and Pascal Druzgala, dated July 23, 2002.
10.14	+*	Employment Agreement between the Registrant and Daniel Canafax, dated January 31, 2007.

10.15	+*	Employment Agreement between the Registrant and David Nagler, dated July 15, 2003.
10.16	+	Non-Employee Director Compensation Arrangements.
10.17	#*	License, Development and Commercialization Agreement between the Registrant and Procter & Gamble Pharmaceuticals, Inc., dated June 30, 2006.
10.18	*	Master Security Agreement by and between General Electric Capital Corporation and the Registrant, dated August 24, 2005, as amended on August 31, 2005.
10.19
Loan and Security Agreement No. 4521 by and between Lighthouse Capital Partners V, LP and the Registrant, dated March 28, 2005, as amended on April 22, 2005, July 25, 2005, June 27, 2006, August 30, 2007 and October 19, 2007.
21.1	*	Subsidiaries of the Registrant.
23.1		Consent of Cooley Godward Kronish LLP. Reference is made to Exhibit 5.1.
23.2		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
24.1	*	Power of Attorney.

*
Previously filed.
†
To be filed by amendment.
+
Indicates management contract or compensatory plan.
#
Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.